As filed with the U.S. Securities and Exchange Commission on October 18, 2021

Registration No. 333-258853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

HighPeak Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1381	84-3533602
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	421 W. 3rd Street, Suite 1000 Fort Worth, Texas 76102 (817) 850-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack Hightower Chief Executive Officer 421 W. 3rd Street, Suite 1000 Fort Worth, Texas 76102 (817) 850-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Michael A. Hedge Jason C. Dreibelbis K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, California 92614 (949) 623-3519

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Company may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 18, 2021

PRELIMINARY PROSPECTUS

HighPeak Energy, Inc.

17,000,000 Shares of Common Stock

We are offering 1,700,000 shares of our common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “HPK.” On October 15, 2021, the last reported sales price of our common stock as reported on the Nasdaq Global Market was $13.05 per share.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Our principal executive offices are located at 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102, and our telephone number at that address is (817) 850-9200.

You should carefully read this prospectus and any prospectus supplement or amendment before you invest. See the section entitled “Risk Factors” in the accompanying prospectus beginning on page 16. You also should read the information included throughout this prospectus for information on our business and our financial statements, including information related to our predecessor.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)

The underwriting discount is reduced in connection with proceeds from certain of our existing stockholders, including entities affiliated with them or certain of our officers and directors. See “Underwriting” for a description of the compensation payable to the underwriters.

Certain of our existing stockholders, including the John Paul DeJoria Family Trust, Jack Hightower and Michael L. Hollis, and entities affiliated with them, have indicated an interest in purchasing shares an aggregate of up to $3,400,000 in shares in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons or entities, or any of these persons or entities may determine to purchase more, less or no shares in this offering. The underwriters will receive a reduced underwriting discount on any shares purchased by these persons or entities as they will on as compared to any other shares sold to the public in this offering.

To the extent that the underwriters sell more than 1,700,000 shares of our common stock, the underwriters have the option to purchase up to an additional 255,000 shares from us at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock to the purchasers on or about October             , 2021, through the book-entry facilities of The Depository Trust Company.

Roth Capital Partners

Northland Capital Markets	Seaport Global Securities

Prospectus dated October                  , 2021.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS	ii
SUMMARY OF THE PROSPECTUS	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
RISK FACTORS	16
USE OF PROCEEDS	48
CAPITALIZATION	49
SECURITIES MARKET INFORMATION	50
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION	51
BUSINESS	57
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	80
MANAGEMENT	98
EXECUTIVE COMPENSATION	105
DESCRIPTION OF SECURITIES	110
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	114
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	117
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	122
UNDERWRITING	126
LEGAL MATTERS	134
EXPERTS	134
WHERE YOU CAN FIND ADDITIONAL INFORMATION	134
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
GLOSSARY OF OIL AND NATURAL GAS TERMS	A-1

You should rely only on the information contained in this prospectus or to which we have referred you. We and the underwriters have not authorized any person to provide you with additional information or different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus may only be used where it is legal to offer and sell the securities described herein and only during the effectiveness of the registration statement of which this prospectus forms a part. You should assume the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus.

Reserve and PV-10 Estimates

Unless otherwise indicated, our estimates of our proved reserves and PV-10 included in this offering memorandum were prepared in accordance with SEC standards for reserve estimation and are based on SEC pricing, meaning the unweighted first day of the month arithmetic average price of oil and natural gas over the 12 months prior to the determination date. Accordingly, our reserves and PV-10 estimates may differ significantly from the quantities of oil, NGL and natural gas that are ultimately recovered. In certain instances in this prospectus, we disclose our reserve and PV-10 estimates prepared using flat commodity prices of $63 per Bbl of oil and $3.00 per MMBtu of natural gas, which we refer to herein as (“management pricing”). For additional information regarding our reserve and PV-10 estimates as of December 31, 2020 based on management pricing rather than SEC pricing, see “Business—Our Reserves—Reserve and PV-10 Estimates Using NYMEX Pricing.”

Market and Industry Data

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this prospectus to:

●	“A&R Charter” are to the amended and restated certificate of incorporation of HighPeak Energy;

●	“Board” are to the board of directors of HighPeak Energy;

●	“business combination” are to the transactions contemplated by the Business Combination Agreement and consummated at the Closing;

●

“Business Combination Agreement” are to the Business Combination Agreement, dated May 4, 2020, as amended, by and among Pure, HighPeak Energy, MergerSub, the HighPeak Funds, HPK GP, and solely for the limited purposes specified therein, the HPK Representative;

●	“Closing” are to the closing of the business combination on August 21, 2020;

●	“the Company,” “HighPeak Energy,” “we,” “our” or “us” are to HighPeak Energy, Inc., a Delaware corporation, either individually or together with its consolidated subsidiaries, as the context requires;

●	“Continental” are to Continental Stock Transfer & Trust Company, a New York corporation;

●

“Contingent Value Rights” or “CVRs” are to contractual contingent value rights issued to holders of HighPeak Energy common stock and Forward Purchase Investors at Closing, representing the right of Qualifying CVR Holders to receive, in certain circumstances, additional shares of HighPeak Energy common stock (or, in limited circumstances, such other form as is provided for in the Contingent Value Rights Agreement), if necessary, to satisfy the Preferred Returns, as measured at the CVR Maturity Date (with an equivalent number of shares of HighPeak Energy common stock held by HighPeak I, HighPeak II and Sponsor being collectively forfeited);

●

“Contingent Value Rights Agreement” or “CVR Agreement” are to the agreement dated August 21, 2020, by and among HighPeak Energy, HighPeak I, HighPeak II, Sponsor and Continental, as Rights Agent, which governs the terms of the CVRs;

●	“CVR Holder” are to a person or entity in whose name a CVR is registered in the CVR register maintained by the Rights Agent at any date of determination;

●

“CVR Maturity Date” are to (i) the date to be specified by HighPeak I, HighPeak II and Sponsor, which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or (ii) in certain circumstances, the occurrence of certain change of control events with respect to our business, including certain mergers, consolidations and asset sales;

●	“CVR Sponsors” are to HighPeak Energy, Sponsor, HighPeak I and HighPeak II;

●

“Escrowed Shares” are to 21,694,763 shares of HighPeak Energy common stock, which equals the maximum number of shares of HighPeak Energy common stock that could become issuable to CVR Holders pursuant to the terms of the Contingent Value Rights Agreement determined at the Closing;

●	“ESG” are to environmental, social and governance;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder;

●	“First Amendment” are to the First Amendment to Credit Agreement, dated as of June 23, 2021, among HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, and the Guarantors, the Existing Lender and the New Lenders party thereto;

●	“Forward Purchases” are to the issuance and purchase of an aggregate total of 8,976,875 shares of HighPeak Energy common stock, and a corresponding number of CVRs and warrants at the Closing;

●

“Forward Purchase Agreement” are to the Amended & Restated Forward Purchase Agreement, dated as of July 24, 2020, by and among HighPeak Energy, each party designated as a purchaser therein (which includes purchasers that subsequently joined as parties thereto prior to the Closing), HPEP I and, solely for the limited purposes specified therein, Pure, pursuant to which, among other things, (i) the Forward Purchase Agreement entered into by and between HPEP I and Pure which has been amended and restated in its entirety as described further in this prospectus and (ii) the purchasers thereunder collectively purchased 8,976,875 forward purchase units, in connection with the Closing, with each forward purchase unit consisting of one share of HighPeak Energy common stock, one CVR and one warrant (which one whole warrant is exercisable for HighPeak Energy common stock), for $10.00 per forward purchase unit, or an aggregate maximum amount of $89,768,750;

●	“Forward Purchase Investors” are to the qualified institutional buyers and accredited investors that purchased forward purchase units pursuant to the Forward Purchase Agreement;

●

“forward purchase unit” are to each of the units issued under the Forward Purchase Agreement, each consisting of one share of HighPeak Energy common stock, one CVR and one warrant, which each whole warrant is exercisable for HighPeak Energy common stock at an exercise price of $11.50 per share;

●	“GAAP” means United States Generally Accepted Accounting Principles;

●	“HighPeak I” are to HighPeak Energy, LP, a Delaware limited partnership;

●	“HighPeak II” are to HighPeak Energy II, LP, a Delaware limited partnership;

●

“HighPeak Assets” are, (i) for periods from October 1, 2019 through Closing, to HPK LP, which, indirectly through its subsidiaries, holds certain rights, title and interests in oil and natural gas assets and cash contributed as part of the business combination, (ii) for prior periods, to such assets as held by the HighPeak Funds and (iii) for periods after the Closing, to such assets as held by HighPeak Energy;

●	“HighPeak Energy common stock” are to HighPeak Energy’s voting common stock, par value $0.0001 per share;

●	“HighPeak Funds” are to HighPeak I and HighPeak II, collectively;

●	“HighPeak Group” are to Sponsor, the HPK Contributors and Jack Hightower and each of their respective affiliates and certain permitted transferees, collectively;

●	“HP GP I” are to HighPeak GP, LLC, a Delaware limited liability company;

●	“HP GP II” are to HighPeak GP II, LLC, a Delaware limited liability company;

●	“HPEP I” are to HighPeak Energy Partners, LP, a Delaware limited partnership;

●	“HPEP II” are to HighPeak Energy Partners II, LP, a Delaware limited partnership;

●	“HPK Contributors” are to the HighPeak Funds and HPK GP;

●	“HPK LP” are to HPK Energy, LP, a Delaware limited partnership;

●	“HPK GP” are to HPK Energy, LLC, a Delaware limited liability company and the general partner of HPK LP;

●	“LTIP” are to the HighPeak Energy, Inc. Amended & Restated Long Term Incentive Plan;

●	“MergerSub” are to Pure Acquisition Merger Sub, Inc., a Delaware corporation formed as a wholly owned subsidiary of HighPeak Energy for the purpose of effecting the business combination;

●	“Nasdaq” are to the Nasdaq Global Market;

●

“Predecessors” are, for the period from October 1, 2019 through Closing, to HPK LP, and for the period from January 1, 2019 to September 30, 2019 and years ended December 31, 2018 and 2017 to HighPeak I;

●

“Preferred Return” means the additional consideration in the form of additional shares of common stock (or such other specified consideration as is specified with respect to certain events) for Qualifying CVR Holders if necessary to satisfy a 10% preferred simple annual rate of return (based on a $10.00 per share price at the closing of the business combination), subject to a floor downside per-share price of $4.00

●	“Principal Stockholder Group” are to Sponsor, the HighPeak Funds, HighPeak Energy III, LP and Jack Hightower;

●	“Pure” are to Pure Acquisition Corp., a Delaware corporation;

●	“Qualifying CVR Holders” are to CVR Holders as of the CVR Maturity Date and that provide certain information required under the Contingent Value Rights Agreement;

●	“Revolving Credit Facility” are to the Company’s senior secured reserve-based lending facility, as amended from time to time, which matures June 17, 2024;

●	“Rights Agent” are to Continental Stock Transfer & Trust Company;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●

“Second Amendment” are to the Second Amendment to Credit Agreement, dated as of October 1, 2021, among HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, the Guarantors and the Lenders party thereto;

●	“Securities Act” are to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

●	“Sponsor” are to HighPeak Pure Acquisition, LLC, a Delaware limited liability company, and subsidiary of HPEP I;

●	“Transfer Agent” are to Continental Stock Transfer & Trust Company;

●	“Warrant Agent” are to Continental Stock Transfer & Trust Company;

●

“Warrant Agreement Amendment” are to the Amendment and Assignment to Warrant Agreement, dated as of August 21, 2020, by and among Pure, HighPeak Energy and Continental as warrant agent, which governs the terms of the warrants of HighPeak Energy; and

●	“warrants” are to the warrants to purchase one share of HighPeak Energy common stock at a price of $11.50 per share.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. You should read the entire prospectus carefully, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

Unless the context otherwise requires, with respect to descriptions of the financials and operations of the Company’s assets, references herein to “we,” “us” or “our” relate, prior to the business combination, to the Company’s assets as owned and operated by HPK LP or, prior to their respective acquisitions thereby, by the HighPeak Funds and, following the Closing of the business combination, to the Company’s assets as owned and operated by HighPeak Energy.

This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in “Glossary of Oil and Natural Gas Terms” set forth in Annex A.

Business Overview

HighPeak Energy is an independent oil and natural gas company engaged in the acquisition, development and production of oil, natural gas and NGL reserves. Our long-lived, predictable and high margin asset base is uniquely positioned to support our objectives of peer-leading returns and positive cash flow through various commodity cycles. We believe that executing our strategy across our largely contiguous acreage, high oil-cut, shallow decline production base and extensive inventory of identified drilling locations will result in long-term, capital efficient growth in production, value and reserves. Based upon results to date, we initiated a quarterly dividend in July 2021 and, subject to approval by the Board, would expect to return cash flow to the stockholders in the future.

We are led by our Chairman and Chief Executive Officer (“CEO”), Jack Hightower, an industry veteran with over 50 years of experience in the oil and natural gas industry, primarily in the Permian Basin managing multiple exploration and production (“E&P”) platforms. Mr. Hightower has an established track record of implementing disciplined growth strategies and generating high returns for equity holders in both public and private companies. He has assembled a highly qualified team of experienced, oil and gas professionals, many of whom have technical and operational experience in the Permian Basin and have previously worked with Mr. Hightower.

Our President and director, Michael L. Hollis, leads our operational efforts with over 20 years of oil and gas experience, including most recently as the President and Chief Operating Officer (“COO”) of Diamondback Energy, Inc. (“Diamondback”) (Nasdaq: FANG), another Permian focused oil and gas producer. Prior to Diamondback, Mr. Hollis was a Drilling Manager at Chesapeake Energy Corporation (“Chesapeake”) (Nasdaq: CHK), and also held roles in production, completions and drilling engineering at ConocoPhillips (NYSE: COP) and Burlington Resources Inc. (“Burlington”).

The HighPeak Energy team has developed and evaluated advanced 3-D earth models on geologic and petrophysical data across the majority of Howard County to find oil-rich reservoirs to enable cost efficient development of the resource. HighPeak Energy targets low-cost, low-risk, oil-rich reservoirs in the Midland Basin, primarily in Howard County, Texas which is one of the most active areas of the prolific Permian Basin with approximately 15 rigs running currently and nearly 2,000 horizontal wells drilled to date. In aggregate, the Company’s assets are characterized by:

●	high oil cut of ~90%;
●	attractive Midland pricing coupled with favorable all-in gathering and marketing costs;
●	large inventory of low-risk identified development drilling opportunities with attractive capital costs and peer-leading margins;
●	potential in-basin organic and strategic opportunities to expand our existing inventory with additional locations with substantially similar geology and economics.

Howard County has been one of the most active and productive oil producing regions within the Permian Basin. Our asset base is located within the oil-rich province of eastern Howard County, which continues to generate high oil cut percentages and rapid volume growth relative to other areas in the Midland Basin. As a result of these attributes, we have a deep understanding of many of the area’s geologic and reservoir characteristics, leading to predictable, repeatable low-risk development opportunities.

We expect to use proceeds from this equity offering for general corporate purposes, which may include accelerating our drilling and development activities given the current commodity price environment and funding further acquisition and consolidation of bolt-on assets.

Overview of the Company's Assets

HighPeak Energy focuses on the Midland Basin and specifically the Howard County area of the Midland Basin. Over the last eight decades, the Howard County area of the Midland Basin was partially developed with vertical wells using conventional methods, and has recently experienced significant redevelopment activity in the Lower Spraberry and Wolfcamp A formations utilizing modern horizontal drilling technology, with some operators having additional success developing the Middle Spraberry, Jo Mill, Wolfcamp B and Wolfcamp D formations, through the use of modern, high-intensity hydraulic fracturing techniques, decreased frac spacing, increased proppant usage and increased lateral lengths. As a result of the high oil content on our acreage position, our oil production since the business combination has averaged approximately 90% of our total production.

The Company’s assets include certain rights, title and interests in oil and natural gas assets located primarily in Howard County. As of June 30, 2021, the Company’s assets consisted of two generally contiguous leasehold positions of approximately 58,771 gross (51,8755 net) acres covering various subsurface depths. We operate approximately 95% of the net acreage across the Company’s assets and we hold an average working interest of approximately 88% in the Flat Top area and 88% in the Signal Peak area. Approximately 97% of the net operated acreage provides for horizontal well locations with lateral lengths of 10,000 feet or greater in the formations covered by the Company’s assets. HighPeak Energy’s development drilling plan is initially focused on the horizontal drilling development of the Wolfcamp A and Lower Spraberry formations utilizing multi-well pad development to lower drilling and completion cycle times, create infrastructure and facility economies of scale, reduce overall costs, and to optimize and maximize oil and gas recoveries, return on investment, and value creation.

Recent Developments

Amendments to Revolving Credit Agreement. On June 23, 2021, we entered into the First Amendment to, among other things, (i) complete the semi-annual borrowing base redetermination process, which increased the borrowing base from $40.0 million to $125.0 million and (ii) modify the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $20.0 million to $125.0 million. In addition, a syndicate of banks was added to the facility at various levels of participation and commitment. On October 1, 2021, we entered into the Second Amendment to, among other things, (i) complete a semi-annual borrowing base redetermination process, which increased the borrowing base from $125 million to $195 million and (ii) modified the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $125 million to $195 million.

Initiation of Quarterly Dividend. On July 6, 2021, HighPeak Energy announced the commencement of a $0.025 per share quarterly cash dividend and also announced a special dividend of $0.075 per share of common stock outstanding, which was paid on July 26, 2021 to stockholders of record as of the close of business on July 15, 2021, which resulted in a total of $9.3 million in dividends being paid on July 26, 2021 to stockholders of record as of the close of business on July 15, 2021.  In addition, under the terms of the LTIP, the Company also paid a dividend equivalent per share to all vested stock option holders and accrued a dividend equivalent per share to all unvested stock option holders payable upon vesting, which equates to a total payment of $705,000 in July 2021 and up to an additional $125,000 in each of August 2021 and August 2022, assuming no forfeitures.

Bolt-On Acquisitions. During the third quarter of 2021, HighPeak Energy signed multiple unrelated purchase and sale agreements to effect certain bolt-on acquisitions from various third parties. In the aggregate, the acquired assets represent approximately 10,600 net acres and working interests in salt-water disposal wells and producing properties that are estimated to average approximately 1,400 Boe/d for the remainder of 2021. As of the date of this prospectus, HighPeak Energy has consummated all of such transactions.

Corporate History and Business Combination

HighPeak Energy, Inc.

HighPeak Energy is a Delaware corporation initially formed on October 29, 2019, as a wholly owned subsidiary of Pure, solely for the purpose of combining the businesses previously conducted by Pure and HPK LP, referred to herein as the “business combination,” which was completed on August 21, 2020.

HighPeak Energy’s common stock and warrants are listed on the Nasdaq under the symbols “HPK” and “HPKEW,” respectively. HighPeak Energy’s CVRs are quoted on the Over-The-Counter Market (the “OTC”) under the symbol “HPKER.” Further, the Company has applied to list the CVRs on the Nasdaq; however, there is no assurance that the CVRs will be listed on the Nasdaq.

The mailing address of HighPeak Energy’s principal executive office is 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102. HighPeak Energy’s telephone number is (817) 850-9200.

Business Combination

On August 21, 2020, Pure consummated the previously announced business combination pursuant to the Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained therein, (a) MergerSub merged with and into Pure, with Pure surviving as a wholly owned subsidiary of the Company, (b) each outstanding share of Pure Class A common stock and Pure Class B common stock (other than certain shares of Pure Class B common stock that were surrendered for cancellation by Pure’s Sponsor) were converted into the right to receive (A) one share of common stock (and cash in lieu of fractional shares), and (B) solely with respect to each outstanding share of Pure Class A common stock, (i) a cash amount, without interest, equal to $0.62, which represents the amount by which the per-share redemption value of Pure Class A common stock at the closing of the business combination exceeded $10.00 per share, without interest, in each case, totaling approximately $767,902, (ii) one CVR for each one whole share of common stock (excluding fractional shares) issued to holders of Pure Class A common stock pursuant to clause (A), representing the right to receive additional shares of common stock (or such other specified consideration as is specified with respect to certain events) for Qualifying CVR Holders if necessary to satisfy the Preferred Return, as measured at the applicable maturity, which will occur on a date to be specified and which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or in certain circumstances after the occurrence of certain change of control events with respect to the Company’s business, including certain mergers, consolidations and asset sales (with an equivalent number of shares of common stock held by HighPeak I, HighPeak II and Pure’s Sponsor being collectively forfeited) and (iii) one warrant to purchase common stock for each one whole share of common stock (excluding fractional shares) issued to holders of Pure Class A common stock pursuant to clause (A), (c) the HPK Contributors (A) contributed their limited partner interests in HPK LP to the Company in exchange for HighPeak Energy common stock and the general partner interests in HPK LP to a wholly owned subsidiary of the Company in exchange for no consideration, and (B) contributed the outstanding Sponsor Loans (as defined in the Business Combination Agreement) in exchange for common stock and such Sponsor Loans were cancelled in connection with the Closing and (d) following the consummation of the foregoing transactions, the Company caused HPK LP to merge with and into HighPeak Energy Acquisition Corp. (as successor to Pure) and all interests in HPK LP were cancelled in exchange for no consideration. In connection with the Closing, the Company also issued shares of HighPeak Energy common stock, warrants and CVRs to Forward Purchase Investors, pursuant to that certain Forward Purchase Agreement. Certain other agreements including the Stockholders’ Agreement, Registration Rights Agreement and the Contingent Value Rights Agreement were entered into in connection with the business combination. For more information about the Stockholders’ Agreement, Registration Rights Agreement and the Contingent Value Rights Agreement, see the section entitled “Certain Relationships and Related Party Transactions.”

Summary Historical Operating Data of the Company and the Predecessors

The following table presents, for the three and six months ended June 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, summary unaudited information regarding production and sales of oil, natural gas and NGLs for the Company and the Predecessors, as applicable.

See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in evaluating the material information below.

	Successor Six Months Ended June 30, 2021	Predecessor Six Months Ended June 30, 2020 (1)	Successor August 22 2020 through December 31, 2020	Predecessor from January 1, 2020 through August 21, 2020	Predecessors Year Ended December 31, 2019 (1)

Sales volumes:
Oil (MBbls)	1,150	171	398	236		145
Natural gas liquids (MBbls)	72	17	18	20		—
Natural gas (MMcf)	321	66	112	87		139
Total (MBoe)	1,275	199	435	270		169
Average sales price (excluding the effects of derivatives):
Oil (per Bbl)	$62.50	$31.93	$40.15	$34.26		$53.96
Natural gas liquids (per Bbl)	$27.16	$10.13	$19.44	$9.31	$	n/a
Natural gas (per Mcf)	$2.55	$0.03	$1.45	$0.52		$1.92
Total (per Boe)	$58.01	$27.99	$37.74	$30.44		$48.13
Average daily sales volumes:
Oil (Bbls/d)	6,352	940	3,017	1,007		399
Natural gas liquids (Bbls/d)	399	93	134	86		—
Natural gas (Mcf/d)	1,771	363	849	373		380
Average daily sales volumes (Boe/d)	7,046	1,093	3,292	1,154		462
Average unit costs per Boe:
Lease operating expenses	$5.43	$21.13	$6.10	$18.03		$20.00
Production and other taxes	$3.30	$2.02	$2.04	$2.10		$2.66
Depletion – oil and gas properties	$23.38	$25.59	$22.73	$23.64		$25.32
General and administrative expenses	$2.65	$21.48	$6.39	$17.92		$51.49

(1)

HighPeak I and HighPeak II contributed their subsidiaries which owned and operated substantially all of their oil and gas assets to HPK LP effective October 1, 2019. Therefore, for the year ended December 31, 2019 above, results represent the combined results of HPK LP for the period from August 28, 2019 to December 31, 2019 and for HighPeak I for the year ended December 31, 2019 (excluding HighPeak I’s equity in losses of HPK LP). For the three and six months ended June 30, 2020, results of the Company include the results of HPK LP.

Summary Historical and Pro Forma Financial Information of the Predecessors

The following table shows summary historical and pro forma financial information of the Company and the Predecessors for the periods and as of the dates indicated. The summary unaudited pro forma condensed combined financial information for the three and six months ended June 30, 2020 and the year ended December 31, 2020 combines the historical consolidated statement of operations of HighPeak Energy for the period from August 22, 2020 through December 31, 2020 and of Pure and HPK LP, for the period from January 1, 2020 through August 21, 2020, giving effect to the business combination and certain other transactions as if they had been completed on January 1, 2020. The summary unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information of HighPeak Energy, Inc.”

Historical results are not necessarily indicative of future operating results. The summary consolidated and combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus.

	Successor Six Months Ended June 30, 2021	Predecessor Six Months Ended June 30, 2020	Successor Period from August 22, 2020 through December 31, 2020	Predecessor Period from January 1, 2020 through August 21, 2020	Predecessors Year Ended December 31, 2019	Pro Forma Combined Six Months Ended June 30, 2020	Pro Forma Combined Year Ended December 31, 2020

Statement of Operations Data:
Operating Revenues:
Crude oil sales	$71,855	$5,462	15,988	$8,069	$7,849	$5,462	$24,057
Natural gas and NGL sales	2,132	105	412	154	266	105	566
Total operating revenues	73,987	5,567	16,400	8,223	8,115	5,567	24,623

Operating Costs and Expenses:
Oil and natural gas production	6,919	4,203	2,653	4,870	3,372	4,203	7,523
Production and ad valorem taxes	4,207	402	886	566	449	402	1,452
Exploration and abandonments	654	4	5,032	4	2,850	4	5,036
Depletion, depreciation and amortization	29,820	5,091	9,877	6,385	4,269	5,091	16,262
Accretion of discount on asset retirement obligations	72	69	51	89	72	69	140
General and administrative	3,376	4,273	2,775	4,840	8,682	4,373	7,743
Stock-based compensation	1,989	—	15,776	—	—	—	15,776
Total operating costs and expenses	47,037	14,042	37,050	16,754	19,694	14,142	53,932

	Successor Six Months Ended June 30, 2021	Predecessor Six Months Ended June 30, 2020	Successor Period from August 22, 2020 through December 31, 2020	Predecessor Period from January 1, 2020 through August 21, 2020	Predecessors Year Ended December 31, 2019	Pro Forma Combined Six Months Ended June 30, 2020	Pro Forma Combined Year Ended December 31, 2020

Income (loss) from operations	26,950	(8,475)	(20,650)	(8,531)	(11,579)	(8,575)	(29,309)
Interest income	1	—	6	—	—	—	6
Interest expense	(206)	—	(8)	—	—	—	(8)
Derivative loss, net	(13,596)	—	—	—	—	—	—
Other expense	(127)	(76,503)	—	(76,503)	—	(3)	(3)
Income (loss) before income taxes	13,022	(84,978)	(20,652)	(85,034)	(11,579)	(8,578)	(29,314)
Income tax expense (benefit)	2,535	—	(4,223)	—	—	(1,801)	(6,030)
Net income (loss)	$10,487	$(84,978)	(16,429)	$(85,034)	$(11,579)	$(6,777)	$(23,284)

Cash Flow Data:
Net cash provided by (used in) operating activities	$47,280	$(4,812)	5,413	$(4,102)	$(772)	$(4,912)	$1,183
Cash used in investing activities	$(76,867)	$(65,619)	(71,939)	$(67,886)	$(51,434)	$(65,619)	$(139,825)
Cash provided by financing activities	$22,877	$54,000	84,135	$51,220	$74,023	$54,000	$135,355

	As of June 30, 2021	As of December 31, 2020
Balance Sheet Data:
Current assets	$37,957	$33,295
Oil and natural gas properties, net	565,173	502,636
Other property and equipment and other noncurrent assets, net	1,293	1,999
Total assets	$604,423	$537,930
Current liabilities	$54,340	$22,435
Long-term debt, net	11,918	—
Deferred income taxes	41,432	38,898
Asset retirement obligation	2,965	2,293
Other noncurrent liabilities	26	78
Stockholders’ equity	493,742	474,226
Total liabilities and stockholders’ equity	$604,423	$537,930

(1)

The year ended December 31, 2020 presented above shows the results of operations of HighPeak Energy from August 22, 2020 through December 31, 2020 and HPK LP from January 1, 2020 through August 21, 2020. It also shows the combined results of operations of HPK LP and HighPeak I for the year ended December 31, 2019 (HighPeak I’s results of operations data excludes its equity in losses of affiliate which is HighPeak I’s share of HPK LP’s net loss from the effective date of its contribution of subsidiaries to HPK LP, October 1, 2019 to December 31, 2019 which is the only activity on HighPeak I’s statement of operations during that period).

The Offering

Common stock offered by us	1,700,000 shares of HighPeak Energy common stock (or 1,955,000 shares of HighPeak Energy common stock if the underwriters exercise their option to purchase additional securities in full).

Common stock to be outstanding after this offering	94,443,677 shares of HighPeak Energy common stock (or 94,698,677 shares of HighPeak Energy common stock if the underwriters exercise their option to purchase additional securities in full).

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares of our common stock is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include accelerating our drilling and development activities given the current commodity price environment and funding further acquisition and consolidation of bolt-on assets. See the section titled “Use of Proceeds” for additional information.

Listing and trading symbol

HighPeak Energy common stock and warrants are listed for trading on the Nasdaq under the symbols “HPK” and “HPKEW,” respectively. Further, the Company has applied to list the CVRs on the Nasdaq, and they are currently quoted on the OTC under the symbol “HPKER.” There is no assurance, however, that the CVRs will be listed on the Nasdaq.

Risk factors

You should carefully read and consider the information set forth under the heading “Risk Factors” on page 16 of this prospectus and all other information set forth in this prospectus before deciding to invest in our securities.

Affiliated purchasers	Certain of our existing stockholders, including the John Paul DeJoria Family Trust, Jack Hightower and Michael L. Hollis, and entities affiliated with them, have indicated an interest in purchasing an aggregate of up to $3,400,000 in shares in this offering at the public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons or entities, or any of these persons or entities may determine to purchase more, less or no shares in this offering. The underwriters will receive a reduced underwriting discount on any shares purchased by these persons or entities as compared to any other shares sold to the public in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this prospectus, regarding HighPeak Energy’s future financial performance following the business combination, strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, including any oral statements made in connection therewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, HighPeak Energy disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. HighPeak Energy cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of HighPeak Energy, incident to the development, production, gathering and sale of oil, natural gas and natural gas liquids.

In addition, HighPeak Energy cautions you that the forward-looking statements regarding HighPeak Energy, which are contained in this prospectus, are subject to the following factors:

●

the length, scope and severity of the ongoing coronavirus disease 2019 (“COVID-19”) pandemic, including the effects of related public health concerns and the impact of continued actions taken by governmental authorities and other third parties in response to the pandemic and its impact on commodity prices, supply and demand considerations and storage capacity;

●	U.S. and global economic conditions and political and economic developments, including the effects of the recent U.S. presidential and congressional elections on energy and environmental policies;

●	the supply and demand for, and the market prices of, oil, natural gas, NGLs and other products or services;

●	production and reserve levels;

●	drilling risks;

●	economic and competitive conditions;

●	the availability of capital resources;

●	capital expenditures and other contractual obligations;

●	weather conditions;

●	inflation rates;

●	the availability of goods and services;

●	legislative, regulatory or policy changes;

●	cyber-attacks;

●	occurrence of property acquisitions or divestitures;

●	the integration of acquisitions; and

●	the securities or capital markets and related risks such as general credit, liquidity, market and interest-rate risks.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” herein and in HighPeak Energy’s periodic filings with the SEC. HighPeak Energy’s SEC Filings are available publicly on the SEC’s website at www.sec.gov.

SUMMARY RISK FACTORS

We are providing the following summary of the risk factors contained in this prospectus to enhance the readability and accessibility of our risk factor disclosures. We encourage our stockholders to carefully review the full risk factors contained under the section entitled “Risk Factors” in this prospectus in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to Our Business

●

Oil, natural gas and NGL prices are volatile. Sustained periods of low, or declines in, oil, natural gas and NGL prices could adversely affect HighPeak Energy’s business, financial condition and results of operations and its ability to meet its capital expenditure obligations and other financial commitments.

●

HighPeak Energy’s development projects and acquisitions will require substantial capital expenditures. HighPeak Energy may be unable to obtain required capital or financing on satisfactory terms, which could reduce its ability to access or grow production and reserves.

●	The ongoing outbreak of COVID-19 and other pandemic outbreaks could negatively impact HighPeak Energy’s business and results of operations.
●

The marketability of HighPeak Energy’s production is dependent upon transportation, storage and other facilities, certain of which it does not control. If these facilities are unavailable, HighPeak Energy’s operations could be interrupted, and its revenues reduced.

●

Certain factors could require HighPeak Energy to write-down the carrying values of its properties, including commodity prices decreasing to a level such that future undiscounted cash flows from its properties are less than their carrying value.

●	Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect HighPeak Energy’s business, financial condition or results of operations.
●	Restrictions in HighPeak Energy’s Revolving Credit Facility and any future debt agreements could limit HighPeak Energy’s growth and ability to engage in certain activities.
●

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of reserves.

●

HighPeak Energy is not the operator on all of its acreage or drilling locations, and, therefore, HighPeak Energy is not able to control the timing of exploration or development efforts, associated costs or the rate of production of any non-operated assets, and could be liable for certain financial obligations of the operators or any of its contractors, to the extent such operator or contractor is unable to satisfy such obligations.

●	The HighPeak Assets are located in the north eastern Midland Basin, making HighPeak Energy vulnerable to risks associated with operating in a limited geographic area.
●	HighPeak Energy may incur losses as a result of title defects in the properties in which it invests.
●	The development of estimated PUDs may take longer and may require higher levels of capital expenditures than anticipated. Therefore, estimated PUDs may not be ultimately developed or produced.
●

Unless HighPeak Energy replaces its reserves with new reserves and develops those new reserves, its reserves and production will decline, which would adversely affect future cash flows and results of operations.

●	Conservation measures and technological advances could reduce or slow the demand for oil and natural gas.

●

HighPeak Energy depends upon a small number of significant purchasers for the sale of most of its oil, natural gas and NGL production. The loss of one or more of such purchasers could, among other factors, limit HighPeak Energy’s access to suitable markets for the oil, natural gas and NGLs it produces.

●

HighPeak Energy’s operations may be exposed to significant delays, costs and liabilities as a result of environmental and occupational health and safety requirements applicable to its business activities.

●

HighPeak Energy may incur substantial losses and be subject to substantial liability claims as a result of operations. Additionally, HighPeak Energy may not be insured for, or insurance may be inadequate to protect HighPeak Energy against, these risks.

●

HighPeak Energy may be unable to make additional attractive acquisitions or successfully integrate acquired businesses with its current assets, and any inability to do so may disrupt its business and hinder its ability to grow.

●	Certain of HighPeak Energy’s properties are subject to land use restrictions, which could limit the manner in which HighPeak Energy conducts business.
●

The unavailability or high cost of drilling rigs, equipment, supplies, personnel, frac crews and oilfield services could adversely affect HighPeak Energy’s ability to execute its development plans within its budget and on a timely basis.

●	Should our operators fail to comply with all applicable regulatory agency administered statutes, rules, regulations and orders, our operators could be subject to substantial penalties and fines.
●

The operations of HighPeak Energy are subject to a variety of risks arising out of the threat of climate change that could result in increased operating costs, limit the areas in which HighPeak Energy may conduct oil and natural gas exploration and production activities and reduce demand for the oil and natural gas HighPeak Energy produces.

●

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect HighPeak Energy’s production.

●

Legislation or regulatory initiatives intended to address seismic activity could restrict HighPeak Energy’s drilling and production activities, as well as HighPeak Energy’s ability to dispose of produced water gathered from such activities, which could have a material adverse effect on its future business.

●	Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect HighPeak Energy’s ability to conduct drilling activities in areas where it operates.
●	There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm HighPeak Energy’s business may occur and not be detected.
●	HighPeak Energy’s business could be adversely affected by security threats, including cyber-security threats, and related disruptions.

Risks Related to this Offering and Ownership of Our Common Stock

●	The HighPeak Group, including the Principal Stockholder Group, has significant influence over HighPeak Energy.
●

HighPeak Energy’s only significant asset is its ownership of 100% of the operating companies acquired in the business combination, and such ownership may not be sufficient to pay dividends on its common stock or satisfy its other financial obligations.

●	Because HighPeak Energy has a limited operating history, it may be difficult to evaluate its ability to successfully implement its business strategy.
●

The unaudited pro forma condensed combined consolidated financial information included in this prospectus may not be indicative of what our actual financial position or results of operations would have been.

●

HighPeak Energy is a “controlled company” within the meaning of Nasdaq rules and qualifies for exemptions from certain corporate governance requirements. As a result, you do not have the same protections afforded to stockholders of companies that are not exempt from such corporate governance requirements.

●

HighPeak Energy may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on HighPeak Energy’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

●

A significant portion of HighPeak Energy’s total outstanding shares are held in escrow for benefit of the CVR Holders and are restricted from immediate sale but may be sold into the market subsequent to the CVR Maturity Date. This could cause the market price of HighPeak Energy common stock to drop significantly, even if HighPeak Energy’s business is doing well.

●	There can be no assurance that HighPeak Energy common stock issued will remain listed on the Nasdaq, or that HighPeak Energy will be able to comply with the continued listing standards of the Nasdaq.
●

HighPeak Energy takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make HighPeak Energy’s common stock less attractive to investors and may make it more difficult to compare its performance with other public companies.

●	Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

RISK FACTORS

The risk factors discussed herein are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of HighPeak Energy. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” HighPeak Energy may face additional risks and uncertainties that are not presently known, or that HighPeak Energy currently deems immaterial, which may also impair its business or financial condition. The following discussion should be read in conjunction with the financial statements and the notes to the financial statements included in this prospectus.

Risks Related to Our Business

Oil, natural gas and NGL prices are volatile. Sustained periods of low, or declines in, oil, natural gas and NGL prices could adversely affect HighPeak Energy’s business, financial condition and results of operations and its ability to meet its capital expenditure obligations and other financial commitments.

The prices HighPeak Energy receives for its oil, natural gas and NGL production heavily influence its revenue, profitability, access to capital, future rate of growth and the carrying value of its properties. The markets for oil and natural gas have been volatile historically and are likely to remain volatile in the future. For example, during the period from January 1, 2018 through June 30, 2021, the calendar month average NYMEX WTI crude oil price per Bbl ranged from a low of $16.70 to a high of $71.35, and the last trading day NYMEX natural gas price per MMBtu ranged from a low of $1.50 to a high of $4.72. For the month of April 2020, the calendar month average NYMEX WTI crude oil price was $16.70 per Bbl, and the last trading day NYMEX natural gas price was $1.63 per MMBtu. The fall in prices was a result of Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) being unable to reach an agreement on production levels for crude oil, which resulted in Saudi Arabia and Russia initiating efforts to increase production. The convergence of these events, along with the significantly reduced demand because of the COVID-19 pandemic, created an unprecedented global oil and natural gas supply and demand imbalance, reduced global oil and natural gas storage capacity, caused oil and natural gas prices to decline significantly and resulted in continued volatility in oil, natural gas and NGL prices into the second quarter of 2020. In April 2020, extreme shortages of transportation and storage capacity caused the NYMEX WTI front month oil price for May 2020 delivery to drop to -$37.63 per barrel on the second to last day of the trading period for the contract. This single day of negative pricing resulted from the holders of expiring May 2020 oil purchase contracts being unable or unwilling to take physical delivery of crude oil and accordingly forced to make payments to purchasers of such contracts to transfer the corresponding purchase obligations. Prices have recovered from their April lows, with the calendar month average NYMEX WTI crude oil price of $71.35 per Bbl and the last trading day NYMEX natural gas price of $2.98 per MMBtu for the month of June 2021. However, there can be no certainty that commodity prices will sustain at these levels or continue to increase.

Likewise, NGLs, which are made up of ethane, propane, isobutane, normal butane, and natural gasoline, each of which has different uses and pricing characteristics, have also fluctuated widely during this period. The prices HighPeak Energy receives for its production, and the levels of HighPeak Energy’s production, will depend on numerous factors beyond HighPeak Energy’s control, which include the following:

●	worldwide and regional economic conditions impacting the global supply and demand for oil, natural gas and NGLs;

●	the price and quantity of foreign imports of oil, natural gas and NGLs;

●

domestic and global political and economic conditions, socio-political unrest and instability, terrorism or hostilities in or affecting other producing regions or countries, including the Middle East, Africa, South America and Russia;

●	the occurrence or threat of epidemic or pandemic diseases, such as the recent and ongoing outbreak of COVID-19, or any government response to such occurrence or threat;

●	actions of the Organization of the Petroleum Exporting Countries (“OPEC”), its members and other state-controlled oil companies relating to oil price and production controls;

●	the level of global exploration, development and production;

●	the level of global inventories;

●	prevailing prices on local price indexes in the areas in which HighPeak Energy operates;

●	the proximity, capacity, cost and availability of gathering and transportation facilities;

●	localized and global supply and demand fundamentals and transportation availability;

●	the cost of exploring for, developing, producing and transporting reserves;

●	weather conditions and natural disasters;

●	technological advances affecting energy consumption;

●	the price and availability of alternative fuels;

●	expectations about future commodity prices; and

●	U.S. federal, state and local and non-U.S. governmental regulation and taxes.

Lower commodity prices may reduce HighPeak Energy’s cash flow and borrowing ability. If HighPeak Energy is unable to obtain needed capital or financing on satisfactory terms, its ability to develop future reserves could be adversely affected. Also, using lower prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits. In addition, sustained periods with lower oil and natural gas prices may adversely affect drilling economics and HighPeak Energy’s ability to raise capital, which may require it to re-evaluate and postpone or eliminate its development program, and result in the reduction of some proved undeveloped reserves and related standardized measure. If HighPeak Energy is required to curtail its drilling program, HighPeak Energy may be unable to hold leases that are scheduled to expire, which may further reduce reserves. As a result, a substantial or extended decline in commodity prices may materially and adversely affect HighPeak Energy’s future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures.

HighPeak Energy’s development projects and acquisitions will require substantial capital expenditures. HighPeak Energy may be unable to obtain required capital or financing on satisfactory terms, which could reduce its ability to access or grow production and reserves.

The oil and natural gas industry is capital-intensive. HighPeak Energy has evaluated multiple development scenarios under multiple potential commodity price assumptions. Under its two-rig development scenario, HighPeak Energy would expect to incur approximately $210 to $225 million of capital expenditures for drilling, completion, facilities and equipping costs and $35 to $45 million for field infrastructure, land and other costs during 2021, and HighPeak Energy has spent approximately $92.0 million of capital expenditures through June 30, 2021. The ability to make these capital expenditures will be highly dependent on the price of oil and available funding of HighPeak Energy. Commodity prices have already recovered from their April 2020 lows, with the calendar month average NYMEX WTI price of $71.35 per Bbl and last trading day NYMEX natural gas price of $2.98 per MMBtu for the month of June 2021 and HighPeak Energy ran a one-rig program since September 2020 and increased to a two-rig program beginning in July 2021. However, HighPeak Energy recognizes that commodity prices remain highly volatile and that its liquidity is limited, and as a result, there is no certainty that HighPeak Energy will operate a two-rig development program in the future.

HighPeak Energy expects to fund its forecasted capital expenditures with cash on its balance sheet, including proceeds from this offering, cash generated by operations and through borrowings under its Revolving Credit Facility. For terms of the Revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.”

Cash flows from operations are subject to significant uncertainty. As a result, the amount of liquidity that HighPeak Energy will have in the future is uncertain.

HighPeak Energy’s financing needs may require it to alter or increase its capitalization substantially through the issuance of debt or equity securities or the sale of assets. The issuance of additional indebtedness would require that an additional portion of cash flow from operations be used for the payment of interest and principal on its indebtedness, thereby further reducing its ability to use cash flow from operations to fund working capital, capital expenditures and acquisitions. The issuance of additional equity securities would be dilutive to existing stockholders. The actual amount and timing of future capital expenditures may differ materially from estimates as a result of, among other things: commodity prices; actual drilling results; the availability of drilling rigs and other services and equipment; and regulatory, technological and competitive developments. A reduction in commodity prices from current levels may result in a decrease in actual capital expenditures, which would negatively impact HighPeak Energy’s ability to grow production.

HighPeak Energy’s cash flow from operations and access to capital are subject to a number of variables, including:

●	the prices at which HighPeak Energy’s production is sold;

●	proved reserves;

●	the amount of hydrocarbons HighPeak Energy is able to produce from its wells;

●	HighPeak Energy’s ability to acquire, locate and produce new reserves;

●	the amount of HighPeak Energy’s operating expenses;

●	cash settlements from HighPeak Energy’s derivative activities;

●	HighPeak Energy’s ability to obtain additional debt financing, including increases to the Revolving Credit Facility;

●	the duration of economic uncertainty surrounding the COVID-19 pandemic;

●

the duration and uncertainty of OPEC+’s agreement not to increase production above agreed levels and the compliance by its members with their respective production quotas during the term of the agreement;

●	HighPeak Energy’s ability to obtain storage capacity for the oil it produces;

●	restrictions in the instruments governing HighPeak Energy’s debt on HighPeak Energy’s ability to incur additional indebtedness; and

●	HighPeak Energy’s ability to access the public or private capital markets.

Should HighPeak Energy’s revenues or the borrowing base under the Revolving Credit Facility decrease as a result of lower oil, natural gas and NGL prices, operational difficulties, declines in reserves or for any other reason, HighPeak Energy may have limited ability to obtain the capital necessary to sustain operations at expected levels. If additional capital is needed, HighPeak Energy may not be able to obtain debt or equity financing on terms acceptable to it, if at all. If cash flow generated by HighPeak Energy’s operations or available debt financing, including borrowings under the Revolving Credit Facility, are insufficient to meet its capital requirements, the failure to obtain additional financing could result in a curtailment of the development of HighPeak Energy’s properties, which in turn could lead to a decline in reserves and production and could materially and adversely affect HighPeak Energy’s business, financial condition and results of operations. If HighPeak Energy seeks and obtains additional financing, subject to the restrictions in the instruments governing its existing debt, the addition of new debt to existing debt levels could intensify the operational risks that HighPeak Energy will face. Further, adding new debt could limit HighPeak Energy’s ability to service existing debt service obligations.

The ongoing outbreak of COVID-19 and other pandemic outbreaks could negatively impact HighPeak Energy’s business and results of operations.

HighPeak Energy may face additional risks related to the ongoing COVID-19 pandemic or other future pandemic outbreaks. International, federal, state and local public health and governmental authorities took extraordinary and wide-ranging actions to contain and combat the outbreak and spread of COVID-19 in regions across the United States and the world, including mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. While some of these restrictions have been lifted in many countries, including the United States, to the extent the COVID-19 outbreak worsens, governments may reimpose similar restrictions. The extent to which the COVID-19 outbreak or any other pandemic outbreak impacts HighPeak Energy’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

For example, prices decreased to a level in April 2020 that caused HighPeak Energy to halt its drilling program and to curtail a substantial portion of its existing production, as well. However, prices have since increased and HighPeak Energy management began returning wells to production in mid-July 2020. Commodity prices have already recovered from their April 2020 lows, with the calendar month average NYMEX WTI price of $62.36 per Bbl and last trading day NYMEX natural gas price of $2.85 per MMBtu for the month of March 2021. However, HighPeak Energy recognizes that commodity prices remain highly volatile and that its liquidity may be limited, and as a result, there is no certainty that HighPeak Energy will operate a two-rig drilling program in the future.

The marketability of HighPeak Energy’s production is dependent upon transportation, storage and other facilities, certain of which it does not control. If these facilities are unavailable, in whole or in part, HighPeak Energy’s operations could be interrupted, and its revenues reduced.

The marketability of HighPeak Energy’s oil and natural gas production depends in part upon the availability, proximity and capacity of transportation, processing and storage facilities owned and operated by third parties. Any significant interruption in service from, damage to, or lack of available capacity in these systems and facilities may result in the shutting-in of producing wells or the delay or discontinuance of development plans for our properties. Federal and state regulation of oil, gas and NGL production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines or processing facilities, infrastructure or capacity constraints, and general economic conditions could adversely affect our ability to produce, gather, process, transport or market oil, gas and NGLs. In addition, even if these systems and facilities remain open generally, certain quality specifications implemented thereby may restrict our ability to utilize such systems and facilities. Further, insufficient production from wells to support the construction of pipeline facilities by purchasers or a significant disruption in the availability of HighPeak Energy’s or third-party transportation facilities or other production facilities could adversely impact HighPeak Energy’s ability to deliver to market or produce oil and natural gas and thereby cause a significant interruption in HighPeak Energy’s operations. If, in the future, HighPeak Energy is unable, for any sustained period, to implement acceptable delivery or transportation arrangements or encounters production related difficulties, it may be required to shut in or curtail production. Any such shut-in or curtailment, or an inability to obtain favorable terms for delivery of the oil and natural gas produced from HighPeak Energy’s fields, would materially and adversely affect its financial condition and results of operations.

Production may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline, gathering, processing or transportation system access or capacity, field labor issues or strikes, or we might voluntarily curtail production in response to market or other conditions. If a substantial amount of our production is interrupted at the same time, it could adversely affect our cash flows and results of operations.

Certain factors could require HighPeak Energy to shut-in production or cease its capital expenditure program.

During 2020, the reduction in global demand caused by COVID-19, coupled with the recent actions of foreign oil producers such as Saudi Arabia and Russia, materially decreased global crude oil prices and generated a surplus of oil. This significant surplus created a saturation of storage and caused imminent crude storage constraints, which led to, and in the future may further lead to the shut-in of production of our wells due to lack of sufficient markets or lack of availability and capacity of processing, gathering, storing and transportation systems. Additionally, several state oil and gas authorities, including the Texas Railroad Commission, implemented or considered implementing oil and gas production limits in an effort to stabilize declining commodity prices. To the extent adopted, such production limits could not only reduce our revenue, but also, if wells are required to be shut-in for extended periods of time due to such production limits, result in expenditures related to well plugging and abandonment. Cost increases necessary to bring wells back online may be significant enough that such wells would become uneconomic at low commodity price levels, which may lead to decreases in HighPeak Energy’s proved reserve estimates and potential impairments and associated charges to its earnings. HighPeak Energy curtailed the majority of its production in April 2020. However, prices have since increased, and HighPeak Energy management began returning its wells to production in mid-July 2020. As of June 30, 2021, HighPeak Energy was running a one-rig program and increased its development plan to a two-rig program in July 2021 with plans to continue that program for at least the remainder of 2021. HighPeak Energy will continue to monitor the extent by which prices continue to increase and/or stabilize as we execute our capital expenditure program. Any shut in or curtailment of the oil, natural gas and NGLs produced from HighPeak Energy’s fields could adversely affect its financial condition and results of operations.

Certain factors could require HighPeak Energy to write-down the carrying values of its properties, including commodity prices decreasing to a level such that future undiscounted cash flows from its properties are less than their carrying value.

Accounting rules require that HighPeak Energy periodically review the carrying value of its properties for possible impairment. Based on prevailing commodity prices and specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, HighPeak Energy may be required to write-down the carrying value of its properties. A write-down constitutes a non-cash impairment charge to earnings. Historically, oil, natural gas and NGL prices have been volatile. For example, during the period from January 1, 2018 through June 30, 2021, the calendar month average NYMEX WTI crude oil price per Bbl ranged from a low of $16.70 to a high of $71.35, and the last trading day NYMEX natural gas price per MMBtu ranged from a low of $1.50 to a high of $4.72.

Likewise, NGLs, which are made up of ethane, propane, isobutane, normal butane and natural gasoline, each of which has different uses and pricing characteristics, have also fluctuated widely during this period.

Sustained levels of depressed commodity prices, or further decreases, in the future could result in impairments of HighPeak Energy’s properties, which could have a material adverse effect on results of operations for the periods in which such charges are taken. HighPeak Energy could experience material write-downs as a result of lower commodity prices or other factors, including low production results or high lease operating expenses, capital expenditures or transportation fees.

Part of HighPeak Energy’s business strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

HighPeak Energy’s operations involve utilizing some of the latest drilling and completion techniques as developed by HighPeak Energy and its service providers. The difficulties HighPeak Energy may face drilling horizontal wells may include, among others:

●	landing its wellbore in the desired drilling zone;

●	staying in the desired drilling zone while drilling horizontally through the formation;

●	running its casing the entire length of the wellbore; and

●	being able to run tools and other equipment consistently through the horizontal wellbore.

Difficulties that HighPeak Energy may face while completing its wells include the following, among others:

●	the ability to fracture stimulate the planned number of stages;

●	the ability to run tools the entire length of the wellbore during completion operations; and

●	the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

Use of new technologies may not prove successful and could result in significant cost overruns or delays or reductions in production, and, in extreme cases, the abandonment of a well. In addition, certain of the new techniques HighPeak Energy adopts may cause irregularities or interruptions in production due to offset wells being shut in and the time required to drill and complete multiple wells before any such wells begin producing. Furthermore, the results of drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer and emerging formations and areas have limited or no production history and, consequently, HighPeak Energy may be more limited in assessing future drilling results in these areas. If its drilling results are less than anticipated, the return on investment for a particular project may not be as attractive as anticipated, and HighPeak Energy could incur material write-downs of unevaluated properties and the value of undeveloped acreage could decline in the future.

For example, potential complications associated with the new drilling and completion techniques that HighPeak Energy intends to utilize may cause HighPeak Energy to be unable to develop its assets in line with current expectations and projections. Further, recent well results may not be indicative of HighPeak Energy’s future well results.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect HighPeak Energy’s business, financial condition or results of operations.

HighPeak Energy’s future financial condition and results of operations will depend on the success of its development, production and acquisition activities, which are subject to numerous risks beyond its control, including the risk that drilling will not result in commercially viable oil and natural gas production.

HighPeak Energy’s decisions to develop or purchase prospects or properties will depend, in part, on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see “—Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of reserves.” In addition, the cost of drilling, completing and operating wells will often be uncertain.

Further, many factors may curtail, delay or cancel scheduled drilling operations, including:

●	delays imposed by, or resulting from, compliance with regulatory requirements, including limitations on wastewater disposal, emission of greenhouse gases (“GHGs”) and hydraulic fracturing;

●	pressure or irregularities in geological formations;

●	shortages of or delays in obtaining equipment and qualified personnel or in obtaining water for hydraulic fracturing activities;

●	equipment failures, accidents or other unexpected operational events;

●	lack of available gathering facilities or delays in construction of gathering facilities;

●	lack of available capacity on interconnecting transmission pipelines;

●	lack of availability of water and electricity;

●	adverse weather conditions;

●	issues related to compliance with environmental regulations;

●

environmental hazards, such as oil and natural gas leaks, oil spills, pipeline and tank ruptures and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

●	declines in oil and natural gas prices;

●	limited availability of financing on acceptable terms;

●	title issues; and

●	other market limitations in HighPeak Energy’s industry.

We have entered into certain long-term contracts that require us to pay fees to our service providers based on minimum volumes regardless of actual volume throughput and that may limit our ability to use other service providers.

From time to time, HighPeak Energy has entered into and may in the future enter into certain oil, natural gas or produced water gathering or transportation agreements, natural gas processing agreements, NGL transportation agreements, produced water disposal agreements or similar commercial arrangements with midstream companies. Certain of these agreements require HighPeak Energy to meet minimum volume commitments, often regardless of actual throughput.

The Company has committed to deliver 3.0 MMBbls of produced water for disposal with a third-party salt-water disposal company between July 24, 2020 and July 24, 2022.  As of June 30, 2021, the Company has delivered approximately 1.7 MMBbls under the contract.  The contract requires a payment for any volumes not delivered should the Company not perform under the agreements, indicating a remaining monetary commitment of approximately $603,000 as of June 30, 2021.  Given the production levels coupled with the wells planned to come on production during the remainder of 2021 and in to 2022, the Company expects to meet the volume commitment under this agreement.

In May 2021, the Company entered into a crude oil marketing contract with Lion Oil Trading & Transportation, LLC (“Lion”) as the purchaser and DKL Permian Gathering, LLC (“DKL”) as the gatherer and transporter.  The contract includes the Company’s current and future crude oil production from its horizontal wells in Flat Top where DKL will construct an oil gathering system and custody transfer meters to all the Company’s central tank batteries.  The contract contains a minimum volume commitment commencing October 2021 based on the gross barrels delivered at the Company’s central tank battery facilities and is 5,000 Bopd for the first year, 7,500 Bopd for the second year and 10,000 Bopd for the remaining eight years of the contract.  However, the Company has the ability under the contract to cumulatively bank excess volumes delivered to offset future minimum volume commitments.  The monetary commitment at June 30, 2021 was $25.4 million. The Company believes it will meet the minimum volume commitment based on the Company’s current gross production levels and the current Flat Top development plan.

If HighPeak Energy has insufficient production to meet the minimum volume commitments under any of these agreements, HighPeak Energy’s cash flow from operations will be reduced, which may require HighPeak Energy to reduce or delay its planned investments and capital expenditures, or seek alternative means of financing, all of which may have a material adverse effect on HighPeak Energy’s results of operation.

To the extent HighPeak Energy borrows funds under its Revolving Credit Facility, HighPeak Energy may not be able to generate sufficient cash to service all its indebtedness and may be forced to take other actions to satisfy its debt obligations that may not be successful.

HighPeak Energy entered into a Revolving Credit Facility and may seek other debt financing sources. As of June 30, 2021, HighPeak Energy had $14.0 million in outstanding borrowings and $109.1 million of availability under its Revolving Credit Facility. In June 2021, the Company entered into the First Amendment, to among other things, (i) complete the semi-annual borrowing base redetermination process, which increased the borrowing base from $40.0 million to $125.0 million and (ii) modify the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $20.0 million to $125.0 million. In October 2021, the Company entered into the Second Amendment to, among other things, (i) complete a semi-annual borrowing base redetermination process, which increased the borrowing base from $125 million to $195 million and (ii) modified the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $125 million to $195 million.   We have borrowed or expect to borrow under our Revolving Credit Facility to fund general corporate purposes, which may include accelerating our drilling and development activities given the current commodity price environment and funding further acquisition and consolidation of bolt-on assets. Based on signed purchase agreements for bolt-on acquisitions and our capital budget for the remaining six (6) months of the year, we expect to spend an approximate additional $210 million to $235 million on acquisitions and capital expenditures in the last six months of 2021 and have borrowed or expect to borrow under our Revolving Credit Facility to fund a portion of these amounts. HighPeak Energy’s ability to make scheduled payments on or to refinance its indebtedness obligations under the Revolving Credit Facility, or other debt financing sources HighPeak Energy decides to utilize, will depend on HighPeak Energy’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions, industry cycles and certain financial, business and other factors affecting HighPeak Energy’s operations, many of which are beyond HighPeak Energy’s control. HighPeak Energy may not be able to maintain a level of cash flow from operating activities sufficient to permit HighPeak Energy to pay the principal, premium, if any, and interest on its indebtedness.

If HighPeak Energy’s cash flow and capital resources are insufficient to fund debt service obligations, HighPeak Energy may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance existing indebtedness. HighPeak Energy’s ability to restructure or refinance indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of indebtedness may be at higher interest rates and may require HighPeak Energy to comply with more onerous covenants, which could further restrict business operations. The terms of the Revolving Credit Facility and HighPeak Energy’s future debt instruments may restrict it from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis may result in a reduction of HighPeak Energy’s credit rating, which could harm its ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, HighPeak Energy could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. The Revolving Credit Facility limits, and any other debt financing HighPeak Energy enters into may limit, HighPeak Energy’s ability to dispose of assets and use the proceeds from such dispositions. HighPeak Energy may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit HighPeak Energy to meet scheduled debt service obligations.

Restrictions in HighPeak Energy’s Revolving Credit Facility and any future debt agreements could limit HighPeak Energy’s growth and ability to engage in certain activities.

The terms and conditions governing HighPeak Energy’s Revolving Credit Facility currently, and any future additional indebtedness is expected to:

●

require HighPeak Energy to dedicate a portion of cash flow from operations to service its debt, thereby reducing the cash available to finance operations and other business activities and could limit its flexibility in planning for or reacting to changes in its business and the industry in which it operates;

●	increase vulnerability to economic downturns and adverse developments in HighPeak Energy’s business;

●

place restrictions on HighPeak Energy’s ability to engage in certain business activities, including without limitation, to raise capital, obtain additional financing (whether for working capital, capital expenditures or acquisitions) or to refinance indebtedness, grant or incur liens on assets, pay dividends or make distributions in respect of its capital stock, make investments, amend or repay subordinated indebtedness, sell or otherwise dispose of assets, businesses or operations and engage in business combinations or other fundamental changes;

●

potentially place HighPeak Energy at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness; and

●	limit management’s discretion in operating HighPeak Energy’s business.

HighPeak Energy’s ability to meet its expenses and its current and future debt obligations and comply with the covenants and restrictions contained therein will depend on its future performance, which will be affected by financial, business, economic, industry, regulatory and other factors, many of which are beyond HighPeak Energy’s control. If market or other economic conditions deteriorate, HighPeak Energy’s ability to comply with these covenants may be impaired. HighPeak Energy cannot be certain that its cash flow will be sufficient to enable it to pay the principal and interest on its debt and meet its other obligations. If HighPeak Energy does not have enough money, HighPeak Energy may be required to refinance all or part of its debt, sell assets, borrow more money or raise equity. HighPeak Energy may not be able to refinance its debt, sell assets, borrow more money or raise equity on terms acceptable to it, or at all. For example, HighPeak Energy’s future debt agreements may require the satisfaction of certain conditions, including coverage and leverage ratios, to borrow money. HighPeak Energy’s future debt agreements may also restrict the payment of dividends and distributions by certain of its subsidiaries to it, which could affect its access to cash. In addition, HighPeak Energy’s ability to comply with the financial and other restrictive covenants in the agreements governing its indebtedness will be affected by the levels of cash flow from operations and future events and circumstances beyond HighPeak Energy’s control. Breach of these covenants or restrictions will result in a default under HighPeak Energy’s financing arrangements, which if not cured or waived, would permit the lenders to accelerate all indebtedness outstanding thereunder. Upon acceleration, the debt would become immediately due and payable, together with accrued and unpaid interest, and any lenders’ commitment to make further loans to HighPeak Energy may terminate. Even if new financing were then available, it may not be on terms that are acceptable to HighPeak Energy. Additionally, upon the occurrence of an event of default under HighPeak Energy’s financing agreements, the affected lenders may exercise remedies, including through foreclosure, on the collateral securing any such secured financing arrangements. Moreover, any subsequent replacement of HighPeak Energy’s financing arrangements may require it to comply with more restrictive covenants which could further restrict business operations.

Our Revolving Credit Facility is subject to LIBOR rates, which is scheduled to be phased out in 2021. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. At the present time, our Revolving Credit Facility is subject to LIBOR rates but has a term that extends beyond the end of 2021 when LIBOR will be phased out. In response to phase out of LIBOR, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (“ARRC”) to identify alternatives to LIBOR. ARRC selected the secured overnight financing rate (SOFR) as the preferred alternative reference rate to LIBOR. We have made technical updates to the Revolving Credit Facility to incorporate Term SOFR (as defined therein) as the initial benchmark replacement rate and to address further benchmark replacement rates. The adoption of SOFR, or any other alternative benchmark rate, may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on the Revolving Credit Facility if LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. At this time, it is not possible to predict the effect of the establishment of any alternative benchmark rate(s), including SOFR. Any new benchmark rate will likely not replicate LIBOR exactly, and any changes to benchmark rates may have an uncertain impact on our cost of funds and we are currently evaluating the potential impact of eventual replacement of the LIBOR interest rate.

Any significant reduction in HighPeak Energy’s borrowing base under the Revolving Credit Facility as a result of periodic borrowing base redeterminations or otherwise may negatively impact HighPeak Energy’s ability to fund its operations.

As of the date of this prospectus HighPeak Energy had a borrowing base and aggregate elected commitments of $195.0 million with respect to its Revolving Credit Facility. In June 2021, the Company entered into the First Amendment to, among other things, (i) complete the semi-annual borrowing base redetermination process, which increased the borrowing base from $40.0 million to $125.0 million and (ii) modify the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $20.0 million to $125.0 million. In October 2021, the Company entered into the Second Amendment to, among other things, (i) complete a semi-annual borrowing base redetermination process, which increased the borrowing base from $125 million to $195 million and (ii) modified the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $125 million to $195 million. The Revolving Credit Facility limits the amounts HighPeak Energy can borrow up to the lesser of (i) the aggregate elected commitments of the lenders and (ii) a borrowing base amount, which the lenders will in good faith periodically redetermine, in accordance with their respective usual and customary oil and gas lending criteria, based upon the loan value of the proved oil and gas reserves located within the geographic boundaries of the United States included in the most recent reserve report provided to the lenders.

The Revolving Credit Facility requires scheduled semi-annual borrowing base redeterminations based on updated reserve reports. Additionally, the borrowing base is subject to unscheduled reductions due to certain issuances of new junior lien indebtedness, unsecured indebtedness or subordinated indebtedness, certain sales or acquisitions of borrowing base properties or early monetizations or terminations of certain hedge or swap positions. A reduced borrowing base could render HighPeak Energy unable to access adequate funding under the Revolving Credit Facility. Additionally, if the aggregate amount outstanding under the Revolving Credit Facility exceeds the borrowing base at any time, HighPeak Energy would be required to repay any indebtedness in excess of the borrowing base or to provide mortgages on additional borrowing base properties to eliminate such excess. As a result of a mandatory prepayment and/or reduced access to funds under the Revolving Credit Facility, HighPeak Energy may be unable to implement its drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on its financial condition and results of operations.

Hedging transactions expose HighPeak Energy to counterparty credit risk and may become more costly or unavailable.

HighPeak Energy may enter into certain derivative instruments in the ordinary course of operations. Hedging transactions expose HighPeak Energy to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and HighPeak Energy may not be able to realize the benefit of the derivative contract. Derivative instruments also expose HighPeak Energy to the risk of financial loss in some circumstances, including when there is an increase in the differential between the underlying price in the derivative instrument and actual prices received or there are issues with regard to legal enforceability of such instruments.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If HighPeak Energy enters into derivative instruments that require cash collateral and commodity prices or interest rates change in an adverse manner, cash otherwise available for use in operations would be reduced which could limit HighPeak Energy’s ability to make future capital expenditures and make payments on indebtedness, and which could also limit the size of the borrowing base. Future collateral requirements will depend on arrangements with counterparties, highly volatile oil, NGLs and natural gas prices, and interest rates.

In addition, derivative arrangements could limit the benefits to be received from increases in the prices for natural gas, NGLs, and oil, which could also have an adverse effect on HighPeak Energy’s financial condition. If natural gas, NGLs, or oil prices upon settlement of derivative contracts exceed the price at which commodities have been hedged, HighPeak Energy will be obligated to make cash payments to counterparties, which could, in certain circumstances, be significant.

In addition, U.S. regulators adopted a final rule in November 2019 implementing a new approach for calculating the exposure amount of derivative contracts under the applicable agencies’ regulatory capital rules, referred to as the standardized approach for counterparty credit risk (“SA-CCR”). As adopted, certain financial institutions are required to comply with the new SA-CCR rules beginning on January 1, 2022. The new rules could significantly increase the capital requirements for certain participants in the over-the-counter derivatives market in which HighPeak Energy participates. These increased capital requirements could result in significant additional costs being passed through to end-users or reduce the number of participants or products available in the over-the-counter derivatives market. The effects of these regulations could reduce HighPeak Energy’s hedging opportunities, or substantially increase the cost of hedging, which could adversely affect HighPeak Energy’s business, financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. For example, December 31, 2020 reserves were based on commodity prices that may prove to be higher than the prices received for HighPeak Energy’s future production. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves. To prepare the reserve estimates included in this prospectus, HighPeak Energy projected the production rates and timing of development expenditures. HighPeak Energy also analyzed available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil, natural gas and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary from the estimates included in this prospectus. For instance, initial production rates reported by HighPeak Energy or other operators may not be indicative of future or long-term production rates, and recovery efficiencies may be worse than expected and production declines may be greater than estimated and may be more rapid and irregular compared with initial production rates. In addition, estimates of proved reserves may be adjusted to reflect additional production history, results of development activities, current commodity prices and other existing factors. Any significant variance could materially affect the estimated quantities and present value of reserves. Moreover, there can be no assurance that reserves will ultimately be produced or that proved undeveloped reserves will be developed within the periods anticipated.

You should not assume that the present value of future net revenues from the reserves presented in this prospectus is the current market value of the estimated reserves of our assets. Actual future prices and costs may differ materially from those used in the present value estimate. If spot prices are below such calculated amounts, using more recent prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits.

The standardized measure of estimated reserves may not be an accurate estimate of the current fair value of estimated oil and natural gas reserves.

Standardized measure is a reporting convention that provides a common basis for comparing oil and natural gas companies subject to the rules and regulations of the SEC. Standardized measure requires historical twelve-month pricing as required by the SEC as well as operating and development costs prevailing as of the date of computation. Consequently, it may not reflect the prices ordinarily received or that will be received for oil and natural gas production because of varying market conditions, nor may it reflect the actual costs that will be required to produce or develop the oil and natural gas properties. For example, historical twelve-month prices may prove to be higher than prices received for HighPeak Energy’s future production. As a result, estimates included in this prospectus of future net cash flow may be materially different from the future net cash flows that are ultimately received. Therefore, the standardized measure of estimated reserves included in this prospectus should not be construed as accurate estimates of the current fair value of such proved reserves.

Properties HighPeak Energy acquires may not produce as projected, and HighPeak Energy may be unable to determine reserve potential, identify liabilities associated with such properties or obtain protection from sellers against such liabilities.

During the third quarter of 2021, HighPeak Energy entered into multiple unrelated agreements to effect certain bolt-on acquisitions from various third parties, all of which having closed as of the date of this prospectus, whereby it acquired a number of oil and natural gas properties, which aggregated to approximately 10,600 net acres and production which is estimated to average approximately 1,400 Boe/d for the remainder of 2021. Acquiring oil and natural gas properties requires HighPeak Energy to assess reservoir and infrastructure characteristics, including such assets and/or other recoverable reserves, future oil and gas prices and their applicable differentials, development and operating costs, and potential liabilities, including environmental liabilities. In connection with these assessments, HighPeak Energy performs a review of the subject properties that it believes to be generally consistent with industry practices. Such assessments are inexact and inherently uncertain. For these reasons, the properties HighPeak Energy acquired at the Closing, or may acquire in the future, may not produce as expected. In connection with the assessments, HighPeak Energy performs a review of the subject properties, but such a review may not reveal all existing or potential problems. In the course of due diligence, HighPeak Energy may not review every well, pipeline or associated facility. HighPeak Energy cannot necessarily observe structural and environmental problems, such as groundwater contamination, when a review is performed. HighPeak Energy may be unable to obtain contractual indemnities from the seller for liabilities created prior to HighPeak Energy’s purchase of the property. HighPeak Energy may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with its expectations. Additionally, the success of future acquisitions will depend on HighPeak Energy’s ability to integrate effectively the then-acquired business into its then-existing operations. The process of integrating acquired assets may involve unforeseen difficulties and may require a disproportionate amount of managerial and financial resources. HighPeak Energy’s failure to achieve consolidation savings, to incorporate the additionally acquired assets into its then-existing operations successfully, or to minimize any unforeseen operational difficulties, or the failure to acquire future assets at all, could have a material adverse effect on its financial condition and results of operations.

HighPeak Energy is not the operator on all of its acreage or drilling locations, and, therefore, HighPeak Energy is not able to control the timing of exploration or development efforts, associated costs or the rate of production of any non-operated assets, and could be liable for certain financial obligations of the operators or any of its contractors, to the extent such operator or contractor is unable to satisfy such obligations.

HighPeak Energy is not the operator on all its acreage or drilling locations, and there is no assurance that it will operate all of HighPeak Energy’s other future drilling locations. As a result, HighPeak Energy will have limited ability to exercise influence over the operations of the drilling locations operated by its partners, and there is the risk that HighPeak Energy’s partners may at any time have economic, business or legal interests or goals that are inconsistent with ours. Furthermore, the success and timing of development activities operated by its partners will depend on a number of factors that will be largely outside of HighPeak Energy’s control, including:

●	the timing and amount of capital expenditures;

●	the operator’s expertise and financial resources;

●	the approval of other participants in drilling wells;

●	the selection of technology; and

●	the rate of production of reserves, if any.

This limited ability to exercise control over the operations and associated costs of some of HighPeak Energy’s drilling locations could prevent the realization of targeted returns on capital in drilling or acquisition activities. Further, HighPeak Energy may be liable for certain financial obligations of the operator of a well in which it owns a working interest to the extent such operator becomes insolvent and cannot satisfy such obligations. Similarly, HighPeak Energy may be liable for certain obligations of contractors to the extent such contractor becomes insolvent and cannot satisfy their obligations. The satisfaction of such obligations could have a material adverse effect on HighPeak Energy’s financial condition. For more information about certain of the HighPeak Assets, see the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The identified drilling locations on the HighPeak Assets are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, HighPeak Energy may not be able to raise the entire amount of capital that would be necessary to drill such locations.

HighPeak Energy’s management and technical teams have specifically identified and scheduled certain drilling locations as an estimation of future multi-year drilling activities on the HighPeak Assets. These drilling locations represent a significant part of HighPeak Energy’s growth strategy. HighPeak Energy’s ability to drill and develop these locations will depend on a number of uncertainties, including oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals, the cooperation of other working interest owners and other factors. Because of these uncertain factors, HighPeak Energy cannot be certain whether the numerous identified drilling locations will ever be drilled or if it will be able to produce natural gas or oil from these or any other drilling locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the drilling locations are obtained, the leases for such acreage will expire.

As a result of the limitations described in this prospectus, HighPeak Energy may be unable to drill many of these identified locations. In addition, significant additional capital will be required over a prolonged period in order to pursue the development of these locations, and HighPeak Energy may not be able to raise or generate the capital required to do so. See “—HighPeak Energy’s development projects and acquisitions will require substantial capital expenditures. HighPeak Energy may be unable to obtain required capital or financing on satisfactory terms, which could reduce its ability to access or grow production and reserves.” Any drilling activities HighPeak Energy is able to conduct on these locations may not be successful, may not result in production or additions to estimated proved reserves and could result in a downward revision of estimated proved reserves, which could have a material adverse effect on the borrowing base under the Revolving Credit Facility or future business and results of operations. Additionally, if HighPeak Energy curtails its drilling program, it may lose a portion of its acreage through lease expirations and may be required to reduce estimated proved reserves, which could reduce the borrowing base under the Revolving Credit Facility or any other debt financing entered into.

Certain of the undeveloped leasehold acreage of the HighPeak Assets is subject to leases that will expire over the next several years unless production is established on units containing the acreage or the leases are renewed.

As of June 30, 2021, approximately 48% of HighPeak Energy’s acreage was held by production. The leases for net acreage not held by production will expire at the end of their primary term unless production is established in paying quantities under the units containing these leases or the leases are extended or renewed. From 2021 through 2024, approximately 74%, 7%, 1% and 18%, respectively, of the acreage associated with the leases not held by production are set to expire. If the leases expire and HighPeak Energy is unable to renew the leases, HighPeak Energy will lose its right to develop the related properties. Although HighPeak Energy intends to hold substantially all these leases through its development drilling program or extend substantially all the net acreage associated with identified drilling locations through a combination of exploratory and development drilling, a portion of such leases may be extended or renewed. Additionally, any payments related to such extensions or renewals may be more than anticipated. Please see “Business—Development of Proved Undeveloped Reserves—Undeveloped Acreage Expirations” for more information regarding acreage expirations and our plans for extending our acreage. HighPeak Energy’s ability to drill and develop its acreage and establish production to maintain its leases depends on a number of uncertainties, including oil, natural gas and NGL prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors.

Adverse weather conditions may negatively affect HighPeak Energy’s operating results and ability to conduct drilling activities.

Adverse weather conditions may cause, among other things, increases in the costs of, and delays in, drilling or completing new wells, power failures, temporary shut-in of production and difficulties in the transportation of oil, natural gas and NGLs. Any decreases in production due to poor weather conditions will have an adverse effect on revenues, which will in turn negatively affect cash flow from operations. Climate change may also increase the frequency or intensity of such adverse weather conditions; for more information, see our risk factor titled “The operations of HighPeak Energy are subject to a variety of risks arising from climate change.”

HighPeak Energy’s operations will be substantially dependent on the availability of water. Restrictions on its ability to obtain water may have an adverse effect on its financial condition, results of operations and cash flows.

Water is an essential component of oil and natural gas production during both the drilling and hydraulic fracturing processes. Drought conditions have persisted in the areas where the HighPeak Assets are located in past years. Such drought conditions can lead governmental authorities to restrict the use of water, subject to their jurisdiction, for hydraulic fracturing to protect local water supplies. Although HighPeak Energy may enter into a long-term contract for the supply of water, it currently procures local water for drilling on a well-to-well basis and currently recycles a significant portion of its produced water for completion operations. If HighPeak Energy is unable to obtain water to use in operations, it may need to be obtained from non-local sources and transported to drilling sites, resulting in increased costs, or HighPeak Energy may be unable to economically produce oil and natural gas, which could have a material and adverse effect on its financial condition, results of operations and cash flows.

The HighPeak Assets are located in the northeastern Midland Basin, making HighPeak Energy vulnerable to risks associated with operating in a limited geographic area.

All HighPeak Energy’s producing properties are geographically concentrated in the north eastern Midland Basin. As a result, HighPeak Energy may be disproportionately exposed to various factors, including, among others: (i) the impact of regional supply and demand factors, (ii) delays or interruptions of production from wells in such areas caused by governmental regulation, (iii) processing or transportation capacity constraints, (iv) market limitations, (v) availability of equipment and personnel, (vi) water shortages or other drought related conditions or (vii) interruption of the processing or transportation of oil, natural gas or NGLs. The concentration of the HighPeak Assets in a limited geographic area also increases its exposure to changes in local laws and regulations, certain lease stipulations designed to protect wildlife and unexpected events that may occur in the regions such as natural disasters, adverse weather, seismic events, industrial accidents or labor difficulties. Any one of these factors has the potential to cause producing wells to be shut-in, delay operations, decrease cash flows, increase operating and capital costs and prevent development of lease inventory before expirations. Any of the risks described above could have a material adverse effect on HighPeak Energy’s business, financial condition, results of operations and cash flow.

HighPeak Energy may incur losses as a result of title defects in the properties in which it invests.

The existence of a material title deficiency can render a lease worthless and adversely affect HighPeak Energy’s results of operations and financial condition. While HighPeak Energy typically obtains title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case HighPeak Energy may lose the lease and the right to produce all or a portion of the minerals under the property. Additionally, if an examination of the title history of a property reveals that an oil or natural gas lease or other developed right has been purchased in error from a person who is not the owner of the mineral interest desired, HighPeak Energy’s interest would substantially decline in value. In such cases, the amount paid for such oil or natural gas lease or leases would be lost.

The development of estimated PUDs may take longer and may require higher levels of capital expenditures than anticipated. Therefore, estimated PUDs may not be ultimately developed or produced.

As of December 31, 2020, the HighPeak Assets contained 12,233 MBoe of proved undeveloped reserves, or PUDs, consisting of 10,302 MBbls of oil, 4,367 MMcf of natural gas and 1,203 MBbls of NGLs. Development of these proved undeveloped reserves may take longer and require higher levels of capital expenditures than anticipated. Estimated future development costs relating to the development of such PUDs at June 30, 2021 are approximately $112.4 million over the next four years. HighPeak Energy’s ability to fund these expenditures is subject to several risks. See “—HighPeak Energy’s development projects and acquisitions will require substantial capital expenditures. HighPeak Energy may be unable to obtain required capital or financing on satisfactory terms, which could reduce its ability to access or grow production and reserves.” Delays in the development of reserves, increases in costs to drill and develop such reserves or decreases in commodity prices will reduce the value of the estimated PUDs and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause HighPeak Energy to have to reclassify PUDs as unproved reserves. Furthermore, there is no certainty that HighPeak Energy will be able to convert PUDs to developed reserves or that undeveloped reserves will be economically viable or technically feasible to produce.

Further, SEC rules require that, subject to limited exceptions, PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement may limit HighPeak Energy’s ability to book additional PUDs as it pursues its future drilling programs. As a result, HighPeak Energy may be required to write-down its PUDs if it does not drill those wells within the required timeframe. If actual reserves prove to be less than current reserve estimates, or if HighPeak Energy is required to write-down some of its PUDs, such reductions could have a material adverse effect on HighPeak Energy’s financial condition, results of operations and future cash flows.

Unless HighPeak Energy replaces its reserves with new reserves and develops those new reserves, its reserves and production will decline, which would adversely affect future cash flows and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless HighPeak Energy conducts successful ongoing exploration and development activities or continually acquires properties containing proved reserves, proved reserves will decline as those reserves are produced. HighPeak Energy’s future reserves and production, and therefore future cash flows and results of operations, are highly dependent on HighPeak Energy’s success in efficiently developing current reserves and economically finding or acquiring additional recoverable reserves. HighPeak Energy may not be able to develop, find or acquire sufficient additional reserves to replace future production. If HighPeak Energy is unable to replace such production, the value of its reserves will decrease, and its business, financial condition and results of operations would be materially and adversely affected.

Conservation measures and technological advances could reduce or slow the demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil, natural gas and NGLs, technological advances improving fuel economy and developments in energy generation and storage devices could reduce or slow the demand for oil, natural gas and NGLs. The impact of the changing demand for oil, natural gas and NGLs may have a material adverse effect on its business, financial condition, results of operations and cash flows.

HighPeak Energy depends upon a small number of significant purchasers for the sale of most of its oil, natural gas and NGL production. The loss of one or more of such purchasers could, among other factors, limit HighPeak Energy’s access to suitable markets for the oil, natural gas and NGLs it produces.

HighPeak Energy expects to sell its production to a relatively small number of customers, as is customary in the oil and natural gas business. For the six months ended June 30, 2021 and the years ended December 31, 2020 and 2019, there were two purchasers who accounted for approximately 95%, 97% and 88%, respectively, of the total revenue attributable to the HighPeak Assets. No other purchaser accounted for 10% or more of such revenues during such period. The loss of any such greater than 10% purchaser could adversely affect HighPeak Energy’s revenues in the short term. See the section entitled “Business—Operations—Marketing and Customers” for additional information. HighPeak Energy expects to depend upon these or other significant purchasers for the sale of most of its oil and natural gas production. HighPeak Energy cannot ensure that it will continue to have ready access to suitable markets for its future oil and natural gas production.

HighPeak Energy’s operations may be exposed to significant delays, costs and liabilities as a result of environmental and occupational health and safety requirements applicable to its business activities.

HighPeak Energy’s operations will be subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, the occupational health and safety aspects of its operations or otherwise relating to the protection of the environment and natural resources. These laws and regulations may impose numerous obligations applicable to HighPeak Energy’s operations, including the acquisition of a permit or other approval before conducting regulated activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands, seismically active areas and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from HighPeak Energy’s operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (“EPA”) and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of HighPeak Energy’s operations. In addition, HighPeak Energy may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt its operations and limit growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. HighPeak Energy may be required to remediate contaminated properties owned or operated by it or facilities of third parties that received waste generated by operations regardless of whether such contamination resulted from the conduct of others or from consequences of its own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, HighPeak Energy could acquire, or be required to provide indemnification against, environmental liabilities that could expose HighPeak Energy to material losses. In certain instances, citizen groups also have the ability to bring legal proceedings against HighPeak Energy if it is not in compliance with environmental laws, or to challenge its ability to receive environmental permits needed to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of its operations. HighPeak Energy’s insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

For example, HighPeak Energy may incur significant costs and liabilities as a result of environmental requirements applicable to the operation of its wells, gathering systems and other facilities. These costs and liabilities could arise under a wide range of federal, state and local environmental laws and regulations, including the following federal laws and their state counterparts, as amended from time to time, among others:

●

the Clean Air Act (“CAA”), which restricts the emission of air pollutants from many sources, imposes various pre-construction, monitoring and reporting requirements and is relied upon by the EPA as authority for adopting climate change regulatory initiatives relating to GHG emissions;

●

the Water Pollution Control Act, also known as the Clean Water Act (“CWA”), which regulates discharges of pollutants from facilities and sources to federal waters and establishes the extent to which waterways are subject to federal jurisdiction and rulemaking as protected waters of the United States;

●	the Oil Pollution Act (“OPA”), which imposes liabilities for removal costs and damages arising from an oil spill into waters of the United States;

●

the Safe Drinking Water Act (“SDWA”), which ensures the quality of the nations’ public drinking water through adoption of drinking water standards and control over the subsurface injection of fluids into belowground formations;

●	the Resource Conservation and Recovery Act (“RCRA”), which imposes requirements for the generation, treatment, storage, transport, disposal and cleanup of non-hazardous, hazardous and solid wastes;

●

the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which imposes liability on generators, transporters and those who arrange for transportation or disposal of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur, as well as imposes liability on present and certain past owners and operations of sites where hazardous substance releases have occurred or are threatening to occur;

●

the Endangered Species Act (“ESA”), which restricts activities that may affect federally identified endangered and threatened species or their habitats through the implementation of operating limitations or restrictions or a temporary, seasonal or permanent ban on operations in affected areas; and

●

The Occupational Safety and Health Act (“OSHA”), under which federal Occupational Safety and Health Administration and similar state agencies have promulgated regulations limiting exposures to hazardous substances in the workplace and imposing various worker safety requirements.

Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial and corrective actions, the incurrence of capital expenditures, the occurrence of delays in the permitting, development or expansion of projects and the issuance of orders enjoining some or all of HighPeak Energy’s future operations in a particular area. It is not uncommon for neighboring landowners, employees and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, wastes or other materials into the environment. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and more stringent laws and regulations may be adopted in the future.

To the extent HighPeak Energy’s operations are affected by national, regional, local and other laws, and to the extent such laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, HighPeak Energy’s business, prospects, financial condition or results of operations could be materially adversely affected.

HighPeak Energy may incur increasing attention to ESG matters that may impact its business.

Businesses across all industries are facing increasing scrutiny from stakeholders related to their ESG practices. Businesses that do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition and/or stock price of such business entity could be materially and adversely affected. Increasing attention to climate change, increasing societal expectations on businesses to address climate change, and potential consumer use of substitutes to energy commodities may result in increased costs, reduced demand for HighPeak Energy’s hydrocarbon products, reduced profits, increased investigations and litigation, and negative impacts on its stock price and access to capital markets. Increasing attention to climate change, for example, may result in demand shifts for HighPeak Energy’s hydrocarbon products and additional governmental investigations and private litigation.

In addition, organizations that provided information to investors on corporate governance and related matters have developed rating processes for evaluating business entities on their approach to ESG matters. Currently, there are no universal standards for such scores or ratings, but the importance of sustainability evaluations is becoming more broadly accepted by investors and shareholders. Such ratings are used by some investors to inform their investment and voting decisions. Additionally, certain investors use these scores to benchmark businesses against their peers and if a business entity is perceived as lagging, these investors may engage with such entities to require improved ESG disclosure or performance. Moreover, certain members of the broader investment community may consider a business entity’s sustainability score as a reputational or other factor in making an investment decision. Consequently, a low sustainability score could result in exclusion of HighPeak Energy’s stock from consideration by certain investment funds, engagement by investors seeking to improve such scores and a negative perception of HighPeak Energy’s operation by certain investors.

HighPeak Energy may incur substantial losses and be subject to substantial liability claims as a result of operations. Additionally, HighPeak Energy may not be insured for, or insurance may be inadequate to protect HighPeak Energy against, these risks.

HighPeak Energy will not be insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect its business, financial condition or results of operations.

HighPeak Energy’s development activities will be subject to all the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

●

environmental hazards, such as uncontrollable releases of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater, air and shoreline contamination, damage to natural resources or wildlife, or the presence of endangered or threatened species;

●	abnormally pressured formations;

●	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

●	fires, explosions and ruptures of pipelines;

●	personal injuries and death;

●	natural disasters; and

●	terrorist attacks targeting oil and natural gas related facilities and infrastructure.

Any of these events could adversely affect HighPeak Energy’s ability to conduct operations or result in substantial loss as a result of claims for:

●	injury or loss of life;

●	damage to and destruction of property, natural resources and equipment;

●	pollution and other environmental or natural resource damage;

●	regulatory investigations and penalties; and

●	repair and remediation costs.

HighPeak Energy may elect not to obtain insurance for any or all of these risks if it believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on business, financial condition and results of operations.

Properties that HighPeak Energy decides to drill may not yield oil or natural gas in commercially viable quantities.

Properties that HighPeak Energy decides to drill that do not yield oil or natural gas in commercially viable quantities will adversely affect its results of operations and financial condition. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable HighPeak Energy to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. HighPeak Energy cannot assure you that the analogies drawn from available data from other wells, more fully explored prospects or producing fields will be applicable to its drilling prospects. Further, HighPeak Energy’s drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

●	unexpected drilling conditions;

●	title issues;

●	pressure or lost circulation in formations;

●	equipment failures or accidents;

●	adverse weather conditions;

●	compliance with environmental and other governmental or contractual requirements; and

●	increases in the cost of, and shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

HighPeak Energy may be unable to make additional attractive acquisitions or successfully integrate acquired businesses with its current assets, and any inability to do so may disrupt its business and hinder its ability to grow.

HighPeak Energy may not be able to identify attractive acquisition opportunities that complement the HighPeak Assets or expand its business. In the event it identifies attractive acquisition opportunities, HighPeak Energy may not be able to complete the acquisition or do so on commercially acceptable terms. Competition for acquisitions may also increase the cost of, or cause HighPeak Energy to refrain from, completing acquisitions.

The success of completed acquisitions will depend on HighPeak Energy’s ability to integrate effectively the acquired business into its then-existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of its managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that it will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. HighPeak Energy’s failure to achieve consolidation savings, to integrate the acquired businesses and assets into its then-existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on its financial condition and results of operations.

In addition, the Revolving Credit Facility imposes certain limitations on its ability to enter into mergers or combination transactions and to incur certain indebtedness, which could indirectly limit its ability to acquire assets and businesses.

Certain of HighPeak Energy’s properties are subject to land use restrictions, which could limit the manner in which HighPeak Energy conducts business.

Certain of HighPeak Energy’s properties are subject to land use restrictions, which could limit the manner in which HighPeak Energy conducts business. Such restrictions could affect, among other things, access to and the permissible uses of facilities as well as the manner in which HighPeak Energy produces oil and natural gas and may restrict or prohibit drilling in general. The costs incurred to comply with such restrictions may be significant, and HighPeak Energy may experience delays or curtailment in the pursuit of development activities and perhaps even be precluded from the drilling of wells.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel, frac crews and oilfield services could adversely affect HighPeak Energy’s ability to execute its development plans within its budget and on a timely basis.

The demand for drilling rigs, pipe and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with oil, natural gas and NGL prices, causing periodic shortages of equipment, supplies and needed personnel. HighPeak Energy’s operations will be concentrated in areas in which oilfield activity levels have previously increased rapidly. If that were to happen again, demand for drilling rigs, equipment, supplies and personnel may increase the costs for these services. Access to transportation, processing and refining facilities in these areas may become constrained resulting in higher costs and reduced access for those items. Historically, oil, natural gas and NGL prices have been volatile. For example, during the period from January 1, 2018 through June 30, 2021, the calendar month average NYMEX WTI crude oil price per Bbl ranged from a low of $16.70 to a high of $71.35, and the last trading day NYMEX natural gas price per MMBtu ranged from a low of $1.50 to a high of $4.72. For the month of April 2020, the calendar month average NYMEX WTI crude oil price was $16.70 and last trading day NYMEX natural gas price was $1.63 per MMBtu. However, prices have since increased. To the extent commodity prices improve in the future, the demand for and prices of these goods and services are likely to increase and HighPeak Energy could encounter delays in or an inability to secure the personnel, equipment, power, services, resources and facilities access necessary for it to resume or increase HighPeak Energy’s development activities, which could result in production volumes being below its forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on cash flow and profitability. Furthermore, if it is unable to secure a sufficient number of drilling rigs at reasonable costs, HighPeak Energy may not be able to drill all of its acreage before its leases expire.

HighPeak Energy could experience periods of higher costs if commodity prices rise. These increases could reduce profitability, cash flow and ability to complete development activities as planned.

Historically, capital and operating costs have risen during periods of increasing oil, natural gas and NGL prices. These cost increases have resulted from a variety of factors that HighPeak Energy will be unable to control, such as increases in the cost of electricity, steel and other raw materials; increased demand for labor, services and materials as drilling activity increases; and increased taxes. Decreased levels of drilling activity in the oil and natural gas industry in recent periods have led to declining costs of some drilling equipment, materials and supplies. However, such costs may rise faster than increases in HighPeak Energy’s revenue if commodity prices rise, thereby negatively impacting its profitability, cash flow and ability to complete development activities as scheduled and on budget. This impact may be magnified to the extent that HighPeak Energy’s ability to participate in the commodity price increases is limited by its derivative activities, if any.

HighPeak Energy may be involved in legal proceedings that could result in substantial liabilities.

Like many oil and gas companies, HighPeak Energy may be involved from time to time in various legal and other proceedings, such as title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of its business. Such proceedings are inherently uncertain, and their results cannot be predicted. Regardless of the outcome, such proceedings could have an adverse impact on HighPeak Energy because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in its business practices, which could materially and adversely affect its business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient, and judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.

Should our operators fail to comply with all applicable regulatory agency administered statutes, rules, regulations and orders, our operators could be subject to substantial penalties and fines.

Under the Energy Policy Act of 2005, the Federal Energy Regulatory Commission (the “FERC”) has civil penalty authority under the Natural Gas Act of 1938 to impose penalties for current violations of up to $1,269,500 per day for each violation (annually adjusted for inflation) and disgorgement of profits associated with any violation. While our operators’ operations have not been regulated by the FERC as a natural gas company under this law, the FERC has adopted regulations that may subject certain of our operators’ otherwise non-FERC jurisdictional facilities to the FERC annual reporting requirements. Our operators also must comply with the anti-market manipulation rules enforced by the FERC. Additional rules and legislation pertaining to those and other matters may be considered or adopted by the FERC from time to time. Additionally, the FTC has regulations intended to prohibit market manipulation in the petroleum industry with authority to fine violators of the regulations civil penalties of up to $1,210,340 per day (annually adjusted for inflation) and the Commodity Futures Trading Commission (the “CFTC”) prohibits market manipulation in the markets regulated by the CFTC, including similar anti-manipulation authority with respect to crude oil swaps and futures contracts as that granted to the CFTC with respect to crude oil purchases and sales. The CFTC rules subject violators to a civil penalty of up to the greater of $1,191,842 per day (annually adjusted for inflation) or triple the monetary gain to the person for each violation. Failure to comply with those regulations in the future could subject our operators to civil penalty liability, as described in “Business—Regulation of the Oil and Natural Gas Industry.”

The operations of HighPeak Energy are subject to a variety of risks arising from climate change.

The threat of climate change continues to attract considerable attention in the United States and in foreign countries. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, oil and natural gas exploration and production operations are subject to a series of regulatory, political, litigation and financial risks associated with the production and processing of fossil fuels and emission of GHGs.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, with the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the CAA, the EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and together with the Department of Transportation (“DOT”), implement GHG emissions limits on vehicles manufactured for operation in the United States. The regulation of methane from oil and gas facilities has been subject to uncertainty in recent years. In September 2020, the Trump Administration revised prior promulgated regulations to rescind certain methane standards and remove the transmission and storage segments from the source category for certain regulations. However, President Biden has signed an executive order calling for the suspension, revision, or rescission of the September 2020 rule, and the reinstatement or issuance of methane emissions standards for new, modified, and existing oil and gas facilities. Additionally, the U.S. Congress approved a resolution under the Congressional Review Act to repeal the September 2020 revisions, which effectively vacated the September 2020 revisions, reinstating the prior standards. Separately, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, the United Nations-sponsored “Paris Agreement” requires member states to submit non-binding, individually-determined reduction goals every five years after 2020. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States’ emissions by 50-52% below 2005 levels by 2030. The impacts of this order, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates in public office. On January 27, 2021, President Biden signed an executive order calling for substantial action on climate change, including, among other things, the increased use of zero-emissions vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across agencies and economic sectors. Additional actions that could be pursued by the Biden Administration may include more restrictive requirements for the establishment of pipeline infrastructure or the permitting of LNG export facilities. Litigation risks are also increasing, as a number of entities have sought to bring suit against oil and natural gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or that such companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

There are also increasing financial risks for fossil fuel producers as shareholders currently invested in fossil-fuel energy companies concerned about the potential effects of climate change may elect in the future to shift some or all their investments into other sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Recently, President Biden signed an executive order calling for the development of a “climate finance plan” and, separately, the Federal Reserve announced it has joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from oil and natural gas producers such as HighPeak Energy or otherwise restrict the areas in which HighPeak Energy may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for or erode value for, the oil and natural gas that HighPeak Energy produces. Additionally, political, litigation and financial risks may result in HighPeak Energy’s restricting or cancelling oil and natural gas production activities, incurring liability for infrastructure damages as a result of climatic changes, or having an impaired ability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on HighPeak Energy’s business, financial condition and results of operations.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on HighPeak Energy’s operations. If such effects were to occur, our development and production operations have the potential to be adversely affected. Potential adverse effects could include damages to our facilities from powerful winds or rising waters in low lying areas, disruption of our production activities either because of climate related damages to our facilities or in our costs of operation potentially arising from such climatic effects, less efficient or non-routine operating practices necessitated by climate effects or increased costs for insurance coverage in the aftermath of such effects. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change. At this time, we have not developed a comprehensive plan to address the legal, economic, social or physical impacts of climate change on our operations. If we are forced to shut in production, we will likely incur greater costs to bring the associated production back online. Cost increases necessary to bring the associated wells back online may be significant enough that such wells would become uneconomic at low commodity price levels, which may lead to decreases in our proved reserve estimates and potential impairments and associated charges to our earnings.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect HighPeak Energy’s production.

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. HighPeak Energy expects to regularly use hydraulic fracturing as part of HighPeak Energy’s operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but certain federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA finalized rules in June 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Congress has, from time to time, considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect HighPeak Energy’s operations, but such additional federal regulation could have an adverse effect on its business, financial condition and results of operations.

In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water under certain limited circumstances.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. For example, Texas, among others, has adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular. If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where HighPeak Energy will operate, it could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.

Legislation or regulatory initiatives intended to address seismic activity could restrict HighPeak Energy’s drilling and production activities, as well as HighPeak Energy’s ability to dispose of produced water gathered from such activities, which could have a material adverse effect on its future business.

State and federal regulatory agencies have at times focused on a possible connection between the hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In addition, a number of lawsuits have been filed in other states, most recently in Oklahoma, alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of produced water disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, Texas has imposed certain limits on the permitting or operation of disposal wells in areas with increased instances of induced seismic events. In some instances, regulators may also order that disposal wells be shut in.

HighPeak Energy will likely dispose of large volumes of produced water gathered from its drilling and production operations by injecting it into wells pursuant to permits issued by governmental authorities overseeing such disposal activities. While these permits will be issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such gathering or disposal activities. The adoption and implementation of any new laws or regulations that restrict HighPeak Energy’s ability to use hydraulic fracturing or dispose of produced water gathered from its drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring HighPeak Energy to shut down disposal wells, could have a material adverse effect on its business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, which will make it more difficult for HighPeak Energy to acquire properties, market oil or natural gas and secure trained personnel.

HighPeak Energy’s ability to acquire additional prospects and to find and develop reserves in the future will depend on its ability to evaluate and select suitable properties for acquisitions and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Many other oil and natural gas companies possess and employ greater financial, technical and personnel resources than HighPeak Energy. Those companies may be able to pay more for productive properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than HighPeak Energy’s financial or personnel resources permit. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than HighPeak Energy will be able to offer. The cost to attract and retain qualified personnel has historically continually increased due to competition and may increase substantially in the future. HighPeak Energy may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on its business.

The loss of senior management or technical personnel could adversely affect operations.

HighPeak Energy will depend on the services of its senior management and technical personnel. HighPeak Energy does not plan to obtain any insurance against the loss of any of these individuals. The loss of the services of its senior management could have a material adverse effect on its business, financial condition and results of operations.

Increases in interest rates could adversely affect HighPeak Energy’s business.

HighPeak Energy will require continued access to capital and its business and operating results could be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. HighPeak Energy uses, and expects to continue to use, debt financing, including borrowings under the Revolving Credit Facility, to finance a portion of its future growth, and these changes could cause its cost of doing business to increase, limit its ability to pursue acquisition opportunities, reduce cash flow used for drilling and place HighPeak Energy at a competitive disadvantage. Recent and continuing disruptions and volatility in the global financial markets may lead to a contraction in credit availability impacting its ability to finance its operations. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect its ability to achieve its planned growth and operating results.

HighPeak Energy’s use of seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of its drilling operations.

Even when properly used and interpreted, seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. As a result, HighPeak Energy’s drilling activities may not be successful or economical. In addition, the use of advanced technologies, such as 3-D seismic data, requires greater pre-drilling expenditures than traditional drilling strategies, and it could incur losses as a result of such expenditures.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect HighPeak Energy’s ability to conduct drilling activities in areas where it operates.

Oil and natural gas operations in HighPeak Energy’s operating areas may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Such restrictions may limit HighPeak Energy’s ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay HighPeak Energy’s operations or materially increase its operating and capital costs. Permanent restrictions imposed to protect threatened or endangered species, other protected species (such as migratory birds), or their habitat could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where HighPeak Energy operates as threatened or endangered could cause it to incur increased costs arising from species protection measures or could result in limitations on its activities that could have a material and adverse impact on its ability to develop and produce reserves. For example, a twelve-month review is currently pending to determine whether the dunes sagebrush lizard should be listed and, on June 1, 2021, FWS proposed to list two distinct population segments of the lesser prairie-chicken under the act. If this species or others are listed, the U.S. Fish and Wildlife Service (“FWS”) and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon. For more information, see the section entitled “Business—Regulation of Environmental and Occupational Safety and Health Matters—ESA and Migratory Birds.”

HighPeak Energy may not be able to keep pace with technological developments in its industry.

The oil and natural gas industry is characterized by rapid and significant technological advancement and the introduction of new products and services using new technologies. As others use or develop new technologies, HighPeak Energy may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future, allow them to implement new technologies before HighPeak Energy. HighPeak Energy may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies it expects to use were to become obsolete, HighPeak Energy’s business, financial condition or results of operations could be materially and adversely affected.

There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm HighPeak Energy’s business that may occur and not be detected.

HighPeak Energy’s management does not expect that HighPeak Energy’s internal and disclosure controls will prevent all possible error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls can only provide reasonable assurance that all material control issues and instances of fraud, if any, in HighPeak Energy have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

HighPeak Energy’s business could be adversely affected by security threats, including cyber-security threats, and related disruptions.

HighPeak Energy relies heavily on its information systems, and the availability and integrity of these systems is essential to conducting HighPeak Energy’s business and operations. As a producer of natural gas and oil, HighPeak Energy faces various security threats, including cyber-security threats, to gain unauthorized access to its sensitive information or to render its information or systems unusable, and threats to the security of its facilities and infrastructure or third-party facilities and infrastructure, such as gathering and processing and other facilities, refineries and pipelines. This risk may be heightened as a result of the remote working environment created by the COVID-19 outbreak. The potential for such security threats subjects its operations to increased risks that could have a material adverse effect on its business, financial condition, results of operations and cash flows.

HighPeak Energy’s implementation of various procedures and controls to monitor and mitigate such security threats and to increase security for its information, systems, facilities and infrastructure may result in increased costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of, or damage to, sensitive information or facilities, infrastructure and systems essential to its business and operations, as well as data corruption, communication interruptions or other disruptions to its operations, which, in turn, could have a material adverse effect on its business, financial position, results of operations and cash flows.

Risks Related to this Offering and Ownership of Our Common Stock

The HighPeak Group, including the Principal Stockholder Group, has significant influence over HighPeak Energy.

Prior to taking into account any adjustment relating to any shares that may be issued (or forfeited) pursuant to the Contingent Value Rights (and the surrender for cancellation by the Sponsor of an equivalent number of shares), the HighPeak Group owns approximately 89% of HighPeak Energy’s common stock. HighPeak I, HighPeak II and Sponsor have placed into escrow at Closing 21,694,763 shares of HighPeak Energy common stock in connection with the issuance of the Contingent Value Rights. As long as the Principal Stockholder Group owns or controls a significant percentage of HighPeak Energy’s outstanding voting power, subject to the terms of the Stockholders’ Agreement, they will have the ability to influence certain corporate actions requiring stockholder approval. Under the Stockholders’ Agreement, the Principal Stockholder Group will be entitled to nominate a specified number of directors for appointment to the Board so long as the Principal Stockholder Group meets certain ownership criteria outlined in the Stockholders’ Agreement. For more information about the Stockholders’ Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The full text of the Stockholders’ Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020) is filed as an exhibit to the registration statement of which this prospectus forms a part.

Certain of our existing stockholders, including members of the Principal Stockholder Group and entities affiliated with them, have indicated an interest in purchasing an aggregate of up to $3,400,000 in shares in this offering at the public offering price per share. The underwriters will receive a reduced underwriting discount on any shares purchased by these persons or entities as compared to any other shares sold to the public in this offering.  The foregoing discussion does not give effect to any potential purchases by these stockholders in the offering.

HighPeak Energy’s only significant asset is its ownership of 100% of the operating companies acquired in the business combination and such ownership may not be sufficient to pay dividends on its common stock or satisfy its other financial obligations.

HighPeak Energy has no direct operations and no significant assets other than the direct or indirect ownership of 100% of the assets HighPeak Energy acquired in the business combination. The earnings from HighPeak Energy’s assets may not be sufficient to pay dividends on HighPeak Energy’s common stock, pay taxes or satisfy other financial obligations.

If HighPeak Energy’s operational and financial performance does not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If HighPeak Energy’s operational and financial performance does not meet the expectations of investors or securities analysts, the market price of our securities may decline. The market values of our securities may vary significantly from time to time.

In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;

●	the market volatility resulting from sustained uncertainty surrounding the COVID-19 outbreak;

●	changes in the market’s expectations about our operating results;

●	success of our competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of HighPeak Energy common stock available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of HighPeak Energy common stock by the HighPeak Group, our directors, executive officers or significant stockholders, or the perception that such sales could occur; and

●

general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, OPEC+’s ability to continue to agree to limit production among its members and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and the Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for energy stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Because HighPeak Energy has a limited operating history, it may be difficult to evaluate its ability to successfully implement its business strategy.

Because of HighPeak Energy’s limited operating history, the operating performance of its future assets and business strategy are not yet proven. As a result, it may be difficult to evaluate HighPeak Energy’s business and results of operations to date and to assess its future prospects.

In addition, HighPeak Energy may encounter risks and difficulties experienced by companies whose performance is dependent upon newly acquired assets, such as failing to operate the HighPeak Assets as expected, higher than expected operating costs, equipment breakdown or failures and operational errors. As a result of the foregoing, HighPeak Energy may be less successful in achieving a consistent operating level capable of generating cash flows from operations compared with a company that has a longer operating history. In addition, HighPeak Energy may be less equipped to identify and address operating risks and hazards in the conduct of its business than those companies that have longer operating histories.

The unaudited pro forma condensed combined consolidated financial information included in this prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma condensed combined consolidated financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the business combination been completed on the date or dates indicated. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information.”

HighPeak Energy is a “controlled company” within the meaning of Nasdaq rules and qualifies for exemptions from certain corporate governance requirements. As a result, you do not have the same protections afforded to stockholders of companies that are not exempt from such corporate governance requirements.

The HighPeak Group collectively own a majority of HighPeak Energy’s outstanding voting stock. Therefore, HighPeak Energy is a controlled company within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, company or group of persons acting together is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

●	a majority of the Board consist of independent directors under Nasdaq rules;

●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

HighPeak Energy has elected to rely on all of the exemptions for controlled companies provided for under the Nasdaq rules. These requirements will not apply to HighPeak Energy as long as it remains a controlled company.

HighPeak Energy may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on HighPeak Energy’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although HighPeak Energy conducted due diligence on the HighPeak Assets in connection with the business combination, HighPeak Energy cannot assure you that this diligence revealed all material issues that may be present in the businesses of the HighPeak Assets, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of HighPeak Energy’s control will not later arise. As a result, HighPeak Energy may be forced to later write-down or write-off assets, restructure HighPeak Energy’s operations, or incur impairment or other charges that could result in losses. Even if HighPeak Energy’s due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with HighPeak Energy’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on HighPeak Energy’s liquidity, the fact that HighPeak Energy reports charges of this nature could contribute to negative market perceptions about HighPeak Energy’s common stock. In addition, charges of this nature may cause HighPeak Energy to be unable to obtain future financing on favorable terms or at all.

Warrants are exercisable for HighPeak Energy common stock and HighPeak Energy’s LTIP provides for a significant number of stock options, each of which could increase the number of shares eligible for future resale in the public market and result in dilution to stockholders.

The potential for the issuance of a substantial number of additional shares of HighPeak Energy common stock upon exercise of its warrants would increase the number of issued and outstanding shares of HighPeak Energy common stock and reduce the value of the shares issued and outstanding as of the date hereof. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants could have an adverse effect on the market price for HighPeak Energy’s common stock or on its ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

In addition, to attract and retain key management personnel and non-employee directors, HighPeak Energy has implemented the LTIP, pursuant to which the Share Pool (as defined in the LTIP) is reserved and available for delivery with respect to Awards (as defined in the LTIP). From time to time and prior to the expiration of the LTIP, the Share Pool will automatically be increased by (i) the number of shares of HighPeak Energy common stock issued pursuant to the LTIP during the immediately preceding calendar year and (ii) 13% of the number of shares of HighPeak Energy common stock that are newly issued by HighPeak Energy (other than those issued pursuant to the LTIP), including any shares issued upon the exercise of the warrants. As a result, HighPeak Energy could issue a significant number of stock options under the LTIP, including additional shares added to the LTIP upon the exercise of the warrants, which could further dilute your holdings.

A significant portion of HighPeak Energy’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of HighPeak Energy common stock to drop significantly, even if HighPeak Energy’s business is doing well.

In connection with the issuance of 10,209,300 Contingent Value Rights at the Closing, HighPeak I and HighPeak II, collectively, placed 21,694,763 shares of HighPeak Energy common stock into escrow, which such Escrowed Shares will be released either to HighPeak Energy for cancellation in connection with the satisfaction of any Preferred Returns or back to HighPeak I and HighPeak II, collectively, as applicable, following the CVR Maturity Date. Until such shares are released back to HighPeak I and HighPeak II, they may not be traded.

To the extent the Preferred Return is not met, additional shares of HighPeak Energy will be issued (and a corresponding number of shares of HighPeak Energy common stock will be released to HighPeak Energy from the escrow for cancellation), which will increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of HighPeak Energy’s common stock. There would also be an increase in the number of shares of HighPeak Energy common stock eligible for resale in the public market if the Preferred Returns are met, pursuant to the Escrowed Shares being released to HighPeak I and HighPeak II. In either case, after the release of HighPeak Energy common stock from the escrow account, actual sales or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of HighPeak Energy common stock.

If securities or industry analysts do not publish or cease publishing research or reports about HighPeak Energy, HighPeak Energy’s business, or HighPeak Energy’s market, or if they change their recommendations regarding HighPeak Energy common stock adversely, the price and trading volume of HighPeak Energy common stock could decline.

The trading market for HighPeak Energy common stock will be influenced by the research and reports that industry or securities analysts may publish about HighPeak Energy, HighPeak Energy’s business, HighPeak Energy’s market, or HighPeak Energy’s competitors. If any of the analysts who may cover HighPeak Energy change their recommendation regarding HighPeak Energy common stock adversely, or provide more favorable relative recommendations about its competitors, the price of HighPeak Energy common stock would likely decline. If any analyst who may cover HighPeak Energy were to cease their coverage or fail to regularly publish reports on HighPeak Energy, HighPeak Energy could lose visibility in the financial markets, which could cause HighPeak Energy’s stock price or trading volume to decline.

The A&R Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The A&R Charter provides that, unless HighPeak Energy consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (“Court of Chancery”) will, to the fullest extent permitted by applicable law and subject to applicable jurisdictional requirements, be the sole and exclusive forum for (i) any derivative action or proceeding as to which the Delaware General Corporation Law (“DGCL”) confers jurisdiction upon the Court of Chancery, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of HighPeak Energy to HighPeak Energy or its stockholders, (iii) any action asserting a claim against HighPeak Energy, its directors, officers or employees arising pursuant to any provision of the DGCL, the A&R Charter or HighPeak Energy’s bylaws or (iv) any action asserting a claim against HighPeak Energy, its directors, officers or employees that is governed by the internal affairs doctrine, in each case except for such claims as to which (a) the Court of Chancery determines that it does not have personal jurisdiction over an indispensable party, (b) exclusive jurisdiction is vested in a court or forum other than the Court of Chancery or (c) the Court of Chancery does not have subject matter jurisdiction. The forum selection provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provision in connection with such claims. Stockholders will not be deemed, by operation of Article 8 of the A&R Charter alone, to have waived claims arising under the federal securities laws and the rules and regulations promulgated thereunder.

If any action the subject matter of which is within the scope of the forum selection provision described in the preceding paragraph is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum selection provision (a “Foreign Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Foreign Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in shares of HighPeak Energy’s capital stock will be deemed to have notice of, and consented to, the provisions of our A&R Charter described in the preceding paragraph. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with HighPeak Energy or its directors, officers or other employees, which may discourage such lawsuits against HighPeak Energy and such persons. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the A&R Charter is inapplicable or unenforceable. If a court were to find these provisions of the A&R Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, HighPeak Energy may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect HighPeak Energy’s business, investments and results of operations.

HighPeak Energy is subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq. In particular, HighPeak Energy is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on HighPeak Energy’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on HighPeak Energy’s business and results of operations.

There can be no assurance that HighPeak Energy common stock will remain listed on the Nasdaq, or that HighPeak Energy will be able to comply with the continued listing standards of the Nasdaq.

HighPeak Energy’s common stock is currently listed on the Nasdaq. If the Nasdaq delists HighPeak Energy’s common stock from trading on its exchange for failure to meet the listing standards, HighPeak Energy and its stockholders could face significant material adverse consequences, such as:

●	a limited availability of market quotations for HighPeak Energy’s common stock;

●	reduced liquidity for HighPeak Energy’s common stock;

●

a determination that HighPeak Energy common stock is a “penny stock,” which will require brokers trading in HighPeak Energy common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for HighPeak Energy’s common stock;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because HighPeak Energy’s common stock is listed on the Nasdaq, it is a covered security. Although the states are preempted from regulating the sale of HighPeak Energy’s common stock, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if HighPeak Energy were no longer listed on the Nasdaq, its securities would not be covered securities and HighPeak Energy would be subject to regulation in each state in which HighPeak Energy offers its securities.

Unanticipated changes in effective tax rates or laws or adverse outcomes resulting from examination of HighPeak Energy’s income or other tax returns could adversely affect HighPeak Energy’s financial condition and results of operations.

HighPeak Energy is subject to tax by U.S. federal, state and local tax authorities. HighPeak Energy’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of HighPeak Energy’s deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings; or

●	changes in tax laws, regulations or interpretations thereof.

For example, in previous years, legislation has been proposed to eliminate or defer certain key U.S. federal income tax deductions historically available to oil and gas exploration and production companies. Such proposed changes have included: (i) a repeal of the percentage depletion allowance for crude oil and natural gas properties; (ii) the elimination of deductions for intangible drilling and exploration and development costs; (iii) the elimination of the deduction for certain production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. With President Biden taking office and the shift in the control of Congress, there is an increased risk of the enactment of legislation that alters, eliminates or defers these or other tax deductions utilized within the industry, which could adversely affect HighPeak Energy’s business, financial condition, results of operations and cash flows.

In addition, HighPeak Energy may be subject to audits of its income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on HighPeak Energy’s financial condition and results of operations.

HighPeak Energy takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make HighPeak Energy’s common stock less attractive to investors and may make it more difficult to compare its performance with other public companies.

HighPeak Energy is an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and HighPeak Energy takes advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in HighPeak Energy’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, HighPeak Energy’s stockholders may not have access to certain information they may deem important. HighPeak Energy could be an emerging growth company for up to five years, although circumstances could cause HighPeak Energy to lose that status earlier, including if the market value of HighPeak Energy’s equity held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case HighPeak Energy would no longer be an emerging growth company as of the following December 31. HighPeak Energy cannot predict whether investors will find its securities less attractive because HighPeak Energy will rely on these exemptions. If some investors find HighPeak Energy’s common stock less attractive as a result of HighPeak Energy’s reliance on these exemptions, the trading prices of HighPeak Energy’s common stock may be lower than they otherwise would be, there may be a less active trading market for HighPeak Energy’s common stock and the trading prices of HighPeak Energy’s common stock may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. HighPeak Energy has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, HighPeak Energy, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of HighPeak Energy’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Non-U.S. Holders may be subject to U.S. income tax and withholding tax with respect to gain on disposition of their HighPeak Energy common stock.

HighPeak Energy believes it is a U.S. real property holding corporation. As a result, Non-U.S. holders (defined below in the section entitled “Material U.S. Federal Income Tax Considerations”) that own (or are treated as owning under constructive ownership rules) more than a specified amount of HighPeak Energy common stock during a specified time period may be subject to U.S. federal income tax and withholding on a sale, exchange or other disposition of such HighPeak Energy common stock, and may be required to file a U.S. federal income tax return. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations” of this prospectus.

CVRs may entitle CVR Holders to shares of HighPeak Energy common stock at the CVR Maturity Date or otherwise will result in shares of HighPeak Energy common stock released to HighPeak I, HighPeak II and Sponsor, which, in either case, would increase the number of shares eligible for future resale in the public market.

The CVR Holders are being provided with a significant valuation protection through the opportunity to obtain additional contingent consideration in the form of additional shares of HighPeak Energy common stock if the trading price of HighPeak Energy’s common stock is below the price that would provide the CVR Holders with the Preferred Returns (based on a $10.00 per share price at Closing). The Preferred Returns could entitle a Qualifying CVR Holder to receive up to 2.125 shares of HighPeak Energy common stock per CVR.

At the Closing, HighPeak I, HighPeak II and Sponsor collectively placed a number of shares of HighPeak Energy common stock in escrow equal to the maximum number of additional shares of HighPeak Energy common stock issuable pursuant to the Contingent Value Rights Agreement, which Escrowed Shares will be released either to HighPeak Energy for cancellation in connection with the satisfaction of any Preferred Returns or back to HighPeak I, HighPeak II and Sponsor, collectively, as applicable, following the CVR Maturity Date. Until such shares are released back to HighPeak I, HighPeak II and Sponsor, they may not be traded.

To the extent the Preferred Return is not met, additional shares of HighPeak Energy will be issued (and a corresponding number of shares of HighPeak Energy common stock will be released to HighPeak Energy from the escrow for cancellation), which will increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of HighPeak Energy’s common stock. There would also be an increase in the number of shares of HighPeak Energy common stock eligible for resale in the public market if the Preferred Returns are met, pursuant to the Escrowed Shares being released to HighPeak I, HighPeak II and Sponsor, as discussed above.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We and all of our directors and executive officers, and certain of our stockholders, have agreed or will agree to certain restrictions with respect to the sale or other disposition of our common stock (or securities exercisable or exchangeable therefor) for a period of 45 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock (or securities exercisable or exchangeable therefor) subject to the foregoing agreements. See “Underwriting” for more information. If the restrictions are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering to provide funding for general corporate purposes, which may include accelerating our drilling and development activities given the current commodity price environment and funding further acquisition and consolidation of bolt-on assets. See “Use of Proceeds.” Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our securities.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of 97,743,677 shares of HighPeak Energy common stock outstanding (which shall be 98,493,677 shares of HighPeak Energy common stock outstanding if the underwriters exercise their overallotment option in full).

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $              million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $       million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, which may include accelerating our drilling and development activities given the current commodity price environment and funding further acquisition and consolidation of bolt-on assets.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. However, our business is particularly capital intensive, both with respect to drilling and development activities and potential acquisition opportunities. We currently have specific plans for drilling and development activities or acquisition and consolidation opportunities as set forth herein, and we are undertaking this offering to preserve maximum flexibility to strategically deploy capital as we operate and grow our business. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2021 on:

●	an actual basis; and

●

as adjusted to give effect to the sale and issuance by us of 1,700,000 shares of our common stock in this offering, assuming no exercise by the underwriters of their over-allotment option after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2021
	Actual	As Adjusted (1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$12,842	$28,322

Long-term debt:
Revolving Credit Facility(1)	14,000	14,000
Total long-term debt	14,000	14,000

Stockholders’ equity:
Common Stock, par value $0.0001 per share, 600,000,000 shares authorized; 92,728,781 shares issued and outstanding (actual); 94,482,781 shares issued and outstanding, (as adjusted), respectively(2)	9	9
Additional paid-in capital	590,455	607,455
Accumulated deficit	(96,722)	(96,722)
Total stockholders’ equity	$493,742	$510,742
Total capitalization	$507,742	$524,742

(1)	As of October 15, 2021, HighPeak Energy had outstanding borrowings in the amount of $107 million outstanding and borrowing availability of $88 million remaining under its Revolving Credit Facility.

(2)	The number of shares of common stock to be outstanding after this offering is based on 92,743,677 shares outstanding as of October 15, 2021. Unless we specifically state otherwise, the share information in this prospectus excludes: 9,541,227 shares of common stock issuable upon the exercise of issued and outstanding stock options at a strike price of $10.00 per share; 9,500,174 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $11.50 per share; and 2,376,360 shares of common stock reserved for future issuance under our Amended and Restated Long Term Incentive Plan for employees, directors, officers, consultants and other eligible participants.

SECURITIES MARKET INFORMATION

Market Information

HighPeak Energy’s common stock and warrants are listed for trading on the Nasdaq under the symbols “HPK” and “HPKEW,” respectively. Further, the Company has applied to list the CVRs on the Nasdaq, and they are currently quoted on the OTC under the symbol “HPKER.” There is no assurance, however, that the CVRs will be listed on the Nasdaq. Each whole warrant of HighPeak Energy entitles the holder to purchase one share of HighPeak Energy common stock at an exercise price of $11.50 per share. The warrants became exercisable thirty days after the Closing. HighPeak Energy’s warrants expire August 21, 2025 at 5:00 p.m. New York City time or earlier upon redemption or liquidation.

Holders

As of October 15, 2021, there were 27 holders of record of our common stock, 25 holders of record of our warrants and 28 holders of record of our CVRs.

Dividends

HighPeak Energy has not paid any cash dividends on its common stock as of June 30, 2021. However, on July 6, 2021, HighPeak Energy announced the commencement of a $0.025 per share quarterly cash dividend and also announced a special dividend of $0.075 per share of common stock outstanding, which was paid on July 26, 2021 to holders of record on July 15, 2021. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition. The payment of cash dividends will be within the discretion of the Board. In addition, the Revolving Credit Facility places certain restrictions on the Company’s ability to pay dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

OF HIGHPEAK ENERGY, INC.

The unaudited pro forma condensed combined consolidated statement of operations data of the Company for (i) the six months ended June 30, 2020 and (ii) the year ended December 31, 2020 combines the historical statement of operations of the Company for the period from August 22, 2020 through December 31, 2020 and of Pure and HPK LP for the period from January 1, 2020 through August 21, 2020, giving effect to the transactions listed below (collectively, the “Transactions”) as if they had been consummated on January 1, 2020. HPK LP was treated as the accounting acquirer for the Transactions that completed the business combination.

The business combination between Pure and HPK LP was accounted for as a reverse merger in accordance with GAAP within the meaning of ASC Topic 805. Under this method of accounting, Pure was treated as the “acquired” company for financial reporting purposes and HPK LP was the accounting acquirer as HPK LP had a controlling financial interest in Pure through its majority ownership of HighPeak Energy common stock.

As discussed further in the notes to these unaudited pro forma condensed combined consolidated financial statements, the “Transactions” for purposes hereof include the following:

a.	the formation of HighPeak Energy;

b.	the merger of MergerSub with and into Pure, with Pure surviving as a wholly owned subsidiary of HighPeak Energy;

c.

the exchange, on a one-for-one basis, of all outstanding shares of Pure Class A common stock and Pure Class B common stock for newly issued shares of HighPeak Energy common stock and assumption of the warrant agreement, dated as of April 12, 2018, by and between Pure and Continental as the warrant agent, by HighPeak Energy (other than the 5,350,000 shares of Pure Class B common stock held by Sponsor, which were surrendered and forfeited pursuant to the Sponsor Support Agreement, dated as of May 4, 2020, by and among Pure’s Sponsor, HPEP II and the Company (the “Sponsor Support Agreement”) and the private placement warrants and public warrants of Pure held by Sponsor and HPEP II, respectively, which were surrendered and forfeited pursuant to the Sponsor Support Agreement) and the additional merger consideration paid with respect to the shares of Pure Class A common stock that were converted into HighPeak Energy common stock in the form of the cash consideration and the CVRs; and

d.

the acquisition of the Company’s assets pursuant to the Business Combination Agreement and the payment of the consideration therefor, including certain stock consideration issued to the HPK Contributors pursuant to the Business Combination Agreement.

Specifically, Pure’s historical financial statements have been adjusted in these unaudited pro forma condensed combined consolidated financial statements to give pro forma effect to events that are: (i) directly attributable to the Transactions; (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined consolidated statement of operations, expected to have a continuing impact on HighPeak Energy’s results following the completion of the Transactions.

The unaudited pro forma condensed combined consolidated financial statements have been developed from and should be read in conjunction with:

a.	the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements;

b.	the Annual Report on Form 10-K for HighPeak Energy as of December 31, 2020; and

c.	other information relating to HighPeak Energy, Pure, the HighPeak Funds, the Company’s assets and the Transactions included in this prospectus.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined consolidated financial statements are described in the accompanying notes. The unaudited pro forma condensed combined consolidated financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined consolidated financial statements do not purport to project the future operating results or financial position of the Company following the completion of the Transactions.

HighPeak Energy, Inc.
Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations
Six Months Ended June 30, 2020
(in thousands, except per share information)

	(a)
	Predecessor Six Months Ended June 30, 2020	Pro Forma Adjustments			Pro Forma Combined
Operating Revenues:
Crude oil sales	$5,462	$			$5,462
Natural gas and NGL sales	105				105
Total operating revenues	5,567		—		5,567
Operating Costs and Expenses:
Oil and natural gas production	4,203				4,203
Production and ad valorem taxes	402				402
Depletion, depreciation and amortization	5,091				5,091
Accretion of discount on asset retirement obligations	69				69
General and administrative	4,273		100	(b)	4,373
Exploration and abandonments	4				4
Total operating costs and expenses	14,042		100		14,142
Loss from operations	(8,475)		(100)		(8,575)
Interest and other expense	(76,503)		(76,500	) (c)	(3)
Loss before income taxes	(84,978)		76,400		(8,578)
Income tax benefit	—		1,801	(d)	1,801
Net loss	(84,978)		78,201		(6,777)
Less: Net loss attributable to noncontrolling interest owners	—				—
Net loss attributable to common stockholders	$(84,978)		$78,201		$(6,777)

Weighted average common shares outstanding (in thousands):
Common stock			91,655	(e)	91,655
Loss per common share:
Basic and diluted loss per common share					$(0.07)

HighPeak Energy, Inc.
Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations
Year Ended December 31, 2020
(in thousands, except per share information)

	(a)	(b)
	Predecessor January 1, 2020 through August 21, 2020	Successor August 22, 2020 through December 31, 2020	Pro Forma Adjustments			Pro Forma Combined
Operating Revenues:
Crude oil sales	$8,069	$15,988	$			$24,057
Natural gas and NGL sales	154	412				566
Total operating revenues	8,223	16,400		—		24,623
Operating Costs and Expenses:
Oil and natural gas production	4,870	2,653				7,523
Production and ad valorem taxes	566	886				1,452
Depletion, depreciation and amortization	6,385	9,877				16,262
Accretion of discount on asset retirement obligations	89	51				140
General and administrative	4,840	2,775		128	(c)	7,615
Exploration and abandonments	4	5,032				5,036
Stock-based compensation	—	15,776				15,776
Total operating costs and expenses	16,754	37,050		128		53,932
Loss from operations	(8,531)	(20,650)		(128)		(29,309)
Interest income	—	6		—		6
Interest and other expense	(76,503)	(8)		76,500	(d)	(11)
Loss before income taxes	(85,034)	(20,652)		76,372		(29,314)
Income tax benefit	—	4,223		1,807	(e)	6,030
Net loss	(85,034)	(16,429)		78,179		(23,284)
Less: Net loss attributable to noncontrolling interest owners	—	—				—
Net loss attributable to common stockholders	$(85,034)	$(16,429)		$78,179		$(23,284)
Weighted average common shares outstanding:
Common stock		91,629		30	(f)	91,659
Loss per common share:
Basic and diluted loss per common share		$(0.18)				$(0.25)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Pro Forma Presentation

Overview

The unaudited pro forma condensed combined consolidated financial statements have been prepared with the business combination being accounted for using the acquisition method of accounting with HPK LP as the acquiring entity.

The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with HighPeak Energy’s Annual Report on Form 10-K as of December 31, 2020, included elsewhere in this prospectus.

The pro forma adjustments represent management’s estimates based on information available as of the date of condensed combined consolidated financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Transactions that are not expected to have a continuing impact. Further, one-time transaction-related expenses incurred prior to, or concurrently with the consummation of the Transactions are not included in the unaudited pro forma condensed combined consolidated statement of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma condensed combined consolidated balance sheet as a decrease to retained earnings and a decrease to cash.

2.     Pro Forma Adjustments and Assumptions

Pro Forma Adjustments to the Statement of Operations for the six months ended June 30, 2020:

a.     Represents Predecessor’s historical consolidated statement of operations for the six months ended June 30, 2020.

b.     Represents the increase to general and administrative expense related to franchise taxes that would have been incurred during the six months ended June 30, 2020 had the Transactions closed as of January 1, 2020.

c.     Represents the elimination of the write-off to expense of the deposit and extension payments related to that certain contribution agreement, dated as of November 27, 2019 and as subsequently terminated on April 24, 2020, by and among Grenadier Energy Partners II, LLC, HighPeak Energy Assets II, LLC (“HighPeak Assets II”), Pure and HighPeak Energy, and recognized by HPK LP during the six months ended June 30, 2020 that would not have been recognized in the current year had the Transactions been consummated on January 1, 2020.

d.     Represents the associated income tax effect on the interest in the historical results of the Company’s assets and the pro forma adjustments attributable to the Company, using an estimated combined federal and state statutory income tax rate of approximately 21%, which reflects the corporate rate enacted at the pro forma period dates.

e.     Reflects the adjusted basic and diluted income per common share after giving effect to the Transactions as if they had been consummated on January 1, 2020. For more information, see Note 3, Pro Forma Earnings Per Share.

Pro Forma Adjustments to the Statement of Operations for the year ended December 31, 2020:

a.     Represents Predecessor’s historical consolidated statement of operations for the period from January 1, 2020 through August 21, 2020.

b.     Represents HighPeak Energy’s historical consolidated statement of operations for the period from August 22, 2020 through December 31, 2020.

c.     Represents the increase to general and administrative expense related to franchise taxes that would have been incurred during the period from January 1, 2020 through August 21, 2020 had the Transactions closed as of January 1, 2020.

d.     Represents the elimination of the write-off to expense of the deposit and extension payments related to that certain contribution agreement, dated as of November 27, 2019, and as subsequently terminated on April 24, 2020, by and among Grenadier Energy Partners II, LLC, HighPeak Assets II, Pure and HighPeak Energy, and recognized by HPK LP during the period from January 1, 2020 through August 21, 2020 that would not have been recognized in the current year had the Transactions been consummated on January 1, 2020.

e.     Represents the associated income tax effect on the interest in the historical results of the Company’s assets and the pro forma adjustments attributable to the Company, using an estimated combined federal and state statutory income tax rate of approximately 21%, which reflects the corporate rate enacted at the pro forma period dates.

f.     Reflects the adjusted basic and diluted income per common share after giving effect to the Transactions as if they had been consummated on January 1, 2020. For more information, see Note 3, Pro Forma Earnings Per Share.

3.     Pro Forma Earnings Per Share

For the six months ended June 30, 2020:

The table below reflects the pro forma basic and diluted loss per common share after giving effect to the Transactions had such Transactions been consummated on January 1, 2020. After further adjusting historical activity to reflect the Transactions having been consummated on January 1, 2020, HighPeak Energy’s pro forma loss per common share would have been $(0.07) on both a basic and diluted basis (in thousands except per share information).

Pro Forma
Basic and Diluted EPS
Numerator:
Net Loss	$(6,777)
Denominator:
Historical Weighted Average Shares of Predecessor	—
Adjustment Assuming Shares Issued in Business Combination Outstanding Entire Year	91,655
Basic Weighted Average Shares Outstanding	91,655
Basic and Diluted EPS	$(0.07)

For the year ended December 31, 2020:

The table below reflects the pro forma basic and diluted loss per common share after giving effect to the Transactions had such Transactions been consummated on January 1, 2020. After further adjusting historical activity to reflect the Transactions having been consummated on January 1, 2020, HighPeak Energy’s pro forma loss per common share would have been $(0.25) on both a basic and diluted basis (in thousands except per share information).

Pro Forma
Basic and Diluted EPS
Numerator:
Net Loss	$(23,284)
Denominator:
Historical Weighted Average Shares of HighPeak Energy	95,629
Adjustment Assuming Ending Shares Outstanding Entire Year	30
Basic Weighted Average Shares Outstanding	91,659
Basic and Diluted EPS	$(0.25)

BUSINESS

The following discussion of our business should be read in conjunction with the  financial statements and related notes included elsewhere in this prospectus. The estimated proved reserve information for the  Company’ s assets  as of December  31,  2020  contained in this prospectus is based on the reserve report prepared by our internal engineers and audited by Cawley, Gillespie & Associates, Inc. independent reserve engineers (such report being referred to as the “ 2020  Reserve Report” ). A copy of the  2020  Reserve Report is attached to this registration statement of which this prospectus forms a part as Exhibit 99.1 (incorporated by reference to Exhibit 99.1 to the Company ’s Annual Report on Form 10-K (File No. 001-39464) filed with the SEC on March 15, 2021) . Unless the context otherwise requires, with respect to descriptions of the financials and operations of the  Company’ s assets, references herein to  the “ Company,” “ we,” “ us”  or “ our”  relate, prior to the business combination,  to our assets  as owned and operated by HPK LP or, prior to their respective acquisitions thereby, by the HighPeak Funds and, following the Closing of the business combination, to  our assets as owned and operated by HighPeak Energy.

General

HighPeak Energy is a Delaware corporation initially formed on October 29, 2019, as a wholly owned subsidiary of Pure, solely for the purpose of combining the businesses previously conducted by Pure and HPK LP, which was completed on August 21, 2020. Our common stock and warrants are listed on the Nasdaq under the symbols “HPK” and “HPKEW,” respectively. HighPeak Energy’s CVRs are currently quoted on the OTC under the symbol “HPKER.” Further, the Company has applied to list the CVRs on the Nasdaq. There is no assurance, however, that the CVRs will be listed on the Nasdaq.

Overview

HighPeak Energy is a Delaware corporation initially formed on October 29, 2019, as a wholly owned subsidiary of Pure, solely for the purpose of combining the businesses previously conducted by Pure and HPK LP, referred to herein as the “business combination,” which was completed on August 21, 2020. Pure was formed November 13, 2017 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. HPK Energy, LP, a Delaware limited partnership, was formed on August 28, 2019 for the purpose of acquiring certain of the subsidiaries of HighPeak I and HighPeak II. HighPeak I and HighPeak II were formed in June 2014 and March 2018, respectively, in each case for the purpose of acquiring and developing interests in producing oil and natural gas properties located in North America. HighPeak Energy operates and controls the business and affairs of the Company and consolidates its financial and operating results with Pure and HPK LP.

HighPeak Energy is an independent oil and natural gas company engaged in the acquisition, development and production of oil, natural gas and NGL reserves. Our long-lived, predictable and high margin asset base is uniquely positioned to support our objectives of peer-leading returns and positive cash flow through various commodity cycles. We believe that executing our strategy across our largely contiguous acreage, high oil-cut, shallow decline production base and extensive inventory of identified drilling locations will result in long-term, capital efficient growth in production, value and reserves. Based upon results to date, we initiated a quarterly dividend in July 2021 and, subject to approval by the Board, would expect to return cash flow to the stockholders in the future.

We are led by our Chairman and CEO, Jack Hightower, an industry veteran with over 50 years of experience in the oil and natural gas industry, primarily in the Permian Basin managing multiple E&P platforms. Mr. Hightower has an established track record of implementing disciplined growth strategies and generating high returns for equity holders in both public and private companies. He has assembled a highly qualified team of experienced, oil and gas professionals, many of whom have technical and operational experience in the Permian Basin and have previously worked with Mr. Hightower.

Our President and director, Michael L. Hollis, leads our operational efforts with over 20 years of oil and gas experience, including most recently as the President and COO of Diamondback, another Permian focused oil and gas producer. Prior to Diamondback, Mr. Hollis was a Drilling Manager at Chesapeake, and also held roles in production, completions and drilling engineering at ConocoPhillips and Burlington.

The HighPeak Energy team has developed and evaluated advanced 3-D earth models based on geologic and petrophysical data across the majority of Howard County to find oil-rich reservoirs to enable cost efficient development of the resource. HighPeak Energy targets low-cost, low-risk, oil-rich reservoirs in the Midland Basin, primarily in Howard County, Texas which is one of the most active areas of the prolific Permian Basin with approximately 15 rigs running currently and nearly 2,000 horizontal wells drilled to date. In aggregate, the Company’s assets are characterized by:

●	high oil cut of ~90%;

●	attractive Midland pricing coupled with favorable all-in gathering and marketing costs;

●	large inventory of low-risk identified development drilling opportunities with attractive capital costs and peer-leading margins;

●	potential in-basin organic and strategic opportunities to expand our existing inventory with additional locations with substantially similar geology and economics.

Howard County has been one of the most active and productive oil producing regions within the Permian Basin. Our asset base is located within the oil-rich province of eastern Howard County, which continues to generate high oil cut percentages and rapid volume growth relative to other areas in the Midland Basin. As a result of these attributes, we have a deep understanding of many of the area’s geologic and reservoir characteristics, leading to predictable, repeatable low-risk development opportunities.

As of June 30, 2021, the first phase of Company owned produced water infrastructure system in Flat Top was complete and fully operational, which will (i) substantially reduce our water disposal costs and (ii) enable us to increase our use of recycled produced water for drilling and completion operations. The use of recycled produced water decreases the need for both fresh water and salt water disposal and further reduces our capital costs, operating costs and our environmental footprint. The Company is currently building out the second phase of its produced water system in Flat Top.

During the second quarter of 2021, the Company entered into a 10-year agreement to electrify and power its Flat Top area including the design, construction and operation of a 13-megawatt direct current solar photovoltaic facility located on 80 acres of our owned surface land which will substantially reduce our power costs and is projected to reduce CO2 emissions more than 100,000 metric tons over the life of the contract. Over the life of the contract, approximately 263 million kilowatt-hours of clean and reliable solar energy will be delivered to HighPeak Energy. The electrical facilities are projected to be operational in the second quarter of 2022.

During the second quarter of 2021, the Company entered into a crude oil marketing contract with Lion as the purchaser and DKL as the gatherer and transporter. The contract includes the Company’s current and future crude production from its horizontal wells in Flat Top where DKL will construct an oil gathering system and custody transfer meters to all the Company’s central tank batteries. The oil gathering system and custody transfer meters will reduce our crude oil transportation and marketing costs.

During the second quarter of 2021, the Company entered into a replacement gas purchase contract with WTG as the gatherer, processor and purchaser of the Company’s current and future gross natural gas production in Flat Top. The replacement contract provides the Company with improved natural gas and NGL pricing and requires WTG to expand its current low-pressure gathering system, which eliminates the need for in-field compression in Flat Top to accommodate the Company’s increased natural gas production volumes based on the current plan of development. Once operational, the expanded natural gas gathering system will reduce flaring and the emission of GHGs.

We expect to use proceeds from this equity offering for general corporate purposes, which may include accelerating our drilling and development activities given the current commodity price environment and funding further acquisition and consolidation of bolt-on assets.

Overview of the Company’s Assets

We focus on the Midland Basin and specifically the Howard County area of the Midland Basin. Over the last eight decades, the Howard County area of the Midland Basin was partially developed with vertical wells using conventional methods, and has recently experienced significant redevelopment activity in the Lower Spraberry and Wolfcamp A formations utilizing modern horizontal drilling technology, with some operators having additional success developing the Middle Spraberry, Jo Mill, Wolfcamp B and Wolfcamp D formations, through the use of modern, high-intensity hydraulic fracturing techniques, decreased frac spacing, increased proppant usage and increased lateral lengths. Our interpretation of available IHS Markit data and our own drilling and production results shows that Howard County is among the highest percentage of oil content and the highest oil production compounded annual growth rate, beginning in the first quarter of 2015 through the first quarter of 2021, of all of the counties in the Midland Basin.  The high margins driven by higher oil cuts have encouraged an active level of drilling activity since 2015 and have resulted in significant production growth compared with other counties in the Midland Basin.

Our assets include certain rights, title and interests in oil and natural gas assets located primarily in Howard County. As of June 30, 2021, our assets consisted of two generally contiguous leasehold positions of approximately 58,771 gross (51,875 net) acres covering various subsurface depths. We operate approximately 95% of the acreage across the Company’s assets and we hold an average working interest of approximately 88% in the Flat Top area and 88% in the Signal Peak area. Approximately 97% of the operated acreage provides for horizontal well locations with lateral lengths of 10,000 feet or greater in the formations covered by our assets. Our development drilling plan is initially focused on the horizontal drilling development of the Wolfcamp A and Lower Spraberry formations utilizing multi-well pad development to lower drilling and completion cycle times, create infrastructure and facility economies of scale, reduce overall costs, and to optimize and maximize oil and gas recoveries, return on investment, and value creation.

Background of the Company’s Assets

On May 4, 2020, Pure, HighPeak Energy, MergerSub and the HPK Contributors entered into the Business Combination Agreement, pursuant to which, among other things, and subject to the terms and conditions contained therein, HighPeak Energy agreed to indirectly acquire the Company’s assets. Under the terms of the Business Combination Agreement, at the Closing, the HPK Contributors contributed HPK LP to HighPeak Energy in exchange for shares of HighPeak Energy common stock.

HPK LP was formed in August 2019 to effect a contribution by the HighPeak Funds of HighPeak Energy Assets, LLC (“HighPeak Assets I”), HighPeak Assets II, HighPeak Energy Holdings, LLC and cash to HPK LP for equity interests in HPK LP. HighPeak I and HighPeak II were formed in June 2014 and March 2018, respectively, in each case for the purpose of acquiring and developing interests in producing oil and natural gas assets and to engage in all aspects of the oil and gas industry, primarily in North America. HighPeak I, through its subsidiary HighPeak Assets I, acquired leasehold acreage and existing vertical producing wells through several acquisitions and an organic leasing campaign throughout 2017, 2018 and 2019. HighPeak II, through its subsidiary HighPeak Assets II, acquired leasehold acreage and existing vertical producing wells through several acquisitions and an organic leasing campaign throughout 2018 and 2019. Management and fund investors have contributed over $600 million in capital to HighPeak entities to date.

Properties

The Company’s assets are located in the north-eastern part of the Midland Basin. The majority of the acreage position is located across the eastern half of Howard County in two largely contiguous acreage blocks. The Midland Basin is part of the Permian Basin of West Texas and Eastern New Mexico. The Permian Basin covers an area of about 96,000 square miles and is comprised of five sub-regions including the Midland Basin, the Central Basin Platform, the Delaware Basin, the Northwest Shelf and the Eastern Shelf. The Central Basin Platform (“CBP”) is a central uplift, with the Delaware Basin located to the west of the CBP, and the Midland Basin located to the east of the CBP. The bulk of the Permian Basin’s increase in oil production since 2007 has come from several target zones including the Spraberry and Wolfcamp formations. The Permian Basin has produced billions of barrels of oil and gas and is estimated by the United States Geologic Survey to contain significant remaining hydrocarbon potential.

As of June 30, 2021, HighPeak Energy was drilling with one rig. HighPeak Energy is the operator on approximately 95% of the acreage across its assets. Further, as of June 30, 2021, there were approximately 123 gross (69.8 net) producing wells, including 34 gross (32.0 net) horizontal wells, with total sales volumes of approximately 8,783 Boe/d during the second quarter of 2021. For the six months ended June 30, 2021, the Company drilled a total of 14 gross (13.4 net) horizontal wells across our assets. In addition, as of June 30, 2021, the Company was in the process of drilling a horizontal salt-water disposal well and was in various stages of completing six horizontal wells. The majority of our production is sourced from the Lower Spraberry Shale and the Wolfcamp A formations.

HighPeak Energy accelerated its development drilling program from one rig to two rigs in July 2021. Please see “Risk Factors—Risks Related to Our Business—Oil, natural gas and NGL prices are volatile. Sustained periods of low, or declines in, oil, natural gas and NGL prices could adversely affect HighPeak Energy’s business, financial condition and results of operations and its ability to meet its capital expenditure obligations and other financial commitments” and “Risk Factors—Risks Related to Our Business—The ongoing outbreak of COVID-19 and other pandemic outbreaks could negatively impact HighPeak Energy’s business and results of operations.” HighPeak Energy expects to fund its forecasted capital expenditures with equity proceeds from this offering, cash on its balance sheet, cash generated by operations, its Revolving Credit Facility and potentially through additional debt and/or equity financing.

HighPeak Energy has discretion to modify its capital program. Because HighPeak Energy operates a high percentage of its acreage, capital expenditure amounts and timing are largely discretionary and within its control. HighPeak Energy determines its capital expenditures depending on a variety of factors, including, but not limited to, the success of its drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, drilling and acquisition costs and the level of participation by other working interest owners. A deferral of planned capital expenditures, particularly with respect to drilling and completing new wells, could result in a reduction in anticipated production and cash flows. Additionally, if HighPeak Energy curtails or reallocates priorities in its drilling program, HighPeak Energy may lose a portion of its acreage through lease expirations. However, in the event of any such curtailment or reallocation of priorities, HighPeak Energy would expect to prioritize lease retention to minimize any expirations.

Reserve Summary

The estimated proved reserves of the Company’s assets as of December 31, 2020 were prepared by Cawley, Gillespie and Associates, Inc. (“CG&A”). As of December 31, 2020, the Company’s assets contained 22,515 MBoe of estimated proved reserves, which represents a 96% year-over-year increase. In addition, as of December 31, 2020, the estimated proved reserves of the Company’s assets were estimated by CG&A to be 94% oil and NGLs and 6% natural gas. The following table provides summary information regarding the estimated proved reserves data of the Company’s assets based on the 2020 Reserve Report as of December 31, 2020:

	As of December 31, 2020
	Proved Total (MBoe)(1)	% Oil & NGLs	% Developed
Midland Basin	22,515	94%	46%

(1)

The estimated net proved reserves as of December 31, 2020 were determined using the unweighted arithmetic average first-day-of-the month prices for the prior twelve months in accordance with guidelines established by the SEC. For oil and NGL volumes, this average WTI spot price of $39.57 per barrel was adjusted for quality, transportation and a regional price differential. For natural gas volumes, this average Henry Hub spot price of $1.985 per MMBtu was adjusted for energy content, gathering, transportation and processing fees and a regional price differential. All prices are held constant throughout the lives of the properties. The average adjusted prices realized over the remaining lives of the Company’s assets by CG&A were $38.08 per barrel of oil, $12.27 per barrel of NGL and ($1.304) per Mcf of natural gas as of December 31, 2020.

Reserve Data

Preparation of Reserve Estimates

Unless otherwise indicated, the reserve estimates as of December 31, 2020 included in this prospectus are based on evaluations prepared by CG&A in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC (the “2020 Reserve Report”). CG&A was selected for their historical experience and geographic expertise in engineering similar resources. The 2020 Reserve Report pertaining to reserve estimates as of December 31, 2020, of HighPeak Energy, prepared by CG&A, was led by W. Todd Brooker. Mr. Brooker is a Licensed Professional Engineer in the State of Texas and has been practicing at CG&A for 28 years and, including such 28 years, has over 30 years of total prior industry experience. A copy of the 2020 Reserve Report is attached to this prospectus as Exhibit 99.1 (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K (File No. 001-39464) filed with the SEC on March 15, 2021).

In addition, this prospectus includes certain reserve and PV-10 estimates prepared based on specified management parameters of $63 per Bbl of oil and $3.00 per MMBtu of natural gas, referred to herein as “management” pricing, as compared to weighted average adjusted realized prices of $39.57 per Bbl for oil and $1.985 per MMBtu used under SEC pricing guidelines. HighPeak believes that the use of management pricing provides useful information about its reserves, as the management prices reflect what management believes to be reasonable assumptions as to future commodity prices over the productive lives of its properties. However, HighPeak cautions you that the management pricing used in preparing such estimates is not necessarily a projection of future oil and natural gas prices, and should be carefully considered in addition to, and not as a substitute for, SEC prices, when considering HighPeak’s oil, natural gas and NGL reserves and associated PV-10.

Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to EUR with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease. The technical and economic data used in the estimation of the proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data (including flow rates), well data (including lateral lengths), historical price and cost information, and property ownership interests. CG&A uses this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy. The proved developed reserves and EURs per well are estimated using performance analysis and volumetric analysis. The estimates of the proved developed reserves and EURs for each developed well are used to estimate the proved undeveloped reserves for each proved undeveloped location (utilizing type curves, statistical analysis, and analogy).

Internal Controls

The internal staffs of petroleum engineers and geoscience professionals at HighPeak Energy work closely with their independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to their independent reserve engineers in the preparation of their reserve report. Periodically, HighPeak Energy’s technical teams meet with the independent reserve engineers to review properties and discuss methods and assumptions used to prepare reserve estimates for the Company’s assets.

Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, estimates of economically recoverable oil, natural gas and NGLs and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices, future production rates and costs. Please read the section entitled “Risk Factors” appearing elsewhere in this prospectus.

The 2020 SEC case Reserve Report as of December 31, 2020 was prepared by geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. The process for the 2020 SEC case Reserve Report for the Company’s assets was supervised by Christopher Mundy, Vice President, Reserves and Evaluations, for HighPeak Energy, who has approximately 24 years of experience in oil and gas operations, reservoir engineering and management, reserves management, unconventional and conventional reservoir characterization and strategic planning.

The reserve estimates of the Company’s assets and the related 2020 SEC case Reserve Report as of December 31, 2020 were reviewed and approved by our technical staff, other members of senior management and our CEO. The 2020 SEC case Reserve Report prepared by CG&A contains further discussion of the reserve estimates and the procedures used in connection with its preparation.

The SEC case reserve estimates as of December 31, 2020, included in this prospectus are based on evaluations prepared by the independent petroleum engineering firm CG&A representing 100% of the Company’s assets’ total net proved reserves in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. The Independent Reserve Engineers were selected for their historical experience and geographic expertise in engineering similar resources.

The management case reserve estimates as of December 31, 2020, included in this prospectus are based on evaluations prepared by management, including specifically Mr. Mundy, together with our technical staff and our CEO. The management case reserve estimates were then audited by the independent petroleum engineering firm CG&A. The reserves audit performed by CG&A followed the general principles set forth in the SPE. A reserves audit as defined by the SPE is not the same as a financial audit. In conjunction with CG&A’s independent audit of our reserves and associated pre-tax present value of reserves discounted at 10%, we provided to CG&A our public and internal engineering and geoscience technical data and analyses. CG&A accepted this data without independently verifying the accuracy and completeness of the historical information and data furnished by us with respect to ownership interest, oil and natural gas production, well test data, commodity prices, operating and development costs and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of its evaluations something came to its attention that brought into question the validity or sufficiency of any such information or data, CG&A did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. In the course of its evaluations, CG&A prepared, for all of the audited properties, its own estimates of our reserves and the pre-tax present values of such reserves discounted at 10%. CG&A reviewed its audit differences with us, and, as necessary, held meetings with us to review additional reserves work performed by our technical teams and any updated performance data related to the reserve differences. Such data was incorporated, as appropriate, by both parties into the reserve estimates. CG&A’s estimates, including any adjustments resulting from additional data, of those reserves and the pre-tax present value of such reserves discounted at 10% did not differ from our estimates by more than 10% in the aggregate. When such differences did not exceed 10% in the aggregate and CG&A was satisfied that the reserves and pretax present values of such reserves discounted at 10% were reasonable and that its audit objectives had been met, CG&A issued an unqualified audit opinion. At the conclusion of the audit process, it was CG&A’s opinion, as set forth in its audit letter, which is included as an exhibit to the registration statement of which this prospectus forms a part (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K (File No. 001-39464) filed with the SEC on March 15, 2021), that our estimates of our oil, natural gas and NGL reserves and associated pre-tax present values discounted at 10% were, in the aggregate, reasonable and were prepared in accordance with the generally accepted petroleum engineering and evaluation principals as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the SPE.

Estimated Proved Reserves

The following table presents the estimated net proved oil and natural gas reserves as of December 31, 2020, based on the 2020 Reserve Report of the Company’s assets as of such date.

	As of December 31, 2020
	SEC Pricing	Management Pricing
Proved Developed Reserves:
Oil (MBbl)	8,730	9,136
Natural Gas (MMcf)	3,572	3,844
NGL (MBbl)	957	1,004
Total (MBoe)	10,282	10,780
Proved Undeveloped Reserves:
Oil (MBbl)	10,302	10,631
Natural Gas (MMcf)	4,367	4,524
NGL (MBbl)	1,203	1,246
Total (MBoe)	12,233	12,631
Total Proved Reserves:
Oil (MBbl)	19,032	19,766
Natural Gas (MMcf)	7,939	8,368
NGL (MBbl)	2,160	2,250
Total (MBoe)	22,515	23,411

Development of Proved Undeveloped Reserves

The following table summarizes the changes in proved undeveloped reserves of the Predecessors during the period from January 1, 2020 through August 21, 2020 (the “Predecessor Period”):

Predecessors
Total (MBoe)
Proved undeveloped reserves at January 1, 2020	6,534
Conversions into proved developed reserves	(529)
Revisions	(241)
Proved undeveloped reserves at August 21, 2020	5,764

The following table summarizes the changes in HighPeak Energy’s proved undeveloped reserves during the period from August 22, 2020 through December 31, 2020 (the “Successor Period”):

Successor
Total (MBoe)
Proved undeveloped reserves at August 22, 2020	5,764
Extensions and discoveries	7,015
Revisions	(546)
Proved undeveloped reserves at December 31, 2020	12,233

Year Ended December 31, 2020

As of December 31, 2020, HighPeak Energy’s assets contained approximately 12,233 MBoe of proved undeveloped reserves, consisting of 10,302 MBbl of oil, 4,367 MMcf of natural gas and 1,203 MBbl of NGL. Proved undeveloped reserves will be converted from undeveloped to developed as the majority of capital is spent on each location and as the applicable wells begin production.

Proved undeveloped reserves changed during the Successor Period primarily as a result of the following significant factors:

●	Extensions and discoveries of 7,015 MBoe related to new proved undeveloped locations added related to HighPeak Energy’s drilling activities; and

●

Downward revisions of 546 MBoe including 409 MBoe related to proved undeveloped locations that were removed from the development plan due to the Company’s election not to renew certain leases, 102 MBoe related to adjustments to forecasts and 35 MBoe attributable to a decrease in oil, natural gas and NGL prices.

Proved undeveloped reserves changed during the Predecessor Period primarily as a result of the following significant factors:

●

conversions into proved developed reserves of 529 MBoe as a result of the Company’s ongoing drilling program in early 2020 prior to the Company shutting down its drilling program late in the first quarter of 2020 due to COVID-19 and the downturn in oil prices; and

●	downward revisions of 241 MBoe including 181 MBoe resulting from adjustments to our forecasts and 60 MBoe resulting from a decrease in oil, natural gas and NGL prices.

To date, the Company has spent the majority of its capital budget on drilling unproved locations rather than converting proved undeveloped reserves to proved developed reserves. A portion of the Company’s development capital spent during the Successor Period was for the development of a water infrastructure system and the drilling of a salt-water disposal well to handle the Company’s increased water production and reduce its water costs and reduce the use of trucking for its produced water disposal activities.

For additional information, see the “Supplemental Oil and Gas Reserve Information (Unaudited)” included in the financial statements of the HighPeak Funds included elsewhere in this prospectus.

PV-10

PV-10 is a non-GAAP financial measure and differs from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. We refer to PV-10 as the present value of estimated future net cash flows of estimated proved reserves as calculated in the 2020 Reserve Report using a discount rate of 10%. This amount includes projected revenues, estimated production costs, estimated future development costs and estimated cash flows related to future asset retirement obligations.

Unlike PV-10, the standardized measure takes into account future U.S. federal income taxes, future Texas margin taxes and future abandonment obligations on wells with no proved reserves as of December 31, 2020. Neither PV-10 nor standardized measure represents an estimate of the fair market value of the applicable oil and natural gas properties. It is industry standard to use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.

The following table presents the undiscounted estimated future net cash flows, PV-10 and standardized measure of the proved reserves of the Company at December 31, 2020 at SEC pricing (in thousands):

Undiscounted Estimated Future Cash Flows, PV-10 and Standardized Measure at SEC Pricing

	Proved Developed	Proved Undeveloped	Total Proved
Estimated future net cash flows	$229,599	$177,896	$407,495
Present value of estimated future net cash flows	$162,582	$72,908	$235,490
Present value of future income taxes/abandonment costs			$(13,298)
Standardized measure			$222,192

The following table presents the undiscounted estimated future net cash flows and PV-10 of the proved reserves of the Company at December 31, 2021 using management pricing (in thousands):

Undiscounted Estimated Future Cash Flows and PV-10 at Management Pricing

	Proved Developed	Proved Undeveloped	Total Proved
Estimated future net cash flows	$434.445	$419,986	$854,431
Present value of estimated future net cash flows	$292,486	$197,954	$490,440

Production, Revenue and Price History

For a description of the historical production, revenues, average sales prices and unit costs of the Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

The following tables summarize the average net sales volumes, average unhedged sales prices by product and lease operating expenses of the Company for the years ended December 31, 2020:

	Year Ended December 31, 2020
	Oil		NGL		Natural Gas		Total
	Sales Volumes	Average Sales Price	Sales Volumes	Average Sales Price	Sales Volumes	Average Sales Price	Sales Volumes	Average Sales Price	Lease Operating Expense
	(MBbl)	($/Bbl)	(MBbl)	($/Bbl)	(MMcf)	($/Mcf)	(MBoe)	($/Boe)	($/Boe)
	634	$37.96	38	$14.06	199	$1.04	705	$34.94	$10.68
Average net daily sales volumes (Boe/d)						1,925

Productive Wells

Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which HighPeak Energy holds an interest, and net wells are the sum of the fractional working interests owned in gross wells. The following table sets forth information relating to the productive wells in which HighPeak Energy holds a working interest as of December 31, 2020.

	Oil			Gas
	Gross	Net	Average Working Interest	Gross	Net	Average Working Interest
Horizontal:
Operated	19	18.3	96%	-	-	n/a
Non-operated	-	-	n/a	-	-	n/a
Vertical:
Operated	35	30.9	88%	6	4.5	75%
Non-operated	49	11.6	24%	6	2.0	33%
Total:
Operated	54	49.1	91%	6	4.5	75%
Non-operated	49	11.6	24%	6	2.0	33%

Acreage

The following table sets forth certain information regarding the total developed and undeveloped acreage in which HighPeak Energy holds an interest as of June 30, 2021. Approximately 48% of the net acreage of HighPeak Energy was held by production at June 30, 2021.

Developed Acres(1)(4)		Undeveloped Acres(4)		Total Acres
Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
21,590	20,237	37,181	31,638	58,771	51,875

(1)	Developed acres are acres spaced or assigned to productive wells or wells capable of production.
(2)	A gross acre is an acre in which the Company’s assets include a working interest. The number of gross acres is the total number of acres in which the Company’s assets include a working interest.
(3)

A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(4)	Minor amounts of our developed and undeveloped acres do not cover all formation depths in the underlying acreage.

Undeveloped Acreage Expirations

The following table sets forth the number of total net undeveloped acres as of June 30, 2021 across HighPeak Energy’s properties that will expire in 2021, 2022, 2023, 2024, 2025 and thereafter, unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such leasehold rights are extended or renewed.

2021	2022	2023	2024	2025	Thereafter
12,794	6,856	1,032	618	-	5,522

With respect to the 12,794 net acres expiring in 2021 across our properties, HighPeak Energy intends to retain substantially all 12,794 net acres through initiating completion operations of existing wells and the drilling of new wells, with the remaining being retained either through lease renewals or extensions. HighPeak Energy intends to retain substantially all of its undeveloped acreage through its development plan. Please see “Risk Factors—Risks Related to Our Business—Certain of the undeveloped leasehold acreage of the HighPeak Assets is subject to leases that will expire over the next several years unless production is established on units containing the acreage or the leases are renewed.”

Drilling Activities

The following table describes new development and exploratory wells drilled within the Company’s assets during the period from, August 22, 2020 through June 30, 2021 (Successor), and the period from January 1, 2020 through August 22, 2020 and the years ended December 31, 2019 and 2018 (Predecessors). The information should not be indicative of future performance, nor should it be assumed there is necessarily any correlation among the number of productive wells drilled, quantities of reserves found or economic value. A dry well is a well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion. A productive well is a well that is mechanically capable of producing hydrocarbons. Completion refers to installation of permanent equipment for production of oil and natural gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned. As of June 30, 2021 and not included in the following table, there was 1 gross (1.0 net) horizontal salt-water disposal well in the process of being drilled and 6 gross (5.9 net) wells in the process of being completed. As of June 30, 2021, HighPeak Energy was running a one-rig program which was increased to two rigs in July 2021 and may change further based on capital availability and other factors.

	Six Months Ended June 30, 2021		Period from August 22, 2020 through December 31, 2020 (Successor)		Period from January 1, 2020 through August 21, 2020 (Predecessors)		Year Ended December 31, 2019		Year Ended December 31, 2018
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development wells:
Productive	—	—	—	—	1	1.0	1	0.8	—	—
Dry	—	—	—	—	—	—	—	—	—	—
Exploratory wells:
Productive	16	14.6	9	8.7	6	6.0	2	2.0	1	0.8
Dry	—	—	—	—	—	—	—	—	—	—
Service wells:
Salt-Water Disposal	—	—	1	1.0	—	—	—	—	—	—

Delivery Commitments

In May 2021, the Company entered into a 10-year crude oil marketing and transportation contract with Lion as the purchaser and DKL as the gatherer and transporter. The contract contains a minimum volume commitment commencing October 2021 based on the gross barrels delivered at the Company’s central tank battery facilities which is 5,000 Bopd for the first year, 7,500 Bopd for the second year and 10,000 Bopd for the remaining eight years of the contract. However, the Company has the ability under the contract to cumulatively bank excess volumes delivered to offset future minimum volume commitments. The agreement specifies a penalty of $0.65 per barrel, escalated annually, should the Company not perform under the contract. The maximum monetary commitment should the Company not perform under the contract is $25.4 million.

In addition, the Company has committed to deliver a total of 3.0 MMBbl of produced water for disposal with a third-party salt-water disposal company between July 24, 2020 and July 24, 2022. As of June 30, 2021, the Company has delivered approximately 1.7 MMBbl under the agreement. The agreement calls for a penalty of $0.45 per Bbl not delivered should the Company not perform under the agreement, indicating a monetary commitment of approximately $603,000 as of June 30, 2021. Given the current production levels coupled with the wells planned to come on production in 2021, the Company expects to meet the volume commitment under this agreement.

Operations

General

As of June 30, 2021, HighPeak Energy’s properties consisted of 58,771 gross (51,875 net) acres with an average working interest of approximately 88%.

Facilities

Production facilities related to HighPeak Energy’s properties are located near the producing wells and consist of salt-water disposal wells and related facilities, a salt-water disposal pipeline system throughout our northern acreage, storage tanks, two-phase and/or three-phase separation equipment, flowlines, metering equipment and safety systems. Predominant artificial lift methods include electrical submersible pumps, rod pumps and some plunger lift. HighPeak Energy’s mostly contiguous acreage position allows for optimized capital expenditures for production facilities and associated water handling infrastructure.

Our properties are well serviced by existing oil, gas and water infrastructure and gathering systems. Currently, all the oil production is transported by truck, but the recently signed crude oil marketing and transportation contract requires the gatherer and transporter to construct a low-pressure oil gathering system and custody transfer meters to all the Company’s central tank batteries to transfer all of the Company’s current and future crude oil production from its horizontal wells in the Company’s Flat Top operating area. The natural gas production from our properties is gathered by third-party processors with the majority of the gas production currently processed to extract natural gas liquids. The extracted liquids and residue gas are sold to various intrastate and interstate markets on a competitive pricing basis.

Marketing and Customers

The following table sets forth the percentage of revenues attributable to customers who have accounted for 10% or more of revenues attributable to the Company’s assets during the years ended December 31, 2020, 2019 and 2018.

	Years Ended December 31,
Major Customers	2020	2019	2018
Lion Oil Trading and Transportation, LLC	80%	*	*
Enlink Crude Purchasing, LLC	17%	67%	32%
Sunoco Partners Marketing & Terminals, LP	*	21%	49%

*	Less than 10%.

No other purchaser accounted for 10% or more of revenue attributable to the Company’s assets on a combined basis in the years ended December 31, 2020, 2019, or 2018. The loss of any such purchaser could adversely affect revenues attributable to the Company’s assets in the short term. Please see “Risk Factors—Risks Related to Our Business—HighPeak Energy depends upon a small number of significant purchasers for the sale of most of its oil, natural gas and NGL production. The loss of one or more of such purchasers could, among other factors, limit HighPeak Energy’s access to suitable markets for the oil, natural gas and NGLs it produces.”

In May 2021, the Company entered into a ten-year crude oil marketing and transportation contract with Lion as the purchaser and DKL as the gatherer and transporter. The contract includes the Company’s current and future crude oil production from its horizontal wells in Flat Top where DKL will construct an oil gathering system and custody transfer meters to all the Company’s central tank batteries. The contract contains a minimum volume commitment commencing October 2021 based on the gross barrels delivered at the Company’s central tank battery facilities and is 5,000 Bopd for the first year, 7,500 Bopd for the second year and 10,000 Bopd for the remaining eight years of the contract. However, the Company has the ability under the contract to cumulatively bank excess volumes delivered to offset future minimum volume commitments. The Company believes it will meet the minimum volume commitments based on the Company’s current gross production levels and the current Flat Top development plan.

In May 2021, the Company entered into a replacement gas purchase contract with WTG as the gatherer, processor and purchaser of the Company’s current and future gross natural gas production in Flat Top. The replacement contract provides the Company with improved natural gas and NGL pricing and requires WTG to expand its current low-pressure gathering system, which eliminates the need for in-field compression in Flat Top to accommodate the Company’s increased natural gas production volumes based on the current plan of development. In exchange for the improved pricing terms and expansion of the gathering system, the Company will provide WTG with certain aid-in-construction payments. The replacement contract does not contain minimum volume commitments. Once operational, the expanded natural gas gathering system will reduce flaring and the emission of GHGs.

Competition

The oil and natural gas industry is intensely competitive, and HighPeak Energy competes with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or to define, evaluate, bid for and purchase a greater number of properties and prospects than HighPeak Energy’s financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. HighPeak Energy’s ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because HighPeak Energy will have fewer financial and human resources than many companies in their industry, HighPeak Energy may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

There is also competition between oil and natural gas producers and other industries producing energy and fuel. For example, HighPeak Energy also faces indirect competition from alternative energy sources, including wind and solar. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the governments of the United States and the jurisdictions in which HighPeak Energy operates. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon HighPeak Energy’s future operations as related to the Company’s assets. Such laws and regulations may substantially increase the costs of developing oil and natural gas reserves and may prevent or delay the commencement or continuation of a given operation. HighPeak Energy’s larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than HighPeak Energy can, which would adversely affect HighPeak Energy’s competitive positions, as applicable. See “Risk Factors—Risks Related to Our Business—Competition in the oil and natural gas industry is intense, which will make it more difficult for HighPeak Energy to acquire properties, market oil or natural gas and secure trained personnel.”

Seasonality of Business

Weather conditions can affect the demand for, and prices of, oil and natural gas. Demand for natural gas is typically higher in the fourth and first quarters resulting in higher prices while the demand for oil is typically higher during the second and third quarters. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Title to Properties

As is customary in the oil and natural gas industry, HighPeak Energy, as operator of the Company’s assets, initially conducts (at a minimum) a cursory review of the title to properties in connection with acquisition of leasehold acreage. HighPeak Energy has also obtained title opinion coverage on a majority of the Company’s assets and has performed customary reviews of the title to substantially all of the Company’s assets. Additionally, at such time as HighPeak Energy determines to conduct drilling operations on those properties, HighPeak Energy will conduct a thorough title examination, will obtain division order title opinions, and will perform curative work with respect to any significant defects that may exist prior to: (i) commencement of drilling operations and (ii) the initial disbursement of associated revenues. HighPeak Energy has obtained title opinions on substantially all its producing properties. The oil and natural gas properties within the Company’s assets are subject to customary royalty and other interests, liens for current taxes and other burdens which HighPeak Energy believes do not materially interfere with the use of, or affect the carrying value of, the properties.

Prior to completing an acquisition of producing oil and natural gas properties, HighPeak Energy may perform title reviews on the most significant leases and may obtain a title opinion, obtain an updated title opinion or review previously obtained title opinions.

HighPeak Energy believes it has satisfactory title to all the material properties within the Company’s assets in accordance with standards generally accepted in the oil and natural gas industry. Although title to the Company’s assets is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, none of these liens, restrictions, easements, burdens or encumbrances will likely materially detract from the value of the properties within the Company’s assets or from HighPeak Energy’s interests in these properties or materially interfere with HighPeak Energy’s use of these properties in the operation of their business. In addition, HighPeak Energy believes they have obtained sufficient rights-of-way grants and permits from public authorities and private parties for them to operate their business in all material respects as described in this prospectus.

Oil and Natural Gas Leases

The typical oil and natural gas lease agreements covering the properties within the Company’s assets provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any wells drilled on the leased premises. The lessor royalties and other leasehold burdens on the properties within the Company’s assets are approximately 25%.

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, the FERC, the EPA, the DOT, other federal agencies, and the courts. We cannot predict when or whether any such proposals may become effective. We do not believe that we would be affected by any such action materially differently than similarly situated competitors.

In addition, unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered.

Regulation of Production of Oil and Natural Gas

Oil and gas production and related operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which the Company’s assets are located have statutory provisions regulating the development and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Oil and gas operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Such laws and regulations are frequently amended or reinterpreted. Therefore, it is not possible to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, the FERC, the EPA, the DOT, other federal agencies, and the courts. It is not possible to predict when or whether any such proposals may become effective.

Federal, state and local statutes and regulations require permits for drilling, salt-water disposal and pipeline operations and drilling bonds and reports concerning operations. The Company’s assets are located in Texas, which regulates drilling and operating activities by, among other things, requiring permits for the drilling of wells, maintaining bonding requirements to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells.

The laws of Texas also govern a number of conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas the wells within the Company’s assets can produce and to limit the number of wells or the locations that can be drilled within the Company’s assets, although operators can apply for exceptions to such regulations or to have reductions in well spacing or density. Moreover, various states impose a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction. The failure to comply with these rules and regulations can result in substantial penalties.

Regulation Affecting Sales and Transportation of Commodities

Sales prices of oil, natural gas and NGLs are not currently regulated and are made at market prices. Although prices of these energy commodities are currently unregulated, Congress historically has been active in their regulation. We cannot predict whether new legislation to regulate oil and natural gas, or the prices charged for these commodities might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, the proposals might have on our operations. Sales of oil and natural gas may be subject to certain state and potentially federal reporting requirements.

The price and terms of service of transportation of the commodities, including access to pipeline transportation capacity, are subject to extensive federal and state regulation. Such regulation may affect the marketing of oil and natural gas produced, as well as the revenues received for sales of such production. Gathering systems may be subject to state ratable take and common purchaser statutes. Ratable take statutes generally require gatherers to take, without undue discrimination, oil and natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase, or accept for gathering, without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes may affect whether and to what extent gathering capacity is available for oil and natural gas production, if any, of the drilling program and the cost of such capacity. Further, state laws and regulations govern rates and terms of access to intrastate pipeline systems, which may similarly affect market access and cost.

The FERC regulates interstate natural gas pipeline transportation rates and service conditions. The FERC is continually proposing and implementing new rules and regulations affecting interstate transportation. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and to promote market transparency. We do not believe that our drilling program will be affected by any such FERC action in a manner materially differently than other similarly situated natural gas producers.

Gathering services, which occur upstream of FERC jurisdictional transmission services, are regulated by the states onshore and in state waters. Although the FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, the FERC’s determinations as to the classification of facilities is done on a case-by-case basis. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

In addition to the regulation of natural gas pipeline transportation, the FERC has jurisdiction over the purchase or sale of gas or the purchase or sale of transportation services subject to the FERC’s jurisdiction pursuant to the Energy Policy Act of 2005. Under this law, it is unlawful for “any entity,” including producers such as us, that are otherwise not subject to the FERC’s jurisdiction under the Natural Gas Act of 1938 to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of gas or the purchase or sale of transportation services subject to regulation by the FERC, in contravention of rules prescribed by the FERC. The FERC’s rules implementing this provision make it unlawful, in connection with the purchase or sale of gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to the jurisdiction of the FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud, to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading, or to engage in any act or practice that operates as a fraud or deceit upon any person. The Energy Policy Act of 2005 also gives the FERC authority to impose civil penalties for violations of the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978 up to $1,269,500 per day per violation (adjusted annually based on inflation). The anti-manipulation rule applies to activities of otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which includes the annual reporting requirements under Order 704 (defined below).

In December 2007, the FERC issued a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing (“Order 704”). Under Order 704, any market participant, including a producer such as us, that engages in wholesale sales or purchases of gas that equal or exceed 2.2 million MMBtus of physical natural gas in the previous calendar year, must annually report such sales and purchases to the FERC on Form No. 552 on May 1 of each year. Form No. 552 contains aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize or contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 is intended to increase the transparency of the wholesale gas markets and to assist the FERC in monitoring those markets and in detecting market manipulation.

The FERC also regulates rates and service conditions for interstate transportation of liquids, including oil and NGLs, under the Interstate Commerce Act (the “ICA”). Prices received from the sale of liquids may be affected by the cost of transporting those products to market. The ICA requires that pipelines maintain a tariff on file with the FERC. The tariff sets forth the established rates as well as the rules and regulations governing the service. The ICA requires, among other things, that rates and terms and conditions of service on interstate common carrier pipelines be “just and reasonable.” Such pipelines must also provide jurisdictional service in a manner that is not unduly discriminatory or unduly preferential. Shippers have the power to challenge new and existing rates and terms and conditions of service before the FERC.

Rates of interstate liquids pipelines are currently regulated by the FERC primarily through an annual indexing methodology, under which pipelines increase or decrease their rates in accordance with an index adjustment specified by the FERC. For the five-year period beginning on July 1, 2016, the FERC established an annual index adjustment equal to the change in the producer price index for finished goods plus 1.23%. This adjustment is subject to review every five years. Under the FERC’s regulations, a liquids pipeline can request the authority to charge market-based rates for transportation service if it satisfies certain criteria, and also can request a rate increase that exceeds the rate obtained through application of the indexing methodology by using a cost-of-service approach, but only after the pipeline establishes that a substantial divergence exists between the actual costs experienced by the pipeline and the rates resulting from application of the indexing methodology. Increases in liquids transportation rates may result in lower revenue and cash flows.

In addition, due to common carrier regulatory obligations of liquids pipelines, capacity must be prorated among shippers in an equitable manner in the event there are nominations in excess of capacity. Therefore, requests for service by new shippers or increased volume by existing shippers may reduce the capacity available to us. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that we rely upon for liquids transportation could have a material adverse effect on our business, financial condition, results of operations and cash flows. However, we believe that access to liquids pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors.

Intrastate liquids pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate liquids pipeline regulation and the degree of regulatory oversight and scrutiny given to intrastate liquids pipeline rates, varies from state to state. We believe that the regulation of liquids pipeline transportation rates will not affect our operations in any way that is materially different from the effects on our similarly situated competitors.

In addition to the FERC’s regulations, we are required to observe anti-market manipulation laws with regard to our physical sales of energy commodities. In November 2009, the FTC issued regulations pursuant to the Energy Independence and Security Act of 2007 intended to prohibit market manipulation in the petroleum industry. Violators of the regulations face civil penalties of up to $1,210,340 per violation per day (adjusted annually based on inflation). In July 2010, Congress passed the Dodd-Frank Act, which incorporated an expansion of the authority of the CFTC to prohibit market manipulation in the markets regulated by the CFTC. This authority, with respect to crude oil swaps and futures contracts, is similar to the anti-manipulation authority granted to the FTC with respect to crude oil purchases and sales. In July 2011, the CFTC issued final rules to implement its new anti-manipulation authority. The rules subject violators to a civil penalty of up to the greater of $1,162,183 (adjusted annually based on inflation) or triple the monetary gain to the person for each violation.

Regulation of Environmental and Occupational Safety and Health Matters

Oil and natural gas development operations are subject to numerous stringent federal, regional, state and local statutes and regulations governing occupational safety and health, the discharge of materials into the environment or otherwise relating to environmental protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling or other regulated activity commences; restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines; govern the sourcing and disposal of water used in the drilling and completion process; limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier, seismically active areas and other protected areas; require some form of remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen pits; establish specific safety and health criteria addressing worker protection; and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of production.

The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, drilling, water management, completion, emission or discharge limits or waste handling, disposal or remediation obligations could increase the cost to our operators of developing our properties. Moreover, accidental releases or spills may occur in the course of operations on our properties, causing our operators to incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations, as amended from time to time, to which operations related to the Company’s assets may be subject.

Hazardous Substances and Waste Handling

The CERCLA, also known as the “Superfund” law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the disposal site or the site where the release occurred and persons that disposed or arranged for the disposal or the transportation for disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The failure of an operator other than HighPeak Energy to comply with applicable environmental regulations may, in certain circumstances, be attributed to HighPeak Energy.

The RCRA and analogous state laws, impose detailed requirements for the generation, handling, storage, treatment and disposal of nonhazardous and hazardous solid wastes. RCRA specifically excludes drilling fluids, produced waters and other wastes associated with the development or production of crude oil, natural gas or geothermal energy from regulation as hazardous wastes. However, these wastes may be regulated by the EPA or state agencies under RCRA’s less stringent nonhazardous solid waste provisions, state laws or other federal laws. Moreover, it is possible these particular oil and natural gas development and production wastes now classified as nonhazardous solid wastes could be classified as hazardous wastes in the future. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in the costs to manage and dispose of generated wastes. In addition, in the course of operating the Company’s assets, it is possible that some amounts of ordinary industrial wastes will be generated, such as paint wastes, waste solvents, laboratory wastes and waste compressor oils that may be regulated as hazardous wastes if such wastes have hazardous characteristics.

The Company’s assets consist of numerous properties that have been used for oil and natural gas development and production activities for many years. Hazardous substances, wastes or petroleum hydrocarbons may have been released on, under or from properties within the Company’s assets, or on, under or from other locations, including off-site locations, where such substances have been taken for recycling or disposal. In addition, some of the properties within the Company’s assets have been operated by third-parties or by previous owners or operators who have treated and disposed of hazardous substances, wastes or petroleum hydrocarbons. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, HighPeak Energy could be required to undertake responsive or corrective measures with respect to the Company’s assets, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges, Fluid Disposal and NORM

The CWA and comparable state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas wastes, into or near navigable waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The discharge of dredge and fill material in regulated waters, including wetlands, is also prohibited, unless authorized by a permit issued by the U.S. Army Corps of Engineers (the “Corps”). The scope of these regulated waters has been subject to controversy in recent years. In September 2015, the EPA and the Corps issued new rules revising the definition of “waters of the United States” (the “Clean Water Rule”), but in April 2020, the EPA and the Corps replaced the Clean Water Rule with the Navigable Waters Protection Rule (“NWPR”) which narrows the definition of “waters of the United States” to four categories of jurisdictional waters and includes twelve categories of exclusions, including groundwater; however, these rulemakings are currently subject to litigation and the Biden Administration has announced its intention to develop its own definition for “waters of the United States.” In addition, in an April 2020 decision defining the scope of the CWA that was handed down just days after the NWPR was published, the U.S. Supreme Court held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit. The Court rejected the EPA’s and Corps’ assertion that groundwater should be totally excluded from the CWA. The Court’s decision is expected to bolster challenges to the NWPR. Therefore, the future reach of the CWA is uncertain at this time. To the extent any rule expands the scope of the CWA’s jurisdiction, HighPeak Energy could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas. Obtaining permits has the potential to delay the development of oil and natural gas projects. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages.

Pursuant to these laws and regulations, HighPeak Energy may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and is required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil.

The primary federal law related specifically to oil spill liability is the OPA, which amends and augments the oil spill provisions of the CWA and imposes certain duties and liabilities on certain “responsible parties” related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the United States or adjoining shorelines. For example, operators of certain oil and natural gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance. Owners or operators of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge is one type of “responsible party” who is liable. The OPA applies joint and several liability, without regard to fault, to each liable party for oil removal costs and a variety of public and private damages. Although defenses exist, they are limited.

Fluids resulting from oil and natural gas production, consisting primarily of salt-water, are disposed by injection in belowground disposal wells regulated under the Underground Injection Control (“UIC”) program and analogous state laws. The UIC program requires permits from the EPA or an analogous state agency for the construction and operation of disposal wells, establishes minimum standards for disposal well operations, and may restrict the types and quantities of fluids that may be disposed. In addition, state and federal regulatory agencies have focused on a possible connection between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Texas, with areas of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In response to these concerns, some states, including Texas, have imposed additional requirements for the permitting of produced water disposal wells, such as volume and pressure limitations or seismicity thresholds for temporary cessations of activity. The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

In addition, naturally occurring radioactive material (“NORM”) is brought to the surface in connection with oil and gas production. Comprehensive federal regulation does not currently exist for NORM; however, the EPA has studied the impacts of technologically enhanced NORM, and several states, including Texas, regulate the disposal of NORM. Concerns have arisen over traditional NORM disposal practices (including discharge through publicly owned treatment works into surface waters), which may increase the costs associated with management of NORM. To the extent that federal or state regulation increases the compliance costs for NORM disposal, operators may incur additional costs that may make some properties unprofitable to operate.

Air Emissions

The CAA and comparable state laws restrict the emission of air pollutants from many sources (e.g., compressor stations), through the imposition of air emissions standards, construction and operating permitting programs and other compliance requirements. These laws and regulations may require HighPeak Energy to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. For example, in October 2015, the EPA lowered the National Ambient Air Quality Standard for ozone from 75 to 70 parts per billion and completed attainment/non-attainment designations in July 2018. While the EPA has determined that counties in which HighPeak Energy currently operates are in attainment with the new ozone standards, these determinations may be revised in the future. Reclassification of areas or imposition of more stringent standards may make it more difficult to construct new facilities or modify existing facilities in these newly designated non-attainment areas and result in increased expenditures for pollution control equipment, the costs of which could be significant.

In addition, the EPA has finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase the costs of development, which costs could be significant.

Regulation of GHG Emissions

The threat of climate change continues to attract considerable attention in the United States and in foreign countries. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, oil and natural gas exploration and production operations are subject to a series of regulatory, political, litigation and financial risks associated with the production and processing of fossil fuels and emission of GHGs.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, with the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the CAA, the EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and together with the DOT, implement GHG emissions limits on vehicles manufactured for operation in the United States. The regulation of methane from oil and gas facilities has been subject to uncertainty in recent years. In September 2020, the Trump Administration revised prior promulgated regulations to rescind certain methane standards and remove the transmission and storage segments from the source category for certain regulations. However, President Biden has signed an executive order calling for the suspension, revision, or rescission of the September 2020 rule, and the reinstatement or issuance of methane emissions standards for new, modified, and existing oil and gas facilities. Additionally, the U.S. Congress approved a resolution under the Congressional Review Act to repeal the September 2020 revisions, which effectively vacated the September 2020 revisions, reinstating the prior standards. Separately, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, the United Nations-sponsored “Paris Agreement” requires member states to submit non-binding, individually-determined reduction goals every five years after 2020. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States’ emissions by 50-52% below 2005 levels by 2030. The impacts of this order, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates in public office. On January 27, 2021, President Biden signed an executive order calling for substantial action on climate change, including, among other things, the increased use of zero-emissions vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across agencies and economic sectors. Additional actions that could be pursued by the Biden Administration may include more restrictive requirements for the establishment of pipeline infrastructure or the permitting of LNG export facilities. Litigation risks are also increasing, as a number of entities have sought to bring suit against oil and natural gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or that such companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

There are also increasing financial risks for fossil fuel producers as shareholders currently invested in fossil-fuel energy companies concerned about the potential effects of climate change may elect in the future to shift some or all their investments into other sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Recently, President Biden signed an executive order calling for the development of a “climate finance plan” and, separately, the Federal Reserve announced it has joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from oil and natural gas producers such as HighPeak Energy or otherwise restrict the areas in which HighPeak Energy may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for or erode value for, the oil and natural gas that HighPeak Energy produces. Additionally, political, litigation and financial risks may result in HighPeak Energy’s restricting or cancelling oil and natural gas production activities, incurring liability for infrastructure damages as a result of climatic changes, or having an impaired ability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on HighPeak Energy’s business, financial condition and results of operations.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on HighPeak Energy’s operations. If such effects were to occur, our development and production operations have the potential to be adversely affected. Potential adverse effects could include damages to our facilities from powerful winds or rising waters in low lying areas, disruption of our production activities either because of climate related damages to our facilities or in our costs of operation potentially arising from such climatic effects, less efficient or non-routine operating practices necessitated by climate effects or increased costs for insurance coverage in the aftermath of such effects. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change. At this time, we have not developed a comprehensive plan to address the legal, economic, social or physical impacts of climate change on our operations. If we are forced to shut in production, we will likely incur greater costs to bring the associated production back online. Cost increases necessary to bring the associated wells back online may be significant enough that such wells would become uneconomic at low commodity price levels, which may lead to decreases in our proved reserve estimates and potential impairments and associated charges to our earnings.

Hydraulic Fracturing Activities

Hydraulic fracturing is an important and common practice used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is regularly used by operators of the Company’s assets. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority over several aspects of the practice. For example, the EPA finalized rules in June 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing activities. For example, the Railroad Commission has adopted a “well integrity rule,” which updated the requirements for drilling, putting pipe down and cementing wells. The rule also imposes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular.

Certain governmental reviews are either underway or have been conducted that focus on the environmental aspects of hydraulic fracturing practices. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances. No rulemaking has been adopted by the EPA on the basis of the December 2016 report.

Compliance with existing laws has not had a material adverse effect on operations related to the Company’s assets, but if new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where the Company’s assets are located, operators could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.

ESA and Migratory Birds

The ESA and (in some cases) comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species’ habitat. The FWS may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for oil and natural gas development. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the FWS was required to make a determination on listing of more than 250 species as endangered or threatened under the ESA by no later than completion of the agency’s 2017 fiscal year. The agency missed the deadline but continues to review species for listing under the ESA. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. The federal government in the past has pursued enforcement actions against oil and natural gas companies under the Migratory Bird Treaty Act after dead migratory birds were found near reserve pits associated with drilling activities. Although the Department of Interior issued a new opinion in 2017 revoking its prior enforcement policy and concluded that an incidental take is not a violation of the Migratory Bird Treaty Act, the District Court for the Southern District of New York vacated this opinion as contrary to law in August 2020. While the FWS subsequently finalized a rule incorporating the DOI opinion, this is subject to legal challenge and may be revisited by the Biden Administration. In any event, the identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause increased costs arising from species protection measures or could result in limitations on development activities that could have an adverse impact on the ability to develop and produce reserves within the Company’s assets. For example, a twelve-month review is currently pending to determine whether the dunes sagebrush lizard should be listed and, on June 1, 2021, FWS proposed to list two distinct population segments of the lesser prairie-chicken under the act. If this species or others are listed, the FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. If a portion of the Company’s assets were to be designated as a critical or suitable habitat, it could adversely impact the value of the Company’s assets.

OSHA

HighPeak Energy will be subject to the requirements of the OSHA and comparable state statutes whose purpose is to protect the health and safety of workers. Violations can result in civil or criminal penalties as well as required abatement. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act and comparable state statutes and any implementing regulations require that HighPeak Energy organize and/or disclose information about hazardous materials used or produced in its operations and that this information be provided to employees, state and local governmental authorities and citizens.

Related Permits and Authorizations

Many environmental laws require permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation or other oil and natural gas activities, and require maintaining these permits and compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal or litigation, which could in certain cases delay or halt projects and cease production or operation of wells, pipelines and other operations related to the Company’s assets.

Related Insurance

The oil and natural gas industry involves a variety of operating risks, including the risk of fire, explosions, blow outs, pipe failures and, in some cases, abnormally high-pressure formations which could lead to environmental hazards such as oil spills, natural gas leaks and the discharge of toxic gases. If any of these should occur, we could incur legal defense costs and could be required to pay amounts due to injury, loss of life, damage or destruction to property, natural resources and equipment, pollution or environmental damage, regulatory investigations and penalties and suspension of operations.

HighPeak Energy maintains insurance against some risks associated with above or underground contamination that may occur as a result of development activities. We currently have insurance policies for onshore property (oil lease property/production equipment) for selected locations, rig physical damage protection, comprehensive general liability, commercial automobile, workers compensation, excess umbrella liability and other coverage. Our insurance is subject to exclusion and limitations, and there is no assurance that such coverage will fully or adequately protect us against liability from all potential consequences, damages and losses. Any of these operational hazards could cause a significant disruption to our business. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows. This insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by HighPeak Energy.

Human Capital

We believe that our employees are the foundation to fostering the safe operation of our assets. We foster a collaborative, inclusive, and safety-minded work environment, focused on working safely every day. We seek to identify qualified internal and external talent for our organization, enabling us to execute on our strategic objectives.

As of June 30, 2021, we employed 27 full-time employees dedicated to operating the Company’s assets. In connection with the business combination, HighPeak Energy acquired the entity that employs the employees dedicated to operating the Company’s assets and retained such employees that are necessary to efficiently operate the Company’s assets. None of these employees are covered by collective bargaining agreements, and we consider our employee relations to be good.

Employee Health and Safety

Safety is important to us and begins with the protection and safety of our employees, contractors and communities where we operate. We value people above all else and remain committed to making safety and health our top priority. We continually seek to maintain and deepen our safety culture by providing a safe working environment that encourages active employee engagement, including implementing safety programs to achieve improvements in our safety culture.

The Company has taken steps to keep its employees safe during the COVID-19 pandemic by implementing preventative measures and developing response plans intended to minimize unnecessary risk of exposure and infection among its employees. The Company has also modified certain business practices (including those related to non-operational employee work locations, such as a significant reduction in physical participation in meetings, events and conferences) to conform to government restrictions and best practices encouraged by the Center for Disease Control and Prevention, and other governmental and regulatory authorities.

Diversity and Inclusion

We are committed to fostering a work environment in which all employees treat each other with dignity and respect. This commitment extends to providing equal employment and advancement opportunities based on merit and experience. We continually strive to attract a diverse workforce by identifying potential candidates to advance and strengthen our human capital management program.

Our employee demographic profile allows us to promote inclusion of thought, skill, knowledge, and culture across our operations to achieve our social obligations and commitments.

Talent Development and Retention

We value and provide opportunities for cross training and increased responsibilities, including leadership learning. These efforts allow us to recruit from within our organization for future vocational and occupational opportunities. Our management promotes formal and informal learning and development throughout the organization. We offer developmental programs focused on building the skills of our employees and to help advance employee careers, knowledge, and skillsets through training and related programs.

Legal Proceedings

HighPeak Energy is not party to lawsuits related to the Company’s assets other than those arising in the ordinary course of business. Due to the nature of the oil and natural gas business, HighPeak Energy is, from time to time, involved in other routine litigation or subject to disputes or claims related to the operation of the Company’s assets, including workers’ compensation claims and employment related disputes. In the opinion of management, none of these other pending litigation, disputes or claims against HighPeak I and HighPeak II, if decided adversely, will have a material adverse effect on the Company’s assets.

Offices

The principal field office for HighPeak Energy is located at 303 West Wall Street, Suite 2202, Midland, Texas 79701.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist you in understanding our business and results of operations together with our present financial condition. This section should be read in conjunction with the section entitled “Summary Historical Operating Data of the Company and the Predecessors” and our historical consolidated and combined financial statements and related notes. This discussion contains certain “forward‑looking statements” reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. These forward-looking statements involve risks and uncertainties and actual results and the timing of events may differ materially from those contained in these forward‑looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, NGL and natural gas, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties. Please read the sections entitled  “Cautionary Note Regarding Forward‑Looking Statements” and “Risk Factors” located elsewhere in this prospectus. We assume no obligation to update any of these forward‑looking statements, except as required by applicable law.

Overview

HighPeak Energy, Inc., a Delaware corporation, was formed in October 2019 solely for the purpose of combining the businesses of Pure and HPK LP, referred to herein as the “business combination,” which was completed on August 21, 2020. HPK LP was formed in August 2019 for the purpose of combining the assets of HighPeak I and HighPeak II into one entity. HighPeak I was formed in June 2014 for the purpose of acquiring, exploring and developing oil and natural gas properties, although it had no activity until 2017. Beginning in late 2017, HighPeak I began acquiring its assets through an organic leasing campaign and a series of acquisitions consisting primarily of leasehold acreage and existing vertical producing wells.

The Company’s assets are located primarily in Howard County, Texas, which lies within the northeastern part of the oil-rich Midland Basin. As of June 30, 2021, the assets consisted of two highly contiguous leasehold positions of approximately 58,771 gross (51,875 net) acres, approximately 48% of which were held by production, with an average working interest of 88%. Our acreage is composed of two core areas, Flat Top to the north and Signal Peak to the south. Approximately 97% of the operated acreage provides for horizontal wells with lateral lengths of 10,000 feet or greater. For the six months ended June 30, 2021, approximately 96% and 4% of production from the assets were attributable to liquids (both oil and NGL) and natural gas, respectively. As of June 30, 2021, HighPeak Energy was drilling with one (1) rig. We are the operator on approximately 95% of the net acreage across our assets. Further, as of June 30, 2021, there were approximately 123 gross (69.8 net) producing wells, including 34 gross (32.0 net) horizontal wells, with total sales volumes averaging 8,783 Boe/d during the second quarter of 2021. In addition, as of June 30, 2021, the Company was in the process of drilling one (1) well and was in various stages of completing ten (10) wells.

The financial results as presented in this section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” consist of the historical results of the Company for the three and six months ended June 30, 2021 and HPK LP for the three and six months ended June 30, 2020. At the Closing of the business combination on August 21, 2020, the Company’s “predecessors” for accounting purposes were HPK LP for the period from October 1, 2019 through August 21, 2020 and HighPeak I from January 1, 2017 through September 30, 2019 (collectively, the “Predecessors”).

Outlook

HighPeak Energy’s financial position and future prospects, including its revenues, operating results, profitability, liquidity, future growth and the value of its assets, depend primarily on prevailing commodity prices. The oil and natural gas industry is cyclical and commodity prices are highly volatile. For example, during the period from January 1, 2018 through June 30, 2021, the calendar month average NYMEX WTI crude oil price per Bbl ranged from a low of $16.70 in April 2020 to a high of $71.35 in June 2021, and the last trading day NYMEX natural gas price per MMBtu ranged from a low of $1.50 to a high of $4.72. Due to the absence of any debt, the Company has not historically entered into any hedges. With the addition of the Revolving Credit Facility in December 2020, HighPeak Energy entered into hedging arrangements in the second quarter of 2021, prior to borrowing under the Revolving Credit Facility late in the second quarter of 2021.

Financial and Operating Performance

The Company's financial and operating performance for the three months ended June 30, 2021 included the following highlights:

•

Net income was $5.7 million ($0.06 per diluted share) compared with a net loss of the Company’s Predecessor of $4.1 million for three months ended June 30, 2021 and 2020, respectively. The primary components of the $9.9 million increase in net income include:

•

a $47.3 million increase in oil, NGL and natural gas revenues due to a 1,059% increase in daily sales volumes resulting from the Company’s successful horizontal drilling program coupled with the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices, in addition to a 341% increase in average realized commodity prices per Boe, excluding the effects of derivatives;

partially offset by:

•

a $15.1 million increase in depletion, depreciation and amortization expense due to the 1,059% increase in overall sales volumes, plus a 16% decrease in the depletion, depreciation and amortization rate from $25.15 to $21.09 per Boe, primarily as a result of increased proved reserves due to recently completed successful extension wells;

•

a $13.6 million increase in the Company's net derivative loss as a result of its crude oil commodity contracts entered into during the second quarter of 2021 and the continued increase of crude oil prices thereafter;

•

a $2.9 million increase in the Company's oil and natural gas production costs due to the Company’s successful horizontal development program coupled with the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices;

•

a $2.4 million increase in production and ad valorem taxes due partially to an increase in production taxes per Boe from $0.64 to $2.87, or 348%, due to higher overall realized prices excluding the effects of derivatives of 341% partially offset by a decrease in ad valorem taxes per Boe from $0.73 to $0.31, or 58%, primarily because 2021 ad valorem taxes were based on 2020 prices, which were much lower due to the impact COVID-19 had on global energy prices. Ad valorem taxes in Texas are based on valuations as of January 1 of a given year based on pricing data for the previous year;

•

a $1.4 million increase in the Company’s income tax expense due to the net income realized during the three months ended June 30, 2021 and the fact that the Predecessor was a pass through entity for income tax purposes and did not recognize any tax expense or benefit on their financial statements;

•

a $1.0 million increase in stock-based compensation expense related to stock options that were granted in August 2020 upon the completion of the business combination and restricted stock issued to outside directors during the three months ended June 30, 2021; and

•

a $462,000 increase in exploration and abandonment expenses primarily as a result of increased geologic and geophysical data expenses plus exploration general and administrative expenses being classified as a part of exploration and abandonment expense that are now identifiable and not merely a component of administration fees paid to a management company;

•

During the three months ended June 30 2021, average daily sales volumes totaled 8,783 Boe/d, compared with 758 Boe/d during the same period in 2020, an increase of 1,059% over the same period in 2020, due to the Company's successful horizontal drilling program in the Permian Basin and due to the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices.

•

Weighted average realized oil prices per Bbl, excluding the effects of derivatives, increased during the three months ended June 30, 2021 to $64.93, compared with $15.61 for the same period in 2020. Weighted average NGL prices per Bbl increased during the three months ended June 30, 2021 to $26.77, compared with $4.55 for the same period in 2020. Weighted average natural gas prices per Mcf increased to $2.81 during the three months ended June 30, 2021, compared with ($0.03) during the same period in 2020.

•

Cash provided by operating activities totaled $35.9 million for the three months ended June 30, 2021, compared with cash used in operating activities of $4.8 million for the three months ended June 30, 2020.

Recent Events

Amendments to Revolving Credit Facility. The Company entered into its Revolving Credit Facility in December 2020 which was amended and restated in June 2021 and in October 2021, and as of June 30, 2021, had $14.0 million drawn on the Revolving Credit Facility. HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, the Guarantors, the Existing Lender and the New Lenders party thereto entered into the First Amendment to, among other things, (i) complete the simi-annual borrowing base redetermination process which increased the borrowing base from $40 million to $125 million and (ii) modify the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $20.0 million to $125 million. In addition, a syndicate of banks was added to the facility at various levels of participation and commitment. In October 2021, HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, the Guarantors and the Lenders party thereto entered into the Second Amendment to, among other things, (i) complete a semi-annual borrowing base redetermination process, which increased the borrowing base from $125 million to $195 million and (ii) modified the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $125 million to $195 million.

Exercises of Warrants and Options. During the six months ended June 30, 2021, the Company received cash of $9.1 million related to the exercise of 788,009 of its $11.50 warrants and $1.6 million cash related to the exercise of 154,268 of stock options by employees of the Company.

Crude oil marketing contract. In May 2021, the Company entered into a crude oil marketing contract with Lion as the purchaser and DKL as the gatherer and transporter. The contract includes the Company’s current and future crude oil production from its horizontal wells in Flat Top where DKL will construct an oil gathering system and custody transfer meters to all the Company’s central tank batteries. This system will reduce the Company’s cost to transport its crude oil to market and significantly reduce the trucking traffic in and around our development at Flat Top. The contract contains a minimum volume commitment commencing October 2021 based on the gross barrels delivered at the Company’s central tank battery facilities and is 5,000 Bopd for the first year, 7,500 Bopd for the second year and 10,000 Bopd for the remaining eight years of the contract. However, the Company has the ability under the contract to cumulatively bank excess volumes delivered to offset future minimum volume commitments. The monetary commitment as of June 30, 2021, if the Company never delivers any volumes under the agreement, is approximately $25.4 million. The Company believes it will meet its minimum volume commitments based on the Company’s current gross production levels and the current Flat Top development plan.

Natural gas purchasing replacement contract. In May 2021, the Company entered into a replacement gas purchase contract with WTG as the gatherer, processor and purchaser of the Company’s current and future gross natural gas production in Flat Top. The replacement contract provides the Company with improved natural gas and NGL pricing and requires WTG to expand its current low-pressure gathering system, which eliminates the need for in-field compression in Flat Top to accommodate the Company’s increased natural gas production volumes based on the current plan of development. In exchange for the improved pricing terms and expansion of the gathering system, the Company will provide WTG with certain aid-in-construction payments. The replacement contract does not contain minimum volume commitments. Once operational, the expanded natural gas gathering system will reduce flaring and the emission of GHGs.

Power contracts. In June 2021, the Company entered into a contract with Priority Power Management, LLC (“Priority Power”) whereby Priority Power will develop an electric high-voltage (“EHV”) substation, medium voltage distribution systems and a 13-megawatt direct current solar photovoltaic facility located on approximately 80 acres of land owned by the Company north of Big Spring, Texas in Howard County to provide for the Company’s electrical power needs in its Flat Top operating area including powering drilling rigs and day-to-day operations. The EHV substation will be interconnected with the Electric Reliability Council of Texas transmission grid via the local electric utility, have an initial capacity of up to 50 megavolt amperes and be designed for future expansion capability. The solar generation facility will be interconnected with the medium voltage distribution system that will be energized from the new EHV substation. Priority Power will develop, finance, engineer, construct, operate and maintain the project facilities. Over the life of the contract, approximately 263 million kilowatt-hours of clean and reliable solar energy will be delivered to the Company, resulting in an estimated reduction of over 100,000 metric tons of CO2 emissions according to the EPA. Once operational, the Company will record the lease obligations under this contract as either a finance or operating lease on the balance sheet.

Also in June 2021, the Company entered into a contract with Oncor Electric Delivery Company, LLC (“Oncor”) to construct certain facilities to deliver electricity to the aforementioned substation. In conjunction with this contract, the Company issued a $1.9 million letter of credit to Oncor until such time as the Company’s load meets or exceeds 12 megawatts as measured during any fifteen (15) minute interval on or before May 20, 2023. The Company anticipates being able to meet this requirement once the system is operational and being able to terminate the letter of credit.

WTG aid-in-construction. In July 2021, the Company paid $3.9 million to WTG related to an aid-in-construction payment pursuant to the aforementioned replacement natural gas purchase contract for WTG to construct a low-pressure natural gas gathering system throughout the Company’s Flat Top area.

Bolt-On Acquisitions. During the third quarter of 2021, the Company signed multiple unrelated purchase and sale agreements to effect certain bolt-on acquisitions from various third parties. In the aggregate, the acquired assets represent approximately 10,600 net acres and working interests in salt-water disposal wells and producing properties that are estimated to average approximately 1,400 Boe/d for the remainder of 2021. As of the date of this prospectus, the Company has consummated all of such transactions.

Dividends and dividend equivalents. In July 2021, the board of directors of the Company approved a quarterly dividend of $0.025 and a special dividend of $0.075 per share of common stock outstanding which resulted in a total of $9.3 million in dividends which was paid on July 26, 2021 to the stockholders of record as of the close of business on July 15, 2021. In addition, under the terms of the LTIP, the Company will also pay a dividend equivalent per share to all vested stock option holders and accrue a dividend equivalent per share to all unvested stock option holders payable upon vesting, which equates to a total payment of $705,000 in July 2021 and up to an additional $125,000 in each of August 2021 and August 2022, assuming no forfeitures.

COVID-19. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial and commodity markets. In addition, the pandemic has resulted in travel restrictions, business closures and the institution of quarantining and other restrictions on movement in many communities. As a result, there has been a significant reduction in demand for and prices of oil and natural gas, which has adversely affected our business. There continues to be uncertainty around the extent and duration of disruption, including any resurgence, and we expect that the longer the period of such disruption continues, the greater the adverse impact will be on our business. The degree to which the COVID-19 pandemic or any other public health crisis adversely impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by governmental authorities and third parties in response to the COVID-19 pandemic, its impact on the U.S. and world economies, the U.S. capital markets and market conditions, and how quickly and to what extent normal economic and operating conditions can resume.

Derivative Financial Instruments

Derivative financial instrument exposure. As of June 30, 2021, the Company was a party to the following open derivative financial instruments.

	2021			2022
	Third Quarter	Fourth Quarter	Total	First Quarter	Second Quarter	Total
Oil Price Swaps
Volume (Bbls)	460,000	460,000	920,000	450,000	302,500	752,500
Price per Bbl	$61.91	$61.91	$61.91	$61.91	$62.16	$61.95

The estimated fair value of the outstanding open derivative financial instruments as of June 30, 2021 was $12.6 million which is included in current liabilities on the Company’s balance sheet as of June 30, 2021. During the three months ended June 30, 2021, the Company recognized a derivative loss of $13.6 million, including the aforementioned $12.6 million mark-to-market liability plus $1.0 million in payments related to monthly settlements.

Operations and Drilling Highlights

Average daily oil, NGL and natural gas sales volumes are as follows:

Six Months Ended June 30, 2021
Oil (Bbls)	6,352
NGL (Bbls)	399
Natural Gas (Mcf)	1,771
Total (Boe)	7,046

The Company's liquids production was 96 percent of total production on a Boe basis for the six months ended June 30, 2021.

Costs incurred are as follows (in thousands):

Six Months Ended June 30, 2021
Unproved property acquisition costs	$2,070
Proved acquisition costs	-
Total acquisitions	2,070
Development costs	14,349
Exploration costs	75,610
Total finding and development costs	92,029
Asset retirement obligations	600
Total costs incurred	$92,629

The following table sets forth the total number of horizontal wells drilled and completed during the six months ended June 30, 2021:

	Drilled		Completed
	Gross	Net	Gross	Net
Flat Top area	12	12.0	14	13.2
Signal Peak area	2	1.4	2	1.4
Total	14	13.4	16	14.6

The Company currently plans to operate two (2) drilling rigs and an average of one (1) frac fleet in the Permian Basin during the remainder of 2021. However, the scope, duration and magnitude of the direct and indirect effects of the COVID-19 pandemic are continuing to evolve in ways that are difficult or impossible to anticipate. Given the dynamic nature of this situation, the Company is maintaining flexibility in its capital plan and will continue to evaluate drilling and completion activity on an economic basis, with future activity levels assessed monthly.

During the six months ended June 30, 2021, the Company successfully completed and placed on production fourteen (14) horizontal wells in the Flat Top area, ten (10) of which are in the Wolfcamp A and four (4) of which are in the Lower Spraberry formations and two (2) horizontal wells in the Signal Peak area, one (1) of which was in the Wolfcamp D and one (1) of which was in the Wolfcamp C formations in the Signal Peak area. The Company had six (6) wells in various stages of completion as of June 30, 2021, four (4) of which are in the Wolfcamp A and two (2) of which are in the Lower Spraberry formations located in the Flat Top area. As of June 30, 2021, the Company was in the process of drilling one (1) horizontal salt-water disposal well in the Ellenburger formation in the Flat Top area.

Results of Operations

Factors Affecting the Comparability of the Predecessor Historical Financial Results

The comparability of the Predecessor results of operations among the periods presented, and for future periods, is impacted by the following factors:

•

As a corporation under the Code, HighPeak Energy is subject to U.S. federal income taxes at a statutory rate of 21% of pretax earnings. This is a significant change from the Predecessor’s historical results which were treated as partnerships for U.S. federal income tax purposes and, as such, the partners of the Predecessor reported their share of the Company’s income or loss on their respective income tax returns;

•

Our assets will incur certain additional general and administrative expenses related to being owned by a publicly traded company that were not previously incurred in HPK LP’s cost structure, including, but not limited to, Exchange Act, reporting expenses; expenses associated with Sarbanes-Oxley Act compliance; expenses associated with being listed on a national securities exchange; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and independent director compensation; and;

•	During the six months ended June 30, 2020, HPK LP recognized a charge to expense of $76.5 million related to the termination of the Grenadier Acquisition.

Oil, NGL and natural gas revenues.

Average daily sales volumes are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Oil (Bbls)	7,951	660	1,105%	6,352	940	576%
NGL (Bbls)	502	52	865%	399	93	329%
Natural Gas (Mcf)	1,973	280	605%	1,771	363	388%
Total (Boe)	8,783	758	1,059%	7,046	1,093	545%

The increase in average daily Boe sales volumes for the three and six months ended June 30, 2021, compared with the same periods in 2020 was due to the Company's successful horizontal drilling program coupled with the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices.

The oil, NGL and natural gas prices that the Company reports are based on the market prices received for each commodity. The weighted average realized prices, excluding the effects of derivatives, are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Oil per Bbl	$64.93	$15.61	316%	$62.50	$31.93	96%
NGL per Bbl	$26.77	$4.55	488%	$27.16	$10.13	168%
Gas per Mcf	$2.81	$(0.03)	9,467%	$2.55	$0.03	8,400%
Total per Boe	$60.40	$13.68	341%	$58.01	$27.99	107%

Oil and natural gas production costs.

Oil and natural gas production costs in total and per Boe are as follows (in thousands, except percentages and per Boe amounts):

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Oil and natural gas production costs	$4,692	$1,814	159%	$6,919	$4,203	65%
Oil and natural gas production costs per Boe	$5.87	$26.28	(78)%	$5.43	$21.13	(74)%

The increase in oil and natural gas production costs can primarily be attributed to the Company's successful horizontal drilling program bringing on a significant number of newly completed producing wells coupled with the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices.

Production and ad valorem taxes.

Production and ad valorem taxes are as follows (in thousands, except percentages):

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Production and ad valorem taxes	$2,543	$94	2,605%	$4,207	$402	947%

In general, production taxes and ad valorem taxes are directly related to commodity sales volumes and price changes; however, Texas ad valorem taxes are based upon an asset valuation assessed by the state as of January 1 of that particular year based on prior year commodity prices, whereas production taxes are based upon current year sales revenues at current commodity prices.

Production and ad valorem taxes per Boe are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Production taxes per Boe	$2.87	$0.64	348%	$2.74	$1.31	109%
Ad valorem taxes per Boe	$0.31	$0.73	(58)%	$0.56	$0.71	(21)%

The increase in production taxes per Boe for the three and six months ended June 30, 2021, compared with the same periods in 2020, was primarily due to the 332% and 104% increases in realized prices, respectively. The decrease in ad valorem taxes per Boe for the three and six months ended June 30, 2021, compared with the same periods in 2020, was primarily due to a large number of wells that have come on production during 2021 which will not incur ad valorem tax until 2022 which will be the first year that they will be assessed ad valorem taxes coupled with the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices which significantly impacted the sale volumes negatively during 2020 increasing the ad valorem taxes per Boe.

Exploration and abandonments expense.

Exploration and abandonment expense details are as follows (in thousands, except percentages):

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Geologic and geophysical data costs	$320	$-	100%	$320	$3	10,567%
Geologic and geophysical personnel costs	143	-	100%	285	-	100%
Plugging and abandonment expense	-	1	(100)%	-	1	(100)%
Abandoned leasehold costs	-	-	-	49	-	100%
Exploration and abandonments expense	$463	$1	46,200%	$654	$4	16,250%

The increase in exploration and abandonment expenses are the result of increased geologic and geophysical data expenses plus exploration general and administrative expenses that are being classified as a part of exploration and abandonment expense which are now identifiable and not merely a component of administration fees paid to a management company.

Depletion, depreciation and amortization expense.

Depletion, depreciation and amortization (“DD&A”) expense and DD&A expense per Boe are as follows (in thousands, except percentages and per Boe amounts):

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
DD&A expense	$16,857	$1,735	872%	$29,820	$5,091	486%
DD&A expense per Boe	$21.09	$25.15	(16)%	$23.38	$25.59	(9)%

The increase in DD&A was primarily due to the increased production associated with our successful horizontal drilling program plus the fact that the majority of our production was shut-in during the second quarter of 2020 due to COVID-19 and the effect it had on global demand and limited amounts of storage. Also, the decrease in DD&A per Boe was primarily the result of the Company’s successful horizontal drilling program and the addition of proved reserves related to recently completed extension wells.

General and administrative expense.

General and administrative expense and general and administrative expense per Boe as well as stock-based compensation expense are as follows (in thousands, except percentages and per Boe amounts):

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
General and administrative expense	$1,617	$1,412	15%	$3,376	$4,273	(21)%
General and administrative expense per Boe	$2.02	$20.45	(90)%	$2.65	$21.48	(88)%
Stock based compensation expense	$1,023	$-	100%	$1,989	$-	100%

The increase in general and administrative expense for the three months ended June 30, 2021 is primarily as a result of the increased administrative costs associated with being a public company, partially offset by more general and administrative costs being allocated to drilling and completion operations and construction projects and producing properties due to increased activity and well count in the 2021 period compared with the same period in 2020, no business combination charges in the 2021 period compared with the same period in 2020 and lower exploration general and administrative expenses that are classified as exploration and abandonment expense which are now identifiable and not included as a component of administration fees paid to a management company. The decrease in general and administrative expense for the six months ended June 30, 2021, compared with the same period in 2020, is primarily a result of more general and administrative costs being allocated to drilling and completion operations and construction projects and producing properties due to increased activity and well count, no business combination charges in 2021 and lower exploration general and administrative expenses that are being classified as a part of exploration and abandonment expense which are now identifiable and not included as a component of administration fees paid to a management company.

The increase in noncash stock-based compensation expense is due to stock option awards being granted to officers and employees upon completion of the business combination and restricted stock awards granted to outside directors during the three months ended June 30, 2021.

Interest expense.

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Interest expense	$152	$-	100%	$206	$-	100%

The increase in interest expense can be attributed to the fact that we entered into our Revolving Credit Facility in December 2020 and began drawing on it late in the second quarter of 2021. Interest expense for the three and six months ended June 30, 2021 includes interest expense of $78,000 and $78,000, respectively, commitment fees of $26,000 and $51,000, respectively and amortization of debt issuance costs of $48,000 and $77,000, respectively.

Derivative gain (loss), net.

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Noncash derivative loss	$(12,558)	$-	100%	$(12,558)	$-	100%
Cash payments on settled derivative instruments	(1,038)	-	100%	(1,038)	-	100%
Derivative loss, net	$(13,596)	$-	100%	$(13,596)	$-	100%

The Company primarily utilizes commodity swap contracts, collar contracts, collar contracts with short puts and basis swap contracts to (i) reduce the effect of price volatility on the commodities the Company produces and sells or consumes, (ii) support the Company’s annual capital budget and expenditure plans and (iii) reduce commodity price risk associated with certain capital projects. The Company may also, from time to time, utilize interest rate contracts to reduce the effect of interest rate volatility on the Company’s indebtedness. The above mark-to-market loss and cash settlements relate to crude oil derivative swap contracts.

Income tax expense.

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
	Successor	Predecessor		Successor	Predecessor
Income tax expense	$1,420	$-	100%	$2,535	$-	100%
Effective income tax rate	19.8%	0.0%	100%	19.5%	0.0%	100%

The change in income tax expense during the three and six months ended June 30, 2021, compared with the same period in 2020, was due to the fact that the Predecessor was treated as a partnership for U.S. federal income tax purposes and, as such, the partners of the Predecessor reported their share of the Company’s income or loss on their respective income tax returns.  In contrast, HighPeak Energy is a corporation and is subject to U.S. federal income taxes on any income or loss following the business combination on August 21, 2020.  The effective income tax rate differs from the statutory rate primarily due to permanent differences between GAAP income and taxable income. See Note 13 of Notes to Consolidated Financial Statements included in elsewhere in this prospectus for additional information.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Oil and natural gas revenues.

Average daily sales volumes are as follows:

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
Oil (Bbls)	3,017	1,007	399	334%
NGL (Bbls)	134	86	-	100%
Natural Gas (Mcf)	849	373	380	43%
Total (Boe)	3,292	1,154	462	317%

The increase in average daily Boe sales volumes for the year ended December 31, 2020, compared with 2019, was due to the Company's successful horizontal drilling program in the Wolfcamp A and Lower Spraberry formations.

The oil, NGL and natural gas prices that the Company reports are based on the market prices received for each commodity. The weighted average prices, excluding the effects of derivatives, are as follows:

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019		Year to Year % Change
Oil per Bbl	$40.15	$34.26		$53.96	(28)%
NGL per Bbl	$19.44	$9.31	$	n/a	n/a %
Gas per Mcf	$1.45	$0.52		$1.92	(39)%
Total per Boe	$37.74	$30.44		$48.13	(26)%

The decrease in prices for oil and natural gas for the year ended December 31, 2020, compared with 2019, was due to a lower commodity price environment primarily as a result of the COVID-19 pandemic and over-supply.

Oil and natural gas production costs.

Oil and natural gas production costs in total and per Boe are as follows (in thousands, except percentages and per Boe amounts):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
Lease operating expenses	$2,653	$4,870	$3,372	123%
Lease operating expenses per Boe	$6.10	$18.03	$20.00	(66)%

The increase in lease operating expenses can be attributed to the fact that at the end of 2020 we had nineteen producing horizontal wells compared with only four wells at the end of 2019. Likewise, the decrease in lease operating expense per Boe for the year ended December 31, 2020, compared with 2019, was primarily attributable to the increased production volumes associated with the higher well count.

Production and ad valorem taxes.

Production and ad valorem taxes are as follows (in thousands, except percentages):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
Production and ad valorem taxes	$886	$566	$449	223%

In general, production taxes and ad valorem taxes are directly related to commodity price changes; however, Texas ad valorem taxes are based upon prior year commodity prices, whereas production taxes are based upon current year commodity prices.

Production and ad valorem taxes per Boe are as follows:

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
Production taxes per Boe	$1.78	$1.42	$1.65	2%
Ad valorem taxes per Boe	$0.26	$0.68	$1.01	(63)%

Production taxes per Boe for the year ended December 31, 2020, compared with 2019, remained relatively unchanged. The decrease in ad valorem taxes per Boe for the year ended December 31, 2020, compared with 2019, was primarily due to a large number of wells that have come on production during 2020 that will have no ad valorem tax in the upcoming year as 2021 will be the first year that they will be assessed ad valorem taxes. In Texas, ad valorem taxes are based on a valuation of the wells on January 1 of a given year.

Depletion, depreciation and amortization expense.

DD&A expense and DD&A expense per Boe are as follows (in thousands, except percentages and per Boe amounts):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
DD&A expense	$9,877	$6,385	$4,269	281%
DD&A expense per Boe	$22.73	$23.64	$25.32	(9)%

The increase in DD&A was primarily due to the increased production associated with our successful horizontal drilling program. Also, the decrease in DD&A per Boe was primarily due to additions of proved reserves attributable to the Company’s successful horizontal drilling program in the Wolfcamp A and Lower Spraberry formations.

General and administrative expense.

General and administrative expense and general and administrative expense per Boe as well as stock-based compensation expense are as follows (in thousands, except percentages and per Boe amounts):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
General and administrative expense	$2,775	$4,840	$8,682	(12)%
General and administrative expense per Boe	$6.39	$17.92	$51.49	(82)%
Stock based compensation expense	$15,776	$-	$-	100%

The decrease in general and administrative expense for the year ended December 31, 2020, compared with 2019, is primarily due to the expenses related to the business combination incurred during 2019 plus various cost reduction efforts implemented across the organization during 2020 in response to the COVID-19 pandemic and downturn in crude oil prices, partially offset by the increase in administrative costs incurred related to being a public company beginning in August 2020. The decrease in general and administrative expenses per Boe during the year ended December 31, 2020 can also be attributed to our successful horizontal drilling program in the Wolfcamp A and Lower Spraberry formations.

The increase in noncash stock-based compensation expense is due to stock options granted to officers and employees shortly after the Closing in connection with the business combination. Approximately 75% of the stock options granted vested immediately. In addition, the Company issued 62,500 fully vested shares of common stock to the non-management directors in the fourth quarter of 2020.

Income tax benefit.

Income tax benefit and effective income tax rates are as follows (in thousands, except percentages):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year % Change
Income tax benefit	$4,223	$-	$-	100%
Effective income tax rate	20.4%	0.0%	0.0%	100%

The change in income tax benefit during the year ended December 31, 2020, compared with 2019, was due to the fact that the Predecessors were treated as partnerships for U.S. federal income tax purposes and, as such, the partners of the Predecessors reported their share of the Predecessors’ income or loss on their respective income tax returns. In contrast, HighPeak Energy is a corporation for U.S. federal income tax purposes and is subject to U.S. federal income taxes on any income or loss from the operation of the Company’s assets following the business combination on August 21, 2020. The effective income tax rate differs from the statutory rate primarily due to permanent differences between GAAP income and taxable income.

Liquidity and Capital Resources

Liquidity. In response to the COVID-19 pandemic and commensurate decrease in oil, NGL and natural gas prices, the Company took steps during 2020 to reduce, defer or cancel certain planned capital expenditures, shut-in the majority of its production and reduce its overall cost structure commensurate with its expected level of activities. During July 2020, the Company began putting its wells back on production based on the recovery of oil and natural gas prices. Subsequent to the Closing of the business combination, the Company began completing the twelve (12) wells that were drilled but not yet completed when operations were shut down early in 2020. The Company also began running one (1) drilling rig in September 2020. The Company drilled and completed a salt-water disposal well near the center of our current northern acreage operating area and completed phase one of a water disposal infrastructure system to recycle or dispose the water that we anticipate producing with the development drilling planned in 2021 and beyond. Also, in late December 2020, the Company entered into a Revolving Credit Facility with an initial borrowing base of $40.0 million; however, the Company elected to reduce the aggregate elected commitments to $20.0 million.  In June 2021, the Company increased its borrowing base and commitments under its Revolving Credit Facility to $125.0 million and added a syndicate of banks at various levels of participation and commitments. The Revolving Credit Facility remained undrawn until the second quarter of 2021. Associated with the Revolving Credit Facility, the Company was required to enter into commodity hedging instruments, which it did in the second quarter, to protect against price fluctuations on a portion of its proved developed producing reserves commencing prior to drawing on the Revolving Credit Facility. See Note 5 of the Notes to Consolidated Financial Statements included in elsewhere in this prospectus for additional information regarding these commodity derivative contracts.

The Company's primary sources of short-term liquidity are (i) cash and cash equivalents, (ii) net cash provided by operating activities, (iii) borrowings from our Revolving Credit Facility, (iv) on an opportunistic basis, issuances of debt or equity securities and (v) other sources, such as sales of nonstrategic assets.

As of June 30, 2021, the Company had $14.0 million in borrowings and approximately $109.1 million available to borrow under its Revolving Credit Facility. The Company also had unrestricted cash on hand of $12.8 million as of June 30, 2021.

Under our Credit Agreement, borrowing in the form of Eurodollar loans accrue interest based on LIBOR.  The use of LIBOR as a global reference rate is expected to be discontinued after 2021.  Our Credit Agreement specifies that if LIBOR is no longer a widely used benchmark rate, or if it is no longer used for determining interest rates for loans in the United States, a replacement interest rate that fairly reflects the cost to the lenders of funding loans shall be established by the Administrative Agent, as defined in the Credit Agreement, in consultation with us.  We currently do not expect the transition from LIBOR to have a material impact on interest expense or borrowing activities under the Credit Agreement, or to otherwise have a material adverse impact on our business.  See Note 1 of Notes to Consolidated Financial Statements included in "Item 1. Condensed Consolidated and Combined Financial Statements (Unaudited)" for discussion of FASB ASU 2020-04 and ASU 2021-01, which provide guidance related to reference rate reform.

The Company's primary needs for cash are for (i) capital expenditures, (ii) acquisitions of oil and natural gas properties, (iii) payments of contractual obligations, and (iv) working capital obligations. Funding for these cash needs may be provided by any combination of the Company's sources of liquidity. Although the Company expects that its sources of funding will be adequate to fund its 2021 planned capital expenditures and provide adequate liquidity to fund other needs, no assurance can be given that such funding sources will be adequate to meet the Company's future needs.

2021 capital budget. Upon increasing its commitments under the Revolving Credit Facility, the Company updated its capital budget for 2021 to approximately $210 to $225 million for drilling, completion, facilities and equipping oil wells plus $35 to $45 million for field infrastructure buildout and other costs. HighPeak Energy expects to fund its forecasted capital expenditures with cash on its balance sheet, cash generated by operations, through borrowings under its Revolving Credit Facility and, on an opportunistic basis, proceeds from the issuance of debt or equity securities (including the proceeds of this offering to the extent not otherwise used for one of the purposes discussed under “Use of Proceeds”). The Company's capital expenditures for the six months ended June 30, 2021 were $92.0 million.

Capital resources. Cash flows from operating, investing and financing activities are summarized below (in thousands).

	Six Months Ended June 30,			Year Ended December 31, 2020
	2021	2020	% Change	Successor	Predecessor	Year to Year Change
	Successor	Predecessor		August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019	Year to Year Change
Net cash provided by operating activities	$47,280	$(4,812)	1,083%	$5,413	$(4,102)	(772)	89%
Net cash used in investing activities	$(76,867)	$(65,619)	(17)%	$(71,939)	$(67,886)	(51,434)	(44)%
Net cash provided by financing activities	$22,877	$54,000	(58)%	$84,135	$51,220	74,023	(80)%

Operating activities. The increase in net cash flow provided by operating activities for the six months ended June 30, 2021, compared with the same period in 2020, was primarily related to higher revenues associated with increased production volumes as a result of our successful horizontal drilling program coupled with the fact that the Company shut-in the majority of its production starting in the second quarter of 2020 due to the impact COVID-19 had on global energy prices, and increased realized prices. Partially offsetting this increase was a greater accounts receivable balance resulting from the higher oil, NGL and natural gas revenues related to increased sales volumes and realized prices in the current period.

Investing activities. The increase in net cash used in investing activities for the six months ended June 30, 2021, was primarily due to increases in additions to oil and natural gas properties compared with the six months ended June 30, 2020 when the Company shut down drilling operations during the second quarter of 2020 due to COVID-19 and the impact it had on global energy prices and decreases in oil and natural gas acquisition costs. During the prior year period, the Company also funded an extension payment of $15.0 million related to an acquisition in 2020 that was terminated and funded notes receivable to Pure of $5.9 million related to the business combination.

Financing activities. The Company's significant financing activities are as follows:

•	2021: The Company borrowed $14.0 million on its Revolving Credit Facility and received $9.1 million from the exercise of 788,009 of the Company’s $11.50 warrants and $1.6 million from the exercise of 154,268 of stock options by employees of the Company. These cash inflows were partially offset by the Company incurring $1.8 million in debt issuance costs associated with the First Amendment.

•	2020: The Company’s Predecessors received $54.0 million in capital contributions from its partners.

Contractual obligations. The Company's contractual obligations include leases (primarily related to contracted drilling rigs, equipment and office facilities), capital funding obligations, volume commitments, aid-in-construction obligations and other liabilities. Other joint owners in the properties operated by the Company could incur portions of the costs represented by these commitments.

In December 2020, the Company entered the Revolving Credit Facility with Fifth Third Bank, National Association (“Fifth Third”) as the administrative agent and sole lender that matures on June 17, 2024. The Revolving Credit Facility has an initial borrowing base of $40 million. The Company elected to reduce the aggregate elected commitments under the Revolving Credit Facility to $20 million. The borrowing capacity under the Revolving Credit Facility is equal to the lowest of (i) the borrowing base (which currently stands at $40.0 million), (ii) the aggregate elected commitments (which currently stand at $20.0 million) and (iii) $500.0 million. As of June 30, 2021 and December 31, 2020, the Company had $14 million and no outstanding borrowings, respectively, under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, based on (a) a rate per annum equal to the higher of (i) the prime rate announced from time to time by Fifth Third, (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System during the last preceding business day plus 0.5 percent or (iii) the Adjusted LIBOR Rate, plus a margin (the “Applicable Margin”), which is determined by the Borrowing Base Utilization Percentage as defined in the Revolving Credit Facility. Letters of credit outstanding under the Revolving Credit Facility are subject to a per annum fee, representing the Applicable Margin plus 0.125 percent. The Company also pays commitment fees on undrawn amounts under the Revolving Credit Facility equal to 0.50 percent. Borrowings under the Revolving Credit Facility are secured by a first lien security interest on substantially all assets of the Company and its restricted subsidiaries, including mortgages on the Company’s and its restricted subsidiaries’ oil and natural gas properties. The Revolving Credit Facility is scheduled to have the borrowing base redetermined semiannually in April and October. Additionally, the Company and Fifth Third each have the option for a wild card evaluation between redeterminations.

The Revolving Credit Facility requires the maintenance of a ratio of total debt to EBITDAX, subject to certain adjustments, not to exceed 3.00 to 1.00 as of the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2021) and a current ratio, subject to certain adjustments of at least 1.00 to 1.00 as of the last day of any fiscal quarter.

The Company has limited equity cure rights for a breach of the above-listed financial covenants. Additionally, the Revolving Credit Facility contains additional restrictive covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, incur additional liens, make investments and loans, enter into mergers and acquisitions, make or declare dividends and other payments, enter into certain hedging transactions, sell assets and engage in transactions with affiliates. The Revolving Credit Facility contains customary mandatory prepayments, including a monthly mandatory prepayment if the Consolidated Cash Balance (as defined in the Revolving Credit Agreement) is in excess of $20.0 million. In addition, the Revolving Credit Agreement is subject to customary events of default, including a change in control. If an event of default occurs and is continuing, the administrative agent or the majority of the lenders may accelerate any amounts outstanding and terminate lender commitments.

On June 23, 2021, the Company entered into the First Amendment to, among other things, (i) complete the semi-annual borrowing base redetermination process, which increased the borrowing base from $40.0 million to $125.0 million and (ii) modify the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $20.0 million to $125.0 million.

On October 1, 2021, the Company entered into the Second Amendment to, among other things, (i) complete a semi-annual borrowing base redetermination process, which increased the borrowing base from $125 million to $195 million and (ii) modified the terms of the Revolving Credit Agreement to increase the aggregate elected commitments from $125 million to $195 million.

Non-GAAP Financial Measures

EBITDAX represents net income (loss) before interest expense, interest income, income taxes, depletion, depreciation, and amortization, accretion of discount on asset retirement obligations, exploration and abandonment expense, non-cash stock-based compensation expense, derivative gains and losses net of settlements, gains and losses on divestitures and certain other items.  EBITDAX excludes certain items that we believe affect the comparability of operating results and can exclude items that are generally non-recurring in nature or whose timing and/or amount cannot be reasonably estimated. EBITDAX is a non-GAAP measure that we believe provides useful additional information to investors and analysis, as a performance measure, for analysis of our ability to internally generate funds for exploration, development, acquisitions, and to service debt.  We are also subject to financial covenants under our Credit Agreement based on EBITDAX ratios as further described in Note 5 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.  In addition, EBITDAX is widely used by professional research analysis and others in the valuation, comparison, and investment recommendations of companies in the oil and gas exploration and production industry, and many investors use the published research of industry research analysts in making investment decisions.  EBITDAX should not be considered in isolation or as a substitute for net income (loss), income (loss) from operations, net cash provided by operating activities, or other profitability or liquidity measures prepared under GAAP.  Because EBITDAX excludes some, but not all items that affect net income (loss) and may vary among companies, the EBITDAX amounts presented may not be comparable to similar metrics of other companies.  Our Revolving Credit Facility provides a material source of liquidity for us.  Under the terms of our Credit Agreement, if we failed to comply with the covenants that establish a maximum permitted ratio of total debt, as defined in the Credit Agreement, to EBITDAX, we would be in default, an event that would prevent us from borrowing under our Revolving Credit Facility and would therefore materially limit a significant source of our liquidity.  In addition, if we are in default under our Revolving Credit Facility and are unable to obtain a waiver of that default from our lenders, lenders under that facility would be entitled to exercise all of their remedies for default.

The following table provides a reconciliation of our net income (loss) (GAAP) to EBITDAX (non-GAAP) for the periods presented (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	Successor	Predecessor	Successor	Predecessor
Net income (loss)	$5,743	$(4,147)	$10,487	$(84,978)
Interest expense	152	-	206	-
Interest income	-	-	(1)	-
Income tax expense	1,420	-	2,535	-
Depletion, depreciation and amortization	16,857	1,735	29,820	5,091
Accretion of discount	37	35	72	69
Exploration and abandonment expense	463	1	654	4
Stock-based compensation	1,023	-	1,989	-
Derivative-related noncash activity	12,558	-	12,558	-
Other expense	127	-	127	76,503
EBITDAX	$38,380	$(2,376)	$58,447	$(3,311)

Critical Accounting Estimates

The Company prepares its consolidated and combined financial statements in accordance with GAAP. See “Note 2. Basis of Presentation and Summary of Significant Accounting Policies” in the Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 15, 2021, for additional information. The following is a discussion of the Company’s most critical accounting estimates, judgments and uncertainties that are inherent in the Company’s application of GAAP.

Asset retirement obligations. The Company has significant obligations to remove tangible equipment and facilities and to restore the land at the end of oil and gas production operations. The Company’s removal and restoration obligations are primarily associated with plugging and abandoning wells. Estimating the future restoration and removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations.

Inherent in the present value calculation are numerous assumptions and judgments including the ultimate settlement amounts, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing asset retirement obligations, a corresponding adjustment is generally made to the oil and gas property or other property and equipment balance. See Note 7 of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information.

Successful efforts method of accounting. The Company utilizes the successful efforts method of accounting for oil and gas producing activities as opposed to the alternate acceptable full cost method. In general, the Company believes that net assets and net income are more conservatively measured under the successful efforts method of accounting for oil and gas producing activities than under the full cost method, particularly during periods of active exploration. The critical difference between the successful efforts method of accounting and the full cost method is that under the successful efforts method, exploratory dry holes and geological and geophysical exploration costs are charged against earnings during the periods in which they occur; whereas, under the full cost method of accounting, such costs and expenses are capitalized as assets, pooled with the costs of successful wells and charged against the earnings of future periods as a component of depletion expense.

Proved reserve estimates. Estimates of the Company’s proved reserves included in this prospectus are prepared in accordance with GAAP and SEC guidelines. The accuracy of a reserve estimate is a function of:

●	the quality and quantity of available data;

●	the interpretation of that data;

●	the accuracy of various mandated economic assumptions; and

●	the judgment of the persons preparing the estimate.

The Company’s proved reserve information included in this prospectus as of December 31, 2020 and 2019 was prepared by independent petroleum engineers. Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, proved reserve estimates will be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions, positively or negatively, to the estimate of proved reserves.

It should not be assumed that the standardized measure included in this prospectus as of December 31, 2020 is the current market value of the Company’s estimated proved reserves. In accordance with SEC requirements, the Company based the 2020 standardized measure on a twelve-month average of commodity prices on the first day of each month in 2020 and prevailing costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs utilized in the estimate. See “Items 1 and 2. Business and Properties” and Unaudited Supplementary Information included in “Financial Statements and Supplementary Data” for additional information.

The Company’s estimates of proved reserves materially impact depletion expense. If the estimates of proved reserves decline, the rate at which the Company records depletion expense will increase, reducing future net income. Such a decline may result from lower commodity prices, which may make it uneconomical to drill for and produce higher cost fields. In addition, a decline in proved reserve estimates may impact the outcome of the Company’s assessment of its proved properties for impairment.

Impairment of proved oil and gas properties. The Company reviews its proved properties to be held and used whenever management determines that events or circumstances indicate that the recorded carrying value of the properties may not be recoverable. Management assesses whether or not an impairment provision is necessary based upon estimated future recoverable proved and risk-adjusted probable and possible reserves, Management’s price outlooks, production and capital costs expected to be incurred to recover the reserves, discount rates commensurate with the nature of the properties and net cash flows that may be generated by the properties. Proved oil and gas properties are reviewed for impairment at the level at which depletion of proved properties is calculated. See Note 2 of Notes to Consolidated and Combined Financial Statements included elsewhere in this prospectus for additional information.

Impairment of unproved oil and gas properties. At December 31, 2020, the Company carried unproved property costs of $152.7 million. Management assesses unproved oil and gas properties for impairment on a project-by-project basis. Management’s impairment assessments include evaluating the results of exploration activities, Management’s price outlooks and planned future sales or expiration of all or a portion of such projects.

Suspended wells. The Company suspends the costs of exploratory wells that discover hydrocarbons pending a final determination of the commercial potential of the discovery. The ultimate disposition of these well costs is dependent on the results of future drilling activity and development decisions. If the Company decides not to pursue additional appraisal activities or development of these fields, the costs of these wells will be charged to exploration and abandonment expense.

The Company does not carry the costs of drilling an exploratory well as an asset in its consolidated balance sheets following the completion of drilling unless both of the following conditions are met:

●	The well has found a sufficient quantity of reserves to justify its completion as a producing well; and

●	The Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

Due to the capital-intensive nature and the geographical location of certain projects, it may take an extended period of time to evaluate the future potential of an exploration project and economics associated with making a determination of its commercial viability. In these instances, the project’s feasibility is not contingent upon price improvements or advances in technology, but rather the Company’s ongoing efforts and expenditures related to accurately predicting the hydrocarbon recoverability based on well information, gaining access to other companies’ production, transportation or processing facilities and/or getting partner approval to drill additional appraisal wells. These activities are ongoing and being pursued constantly. Consequently, the Company’s assessment of suspended exploratory well costs is continuous until a decision can be made that the well has found sufficient quantities of proved reserves to sanction the project or is determined to be noncommercial and is impaired. See Note 5 of Notes to Consolidated and Combined Financial Statements included elsewhere in this prospectus for additional information.

Deferred tax asset valuation allowances. The Company continually assesses both positive and negative evidence to determine whether it is more likely than not that its deferred tax assets will be realized prior to their expiration. HighPeak Energy monitors Company-specific, oil and gas industry and worldwide economic factors and based on that information, along with other data, reassesses the likelihood that the Company’s net operating loss carryforwards and other deferred tax attributes in each jurisdiction will be utilized prior to their expiration. There can be no assurance that facts and circumstances will not materially change and require the Company to establish deferred tax asset valuation allowances in certain jurisdictions in a future period.

Litigation and environmental contingencies. The Company makes judgments and estimates in recording liabilities for ongoing litigation and environmental remediation. Actual costs can vary from such estimates for a variety of reasons. The costs to settle litigation can vary from estimates based on differing interpretations of laws and opinions and assessments on the amount of damages. Similarly, environmental remediation liabilities are subject to change because of changes in laws and regulations, developing information relating to the extent and nature of site contamination and improvements in technology. A liability is recorded for these types of contingencies if the Company determines the loss to be both probable and reasonably estimable. See Note 9 of Notes to Consolidated and Combined Financial Statements included elsewhere in this prospectus for additional information.

Valuation of stock-based compensation. The Company calculates the fair value of stock-based compensation using various valuation methods. The valuation methods require the use of estimates to derive the inputs necessary to determine fair value. The Company utilizes (i) the Black-Scholes option pricing model to measure the fair value of stock options, and (ii) the closing stock price on the date of grant for the fair value of unrestricted stock awards. See Note 8 of Notes to Consolidated and Combined Financial Statements included elsewhere in this prospectus for additional information.

Valuation of other assets and liabilities at fair value. The Company periodically measures and records certain assets and liabilities at fair value. The assets and liabilities the Company measures and records at fair value on a recurring basis include commodity derivative contracts and interest rate contracts. Other assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. The assets and liabilities the Company measures and records at fair value on a nonrecurring basis include inventories, proved and unproved oil and gas properties and other long-lived assets that are written down to fair value when they are determined to be impaired or held for sale. The Company also measures and discloses certain financial assets and liabilities at fair value, such as long-term debt. The valuation methods used by the Company to measure the fair values of these assets and liabilities may require considerable management judgment and estimates to derive the inputs necessary to determine fair value estimates, such as future prices, credit-adjusted risk-free rates and current volatility factors. See Note 4 of Notes to Consolidated and Combined Financial Statements included elsewhere in this prospectus for additional information.

New Accounting Pronouncements

Our historical condensed consolidated and combined financial statements and related notes to condensed consolidated and combined financial statements contain information that is pertinent to our management’s discussion and analysis of financial condition and results of operations. Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. However, the accounting principles used by us generally do not change our reported cash flows or liquidity. Interpretation of the existing rules must be done, and judgments made on how the specifics of a given rule apply to us.

In management’s opinion, the more significant reporting areas impacted by management’s judgments and estimates are the choice of accounting method for oil and natural gas activities, oil and natural gas reserve estimation, asset retirement obligations, impairment of long-lived assets, valuation of stock-based compensation, valuation of business combinations, accounting and valuation of nonmonetary transactions, litigation and environmental contingencies, valuation of financial derivative instruments, uncertain tax positions and income taxes.

Management’s judgments and estimates in all the areas listed above are based on information available from both internal and external sources, including engineers, geologists and historical experience in similar matters. Actual results could differ from the estimates as additional information becomes known.

There have been no material changes in our critical accounting policies and procedures during the six months ended June 30, 2021. See our disclosure of critical accounting policies in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 15, 2021.

New accounting pronouncements issued but not yet adopted. The effects of new accounting pronouncements are discussed in Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus

Quantitative and Qualitative Disclosures About Market Risk

The Company’s major market risk exposure is the pricing it receives for its sales of oil, NGLs and natural gas. Pricing for oil, NGLs and natural gas has been volatile and unpredictable for several years, and HighPeak Energy expects this volatility to continue in the future.

During the period from January 1, 2018 through June 30, 2021, the calendar month average NYMEX WTI crude oil price per Bbl ranged from a low of $16.70 to a high of $71.35, and the last trading day NYMEX natural gas price per MMBtu ranged from a low of $1.50 to a high of $4.72. A $1.00 per barrel increase (decrease) in the weighted average oil price for the six months ended June 30, 2021 would have increased (decreased) the Company’s revenues by approximately $2.4 million on an annualized basis and a $0.10 per Mcf increase (decrease) in the weighted average natural gas price for the six months ended June 30, 2021 would have increased (decreased) the Company’s revenues by approximately $64,000 on an annualized basis.

Due to this volatility, the Company has begun to use, commodity derivative instruments, such as collars, puts and swaps, to hedge price risk associated with a portion of anticipated production. These hedging instruments allow the Company to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil and natural gas prices and provide increased certainty of cash flows for its drilling program. These instruments provide only partial price protection against declines in oil and natural gas prices and may partially limit the Company’s potential gains from future increases in prices. The Company has entered into hedging arrangements to protect its capital expenditure budget and to protect its Revolving Credit Facility borrowing base. The Company does not enter into any commodity derivative instruments, including derivatives, for speculative or trading purposes.

Counterparty and Customer Credit Risk. The Company’s derivative contracts expose it to credit risk in the event of nonperformance by counterparties. The Company’s collateral for the outstanding borrowings under the Revolving Credit Facility is also collateral for the Company’s commodity derivatives. The Company evaluates the credit standing of its counterparties as it deems appropriate. Counterparties to HighPeak Energy’s derivative contracts have investment grade ratings.

The Company’s principal exposures to credit risk are through receivables from the sale of oil and natural gas production due to the concentration of its oil and natural gas receivables with a few significant customers. The inability or failure of the Company’s significant customers to meet their obligations to the Company or their insolvency or liquidation may adversely affect the Company’s financial results.

The average forward prices based on June 30, 2021 market quotes were as follows:

	Remainder of 2021	Year Ending December 31, 2022
Average forward NYMEX oil price per Bbl	$71.13	$65.70
Average forward NYMEX natural gas price per MMBtu	$3.66	$3.17

The average forward purchase prices based on October 14, 2021 market quotes were as follows:

	Remainder of 2021	Year Ending December 31, 2022
Average forward NYMEX oil price per Bbl	$80.43	$75.30
Average forward NYMEX natural gas price per MMBtu	$5.76	$4.54

Credit risk. The Company's primary concentration of credit risks are associated with (i) the collection of receivables resulting from the sale of oil and natural gas production and (ii) the risk of a counterparty's failure to meet its obligations under derivative contracts with the Company.

The Company monitors exposure to counterparties primarily by reviewing credit ratings, financial criteria and payment history. Where appropriate, the Company obtains assurances of payment, such as a guarantee by the parent company of the counterparty or other credit support. The Company's oil and natural gas is sold to various purchasers who must be prequalified under the Company's credit risk policies and procedures. Historically, the Company's credit losses on oil, NGL and natural gas receivables have not been material.

The Company uses credit and other financial criteria to evaluate the credit standing of, and to select, counterparties to its derivative instruments. Although the Company does not obtain collateral or otherwise secure the fair value of its derivative instruments, associated credit risk is mitigated by the Company's credit risk policies and procedures.

The Company entered into International Swap Dealers Association Master Agreements (“ISDA Agreements”) with its derivative counterparties. The terms of the ISDA Agreements provide the Company and the counterparties with right of set off upon the occurrence of defined acts of default by either the Company or a counterparty to a derivative contract, whereby the party not in default may set off all derivative liabilities owed to the defaulting party against all derivative asset receivables from the defaulting party.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of HighPeak Energy as of October 15, 2021 include:

Name	Age	Position
Jack Hightower	73	Chairman of the Board and Chief Executive Officer
Michael L. Hollis	46	President and Director
Rodney L. Woodard	66	Chief Operating Officer
Steven W. Tholen	71	Chief Financial Officer
Keith Forbes	59	Vice President and Chief Accounting Officer
Jay M. Chernosky	62	Director
Keith A. Covington	58	Director
Sharon F. Fulgham	44	Director
Michael H. Gustin	70	Director
Larry C. Oldham	68	Director

Jack Hightower is our Chairman of the Board and CEO. Prior to the business combination, Mr. Hightower served as Chairman of the Board, CEO and President of Pure since Pure’s incorporation in November of 2017. Mr. Hightower has over 50 years of experience in the oil and gas industry managing multiple E&P platforms. Mr. Hightower currently serves as the Chairman of the Board and CEO of the general partner of the HighPeak Funds, a position held since 2014. Mr. Hightower served as Chairman, President and CEO of Bluestem Energy Partners, LP (“Bluestem”) from 2011 to 2013. Prior to forming Bluestem, Mr. Hightower served as Chairman, President, and CEO of Celero Energy II, LP (“Celero II”) from 2006 to 2009 and as Chairman, President and CEO of Celero Energy, LP (“Celero”) from 2004 to 2005. Prior to forming Celero, Mr. Hightower served as Chairman, President and CEO of Pure Resources, Inc. (“Pure Resources”) (NYSE: PRS), which became the 11th largest publicly traded independent E&P company in North America. In October 2002, Unocal tendered for the Pure Resources shares it did not already own. In March 1995, Mr. Hightower founded Titan (Nasdaq: TEXP), the predecessor to Pure Resources, and served as Chairman, President and CEO. Prior to founding Titan, Mr. Hightower served as Chairman, President and CEO of Enertex Inc. (“Enertex”), the general partner and operator of record for several oil and gas partnerships from 1991 to 1994. Mr. Hightower graduated from Texas Tech University in 1970 with Bachelor of Business Administration degrees in Administrative Finance and Money, Banking & Investments.

Mr. Hightower has been selected as a Class C director, to serve until the 2023 annual meeting of stockholders of HighPeak Energy, or until his earlier death or resignation. We believe Jack Hightower is well-qualified to serve as a member of the HighPeak Energy Board due to his executive leadership and industry experience.

Michael L. Hollis is our President and serves on our Board. Prior to the business combination, Mr. Hollis served as Pure’s President beginning December 9, 2019. Prior to joining Pure, Mr. Hollis served as President and COO of Diamondback, a Permian Basin focused oil and gas producer, from January 2017 through September 2019, prior to which he served as COO since 2015 and Vice President of Drilling. Since 2011, Mr. Hollis also served on the board of directors for Diamondback as well as on the board of directors of Viper Energy Partners LP (Nasdaq: VNOM). Prior to his positions at Diamondback, Mr. Hollis was a Drilling Manager at Chesapeake and also held roles of increasing responsibility in production, completions and drilling engineering at ConocoPhillips and Burlington. Mr. Hollis has over 20 years of oil and gas experience and graduated from Louisiana State University in 1998 with a Bachelor of Science in Chemical Engineering.

Mr. Hollis has been selected as a Class B director, to serve until the 2022 annual meeting of stockholders of HighPeak Energy, or until his earlier death or resignation. We believe that Mr. Hollis’ over twenty years of experience and knowledge in the oil and natural gas industry, experience as an officer and director of a public oil and gas company and his recent operating experience in the Permian Basin make him well-qualified to serve as a director of HighPeak Energy.

Rodney L. Woodard is our COO. Prior to the business combination, Mr. Woodard served as Pure’s COO and served as a director of Pure’s board of directors since Pure’s inception in November 2017 and as HighPeak Energy’s COO since HighPeak Energy’s inception in October 2019. Mr. Woodard has over 40 years of experience in the oil and gas industry as a CEO, COO, and leader of Engineering and Operations of numerous E&P companies. Mr. Woodard has served as the Executive Vice President & COO for the HighPeak Funds from 2017 to the present. From 2016 to 2017, Mr. Woodard presented portfolio company investment proposals to acquire and develop oil and gas assets in the Permian Basin to several private equity firms. Mr. Woodard served as the President and COO of Atlantic Resources Co., LLC (“Atlantic”) from 2015 to 2016. Prior to Atlantic, Mr. Woodard served as CEO and COO of Celero II, a Natural Gas Partners portfolio company, with operations principally in the Permian Basin from 2006 to 2015. Prior to Celero II, Mr. Woodard served as Executive Vice President and COO of Celero, a Quantum Energy Partners portfolio company from 2004 to 2006. From 2002 to 2004, Mr. Woodard was Vice President of Reserves and Evaluations with Pure Resources (NYSE: PRS) and was a co-founder of its predecessor, Titan Exploration (Nasdaq: TEXP). From 1986 to 1995, Mr. Woodard held various positions of increasing responsibility at Selma International Investments Ltd. From 1979 to 1986, Mr. Woodard held various positions at Delta Drilling Company, obtaining the position of Division Manager for West Texas. Mr. Woodard held various positions at Amoco Production Company from 1977 to 1979. Mr. Woodard graduated from The Pennsylvania State University in 1977 with a Bachelor of Science degree in Mechanical Engineering.

Steven W. Tholen is our Chief Financial Officer (“CFO”) and is a Corporate Finance Executive with over 30 years of experience in building, leading and advising corporations through complex restructurings, purchase and sales transactions, and capital market transactions. Mr. Tholen has served as the Chief Financial Officer for the HighPeak Funds since 2014. Previously, Mr. Tholen served as co-founder and Executive Vice President – Finance of Fieldco Construction Services, Inc., which provided oilfield construction services to clients throughout East Texas & Western Louisiana, from 2011 to 2014. From 2009 to 2013, Mr. Tholen served as founder and President of SDL&T Energy Partners, a source of equity & debt financing to fund energy companies and energy projects worldwide. From 2001 to 2008, Mr. Tholen was Senior Vice President & CFO of Harvest Natural Resources, Inc., an E&P company with properties in the United States, Venezuela, Indonesia, Gabon, and Russia. From 1995 to 2000, Mr. Tholen served as Vice President and CFO of Penn Virginia Corporation, an independent natural gas and oil company. From 1990 to 1995, Mr. Tholen was Treasurer/Manager of Business Administration of Cabot Oil & Gas Corporation, a North American independent natural gas producer. Mr. Tholen graduated from St. John’s University with a Bachelor of Science degree in Physics in 1971 and earned his MBA-Finance from The University of Denver, Daniels School of Business in 1979.

Keith Forbes has served as our Vice President and Chief Accounting Officer (“CAO”) since November 2020 and previously served as our Vice President and Controller from HighPeak Energy’s formation until November 2020. Mr. Forbes has over 30 years of experience in various field and corporate accounting functions and business organization functions for large, geographically diverse public companies. Before his appointment as CAO to HighPeak Energy, Mr. Forbes served as Vice President and Controller of the HighPeak Funds since 2017. Mr. Forbes additionally served as Director—Business Optimization at Quicksilver Resources Inc. from December 2015 through April 2016, and as Assistant Controller—Operations and Revenue at Quicksilver Resources Inc. from June 2012 through November 2015. Mr. Forbes is a certified public accountant in Texas. Mr. Forbes graduated from Pittsburg State University with a Bachelors of Business Administration degree in Accounting in 1985.

Jay M. Chernosky serves on our Board and is currently a Principal of Travis Energy Partners LP since 2019, Jayco Holdings I, LP since 2005, Jayco Holdings II, LP since 2010, Jayco Holdings LLC since 2005, and Bertrand Properties LP and Bertrand Properties, Inc. since 2000, which are private family-owned real estate and energy investment entities. Mr. Chernosky was previously a Managing Director of the Energy & Power Corporate & Investment Banking group at Wells Fargo Securities from 2009 until his retirement in 2019. Mr. Chernosky joined Wells Fargo’s predecessor firm Wachovia Securities in 1993 as a co-founder of the energy practice. Prior to joining Wells Fargo Securities, Mr. Chernosky was with the Energy Division of First City, Texas - Houston for ten years, ultimately serving as vice president and manager of the Western Group of the Petroleum and Minerals Department from 1983 until 1993.

During his career, Mr. Chernosky was charged with developing strategic and financial ideas and solutions for relationships he managed for the bank and was also responsible for the origination and execution of public and private capital markets activities, including equities, bonds, convertibles, private placements, loan syndications and merger and acquisition advisory services. In this time, Mr. Chernosky’s primary focus was on the upstream sector of oil & gas. Currently, Mr. Chernosky serves on the board of directors of Colt Midstream LLC, a private gas gathering and processing company focused in the Fort Worth Basin of Texas since 2019. Mr. Chernosky also serves on the regional board of directors of OneGoal Houston, a non-profit organization geared to increase the success rate of college admission and graduation for youth attending high school in low-income districts since 2012. In addition, Mr. Chernosky serves on the Endowment Board of the Christian Community Service Center since 2010.

Mr. Chernosky has previously served on the board of directors and is an active member of the Houston Producers’ Forum, the Houston Energy Finance Group and the regional board of the Independent Petroleum Association of America. Mr. Chernosky graduated from The University of Texas at Austin with a Bachelor of Business Administration in 1981 and received a Masters of Business Administration from the University of Houston in 1983. Mr. Chernosky is also a graduate of the Southwestern Graduate School of Banking at Southern Methodist University in 1993.

Mr. Chernosky has been selected as a Class A director, to serve until the 2024 annual meeting of stockholders of HighPeak Energy, or until his earlier death or resignation. Based on Mr. Chernosky’s prior experience in the oil & natural gas industry, his broad experience in energy investment banking, capital markets and merger and acquisition advisory services, and his previous board experience, Mr. Chernosky is well qualified to serve as a director of HighPeak Energy.

Keith A. Covington serves on our Board and is an active real estate investor specializing in residential properties in southern California for the past 24 years, most recently serving as a General Partner for Magnolia Partners since 2002. Mr. Covington is an independent director on the board of directors of Gores Holdings VII, Inc. and a member of its audit committee. Gores Holdings VII is a special purpose acquisition company which completed its initial public offering of $550 million in February of 2021. Gores Holdings VII will target business opportunities in any industry or sector its management team believes will benefit from their operational experience. Mr. Covington was a founding board member of Pure Resources, an energy company engaged in the exploration and development of oil and gas properties which had a market capitalization of over $1 billion and served such directorship from 2000 to 2002. As an independent director for over two years, Mr. Covington served as chairman of the audit committee and member of the compensation committee of Pure Resources and was a co-member of the special committee responsible for evaluating, negotiating and recommending on behalf of company shareholders the acquisition of Pure Resources to Unocal Corporation (acquired by Chevron Corporation) in October 2002. Mr. Covington spent over 11 years at Davis Companies from 1991 to 2002, where he was Vice President and earlier served as Principal of Stone Canyon Venture Partners, LLC. Mr. Covington’s tenure included responsibility in the real estate and private equity/venture capital groups within the organization. Investment and operational experience within these areas included investments in trophy commercial and mixed-use real estate assets, gaming ventures, a chain of upscale health clubs, resort properties and hotels, a restaurant and a technology company. His responsibilities included extensive independent due diligence for potential acquisitions, financial analysis and comprehensive asset management for equity investments in real estate assets and operating companies valued at over $10 billion. Prior professional experience includes Janss Corporation, a Santa Monica, CA real estate developer where he was responsible for due diligence and financial structuring and leasing of residential and commercial real estate projects from 1989 to 1990. Mr. Covington started his career as a Financial Analyst at PaineWebber Group Inc. (UBS Investment Bank) in New York with experience in real estate investment banking transactions including sale/leasebacks and the firm’s largest initial public offering and real estate master limited partnership from 1985 to 1987. Mr. Covington received his MBA from the Stanford Graduate School of Business and earned a Bachelor of Arts cum laude in Economics from Claremont McKenna College. Mr. Covington maintains a California real estate broker’s license and has maintained board governance expertise through participation in KPMG’s Audit Committee Institute. Mr. Covington has previously served as CFO for the El Segundo Senior Housing Board for over five years.

Mr. Covington has been selected as a Class B director, to serve until the 2022 annual meeting of stockholders of HighPeak Energy, or until his earlier death or resignation. Based on Mr. Covington’s prior board experience in the oil and natural gas industry and broad experience in significant financial transactions, Mr. Covington is well qualified to serve as a director of HighPeak Energy.

Sharon F. Fulgham serves on our Board and is currently a partner of the Fulgham Law Firm, P.C. since August 2017. Ms. Fulgham has also been associated with Carlisle Title since December 2017 and has been their corporate attorney since November 2019. Prior to working at Fulgham Law Firm, P.C., Ms. Fulgham was a partner at Kelly Hart & Hallman from January 2016 to November 2016 and an associate at Kelly Hart & Hallman from 2009 to 2016. During her legal career, Ms. Fulgham has represented numerous public and private companies in litigation matters including commercial and employment disputes. Specifically, she has extensive experience representing companies in the oil and gas sector, as well as experience in the title industry preparing title documents for real estate closings and instruction to brokers and realtors.

Over the past decade, Ms. Fulgham has served the Fort Worth community extensively through the Junior League of Fort Worth, Inc. both as a community volunteer and in leadership roles within the organization. She served as Vice President of Administration and sat on the board of directors from 2015 to 2016. Currently, Ms. Fulgham is a sustaining member and serves on the League’s Legal Committee. Ms. Fulgham graduated cum laude from Texas Christian University with a Bachelor of Science in Biology in 2000 and went on to obtain her Juris Doctorate from the University of Houston in 2004.

Ms. Fulgham has been selected as a Class A director, to serve until the 2024 annual meeting of stockholders of HighPeak Energy, or until her earlier death or resignation. Based on Ms. Fulgham’s prior experience representing companies in the oil & natural gas sector and previous board experience, Ms. Fulgham is well qualified to serve as a director of HighPeak Energy.

Michael H. Gustin serves on our Board and is currently the CEO of Pilot Exploration, Inc., a position he has held since 2015. He is also currently founder and CEO of Quantum Fluids, LLC, a business that is concentrated on developing new, innovative and proprietary technology for hand sanitizers and other surface disinfecting products. Mr. Gustin is a seasoned professional within the oil and gas industry, with more than 50 years of diversified experience. From 1999 to 2015, Mr. Gustin held positions in senior management playing vital roles in developing Geoscience International, Inc., Skidmore Energy, Inc., Lone Star Energy, Cs Solutions, Inc. and Vapor Solutions Inc. Mr. Gustin has also served as president of Crew Energy, Vertex International, Inc., Great Western Natural Resources, Inc. and Defiance Offshore International over the course of 1985 to 1999, and was responsible for the management of eight land rotary rigs and design and construction of an offshore drilling barge in Long Beach, California during this period. These companies conducted various oil and gas exploration, development and drilling (onshore and offshore) and other related activities both in the U.S. and foreign countries.

From 1981 to 1986, he formed the Thor group of companies, which for 20 years was involved in the funding of research and development projects relating to cost effective “pre-seismic” alternate methods of integrated exploration techniques.

Mr. Gustin has earlier experience working for Readings & Bates and Zapata, both in the U.S. and abroad in their onshore and offshore drilling activities. At Reading & Bates, he ultimately reached a position as a technical training specialist emphasizing on subsea well control and drilling technology. Mr. Gustin has worked in eight countries (drilling onshore and offshore) in the North Sea, Adriatic Sea, Persian Gulf, Mediterranean Sea, Offshore Morocco, Atlantic Ocean, Egypt, Sahara Desert (Algeria), Atlas Mountains N.A., Canada, five states in the U.S.A., and offshore in the “Gulf of Mexico.” Mr. Gustin co-founded Win For Life Foundation, now known as Anchors For Life Foundation, a non-profit organization, in 1992 and is still currently active with this group (www.anchorsforlifefoundation.org).

Mr. Gustin graduated from University of Houston in 1976 with a degree in social sciences. Mr. Gustin has been selected as a Class C director, to serve until the 2023 annual meeting of stockholders of HighPeak Energy, or until his earlier death or resignation. We believe Mr. Gustin’s broad experience in operations throughout the oil & gas industry and his extensive entrepreneurial experience makes him well qualified to serve as a director of HighPeak Energy.

Larry C. Oldham serves on our Board and currently serves as a Manager and Advisor of Gateway Royalty V LLC (“Gateway V”) since 2019. Gateway V is the fifth entity of the Gateway Royalty companies, which were founded by Mr. Oldham’s son and have been successful in acquiring oil and gas minerals and royalties in the Utica Shale since 2012. Mr. Oldham is also a Manager of Gateway Royalty III LLC since 2016 and Gateway Royalty IV LLC since 2018 and has been actively advising Gateway Royalty II LLC and Gateway Royalty I LLC since 2014 and 2012, respectively. Additionally, Mr. Oldham serves as Manager of Oldham Properties, Ltd. since 1990 and is currently an Operating Partner in Mountain Capital LLC, a private equity firm out of Houston, Texas since 2015. In 1979, Mr. Oldham founded Parallel Petroleum Corporation (“Parallel”), an independent energy company headquartered in Midland, Texas, which is engaged in the acquisition, development and production of long-lived oil and gas properties, primarily in the Permian Basin. Parallel was taken public in 1980 and in December 2009 was acquired by an affiliate of Apollo Global Management, LLC (“Apollo”), which was sold to Samsung C&T Corporation in December of 2011. Prior to being acquired, Mr. Oldham served as Parallel’s President from 1994 to 2009, CEO from 2004 to 2009 and director from 1979 until 2009. During Mr. Oldham’s years at Parallel, some of the most notable property acquisitions were the Fullerton Property in Andrews County, Diamond M Canyon Reef Field in Scurry County and the acquisition of all Fina’s West Texas assets in July 1999. Prior to Parallel’s formation, Mr. Oldham was employed by Dorchester Gas Corporation from 1976 to 1979 and KPMG Peat Marwick, LLP from 1975 to 1976. Mr. Oldham earned a Bachelor of Business Administration in Accounting from West Texas State University (now West Texas A&M University) in 1975 and was a 2012 Distinguished Alumni Award recipient. Mr. Oldham is a CPA and is a member of the Permian Basin Landman’s Association and the Permian Basin Producers Association.

Mr. Oldham has been selected as a Class C director, to serve until the 2023 annual meeting of stockholders of HighPeak Energy, or until his earlier death or resignation. We believe that Mr. Oldham’s over forty years of experience and knowledge in the oil and natural gas industry, accounting experience, experience and knowledge of the Permian Basin and his experience in the public arena make him well-qualified to serve as a director of HighPeak Energy.

Director Qualifications

At July 15, 2021, the Board consisted of Messrs. Jack Hightower, Jay M. Chernosky, Keith A. Covington, Michael H. Gustin, Michael L. Hollis and Larry C. Oldham and Mme. Sharon Fulgham. Pursuant to the Stockholders’ Agreement, the Principal Stockholder Group nominated Messrs. Jack Hightower, Michael L. Hollis and Michael H. Gustin and Mme. Sharon Fulgham to become directors of the Company at the Closing. Mme. Sharon Fulgham was renominated by the Principal Stockholder Group for election at the Company’s annual meeting of stockholders on June 1, 2021. The Principal Stockholder’s Group separately agreed with one of their limited partners, the John Paul DeJoria Family Trust, that in connection with its significant commitment under the Forward Purchase Agreement, as long as the Principal Stockholder’s Group has the right to nominate at least two directors of the Company under the Stockholders’ Agreement to the Board, the John Paul DeJoria Family Trust will have the right to select one of such director nominees, and Messr. Michael H. Gustin was selected to serve as the initial nominee.

Following the Closing, Sponsor and its affiliates collectively hold more than 50% of the voting power of the Company’s voting securities for the election of directors. As a result, the Company is a controlled company within the meaning of the Nasdaq Listing Rule 5615 and Nasdaq corporate governance standards and does not comply with certain Nasdaq corporate governance requirements, including the requirements that a majority of the Board consist of independent directors and that the Nominating and Corporate Governance Committee (as defined below) and Compensation Committee (as defined below) be composed entirely of independent directors. These requirements will not apply to the Company as long as it remains a controlled company.

Independence of Directors

Under the listing rules of the Nasdaq, the Company is not required to have a majority of independent directors serving on the Board, for so long as the Company is considered a controlled company within the meaning of the Nasdaq corporate governance standards. Notwithstanding, the Board has determined that Messrs. Jay M. Chernosky, Keith A. Covington and Larry C. Oldham and Mme. Sharon Fulgham are independent within the meaning of Nasdaq Marketplace Rule 5605(a)(2).

Committees of the Board

The standing committees of the Board consist of an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). Each of the committees reports to the Board. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee. The principal functions of the Company’s Audit Committee are detailed in the Company’s Audit Committee charter, which is available on the Company’s website, and include:

●	audits of the Company’s financial statements;

●	the integrity of the Company’s financial statements;

●	the Company’s process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures; and

●	the qualifications, engagement, compensation, independence and performance of the Company’s independent auditor.

Under the Nasdaq listing standards and applicable SEC rules, the Company is required to have at least three members on the Audit Committee, all of whom must be independent. The Audit Committee consists of Messrs. Larry C. Oldham, Jay M. Chernosky and Keith A. Covington, with Messr. Larry C. Oldham serving as the Chair. The Company believes that Messrs. Larry C. Oldham, Jay M. Chernosky and Keith A. Covington qualify as independent directors according to the rules and regulations of the SEC with respect to Audit Committee membership. The Company also believes that Mr. Larry C. Oldham qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K.

Compensation Committee. The principal functions of the Company’s Compensation Committee are detailed in the Company’s Compensation Committee charter, which is available on the Company’s website, and include:

●	oversee the Company’s overall compensation philosophy that applies to all Company employees;

●	review, evaluate and approve the agreements, plans, policies and programs of the Company to compensate the Company’s executive officers and directors;

●

once required, review and discuss the Compensation Discussion and Analysis (“CD&A”) to be included in the Company’s proxy statement for its annual meeting of stockholders (“Annual Proxy Statement”) or Annual Report on Form 10-K, as applicable, and determine whether to recommend to the Board that the CD&A be included in the Annual Proxy or Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations;

●

produce the Compensation Committee Report as required by Item 407(e)(5) of Regulation S-K for inclusion in the Company’s Annual Proxy Statement or Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations;

●	otherwise discharge the Board’s responsibilities relating to the compensation of the Company’s executive officers and directors; and

●	perform such other functions as the Board may assign to the Compensation Committee from time to time.

The Compensation Committee consists of Messrs. Jack Hightower, Keith A. Covington and Michael L. Hollis and Mme. Sharon Fulgham, with Mr. Jack Hightower serving as the Chair. The Company believes that Mr. Keith A. Covington and Ms. Sharon Fulgham qualify as independent directors according to the rules and regulations of the Nasdaq with respect to Compensation Committee membership. The Company is considered a controlled company within the meaning of the Nasdaq corporate governance standards and therefore is exempt from the requirement that the majority of the Compensation Committee members be independent.

Nominating and Corporate Governance Committee. The principal functions of the Company’s Nominating and Corporate Governance Committee are detailed in the Company’s Nominating and Corporate Governance Committee charter, which is available on the Company’s website, and include:

●	advise the Board and make recommendations regarding appropriate corporate governance practices and assist the Board in implementing those practices;

●

assist the Board by identifying individuals qualified to become members of the Board, consistent with the criteria approved of by the Board, and recommending director nominees to the Board for election at the annual meeting of stockholders or for appointment to fill vacancies on the Board;

●	advise the Board about the appropriate composition of the Board and its committees;

●	lead the Board in the annual performance evaluation of the Board and its committees, and of management;

●	direct all matters relating to the succession of the Company’s CEO; and

●	perform such other functions as the Board may assign to the Nominating and Corporate Governance Committee from time to time.

The Nominating and Corporate Governance Committee also develops and recommends to the Board corporate governance principles and practices and assists in implementing them, including conducting a regular review of the Company’s corporate governance principles and practices. The Nominating and Corporate Governance Committee oversees the annual performance evaluation of the Board and the committees of the Board and makes a report to the Board on succession planning.

The Nominating and Corporate Governance Committee consists of Messrs. Jack Hightower, Jay M. Chernosky, Michael H. Gustin and Michael L. Hollis, with Mr. Jack Hightower serving as the Chair. The Company believes that Messr. Jay M. Chernosky qualifies as an independent director according to the rules and regulations of the Nasdaq with respect to Nominating and Corporate Governance Committee membership. The Company is considered a controlled company within the meaning of the Nasdaq corporate governance standards and therefore is exempt from the requirement that the majority of the Nominating and Corporate Governance Committee members be independent.

ESG Committee. The principal functions of the Company’s ESG Committee are detailed in the Company’s ESG charter, which is available on the Company’s website, and include:

●	provide oversight with respect to the Company’s ESG matters;

●	advise and assist the Board with its responsibilities for the oversight of the Company’s ESG matters; and

●	provide oversight with respect to the Company’s annual sustainability report.

The ESG Committee consists of Mme. Sharon Fulgham and Messrs. Jack Hightower, Keith A. Covington and Michael L. Hollis, with Mme. Sharon Fulgham serving as the Chair. The Company believes that Mme. Sharon Fulgham and Mr. Keith A. Covington qualify as independent directors according to the rules and regulations of the Nasdaq with respect to ESG Committee membership.

Code of Conduct and Financial Code of Ethics

Our Board has adopted a Code of Conduct and a Financial Code of Ethics applicable to the Company’s directors, officers and employees in accordance with applicable securities laws and the corporate governance rules of the Nasdaq. Copies of our Code of Conduct and Financial Code of Ethics are available on our corporate website at www.highpeakenergy.com. The information on our website is not a part of this prospectus. Any amendments to or waivers of certain provisions of our Code of Conduct may be made only by our Board and will be disclosed on our corporate website promptly following the date of such amendment or waiver as required by applicable securities laws and the corporate governance rules of the Nasdaq.

EXECUTIVE COMPENSATION

Prior to the business combination, no executive officer received any cash compensation for services rendered to us. Following the business combination, HighPeak Energy Employees, Inc. employs our executive officers and, effective as of the business combination, we began compensating our executive officers, directors and employees through HighPeak Energy Employees, Inc. Because we did not employ any employees prior to the business combination, there is no compensation to report for the portion of the preceding fiscal year prior to such business combination. Consequently, the disclosures below report the compensation of our named executive officers for the period beginning on the Closing of the business combination and ending on December 31, 2020.

We are currently considered a smaller reporting company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our CEO, and our two other most highly compensated executive officers. For the period ended December 31, 2020, our “Named Executive Officers” were:

●	Jack Hightower, Chief Executive Officer;

●	Michael L. Hollis, President; and

●	Rodney L. Woodard, Chief Operating Officer.

2020 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the portion of the fiscal year beginning on the Closing of the business combination and ending December 31, 2020.

Name and principal position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Jack Hightower,	2020	$190,083	$11,609,315	$3,667	$11,803,065
Chief Executive Officer

Michael L. Hollis,	2020	$173,485	$2,575,000	$5,000	$2,753,485
President

Rodney L. Woodard,	2020	$124,909	$1,339,000	$3,600	$1,467,509
Chief Operating Officer

(1)

Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with Financial Accounting Standard Board (“FASB”) ASC Topic 718, of awards made to each Named Executive Officer during fiscal year 2020. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 8 of Notes to Consolidated and Combined Financial Statements for the fiscal year ended December 31, 2020, located elsewhere in this prospectus.

(2)	Amounts reported in the “All Other Compensation” column are Company contributions to the Named Executive Officers’ 401(k) plan retirement accounts.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have not entered into any employment, severance, change in control or similar agreements with any of our Named Executive Officers, nor are we otherwise currently responsible for any payment upon the termination of any of our Named Executive Officers. Treatment of option awards upon the termination of a Named Executive Officer’s employment or a change in control is described in more detail below under the section titled “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Base Salary

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. The annual base salary rate for each of the Named Executive Officers was established at levels commensurate with historical compensation with any adjustments deemed necessary to attract and retain individuals with superior talent appropriate and relative to their expertise and experience.

Annual Bonus

Annual cash incentive awards are used to motivate and reward our executives. We do not maintain a formal annual cash incentive award plan, instead, such awards are determined on a discretionary basis and are generally based on individual and Company performance. We intend to adopt a formal bonus plan in which certain of our employees, including the Named Executive Officers, will be eligible to participate going forward but have not done so as of the date of this prospectus. For 2020, no Named Executive Officer was determined to have earned an annual cash incentive award.

Long Term Incentive Compensation

Prior to the business combination, we adopted, and the shareholders approved, the HighPeak Energy, Inc. Long Term Incentive Plan. To incentivize members of management and to align the interests of members of management with the interests of our stockholders following the business combination, we continue to sponsor the LTIP. The LTIP provides for potential grants of options, dividend equivalents, cash awards and substitute awards to our employees and service providers, as well as stock awards to our directors. The Board has appointed the Compensation Committee of the Board to administer the LTIP.

Subject to adjustment in accordance with the terms of the LTIP, the Share Pool (as defined in the LTIP) is reserved and available for delivery with respect to awards under the LTIP, and 11,907,006 shares of HighPeak Energy common stock have been made available for the issuance of shares upon the exercise of incentive stock options. From time to time and prior to the expiration of the LTIP, the Share Pool will automatically be increased by (i) the number of shares of HighPeak Energy common stock issued pursuant to the LTIP during the immediately preceding calendar year and (ii) 13% of the number of shares of HighPeak Energy common stock that are newly issued by HighPeak Energy (other than those issued pursuant to the LTIP) during the immediately preceding calendar year. In May 2021, the Share Pool was increased to 12,047,866 shares of HighPeak Energy common stock.

In connection with the business combination, we granted the following options (the “Options”) to purchase shares of HighPeak Energy common stock to our executive officers: 5,953,495 to Mr. Hightower, 1,250,000 to Mr. Hollis, and 650,000 to Mr. Woodard. The Option granted to Mr. Hightower was fully vested as of the date of grant. The Options granted to Messrs. Hollis and Woodard vest in three equal installments: one-third on the date of grant, one-third on the first anniversary of the date of grant, and one-third on the second anniversary of the date of grant, subject to the Named Executive Officers continuous employment through each such vesting date. Pursuant to the award agreements unvested options will accelerate on a change in control as described in more detail below under the section titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “—Additional Narrative Disclosure—Retirement Benefits” for more information. In addition, we provide minimal perquisites to our Named Executive Officers, including reimbursements for certain expenses related to cell phone usage.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2020.

	Option Awards (1)
	Number of Securities Underlying Unexercised	Exercisable Number of Securities Underlying Unexercised	Unexercisable Option Exercise	Option Expiration
Name	Options (#)	Options (#)	Price ($)	Date
Jack Hightower	5,953,495	—	10.00	8/23/2030
Michael L. Hollis	416,667	833,333	10.00	8/23/2030
Rodney L. Woodard	216,667	433,333	10.00	8/23/2030

(1)

The option awards reported in these columns that were originally granted to Mr. Hightower on August 24, 2020, in connection with the Closing of the business combination were fully vested as of the date of grant. The option awards reported in these columns originally granted to Messrs. Hollis and Woodard on August 24, 2020, in connection with the Closing of the business combination are subject to time-based vesting conditions. The options held by Messrs. Hollis and Woodard vest as follows, subject to each executive’s continuous employment through each such vesting date: one-third on the date of grant, one-third on the first anniversary of the date of grant, and one-third on the second anniversary of the date of grant. The treatment of these awards upon certain termination and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code whereby employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We provide matching contributions equal to 4.0% of the first 4.0% of employees’ eligible compensation contributed to the plan.

Potential Payments Upon Termination or Change in Control

As described above under the section titled “Narrative Disclosure to Summary Compensation Table—Employment Agreements,” we have not entered into any employment, severance, change in control or similar agreements with any of our Named Executive Officers, nor are we otherwise currently responsible for any payment upon the termination of any of our Named Executive Officers.

A Named Executive Officer’s outstanding, unvested option awards will be forfeited and immediately terminate in the event of a Named Executive Officer’s termination of employment for any reason. A Named Executives Officer’s outstanding, unvested option awards will become 100% vested upon the consummation of a “change in control.” For purposes of the Options, “change in control” is generally defined as the occurrence of any of the following events:

(i)     The acquisition by any individual, entity or group of beneficial ownership of 50% or more of either (x) the then-outstanding shares of common stock or (y) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (other than any acquisition directly from the Company, or by the Company or its subsidiaries, or any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company);

(ii)     The individuals constituting the Board cease, subject to certain exceptions, for any reason (other than death or disability) to constitute at least a majority of the Board;

(iii)     Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another entity, in each case, unless, following such transaction, (A) the outstanding stock and voting securities immediately prior to such transaction represent or are converted into or exchanged for securities which represent or are convertible into more than 50% of, respectively, the then-outstanding shares of common stock or common equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors or other governing body, as the case may be, of the entity resulting from such transaction (including an entity which as a result of such transaction owns the Company, or all or substantially all of the Company’s assets either directly or through one or more subsidiaries), (B) no individual, entity or group, excluding the Company, its subsidiaries and any employee benefit plan (or related trust) sponsored or maintained by the Company or the entity resulting from such transaction (or any entity controlled by either the Company or the entity resulting from such transaction), beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock or common equity interests of the entity resulting from such transaction or the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors or other governing body of such entity except to the extent that such ownership results solely from direct or indirect ownership of the Company that existed prior to such transaction, and (C) at least a majority of the members of the Board or similar governing body of the entity resulting from such transaction were directors at the time of the execution of the initial agreement, or of the action of the Board, providing for such transaction;

(iv)     Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or

(v)       If any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) having beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of less than 30% as of the business combination acquires the ability to appoint a majority of the Board.

Director Compensation

Prior to the Closing of the business combination, we did not pay any compensation to our non-employee directors. Following the Closing of the business combination, we implemented a comprehensive director compensation program which is described in more detail below.

The following table summarizes the compensation awarded or paid to the non-employee members of our Board for the portion of the fiscal year beginning on the Closing of the business combination and ending December 31, 2020.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Larry C. Oldham	32,500	60,250	92,750
Jay M. Chernosky	25,000	60,250	85,250
Keith A. Covington	25,000	60,250	85,250
Michael H. Gustin	25,000	60,250	85,250
Sharon Fulgham	25,000	60,250	85,250

(1)	Amounts reported in this column reflect the value of awards that the director elected to receive in cash, as described in more detail below in the narrative following this table.

(2)

Amounts reported in the “Stock Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of awards of restricted stock granted to each director during fiscal year 2020. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures. The grant date fair value of each restricted stock award was based on a per share price of $4.82, which is the closing price of HighPeak Energy common stock on the November 5, 2020 grant date of the awards. For additional information regarding the assumptions underlying this calculation please see “Note 8” of Notes to Consolidated and Combined Financial Statements for the fiscal year ended December 31, 2020, which is included elsewhere in this prospectus. The aggregate number of all stock awards held by each director as of December 31, 2020 was 12,500.

Prior to the Closing of the business combination, we did not pay any compensation to our non-employee individual directors. Following the Closing of the business combination, our Board adopted a comprehensive director compensation program to attract and retain qualified non-employee directors who are critical to the future value growth and governance of our Company. The compensation package for our non-employee directors requires a significant portion of the total compensation package to be equity-based to align the interest of our directors with our stockholders. Directors who are also our employees do not receive any additional compensation for their service on our Board. Under the director compensation program, our non-employee directors are entitled to the following compensation:

●	No annual cash retainer;

●

For the year ended December 31, 2020, stock awards pursuant to the LTIP with a value of $150,000, determined based on the $10.00 price of HighPeak Energy common stock on the date the directors were appointed to the Board, which were fully vested on the date of grant;

●

For the year ended December 31, 2020, to the Chairman of the Audit Committee of the Board and Lead Director, an additional stock award pursuant to the LTIP with a value of $7,500, determined based on the $10.00 price of HighPeak Energy common stock on the date the directors were appointed to the Board, which shall be fully vested on the date of grant; provided, however, that such award may be paid in cash at such director’s election;

●

For all years after December 31, 2020, restricted stock awards pursuant to the Company’s LTIP with a grant date fair value (determined without regard to any substantial risk of forfeiture) of $150,000, determined based on the average closing price of HighPeak Energy’s common stock during the 10 trading days preceding the date of grant, which shall vest ratably on the anniversary date(s) of the director’s election to the Board and ending on the anniversary date on which the director has served the full term of his or her election;

●

For all years after December 31, 2020, to the Chairman of the Audit Committee of the Board, an additional restricted stock award pursuant to the LTIP with a grant date fair value (determined without regard to any substantial risk of forfeiture) of $7,500, determined based on the closing price of HighPeak Energy common stock during the 10 trading days preceding the date of grant, which shall vest ratably on the anniversary date(s) of the director’s election to the Board and ending on the anniversary date on which the director has serviced the full term of his or her election; provided, however, that such award may be paid in cash at such director’s election made prior to the grant of such award; and

●

Each director may elect, prior to the grant of any award pursuant to procedures established by the Company, to receive up to $25,000 of such award in a single lump sum cash payment payable within 30 days following the date of the meeting of the Board in which director equity awards are granted.

Each director is entitled to be reimbursed for: (i) travel and miscellaneous expenses to attend meetings and activities of the Board or any of its committees; (ii) travel and miscellaneous expenses related to such director’s participation in general education and orientation programs for directors; and (iii) travel and miscellaneous expenses for each director’s spouse who accompanies a director to attend meetings and activities of the Board or any of its committees. Each director is also fully indemnified by us for actions associated with serving as a director to the fullest extent permitted under Delaware law.

DESCRIPTION OF SECURITIES

The following summary of the material terms of HighPeak Energy’s common stock is not intended to be a complete summary of the rights and preferences of such securities. HighPeak Energy’s common stock is governed by HighPeak Energy’s A&R Charter, HighPeak Energy’s bylaws and the DGCL. We urge you to read the A&R Charter and HighPeak Energy’s bylaws in its entirety for a complete description of the rights and preferences of HighPeak Energy’s common stock.

Authorized and Outstanding Common Stock

The A&R Charter authorizes the issuance of 600,000,000 shares of HighPeak Energy common stock and 10,000,000 shares of preferred stock, par value $0.0001 per share. The outstanding shares of HighPeak Energy common stock are duly authorized, validly issued, fully paid and non-assessable. Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. As of October 15, 2021, there were 92,743,677 shares of HighPeak Energy common stock issued and outstanding.

Common Stock

Voting Power

Except otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, holders of HighPeak Energy common stock are entitled to one vote for each share held on all matters to be voted on by stockholders, including the election of directors. The Board is divided into three classes, each of which will serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Dividends

Holders of HighPeak Energy common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of HighPeak Energy, the holders of HighPeak Energy common stock will be entitled to receive an equal amount per share of all of HighPeak Energy’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of HighPeak Energy’s creditors and holders of preferred stock, if any, have been satisfied.

HighPeak Energy’s Transfer Agent

The Transfer Agent for HighPeak Energy’s common stock is Continental. HighPeak Energy has agreed to indemnify Continental in its roles as Transfer Agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and HighPeak Energy’s A&R Charter and Bylaws

HighPeak Energy is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of HighPeak Energy’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of HighPeak Energy’s assets. However, the above provisions of Section 203 do not apply if:

●	the Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of HighPeak Energy’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of voting common stock; or

●

on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at a meeting of HighPeak Energy’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

HighPeak Energy’s authorized but unissued voting common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved voting common stock and preferred stock could render more difficult or discourage an attempt to obtain control of HighPeak Energy by means of a proxy contest, tender offer, merger or otherwise.

Written Consent by Stockholders

HighPeak Energy’s A&R Charter provides that prior to the first date in which the HighPeak Group no longer collectively beneficially owns more than 50% of the outstanding HighPeak Energy voting securities, HighPeak Energy stockholders may take action by written consent of the holders of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Before such time, any action required or permitted to be taken by HighPeak Energy’s stockholders that is approved in advance by the Board may be effected without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any such action by written consent is taken, then HighPeak Energy will notify its stockholders of the same.

Special Meeting of Stockholders

HighPeak Energy’s bylaws provides that special meetings of its stockholders may be called only by a majority vote of the Board, by HighPeak Energy’s President or by HighPeak Energy’s Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

HighPeak Energy’s bylaws provide that stockholders seeking to bring business before HighPeak Energy’s annual meeting of stockholders, or to nominate candidates for election as directors at HighPeak Energy’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the Company’s secretary at HighPeak Energy’s principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in HighPeak Energy’s Annual Proxy Statement must comply with the notice periods contained therein. HighPeak Energy’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude HighPeak Energy’s stockholders from bringing matters before HighPeak Energy’s annual meeting of stockholders or from making nominations for directors at HighPeak Energy’s annual meeting of stockholders.

Exclusive Forum

The A&R Charter provides that a stockholder bringing a claim subject to the proposed Article 8 of the A&R Charter will be required to bring that claim in the Court of Chancery in the State of Delaware, subject to the Court of Chancery in the State of Delaware having personal jurisdiction over the defendants. The forum selection provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be constructed to apply to such claims, there is uncertainty as to whether a court would enforce such provision in connection with such claims. The A&R Charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, the provisions of Article 8 of the A&R Charter. Stockholders will not be deemed, by operation of Article 8 of the A&R Charter alone, to have waived claims arising under the federal securities laws and the rules and regulations promulgated thereunder. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the A&R Charter is inapplicable or unenforceable.

If any action the subject matter of which is within the scope of the forum selection provision described in the preceding paragraph is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum selection provision (a “Foreign Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Foreign Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of HighPeak Energy’s voting common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of HighPeak Energy’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) HighPeak Energy is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as HighPeak Energy was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of HighPeak Energy’s voting common stock or warrants for at least six months but who are HighPeak Energy’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of such securities then-outstanding; or

●	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by HighPeak Energy’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Listing of Securities

HighPeak Energy’s common stock and warrants are listed for trading on the Nasdaq under the symbols “HPK” and “HPKEW,” respectively. Further, the Company has applied to list the CVRs on the Nasdaq, and they are currently quoted on the OTC under the symbol “HPKER.” There is no assurance, however, that the CVRs will be listed on the Nasdaq.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company regarding ownership of shares of voting securities of the Company, which consists of HighPeak Energy common stock and warrants, as of October 15, 2021, after giving effect to the Closing, by:

●	each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s common stock;

●	each of the Company’s current executive officers and directors; and

●	all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or has the right to acquire such securities within sixty days, including options and warrants that are currently exercisable or exercisable within sixty days.

The beneficial ownership of voting securities of the Company is based on 92,743,677 shares of HighPeak Energy common stock, issued and outstanding as of October 15, 2021.

The expected beneficial ownership percentages set forth in the table below do not take into account the issuance of any shares under the Contingent Value Rights Agreement.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Unless otherwise indicated, the address of each person named in the table below is 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102.

Certain of our existing stockholders, including the John Paul DeJoria Family Trust, Jack Hightower and Michael L. Hollis, and entities affiliated with them, have indicated an interest in purchasing an aggregate of approximately $3,400,000 million in shares in this offering at the public offering price per share. The underwriters will receive a reduced underwriting discount on any shares purchased by these persons or entities as compared to any other shares sold to the public in this offering. The following table does not reflect any such potential purchases by these stockholders. If any shares are purchased by these affiliated entities, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering would increase from that set forth in the table below.

Name and Address of Beneficial Owners	Number of Shares	%
Jack Hightower (1)(2)(3)(4)(5)	88,673,444	95.6
Rodney L. Woodard (6)(7)(8)	461,334	*
Larry C. Oldham (9)	26,159	*
Keith A. Covington (10)	57,396	*
Michael L. Hollis (11)(12)(13)	889,304	1.0
Michael H. Gustin (14)	28,914	*
Jay M. Chernosky	24,914	*
Sharon Fulgham	27,396	*
HighPeak Energy Partners, LP (15)	44,498,461	48.0
HighPeak Energy Partners II, LP (16)	36,740,593	39.6
HighPeak Energy III, LP (17)(18)	1,000,000	1.1
John Paul DeJoria Family Trust (19)(20)	11,000,000	11.9
All directors and executive officers of the Company as a group (eight individuals)	90,118,861	97.2

*	Less than one percent.

(1)

Represents shares beneficially owned by (i) Sponsor, of which this individual is a manager, (ii) HPEP I, of which this individual has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of the general partner of HPEP I’s general partner, (iii) HPEP II, of which this individual has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of the general partner of HPEP II’s general partner and (iv) HighPeak III, of which this individual has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of the general partner of HighPeak III’s general partner, and, therefore, may be deemed to have voting and dispositive power over shares held by such entities. Mr. Hightower disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)

Includes (i) 2,336 shares of HighPeak Energy common stock and (ii) 2,336 warrants to purchase shares of HighPeak Energy common stock, exercisable within sixty days of the date hereof, beneficially owned by Mr. Hightower’s family member. Mr. Hightower disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)	Includes 5,953,495 shares of HighPeak Energy common stock issuable upon the exercise of stock options that have been vested as of the date hereof.

(4)

Includes (i) 100,000 shares of HighPeak Energy common stock and (ii) 100,000 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

(5)	Includes 276,223 shares of HighPeak Energy common stock.

(6)

Includes (i) 1,000 shares of HighPeak Energy common stock and (ii) 1,000 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

(7)

Includes (i) 13,000 shares of HighPeak Energy common stock and (ii) 13,000 warrants to purchase shares of HighPeak Energy common stock, exercisable within sixty days of the date hereof, held through a personal investment vehicle. Mr. Woodard disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(8)

Includes an aggregate of 433,334 shares of HighPeak Energy common stock issuable upon the exercise of stock options, of which (i) 216,667 shares of HighPeak Energy common stock issuable upon the exercise of stock options that have been vested as of the date hereof and (ii) 216,667 shares of HighPeak Energy common stock issuable upon the exercise of the stock options are exercisable within sixty days of the date hereof.

(9)

Includes (i) 500 shares of HighPeak Energy common stock and (ii) 500 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

(10)

Includes (i) 42,396 shares of HighPeak Energy common stock and (ii) 15,000 warrants to purchase shares of HighPeak Energy common stock, exercisable within sixty (60) days of the date hereof, beneficially owned through a family trust. Mr. Covington disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(11)

Includes (i) 21,802 shares of HighPeak Energy common stock and (ii) 33,768 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

(12)

Includes (i) 200 shares of HighPeak Energy common stock and (ii) 200 warrants to purchase shares of HighPeak Energy common stock, exercisable within sixty days of the date hereof, beneficially owned by family members of Mr. Hollis. Mr. Hollis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(13)

Includes an aggregate of 833,334 shares of HighPeak Energy common stock issuable upon the exercise of stock options, of which (i) 416,667 shares of HighPeak Energy common stock issuable upon the exercise of stock options that have been vested as of the date hereof and (ii) 416,667 shares of HighPeak Energy common stock issuable upon the exercise of the stock options exercisable within sixty days of the date hereof.

(14)

Includes (i) 2,000 shares of HighPeak Energy common stock and (ii) 2,000 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

(15)

Includes 39,642,461 shares owned by HighPeak I and 4,856,000 shares owned by Sponsor, both of which are wholly owned subsidiaries of HPEP I. The general partner of HighPeak I is HighPeak Energy GP, LLC, which is a wholly owned subsidiary of HPEP I. The general partner of HPEP I is HighPeak Energy Partners GP, LP, whose general partner is HighPeak GP, LLC (“HP GP I”). Jack Hightower has the right to appoint all of the managers to the board of managers of HP GP I and is one of three managers of HP GP I. Mr. Hightower has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of HP GP I at any given time, which acts by majority vote. As a result, Mr. Hightower may be deemed to have or share beneficial ownership of the securities held directly by HPEP I. Mr. Hightower disclaims any such beneficial ownership of such securities to the extent of his pecuniary interest therein.

(16)

The general partner of HighPeak II is HighPeak Energy GP II, LLC, which is a wholly owned subsidiary of HPEP II. The general partner of HPEP II is HighPeak Energy Partners GP II, LP, whose general partner is HP GP II. Mr. Hightower has the right to appoint all of the managers of HP GP II. Mr. Hightower has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of HP GP II at any given time, which acts by majority vote. As a result, Mr. Hightower may be deemed to have or share beneficial ownership of the securities held directly by HPEP II. Mr. Hightower disclaims any such beneficial ownership of such securities to the extent of his pecuniary interest therein.

(17)

The general partner of HighPeak III is HP GP III. Mr. Hightower has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of HP GP III at any given time, which will act by majority vote. As a result, Mr. Hightower may be deemed to have or share beneficial ownership of the securities held directly by HighPeak III. Mr. Hightower disclaims any such beneficial ownership of such securities to the extent of this pecuniary interest therein.

(18)

Includes (i) 500,000 shares of HighPeak Energy common stock and (ii) 500,000 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

(19)

Represents 5,500,000 shares of HighPeak Energy common stock and 5,500,000 warrants owned by the John Paul DeJoria Family Trust at the Closing of the business combination. The address of the John Paul DeJoria Family Trust is 109 W. 7th St., Suite 200, Georgetown, Texas 78626.

(20)

Includes (i) 5,500,000 shares of HighPeak Energy common stock and (ii) 5,500,000 warrants to purchase shares of HighPeak Energy common stock, issuable upon the exercise of the warrants exercisable within sixty days of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Compensation arrangements with our named executive officers and directors are described elsewhere in this prospectus.

See “Security Ownership of Certain Beneficial Owners and Management” for information regarding the ownership of our securities by our control persons.

Participation in this Offering

Certain of our existing stockholders, including the John Paul DeJoria Family Trust, Jack Hightower and Michael L. Hollis, and entities affiliated with them, have indicated an interest in purchasing an aggregate of up to $3,400,000 in shares in this offering at the public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons or entities, or any of these persons or entities may determine to purchase more, less or no shares in this offering. The underwriters will receive a reduced underwriting discount on any shares purchased by these persons or entities as compared to any other shares sold to the public in this offering.

Business Combination Agreement

Pursuant to the Business Combination Agreement, by and among (i) Pure, (ii) the Company, (iii) MergerSub, (iv) the HPK Contributors and (v) solely for the limited purposes specified therein, the HPK Representative, among other things, (a) MergerSub merged with and into Pure, with Pure surviving as a wholly owned subsidiary of the Company, (b) each outstanding share of Pure’s Class A common stock and Class B common stock (other than certain shares of Class B common stock that were surrendered for cancellation by Sponsor) were converted into the right to receive (A) one HighPeak Energy common stock (and cash in lieu of fractional shares), and (B) solely with respect to each outstanding share of Pure’s Class A common stock, (i) a cash amount, without interest, equal to $0.62, which represented the amount by which the per-share redemption value of Pure’s Class A common stock at the Closing exceeded $10.00 per share, without interest, in each case, totaling approximately $767,902, (ii) one CVR for each one whole share of HighPeak Energy common stock (excluding fractional shares) issued to holders of Pure’s Class A common stock pursuant to clause (A), representing the right to receive additional shares of HighPeak Energy common stock (or such other specified consideration as is specified with respect to certain events) for Qualifying CVR Holders if necessary to satisfy the Preferred Returns, as measured at the applicable maturity, which will occur on a date to be specified and which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or in certain circumstances after the occurrence of certain change of control events with respect to the Company’s business, including certain mergers, consolidations and asset sales (with an equivalent number of shares of HighPeak Energy common stock held by HighPeak I and HighPeak II being collectively forfeited) and (iii) one warrant to purchase HighPeak Energy common stock for each one whole share of HighPeak Energy common stock (excluding fractional shares) issued to holders of Pure’s Class A common stock pursuant to clause (A), (c) the HPK Contributors (A) contributed their limited partner interests in HPK LP to the Company in exchange for HighPeak Energy common stock and the general partner interests in HPK LP to a wholly owned subsidiary of the Company in exchange for no consideration, and (B) contributed the outstanding Sponsor Loans (as defined in the Business Combination Agreement) in exchange for HighPeak Energy common stock and such Sponsor Loans were cancelled in connection with the Closing and (d) following the consummation of the foregoing transactions, the Company caused HPK LP to merge with and into HighPeak Energy Acquisition Corp. (as successor to Pure) and all interests in HPK LP were cancelled in exchange for no consideration.

HighPeak I and HighPeak II collectively received 76,383,054 shares of HighPeak Energy common stock pursuant to the Business Combination Agreement. Further, certain of the Company’s executive officers and directors received the consideration provided by the business combination through their ownership of Class A common stock of Pure. Steven W. Tholen, the Company’s Chief Financial Officer received 5,000 shares of HighPeak Energy common stock, 5,000 CVRs and 5,000 warrants in exchange for the shares of Class A common stock owned by him prior to the business combination. Michael L. Hollis, the Company’s President and member of the Board, received 16,802 shares of HighPeak Energy common stock, 16,802 CVRs and 20,382 warrants in exchange for the shares of Class A common stock and warrants, respectively, of Pure owned by him prior to the business combination. Further, Rodney L. Woodard, the COO of the Company, received 14,000 shares of HighPeak Energy common stock, 14,000 CVRs and 14,000 warrants in exchange for the shares of Class A common stock and warrants, respectively, of Pure owned by him prior to the business combination.

Contingent Value Rights Agreement

At Closing, the Company entered into the Contingent Value Rights Agreement by and among, the Company, Sponsor, HighPeak I, HighPeak II and Continental Stock Transfer & Trust Company, in its capacity as Rights Agent. The CVR Agreement provides for, among other things, the CVRs, which represent contractual rights to receive a contingent payment (in the form of additional shares of common stock, or as otherwise specified in the CVR Agreement) in certain circumstances that were issued to the holders of shares of Class A common stock that participated in the business combination and certain qualified institutional buyers and accredited investors, including certain affiliates and officers of the Company, that purchased forward purchase units of the Company pursuant to the Forward Purchase Agreement. Pursuant to the CVR Agreement, holders of CVRs in whose name a CVR is registered in the CVR registrar maintained by the Rights Agent at any date of determination are provided with a significant valuation protection through the opportunity to obtain additional contingent consideration in the form of additional shares of common stock if the trading price of HighPeak Energy’s common stock is below the price that would provide the holders of CVRs with the Preferred Returns (based on a $10.00 per share price at the closing of the business combination), either at (i) the date to be specified by the CVR Sponsors, which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or (ii) in certain circumstances, the occurrence of certain change of control events with respect to the Company’s business, including certain mergers, consolidation and asset sales. If any additional shares of common stock are issued to Qualifying CVR Holders pursuant to the CVR Agreement, then HighPeak I, HighPeak II and Sponsor will collectively forfeit an equivalent number of shares they own that are currently in escrow to the Company for cancellation. The Preferred Returns could entitle a Qualifying CVR Holder to receive up to 2.125 shares of HighPeak Energy common stock per CVR. By way of example, if the CVR Maturity Date were set at the second anniversary of the Closing, the price of HighPeak Energy’s common stock was $12.00 or higher on such CVR Maturity Date and the Qualifying CVR Holders collectively held 10,209,300 CVRs at such CVR Maturity Date, HighPeak Energy would not issue any additional shares of HighPeak Energy common stock to such Qualifying CVR Holders. However, if the CVR Maturity Date were set at the date that is thirty months following the Closing, the price of HighPeak Energy’s common stock were $4.00 or lower on such CVR Maturity Date and the Qualifying CVR Holders collectively held 10,209,300 CVRs at such CVR Maturity Date, HighPeak Energy would issue an additional 21,694,763 shares of HighPeak Energy common stock (or 2.125 shares of HighPeak Energy common stock per CVR, representing an aggregate value at the downside price of $4.00 per share of up to $127.5 million (i.e., in an amount sufficient to provide the Preferred Returns with respect to 10,209,300 CVRs)), collectively, to such Qualifying CVR Holders and HighPeak I, HighPeak II and Sponsor would collectively forfeit an equivalent number of shares to HighPeak Energy for cancellation. HighPeak I, HighPeak II and Sponsor have collectively placed a number of shares of HighPeak Energy common stock in escrow equal to the maximum number of additional shares of HighPeak Energy common stock issuable pursuant to the Contingent Value Rights Agreement, which Escrowed Shares will be released either to HighPeak Energy for cancellation in connection with the satisfaction of any Preferred Returns or back to HighPeak I, HighPeak II and Sponsor, collectively, as applicable, following the CVR Maturity Date. For more information about the Contingent Value Rights Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Contingent Value Rights Agreement.” The full text of the Contingent Value Rights Agreement is attached to this registration statement of which this prospectus forms a part as Exhibit 10.1  (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

Please see below an illustration of the aggregate number of additional shares of HighPeak Energy common stock that would be issuable to a Qualifying CVR Holder under a number of price scenarios assuming that such Qualifying CVR Holder held one CVR at the CVR Maturity Date (and shown for scenarios in which the CVR Maturity Date is on either August 21, 2022 or February 21, 2023):

CVR Maturity Date at August 21, 2022:

(The share reference price is based on the “Reference Price” as defined in the Contingent Value Rights Agreement, other than the reference prices that are below $4.00, which are shown for illustrative purposes only)

Share Reference Price	CVRs	Total Corresponding Escrowed Shares	Total Corresponding Escrowed Shares Available for Forfeiture to HighPeak Energy	Shares of HighPeak Energy Common Stock to be Issued to Applicable Qualifying CVR Holders	Total Value to Applicable Qualifying CVR Holders
$12.50	1	2.125	2.000	0.000	$12.50
$12.00	1	2.125	2.000	0.000	$12.00
$11.00	1	2.125	2.000	0.091	$12.00
$10.00	1	2.125	2.000	0.200	$12.00
$9.00	1	2.125	2.000	0.333	$12.00
$8.00	1	2.125	2.000	0.500	$12.00
$7.00	1	2.125	2.000	0.714	$12.00
$6.00	1	2.125	2.000	1.000	$12.00
$5.00	1	2.125	2.000	1.400	$12.00
$4.00	1	2.125	2.000	2.000	$12.00
$3.33	1	2.125	2.000	2.000	$10.00
$3.00	1	2.125	2.000	2.000	$9.00

CVR Maturity at February 21, 2023:

Share Reference Price	CVRs	Total Corresponding Escrowed Shares	Total Corresponding Escrowed Shares Available for Forfeiture to HighPeak Energy	Shares of HighPeak Energy Common Stock to be Issued to Applicable Qualifying CVR Holders (1)	Total Value to Applicable Qualifying CVR Holders
$12.50	1	2.125	2.125	0.000	$12.50
$12.00	1	2.125	2.125	0.042	$12.50
$11.00	1	2.125	2.125	0.136	$12.50
$10.00	1	2.125	2.125	0.250	$12.50
$9.00	1	2.125	2.125	0.389	$12.50
$8.00	1	2.125	2.125	0.563	$12.50
$7.00	1	2.125	2.125	0.786	$12.50
$6.00	1	2.125	2.125	1.083	$12.50
$5.00	1	2.125	2.125	1.500	$12.50
$4.00	1	2.125	2.125	2.125	$12.50
$3.20	1	2.125	2.125	2.125	$10.00
$3.00	1	2.125	2.125	2.125	$9.38

(1)

Calculated based on a 2.5-year period rather than a specific number of days occurring during such thirty month period. This amount may vary slightly depending upon the applicable months that are covered in the thirty-month period.

Stockholders’ Agreement

At Closing, Pure’s Sponsor, HighPeak I, HighPeak II, HighPeak III and Jack Hightower (collectively, with each of their respective affiliates and permitted transferees, the “Principal Stockholder Group”), on the one hand, and the Company, on the other hand, entered into the Stockholders’ Agreement, which governs certain rights and obligations following the Closing.

Under the Stockholders’ Agreement, the Principal Stockholder Group will be entitled, based on its percentage ownership of the total amount of HighPeak Energy common stock issued and outstanding immediately following the Closing (the “Original Shares”) and provided that the Original Shares constitute not less than the percentage of the then outstanding total voting securities of the Company set forth below, to nominate a number of directors for appointment to the Board as follows:

●

for so long as (i) the Principal Stockholder Group beneficially owns at least 35% of the Original Shares and (ii) the Original Shares constitute at least 30% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate up to four nominees, and if the Principal Stockholder Group owns less than 50% of the total outstanding voting securities, at least one nominee shall be independent as defined by applicable listing standards;

●

for so long as (i) the Principal Stockholder Group beneficially owns less than 35% but at least 25% of the Original Shares and (ii) the Original Shares constitute at least 25% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate up to three nominees;

●

for so long as (i) the Principal Stockholder Group beneficially owns less than 25% but at least 15% of the Original Shares and (ii) the Original Shares constitute at least 15% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate up to two nominees; and

●

if (i) the Principal Stockholder Group beneficially owns less than 15% but at least 5% of the Original Shares and (ii) the Original Shares constitute at least 7.5% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate one nominee.

If at any time the Principal Stockholder Group owns less than 5% of the Original Shares or the Original Shares constitute less than 7.5% of the Company’s then-outstanding voting securities, it will cease to have any rights to designate individuals for nomination to the Board.

For so long as the Principal Stockholder Group has the right to designate at least one director for nomination under the Stockholders’ Agreement, the Company will take all Necessary Action (as defined therein) to ensure that the number of directors serving on the Board shall not exceed seven. For so long as the Principal Stockholder Group owns a number of shares of HighPeak Energy common stock equal to at least (i) 20% of the Original Shares and (ii) 7.5% of the then-outstanding voting securities of the Company, the Company and the Principal Stockholder Group shall have the right to have a representative appointed to serve on each committee of the Board (other than the audit committee) for which any such representative is eligible pursuant to applicable laws and the Nasdaq. For so long as the Principal Stockholder Group has the right to designate one or more individuals for nomination to the Board, the Principal Stockholder Group shall have the right to appoint one non-voting observer to the Board.

The Stockholders’ Agreement also includes customary restrictions on the transfer of equity securities to certain persons acquiring beneficial ownership. The Stockholders’ Agreement will terminate as to (i) each stockholder upon the time at which the Principal Stockholder Group no longer has the right to designate an individual for nomination to the Board under the Stockholders’ Agreement and (ii) as to a member of the Principal Stockholder Group that no longer owns any of the Original Shares.

Registration Rights Agreement

At Closing, the Company entered into the Registration Rights Agreement, by and among the Principal Stockholder Group and certain other security holders named therein pursuant to which the Company will be obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act all or any portion of the shares of HighPeak Energy common stock that the Holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”). The Company has agreed to file and cause to become effective a registration statement covering the Registrable Securities held by such Holder making a demand for registration, provided that no fewer than the amount of Registrable Securities representing the lesser of (i) $25 million or (ii) all Registrable Securities owned by such Holder, as applicable, are covered under the Holder’s demand for registration. The Holders can submit a request beginning immediately after the Closing. Under the Registration Rights Agreement, the Holders will also have “piggyback” registration rights exercisable at any time that allow them to include the shares of HighPeak Energy common stock that they own in certain registrations initiated by the Company, provided that such Holder elects to include its Registrable Securities in an amount not less than $5 million. Subject to customary exceptions, Holders will also have the right to request one or more underwritten offerings of Registrable Securities, provided, that, they hold at least $5 million in Registrable Securities and each such offering includes a number of Registrable Securities equal to the lesser of (i) $25 million and (ii) all of the Registrable Securities owned by such Holders as of the date of the request. In the event that the sale of registered securities under a registration statement would require disclosure of certain material non-public information not otherwise required to be disclosed, the Company may postpone the effectiveness of the applicable registration statement or require the suspension of sales thereunder. The Company may not delay or suspend a registration statement on more than two occasions for more than sixty consecutive calendar days or more than ninety total calendar days, in each case, during any twelve-month period.

Forward Purchases

In connection with the Closing, the Company also issued shares of HighPeak Energy common stock, warrants and CVRs (the “Forward Purchases”) to certain qualified institutional buyers and accredited investors (the “Forward Purchase Investors”) pursuant to that certain Forward Purchase Agreement.

Prior to the Closing, and subsequent to the Company’s entry into the Forward Purchase Agreement, an aggregate of 8,976,875 forward purchase units (with each forward purchase unit consisting of one share of HighPeak Energy common stock, one warrant and one CVR) were sold, for aggregate consideration of approximately $89.8 million in a private placement pursuant to the Assignment and Joinder agreements under and pursuant to the Forward Purchase Agreement, between such private purchasers and HPEP I. The proceeds from the Forward Purchases were used to fund a portion of the minimum equity consideration condition to Closing required to effect the business combination pursuant to the Business Combination Agreement.

Parties making Forward Purchases include the John Paul DeJoria Family Trust, who acquired 5,500,000 forward purchase units, consisting of 5,500,000 shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs), and certain officers and directors of the Company who acquired shares of HighPeak Energy common stock, warrants and CVRs through the Forward Purchase Agreement. HighPeak III, which is an entity controlled by Jack Hightower, purchased 500,000 forward purchase units, consisting of 500,000 shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs), and Mr. Hightower directly purchased an additional 100,000 forward purchase units, consisting of 100,000 shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs) in his name. Steven W. Tholen and Michael L. Hollis each acquired 10,000 forward purchase units, consisting of 10,000 shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs), respectively, through the Forward Purchase Agreement.

Director Related Party Transaction

Michael Gustin, who is currently a director of HighPeak Energy, provided certain water-reclamation consulting services to members of the HighPeak Group from the years 2017 to 2019 through entities he owns and controls. During such time, these entities received approximately $5 million from members of the HighPeak Group in exchange for these services. Further, the Company’s Audit Committee has approved, and the Company has begun negotiations to enter into an agreement for approximately $500,000 with Pilot Exploration, Inc., a company owned by Michael Gustin; however, no agreement is currently in place.

Indemnification Agreements

At Closing, the Company entered into indemnity agreements (the “Indemnity Agreements”) with each of Messrs. Jack Hightower, Jay M. Chernosky, Keith A. Covington, Michael H. Gustin, Michael L. Hollis and Larry C. Chernosky and Mme. Sharon Fulgham, each of whom is a director of the Company, and Messrs. Steven W. Tholen and Rodney L. Woodard, and in November 2020 an indemnity agreement with Keith Forbes, each of whom is an executive officer of the Company. Each Indemnity Agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations related to the ownership and disposition of shares of our common stock by a Non-U.S. holder (as defined below) and applies only to common stock that is held as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	tax-qualified retirement plans;

●	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	persons subject to the alternative minimum tax;

●	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

●	persons whose functional currency is not the U.S. dollar;

●	real estate investment trusts;

●	regulated investment companies;

●	certain former citizens or long-term residents of the United States; and

●

persons that hold our common stock as part of a straddle (including as a result of holding our CVRs in addition to our common stock), appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of shares of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions on HighPeak Energy Common Stock.

In general, any distributions (including constructive distributions) we make to a Non-U.S. holder of shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends generally will be subject to withholding tax at the rate of 30% of the gross amount of the dividend unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of common stock, which will be treated as described under “—Gain on Sale or Other Taxable Disposition of HighPeak Energy Common Stock” below.

Dividends we pay to a Non-U.S. holder that are effectively connected with such Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) will not be subject to United States withholding tax, provided such Non-U.S. holder complies with certain certification and disclosure requirements including by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. holder is a corporation for U.S. federal income tax purposes, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Taxable Disposition of HighPeak Energy Common Stock.

Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock, unless:

●

the Non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

●

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and is attributable to a U.S. permanent establishment if an applicable treaty so provides); or

●

our common stock constitutes a United States real property interest due to our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. holder in the United States.

A Non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A Non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as shares of our common stock continue to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a Non-U.S. holder who owns, or owned, actually or constructively, at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition thereof as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, such Non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on the disposition of our common stock (as described in the preceding paragraph), and withholding at a rate of 15% would apply to the gross proceeds received. It is unclear how a holder’s ownership of any CVRs or warrants will affect the determination of whether such holder owns more than 5% of our common stock. In addition, special rules may apply in the case of a disposition of CVRs or warrants if our common stock is considered to be regularly traded, but such other securities are not considered to be regularly traded. We can provide no assurance as to our future status as a USRPHC or as to whether our common stock, CVRs, or warrants will be treated as regularly traded.

Non-U.S. holders should consult their tax advisors regarding the tax consequences related to ownership in a USRPHC.

Information Reporting and Backup Withholding.

Any dividends paid to a Non-U.S. holder must be reported annually to the IRS and to the Non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. holder resides or is established. Payments of dividends to a Non-U.S. holder generally will not be subject to backup withholding if the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a Non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. holder is not a United States person and certain other conditions are met, or the Non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other disposition of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, acting as the representative of the several underwriters named below, with respect to the shares of common stock subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of shares of our common stock provided below opposite their respective names.

Underwriter	Number of Shares
Roth Capital Partners, LLC
Northland Securities, Inc.
Seaport Global Securities
Total	1,700,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

We have granted the underwriters an option to buy up to an additional 255,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After this offering, the public offering price, concession and reallowance to dealers may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

	Per Share(1)		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$

(1)	The underwriting discount is reduced in connection with proceeds from certain of our existing stockholders, including entities affiliated with them or certain of our officers and directors.

We have also agreed to reimburse the underwriters for certain out-of-pocket expenses, including the fees and disbursements of their counsel, up to an aggregate of $250,000. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount and commissions referred to above, will be approximately $            .

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, during the period ending forty-five days after the date of this prospectus (the “Lock-Up Period”) (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) request effectiveness of any filed registration statement (other than registration statements on Form S-8 relating to the issuance of stock options or other equity awards to employees) with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock. These restrictions do not apply to: (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants or other outstanding convertible securities disclosed in this prospectus (iii) the issuance of employee stock options not exercisable during the Lock-Up Period and the grant of restricted stock awards or restricted stock units or shares of common stock pursuant to equity incentive plans disclosed herein, or (iv) the issuance of shares as full or partial consideration for, or to fund all or a portion of any cash consideration for, any acquisition consummated by us during the Lock-Up Period.

In addition, each of our directors and executive officers, and certain of our stockholders, have agreed not to, during the Lock-Up Period:  (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common stock (including, without limitation, common stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such securities; or (iii) make any demand for or exercise any right with respect to the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.  These restrictions do not apply to (i) transfers of such securities (A) as a bona fide gift or gifts; (B) to any trust for the direct or indirect benefit of the holder or the immediate family of the holder; (C) by will or intestacy; (ii) the exercise of stock options granted pursuant to our equity incentive plans; (iii) cashless “net” exercises of options and warrants; and (iv) the receipt of any of our securities including, but not limited to, common stock and stock options granted pursuant to our equity incentive plans, and warrants exercisable for our common stock.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ website and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

The underwriters may also engage in passive market making transactions in our common stock. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

●

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

●	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

●	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

●

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

●

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent for our securities is Continental Stock Transfer & Trust Company.

LEGAL MATTERS

Certain legal matters relating to the validity of HighPeak Energy’s common stock covered by this registration statement will be passed upon for HighPeak Energy by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by K&L Gates LLP, Irvine, California.

EXPERTS

The balance sheet of HighPeak Energy, Inc. as of December 31, 2020 and the related consolidated and combined statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2020 and December 31, 2019 (Predecessor Company) included in this prospectus have been audited by Weaver and Tidwell, L.L.P., independent registered public accounting firm, as stated in their report appearing herein and is included upon reliance of the report of such firm.

The information included herein regarding estimated quantities of proved reserves of HighPeak Energy, Inc., the future net revenues from those reserves and their present value as of December 31, 2020 (i) based on SEC pricing, are based on the proved reserves report prepared by Cawley, Gillespie & Associates, Inc., and (ii) based on management pricing, are based on the proved reserves report prepared by management and audited by Cawley, Gillespie & Associates, Inc. These estimates are included herein in reliance upon the authority of such firm as an expert in these matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

HighPeak Energy files reports, proxy statements, prospectuses and other information with the SEC as required by the Exchange Act. You can read HighPeak Energy’s SEC filings, including this prospectus, over the Internet at the SEC’s website at www.sec.gov. We also plan to make such filings available on our website at www.highpeakenergy.com. Information on our website does not constitute part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020	F-2

Unaudited Condensed Consolidated and Combined Statements of Operations for the three and six months ended June 30, 2021 and 2020	F-3

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity for the three and six months ended June 30, 2021	F-4

Unaudited Condensed Consolidated Statement of Changes in Partners’ Capital for the three and six months ended June 30, 2020	F-5

Unaudited Condensed Consolidated and Combined Statements of Cash Flows for the three and six months ended June 30, 2021 and 2020	F-6

Notes to Condensed Consolidated and Combined Financial Statements	F-7

Report of Independent Registered Public Accounting Firm	F-22

Audited Consolidated Balance Sheets as of December 31, 2020 and 2019	F-23

Audited Consolidated and Combined Statements of Operations for the years ended December 31, 2020 and 2019	F-24

Audited Consolidated and Combined Statements of Changes in Partners’ Capital for the period from January 1, 2020 through August 21, 2020 and the year ended December 31, 2019	F-25

Audited Consolidated Statement of Changes in Stockholders’ Equity for the period from August 22, 2020 through December 31, 2020	F-26

Audited Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-27

Notes to Consolidated and Combined Financial Statements	F-28

HighPeak Energy, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share data)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$12,842	$19,552
Accounts receivable	23,786	7,722
Subscription receivable	-	3,596
Prepaid expenses	1,062	2,254
Inventory	217	121
Deposits	50	50
Total current assets	37,957	33,295
Oil and natural gas properties, using the successful efforts method of accounting:
Proved properties	497,938	367,372
Unproved properties	114,435	152,741
Accumulated depletion, depreciation and amortization	(47,200)	(17,477)
Total oil and natural gas properties, net	565,173	502,636
Other property and equipment, net	1,057	1,092
Other noncurrent assets	236	907
Total assets	$604,423	$537,930
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable - trade	$18,018	$7,581
Accrued liabilities	20,727	12,374
Derivatives	12,558	-
Other current liabilities	3,037	2,480
Total current liabilities	54,340	22,435
Noncurrent liabilities:
Long-term debt, net	11,918	-
Deferred income taxes	41,432	38,898
Asset retirement obligations	2,965	2,293
Other	26	78
Commitments and contingencies (Note 10)
Stockholders' equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding at June 30, 2021 and December 31, 2020	-	-
Common stock, $0.0001 par value, 600,000,000 shares authorized, 92,728,781 and 91,967,565 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	9	9
Additional paid-in capital	590,455	581,426
Accumulated deficit	(96,722)	(107,209)
Total stockholders' equity	493,742	474,226
Total liabilities and stockholders' equity	$604,423	$537,930

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.
Condensed Consolidated and Combined Statements of Operations (in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	Successor	Predecessor	Successor	Predecessor
Operating Revenues:
Crude oil sales	$46,985	$938	$71,855	$5,462
NGL and natural gas sales	1,285	6	2,132	105
Total operating revenues	48,270	944	73,987	5,567
Operating Costs and Expenses:
Oil and natural gas production	4,692	1,814	6,919	4,203
Production and ad valorem taxes	2,543	94	4,207	402
Exploration and abandonments	463	1	654	4
Depletion, depreciation and amortization	16,857	1,735	29,820	5,091
Accretion of discount on asset retirement obligations	37	35	72	69
General and administrative	1,617	1,412	3,376	4,273
Stock-based compensation	1,023	-	1,989	-
Total operating costs and expenses	27,232	5,091	47,037	14,042
Income (loss) from operations	21,038	(4,147)	26,950	(8,475)
Interest income	-	-	1	-
Interest expense	(152)	-	(206)	-
Derivative loss, net	(13,596)	-	(13,596)	-
Other expense	(127)	-	(127)	(76,503)
Income (loss) before income taxes	7,163	(4,147)	13,022	(84,978)
Income tax expense	1,420	-	2,535	-
Net income (loss)	$5,743	$(4,147)	$10,487	$(84,978)
Earnings per share:
Basic net income	$0.06		$0.11
Diluted net income	$0.06		$0.10

Weighted average shares outstanding:
Basic	92,676		92,634
Diluted	92,676		92,830

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.
Condensed Consolidated Statement of Changes in Stockholders' Equity (Successor)
(in thousands)
(Unaudited)

Three and Six Months Ended June 30, 2021
	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance, December 31, 2020	91,968	$9	$581,426	$(107,209)	$474,226
Exercise of warrants	554	-	5,466	-	5,466
Stock-based compensation costs:
Shares issued upon options being exercised	154	-	1,574	-	1,574
Compensation costs included in net income	-	-	966	-	966
Net income	-	-	-	4,744	4,744
Balance, March 31, 2021	92,676	9	589,432	(102,465)	486,976
Stock-based compensation costs:
Restricted shares issued to outside directors	53	-	-	-	-
Compensation costs included in net income	-	-	1,023	-	1,023
Net income	-	-	-	5,743	5,743
Balance, June 30, 2021	92,729	$9	$590,455	$(96,722)	$493,742

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.
Condensed Consolidated Statement of Changes in Partners' Capital (Predecessor)
(in thousands)
(Unaudited)

Three and Six Months Ended June 30, 2020
	General Partner Capital	Limited Partners' Capital	Total Partners' Capital
Balance, December 31, 2019	$-	$464,716	$464,716
Cash capital contributions	-	54,000	54,000
Net loss	-	(80,831)	(80,831)
Balance, March 31, 2020	-	437,885	437,885
Net loss	-	(4,147)	(4,147)
Balance, June 30, 2020	$-	$433,738	$433,738

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.
Condensed Consolidated and Combined Statements of Cash Flows (in thousands)
(Unaudited)

	Six Months Ended June 30,
	2021	2020
	Successor	Predecessor
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,487	$(84,978)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Exploration and abandonment expense	369	4
Depletion, depreciation and amortization expense	29,820	5,091
Accretion expense	72	69
Stock-based compensation expense	1,989	-
Amortization of debt issuance costs	77	-
Derivative-related activity	12,558	-
Loss on terminated acquisition	-	76,500
Deferred income taxes	2,535	-
Changes in operating assets and liabilities:
Accounts receivable	(16,064)	2,886
Prepaid expenses, inventory and other current assets	(366)	(3,621)
Accounts payable and accrued liabilities	5,803	(763)
Net cash provided by (used in) operating activities	47,280	(4,812)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to oil and natural gas properties	(89,959)	(49,016)
Changes in working capital associated with oil and natural gas property additions	15,223	7,652
Acquisitions of oil and natural gas properties	(2,070)	(3,298)
Other property additions	(61)	(50)
Issuance of notes receivable	-	(5,907)
Extension payment on acquisition	-	(15,000)
Net cash used in investing activities	(76,867)	(65,619)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facility	14,000	-
Proceeds from exercises of warrants	5,466	-
Proceeds from subscription receivable from exercises of warrants	3,596	-
Proceeds from exercises of stock options	1,574	-
Debt issuance costs	(1,759)	-
Contributions from partners	-	54,000
Net cash provided by financing activities	22,877	54,000
Net decrease in cash and cash equivalents	(6,710)	(16,431)
Cash and cash equivalents, beginning of period	19,552	22,711
Cash and cash equivalents, end of period	$12,842	$6,280

Supplemental disclosure of certain cash and non-cash transactions:
Cash paid for interest	$133	$-
Cash paid (received) for income taxes	$-	$-
Non-cash additions to asset retirement obligations	$600	$97

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HIGHPEAK ENERGY, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. Organization and Nature of Operations

HighPeak Energy, Inc. ("HighPeak Energy" the "Company," or the “Successor”) is a Delaware corporation, initially formed in October 2019 as a wholly owned subsidiary of Pure Acquisition Corp (“Pure”), a Delaware corporation, formed in November 2017, which was a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Pure and one or more businesses. See the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 regarding the business combination which resulted in the Company becoming the parent company and Pure becoming a wholly owned subsidiary along with the businesses acquired.

HighPeak Energy’s common stock and warrants are listed and traded on the Nasdaq Global Market (the "Nasdaq") under the ticker symbols “HPK” and “HPKEW,” respectively. HighPeak Energy’s Contingent Value Rights (“CVRs”) are currently traded on the Over-The-Counter market under the ticker symbol “HPKER,” although the Company has applied for listing on the Nasdaq. The Company is an independent oil and natural gas exploration and production company that explores for, develops and produces oil, NGL and natural gas in the Permian Basin in West Texas, more specifically, the Midland Basin. Our acreage is composed of two core areas, Flat Top to the north and Signal Peak to the south.

NOTE 2. Basis of Presentation and Summary of Significant Accounting Policies

Presentation. In the opinion of management, the unaudited interim condensed consolidated and combined financial statements of the Company as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 (Successor), and for the three and six months ended June 30, 2020 (Predecessor) include all adjustments and accruals, consisting only of normal, recurring adjustments and accruals necessary for a fair presentation of the results for the interim periods in conformity with generally accepted accounting principles in the United States ("GAAP"). The operating results for the three and six months ended June 30, 2021 are not indicative of results for a full year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). These unaudited interim condensed consolidated and combined financial statements should be read together with the consolidated and combined financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Principles of consolidation. The condensed consolidated and combined financial statements include the accounts of the Company and its wholly owned subsidiaries since August 22, 2020, and its Predecessors and their wholly owned subsidiaries since their acquisition or formation for all periods prior to and including August 21, 2020. All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior period amounts to conform to the current period’s presentation.

Use of estimates in the preparation of financial statements. Preparation of the Company's unaudited interim condensed consolidated and combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Depletion of oil and natural gas properties and evaluations for impairment of proved and unproved oil and natural gas properties, in part, is determined using estimates of proved, probable and possible oil, NGL and natural gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved, probable and possible reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and natural gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves, commodity price outlooks and future undiscounted and discounted net cash flows. Other items subject to such estimates and assumptions include, but are not limited to, the carrying value of oil and natural gas properties, asset retirement obligations, equity-based compensation, fair value of derivatives and estimates of income taxes. Actual results could differ from the estimates and assumptions utilized.

Cash and cash equivalents. The Company’s cash and cash equivalents include depository accounts held by banks with original issuance maturities of 90 days or less.  The Company’s cash and cash equivalents are generally held in financial institutions in amounts that may exceed the insurance limits of the Federal Deposit Insurance Corporation.  However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected.

Accounts receivable. As of June 30, 2021 and December 31, 2020, the Company’s accounts receivables primarily consist of amounts due from the sale of crude oil, NGL and natural gas of $16.3 million and $4.2 million, respectively, and are based on estimates of sales volumes and realized prices the Company anticipates it will receive, joint interest receivables of $4.2 million and $345,000, respectively, a current U.S. federal income tax receivable of $3.2 million and $3.2 million, respectively, and other receivables of $123,000 and zero, respectively. The Company’s share of oil, NGL and natural gas production is sold to various purchasers who must be prequalified under the Company’s credit risk policies and procedures. The Company’s credit risk related to collecting accounts receivables is mitigated by using credit and other financial criteria to evaluate the credit standing of the entity obligated to make payment on the accounts receivable, and where appropriate, the Company obtains assurances of payment, such as a guarantee by the parent company of the counterparty or other credit support. The Company routinely reviews outstanding balances and establishes allowances for bad debts equal to the estimable portions of accounts receivable for which failure to collect is considered probable. As of June 30, 2021 and December 31, 2020, the Company had no allowance for doubtful accounts.

Subscription receivable.  In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) 505-10-45-2, “Receivables for Issuance of Equity,” the Company recorded a subscription receivable as of December 31, 2020 related to the exercise of warrants prior to December 31, 2020 as the cash was collected before the financial statements were issued or available to be issued.  Prior to December 31, 2020, a total of 312,711 warrants were exercised for cash proceeds of $3.6 million.  Due to the timing of the exercises, the shares underlying the warrants were issued in December 2020 and the proceeds were received subsequent to December 31, 2020.  The outstanding proceeds were recorded as a subscription receivable in the accompanying balance sheets as of December 31, 2020. There is no subscription receivable as of June 30, 2021 as all cash related to exercises of warrants was received prior to the balance sheet date.

Inventory. Inventory is comprised primarily of oil and natural gas drilling or repair items such as tubing, casing, proppant used to fracture-stimulate oil and natural gas wells, water, chemicals, operating supplies and ordinary maintenance materials and parts. The materials and supplies inventory is primarily acquired for use in future drilling or repair operations and is carried at the lower of cost or net realizable value, on a weighted average cost basis. Valuation allowances for materials and supplies inventories are recorded as reductions to the carrying values of the materials and supplies inventories in the Company’s condensed consolidated balance sheet and as charges to other expense in the condensed consolidated statements of operations. The Company’s materials and supplies inventory as of June 30, 2021 and December 31, 2020 is $217,000 and $121,000, respectively, and the Company has not recognized any valuation allowance to date.

Oil and natural gas properties. The Company utilizes the successful efforts method of accounting for its oil and natural gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized while nonproductive exploration costs and geological and geophysical expenditures are expensed.

The Company does not carry the costs of drilling an exploratory well as an asset in its consolidated balance sheet following the completion of drilling unless both of the following conditions are met: (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (ii) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

Due to the capital-intensive nature and the geographical location of certain projects, it may take an extended period of time to evaluate the future potential of an exploration project and the economics associated with making a determination on its commercial viability. In these instances, the project’s feasibility is not contingent upon price improvements or advances in technology, but rather the Company’s ongoing efforts and expenditures related to accurately predict the hydrocarbon recoverability based on well information, gaining access to other companies’ production data in the area, transportation or processing facilities and/or getting partner approval to drill additional appraisal wells. These activities are ongoing and are being pursued constantly. Consequently, the Company’s assessment of suspended exploratory well costs is continuous until a decision can be made that the project has found sufficient proved reserves to sanction the project or is noncommercial and is charged to exploration and abandonment expense. See Note 6 for additional information.

The capitalized costs of proved properties are depleted using the unit-of-production method based on proved reserves for leasehold costs and proved reserves for drilling, completion and other oil and natural gas property costs. Costs of unproved leasehold costs are excluded from depletion until proved reserves are established or, if unsuccessful, impairment is determined.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion, depreciation and amortization, if doing so does not materially impact the depletion rate of an amortization base. Generally, no gain or loss is recorded until an entire amortization base is sold. However, gain or loss is recorded from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

The Company performs assessments of its long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In these circumstances, the Company recognizes an impairment charge for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Unproved oil and natural gas properties are periodically assessed for impairment on a project-by-project basis. These impairment assessments are affected by the results of exploration activities, commodity price outlooks, planned future sales or expirations of all or a portion of such projects. If the estimated future net cash flows attributable to such projects are not expected to be sufficient to fully recover the costs invested in each project, the Company will recognize an impairment charge at that time.

Other property and equipment, net. Other property and equipment is recorded at cost. The carrying values of other property and equipment, net of accumulated depreciation of $334,000 and $237,000 as of June 30, 2021 and December 31, 2020, respectively, are as follows (in thousands):

	June 30, 2021	December 31, 2020
Land	$731	$725
Information technology	208	292
Transportation equipment	92	41
Leasehold improvements	17	24
Field equipment	9	10
Total other property and equipment, net	$1,057	$1,092

Other property and equipment is depreciated over its estimated useful life on a straight-line basis. Land is not depreciated. Information technology is generally depreciated over three years, transportation equipment is generally depreciated over five years and field equipment is generally depreciated over seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the underlying terms of the associated leases.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recorded is measured by the amount by which the carrying amount of the asset exceeds its estimated fair value. The estimated fair value is determined using either a discounted future cash flow model or another appropriate fair value method.

Debt issuance costs. The Company has paid a total of $2.2 million in debt issuance costs, $1.8 million of which was incurred during the six months ended June 30, 2021, related to its revolving credit facility. Amortization based on the straight-line method over the term of the revolving credit facility which approximates the effective interest method was $77,000 and zero during the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the net debt issuance costs are netted against the outstanding long-term debt on the accompanying balance sheet in accordance with GAAP. As of December 31, 2020, the net debt issuance costs are included in noncurrent assets on the accompanying consolidated balance sheet due to the fact that the revolving credit facility was undrawn at the time. See Note 7 for additional information regarding the Company’s revolving credit facility.

Leases. The Company enters into leases for drilling rigs, storage tanks, equipment and buildings and recognizes lease expense on a straight-line basis over the lease term. Lease right-of-use assets and liabilities are initially recorded on the lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s lease contracts do not provide an implicit discount rate, the Company uses its incremental borrowing rate, which is determined based on information available at the commencement date of a lease. Leases may include renewal, purchase or termination options that can extend or shorten the term of a lease. The exercise of those options is at the Company’s sole discretion and is evaluated at inception and throughout the contract to determine if a modification of the lease term is required. Leases with an initial term of 12 months or less are not recorded as lease right-of-use assets and liability. See Note 10 for additional information.

Accounts payable, accrued liabilities and derivative liabilities. Accounts payable, accrued liabilities and derivative liabilities as of June 30, 2021 and December 31, 2020 totaled approximately $54.3 million and $22.4 million, respectively, including trade accounts payable, derivative liabilities, revenues payable and accruals for capital expenditures, operating and general and administrative expenses, operating leases and other miscellaneous items.

Asset retirement obligations. The Company records a liability for the fair value of an asset retirement obligation in the period in which the associated asset is acquired or placed into service, if a reasonable estimate of fair value can be made. Asset retirement obligations are generally capitalized as part of the carrying value of the long-lived asset to which it relates. Conditional asset retirement obligations meet the definition of liabilities and are recorded when incurred and when fair value can be reasonably estimated. See Note 8 for additional information.

Revenue recognition. The Company follows FASB ASC 606, “Revenue from Contracts with Customers,” (“ASC 606”) whereby the Company recognizes revenues from the sales of oil and natural gas to its purchasers and presents them disaggregated on the Company’s condensed consolidated and combined statements of operations.

The Company enters into contracts with purchasers to sell its oil and natural gas production. Revenue on these contracts is recognized in accordance with the five-step revenue recognition model prescribed in ASC 606. Specifically, revenue is recognized when the Company’s performance obligations under these contracts are satisfied, which generally occurs with the transfer of control of the oil and natural gas to the purchaser. Control is generally considered transferred when the following criteria are met: (i) transfer of physical custody, (ii) transfer of title, (iii) transfer of risk of loss and (iv) relinquishment of any repurchase rights or other similar rights. Given the nature of the products sold, revenue is recognized at a point in time based on the amount of consideration the Company expects to receive in accordance with the price specified in the contract. Consideration under the oil and natural gas marketing contracts is typically received from the purchaser one to two months after production. As of June 30, 2021 and December 31, 2020, the Company had receivables related to contracts with purchasers of approximately $16.3 million and $4.2 million, respectively.

Oil Contracts. The Company’s oil marketing contracts transfer physical custody and title at or near the wellhead, which is generally when control of the oil has been transferred to the purchaser. The oil produced is sold under contracts using market-based pricing which is then adjusted for the differentials based upon delivery location and oil quality. Since the differentials are incurred after the transfer of control of the oil, the differentials are included in oil sales on the consolidated and combined statements of operations as they represent part of the transaction price of the contract.

Natural Gas Contracts. The majority of the Company’s natural gas is sold at the lease location, which is generally when control of the natural gas has been transferred to the purchaser. The natural gas is sold under (i) percentage of proceeds processing contracts or (ii) a hybrid of percentage of proceeds and fee-based contracts. Under the majority of the Company’s contracts, the purchaser gathers the natural gas in the field where it is produced and transports it to natural gas processing plants where NGL products are extracted. The NGL products and remaining residue natural gas are then sold by the purchaser. Under percentage of proceeds and hybrid percentage of proceeds and fee-based contracts, the Company receives a percentage of the value for the extracted liquids and the residue natural gas. Since control of the natural gas transfers upstream of the transportation and processing activities, revenue is recognized as the net amount received from the purchaser.

The Company does not disclose the value of unsatisfied performance obligations under its contracts with customers as it applies the practical exemption in accordance with ASC 606. The exemption, as described in ASC 606-10-50-14(a), applies to variable consideration that is recognized as control of the product is transferred to the customer. Since each unit of product represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Derivatives. All of the Company’s derivatives are accounted for as non-hedge derivatives and are recorded at estimated fair value in the condensed consolidated balance sheets. All changes in the fair values of its derivative contracts are recorded as gains or losses in the earnings of the periods in which they occur. The Company enters into derivatives under master netting arrangements, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparty. The Company classifies the fair value amounts of derivative assets and liabilities executed under master netting arrangements as net current or noncurrent derivative assets or net current of noncurrent derivative liabilities, whichever the case may be, by commodity and counterparty.

The Company’s credit risk related to derivatives is a counterparties’ failure to perform under derivative contracts owed to the Company. The Company uses credit and other financial criteria to evaluate the credit standing of, and to select, counterparties to its derivative instruments. Although the Company does not obtain collateral or otherwise secure the fair value of its derivative instruments, associated credit risk is mitigated by the Company’s credit risk policies and procedures.

The Company has entered into International Swap Dealers Association Master Agreements (“ISDA Agreements”) with each of its derivative counterparties. The terms of the ISDA Agreements provide the Company and the counterparties with rights of set off upon the occurrence of defined acts of default by either the Company or a counterparty to a derivative, whereby the party not in default may set off all derivative liabilities owed to the defaulting party against all derivative asset receivables from the defaulting party. See Note 5 for additional information.

Income taxes. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on projected future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not (likelihood of greater than 50 percent) that some portion or all the deferred tax assets will not be realized. The Company has not established a valuation allowance as of June 30, 2021 and December 31, 2020.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. If all or a portion of the unrecognized tax benefit is sustained upon examination by the taxing authorities, the tax benefit will be recognized as a reduction to the Company’s deferred tax liability and will affect the Company’s effective tax rate in the period it is recognized. See Note 13 for addition information.

The Company records any tax-related interest charges as interest expense and any tax-related penalties as other expense in the condensed consolidated and combined statements of operations of which there have been none to date.

Prior to August 21, 2020, the Predecessors did not record a provision for U.S. federal income tax because the Predecessors were treated as partnerships for U.S. federal income tax purposes and, as such, the partners of the Predecessors reported their share of the Company’s income or loss on their respective income tax returns. The Predecessors were required to file tax returns on Form 1065 with the Internal Revenue Service (“IRS”). The 2017 to 2019 tax years remain open to examination.

The Predecessors recognize in their condensed consolidated and combined financial statements the effect of a tax position, if that position is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Tax positions taken related to the Predecessors’ status as limited partnerships, and state filing requirements have been reviewed, and management is of the opinion that they would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax benefits for periods prior to August 21, 2020. Under the new centralized partnership audit rules effective for tax years beginning after 2017, the IRS assesses and collects underpayments of tax from the partnership instead of from each partner. The partnership may be able to pass the adjustments through to its partners by making a push-out election or, if eligible, by electing out of the centralized partnership audit rules. The collection of tax from the partnership is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on partnership income, regardless of who pays the tax or when the tax is paid, is attributed to the partners. Any payment made by the Company as a result of an IRS examination will be treated as an expense from the Company in the condensed consolidated and combined financial statements.

The Company is also subject to Texas Margin Tax. The Company realized no Texas Margin Tax in the accompanying condensed consolidated and combined financial statements as we do not anticipate owing any Texas Margin Tax for the periods presented.

Stock-based compensation. Stock-based compensation expense for stock option awards is measured at the grant date or modification date, as applicable, using the fair value of the award, and is recorded, net of forfeitures, on a straight-line basis over the requisite service period of the respective award. The fair value of stock option awards is determined on the grant date or modification date, as applicable, using a Black-Scholes option valuation model with the following inputs; (i) the grant date’s closing stock price, (ii) the exercise price of the stock options, (iii) the expected term of the stock option, (iv) the estimated risk-free adjusted interest rate for the duration of the option’s expected term, (v) the expected annual dividend yield on the underlying stock and (vi) the expected volatility over the option’s expected term.

Stock-based compensation for HighPeak Energy common stock issued to directors with no restrictions thereon, is measured at the grant date using the fair value of the award and is recognized as stock-based compensation in the accompanying financial statements immediately. Stock-based compensation for restricted stock awarded to outside directors is measured at the grant date using the fair value of the award and is recognized on a straight-line basis over the requisite service period of the respective award.

Segments. Based on the Company’s organizational structure, the Company has one operating segment, which is oil and natural gas development, exploration and production. In addition, the Company has a single, company-wide management team that allocates capital resources to maximize profitability and measures financial performance as a single enterprise.

Impact of the COVID-19 Pandemic. A novel strain of the coronavirus disease 2019 ("COVID-19") surfaced in late 2019 and spread around the world, including to the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic significantly affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. In addition, the COVID-19 pandemic resulted in travel restrictions, business closures and other restrictions that have disrupted the demand for oil throughout the world and when combined with pressures on the global supply-demand balance for oil and related products, resulted in significant volatility in oil prices beginning late February 2020. The length of this demand disruption is unknown, and there is significant uncertainty regarding the long-term impact of the effects of the COVID-19 pandemic to global oil demand.

Adoption of new accounting standards. In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740).” The new guidance simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, hybrid taxes, and the recognition of deferred tax liabilities for outside basis differences.  It also clarifies and simplifies other aspects of the accounting for income taxes.  Amendments are to be applied prospectively, except for certain amendments that are to be applied either retrospectively or with a modified retrospective approach through a cumulative effect adjustment recorded to retained earnings.  The Company adopted ASU 2019-12 on January 1, 2021, which did not have a material impact on the Company's condensed consolidated and combined financial statements.

New accounting pronouncements. In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), and in January 2021, issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”), to provide clarifying guidance regarding the scope of Topic 848.  ASU 2020-04 was issued to provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting.  Generally, the guidance is to be applied as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued.  ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022.  As of June 30, 2021, the Company has not elected to use the optional guidance and continues to evaluate the options provided by ASU 2020-04 and ASU 2021-01.  See Note 7 for discussion of the use of the London Interbank Offered Rate (“LIBOR”) in connection with borrowings under the Credit Agreement.

The Company has evaluated other recently issued, but not yet effective, accounting pronouncements and does not believe they would have a material effect on the Company’s condensed consolidated and combined financial statements.

NOTE 3. Acquisitions

During the six months ended June 30, 2021 and 2020, the Company incurred a total of $2.1 million and $3.3 million, respectively, to acquire primarily undeveloped acreage, and in the case of the 2020 period, three vertical producing properties and two salt-water disposal wells in and around the Company’s existing properties for future exploration activities in the Midland Basin.

Grenadier Acquisition. In June 2019, HighPeak Energy Assets II, LLC (“HighPeak Assets II”) signed a purchase and sale agreement with Grenadier Energy Partners II, LLC (“Grenadier”) to acquire substantially all the oil and natural gas assets of Grenadier, effective June 1, 2019, subject to certain customary closing adjustments for a total purchase price of $615.0 million. Since HighPeak Assets II was contributed to the Predecessor in the HPK LP business combination, this purchase and sale agreement became part of the Predecessor effective October 1, 2019. A nonrefundable deposit of $61.5 million was paid to Grenadier in 2019 in addition to a $15.0 million nonrefundable extension payment in 2020 to extend the potential closing to May 2020. The Grenadier Acquisition was terminated in April 2020 and was not consummated and therefore a charge to expense of $76.5 million was recognized during the six months ended June 30, 2020.

NOTE 4. Fair Value Measurements

The Company determines fair value based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The three input levels of the fair value hierarchy are as follows:

●	Level 1 – quoted prices for identical assets or liabilities in active markets.
●

Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.

●

Level 3 – unobservable inputs for the asset or liability, typically reflecting management’s estimate of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore, determined using model-based techniques, including discounted cash flow models.

Assets and liabilities measured at fair value on a recurring basis. Assets and liabilities measured at fair value on a recurring basis as of June 30, 2021 are as follows (in thousands):

	As of June 30, 2021
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities:
Commodity price derivatives	$-	$12,558	$-	$12,558

The Company did not have any assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2020.

Commodity price derivatives. The Company’s commodity price derivatives are currently made up entirely of crude oil swap contracts. The Company measures derivatives using an industry-standard pricing model that is provided by a third party.  The inputs utilized in the third-party discounted cash flow and option-pricing models for valuing commodity price derivatives include forward prices for crude oil, contracted volumes, volatility factors and time to maturity, which are considered Level 2 inputs.

Assets and liabilities measured at fair value on a nonrecurring basis. Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. Specifically, (i) stock-based compensation is measured at fair value on the date of grant based on Level 1 inputs for restricted stock awards or Level 2 inputs for stock option awards based upon market data, and (ii) the estimates and fair value measurements used for the evaluation of proved property for potential impairment using Level 3 inputs based upon market conditions in the area. The Company assesses the recoverability of the carrying amount of certain assets and liabilities whenever events or changes in circumstances indicate the carrying amount of an asset or liability may not be recoverable. These assets and liabilities can include inventories, proved and unproved oil and natural gas properties and other long-lived assets that are written down to fair value when they are impaired or held for sale. The Company did not record any impairments to proved or unproved oil and natural gas properties for the periods presented in the accompanying condensed consolidated and combined financial statements.

The Company has other financial instruments consisting primarily of cash equivalents, accounts receivable, accounts payable, long-term debt and other current assets and liabilities that approximate fair value due to the nature of the instrument and their relatively short maturities.

Impact of the COVID-19 pandemic on certain assets and liabilities measured at fair value on a nonrecurring basis.

Proved Properties. The Company performs assessments of its proved oil and natural gas properties accounted for under the successful efforts method of accounting whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In these circumstances, the Company recognizes an impairment charge for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

The Company performed an impairment assessment of its proved oil and natural gas properties as of June 30, 2021 and December 31, 2020 and determined that its proved oil and natural gas properties were not impaired. The primary factors that may affect estimates of future cash flows for the Company's proved oil and natural gas properties are (i) future reserve adjustments, both positive and negative, to proved reserves and risk-adjusted probable and possible reserves, (ii) results of future drilling activities, (iii) management's price outlooks and (iv) increases or decreases in production and capital costs.

There is significant uncertainty surrounding the long-term impact to global oil demand due to the effects of the COVID-19 pandemic. It is reasonably possible that the carrying value of the Company's proved oil and natural gas properties could exceed their estimated fair value resulting in the need to impair their carrying values in the future. If incurred, an impairment of the Company's proved oil and natural gas properties could have a material adverse effect on the Company's financial condition and results of operations.

NOTE 5. Derivative Financial Instruments

The Company primarily utilizes commodity swap contracts to (i) reduce the effect of price volatility on the commodities the Company produces and sells, and (ii) support the Company’s capital budgeting and expenditure plans and (iii) support the payment of contractual obligations.

The following table summarizes the effect of derivatives on the Company’s condensed consolidated statements of operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	Successor	Predecessor	Successor	Predecessor
Noncash derivative gain (loss), net	$(12,558)	$-	$(12,558)	$-
Cash payments on settled derivative instruments, net	(1,038)	-	(1,038)	-
Derivative gain (loss), net	$(13,596)	$-	$(13,596)	$-

Crude oil production derivatives. The Company sells its oil production at the lease and the sales contracts governing such oil production are tied directly to, or are correlated with, NYMEX WTI oil prices. As such, the Company uses NYMEX WTI derivative contracts to manage future oil price volatility.

The Company’s outstanding crude oil derivative contracts as of June 30, 2021 and the weighted average oil prices per barrel for those contracts are as follows:

	2021			2022
	Third Quarter	Fourth Quarter	Total	First Quarter	Second Quarter	Total
Oil Price Swaps
Volume (Bbls)	460,000	460,000	920,000	450,000	302,500	752,500
Price per Bbl	$61.91	$61.91	$61.91	$61.91	$62.16	$61.95

The Company uses credit and other financial criteria to evaluate the credit standings of, and to select, counterparties to its derivative financial instruments. Although the Company does not obtain collateral or otherwise secure the fair value of its derivative financial instruments, associated credit risk is mitigated by the Company’s credit risk policies and procedures.

Net derivative liabilities associated with the Company’s open commodity derivatives are all with Fifth Third Bank, National Association (“Fifth Third”) as of June 30, 2021.

NOTE 6. Exploratory Well Costs

The Company capitalizes exploratory well and project costs until a determination is made that the well or project has either found proved reserves, is impaired or is sold. The Company's capitalized exploratory well and project costs are included in proved properties in the condensed consolidated balance sheets. If the exploratory well or project is determined to be impaired, the impaired costs are charged to exploration and abandonments expense.

The changes in capitalized exploratory well costs are as follows (in thousands):

Six Months Ended June 30, 2021
Beginning capitalized exploratory well costs	$32,592
Additions to exploratory well costs	75,289
Reclassification to proved properties	(106,749)
Exploratory well costs charged to exploration and abandonment expense	-
Ending capitalized exploratory well costs	$1,132

All capitalized exploratory well costs have been capitalized for less than one year based on the date of drilling.

Note 7. Long-Term Debt

The components of long-term debt, including the effects of debt issuance costs, are as follows (in thousands):

	June 30,	December 31,
	2021	2020
Revolving Credit Facility due 2024	$14,000	$-
Debt issuance costs, net (a)	(2,082)	-
Total debt	11,918	-
Less current portion of long-term debt	-	-
Long-term debt, net	$11,918	$-

(a) Debt issuance costs as of June 30, 2021 consisted of $2.2 million in costs less accumulated amortization of $81,000. Debt issuance costs as of December 31, 2020 of $401,000, net of accumulated amortization of $4,000, were classified in other noncurrent assets on the accompanying balance sheet due to the fact that the Company had no outstanding debt at that time.

Revolving Credit Facility. In December 2020, the Company entered into a Credit Agreement with Fifth Third as the administrative agent and sole lender to establish a revolving credit facility (“Revolving Credit Facility”) that matures on June 17, 2024. The Revolving Credit Facility had an initial borrowing base of $40.0 million. However, the Company elected to reduce the aggregate elected commitments under the Revolving Credit Facility to $20.0 million. In June 2021, the Company entered into the First Amendment to the Credit Agreement to among other things, (i) complete the semi-annual borrowing base redetermination process which increased the borrowing base from $40.0 million to $125,0 million and (ii) modify the terms of the Credit Agreement to increase the aggregate elected commitments from $20.0 million to $125.0 million. A syndicate of banks joined the credit facility at differing levels of commitments with Fifth Third remaining the administrative agent.

The borrowing capacity under the Revolving Credit Facility is equal to the lowest of (i) the borrowing base (which currently stands at $125.0 million), (ii) the aggregate elected commitments (which currently stand at $125.0 million) and (iii) $500.0 million. As of June 30, 2021 and December 31, 2020, the Company had $14.0 million and zero, respectively, outstanding borrowings under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, based on (a) a rate per annum equal to the higher of (i) the prime rate announced from time to time by Fifth Third, (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System during the last preceding business day plus 0.5 percent or (iii) the Adjusted LIBOR Rate, plus a margin (the “Applicable Margin”), which is currently 3.25 percent and is also determined by the Borrowing Base Utilization Percentage as defined in the Revolving Credit Facility. Letters of credit outstanding under the Revolving Credit Facility are subject to a per annum fee, representing the Applicable Margin plus 0.125 percent. The Company also pays commitment fees on undrawn amounts under the Revolving Credit Facility equal to 0.50 percent. Borrowings under the Revolving Credit Facility are secured by a first lien security interest on substantially all assets of the Company and its restricted subsidiaries, including mortgages on the Company’s and its restricted subsidiaries’ oil and natural gas properties.  The Revolving Credit Facility is scheduled to have the borrowing base redetermined semiannually in April and October. Additionally, the Company and Fifth Third each have the option for a wild card evaluation between redeterminations.

The Credit Agreement specifies that if LIBOR is no longer a widely used benchmark rate, or if it is no longer used for determining interest rates for loans in the United States, a replacement interest rate that fairly reflects the cost to the lenders of funding loans shall be established by the Administrative Agent, as defined in the Credit Agreement, in consultation with the Company.  See Note 2 for reference rate reform.

The Revolving Credit Facility requires the maintenance of a ratio of total debt to EBITDAX, subject to certain adjustments, not to exceed 3.00 to 1.00 as of the last day of any fiscal quarter (commencing with the fiscal quarter ending June 30, 2021) and a current ratio, subject to certain adjustments, of at least 1.00 to 1.00 as of the last day of any fiscal quarter.

The Company has limited equity cure rights for a breach of the above-listed financial covenants. Additionally, the Revolving Credit Facility contains additional restrictive covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, incur additional liens, make investments and loans, enter into mergers and acquisitions, make or declare dividends and other payments, enter into certain hedging transactions, sell assets and engage in transactions with affiliates. The Revolving Credit Facility contains customary mandatory prepayments, including a monthly mandatory prepayment if the Consolidated Cash Balance (as defined in the Revolving Credit Agreement) is in excess of $20.0 million. In addition, the Revolving Credit Agreement is subject to customary events of default, including a change in control. If an event of default occurs and is continuing, the administrative agent or the majority of the lenders may accelerate any amounts outstanding and terminate lender commitments.

Note 8. Asset Retirement Obligations

The Company’s asset retirement obligations primarily relate to the future plugging and abandonment of wells and related facilities. Market risk premiums associated with asset retirement obligations are estimated to represent a component of the Company’s credit-adjusted risk-free rate that is utilized in the calculations of asset retirement obligations.

Asset retirement obligations activity is as follows (in thousands):

Six Months Ended June 30, 2021
Beginning asset retirement obligations	$2,293
Liabilities incurred from new wells	610
Revision of estimates (a)	(10)
Accretion of discount	72
Ending asset retirement obligations	$2,965

(a) The revisions to the Company’s asset retirement obligation estimates are primarily due to changes in estimated costs based on experience with the properties and their expected useful lives.

As of June 30, 2021 and December 31, 2020, all asset retirement obligations are considered noncurrent and classified as such in the accompanying consolidated balance sheet.

NOTE 9. Incentive Plans

401(k) Plan. The HighPeak Energy Employees, Inc 401(k) Plan (the “401(k) Plan”) is a defined contribution plan established under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). As of October 1, 2020, all regular full-time and part-time employees of the Company are eligible to participate in the 401(k) Plan after three continuous months of employment with the Company. Participants may contribute up to 80 percent of their annual base salary into the 401(k) Plan. Matching contributions are made to the 401(k) Plan in cash by the Company in amounts equal to 100 percent of a participant’s contributions to the 401(k) Plan up to four percent of the participant’s annual base salary (the “Matching Contribution”). Each participant’s account is credited with the participant’s contributions, Matching Contributions and allocations of the 401(k) Plan’s earnings. Participants are fully vested in their account balances at their eligibility date. During the six months ended June 30, 2021 and 2020, the Company contributed $111,000 and zero to the 401(k) Plan, respectively.

Long-Term Incentive Plan. The Company’s Long-Term Incentive Plan (“LTIP”) provides for the granting of stock awards, stock options, dividend equivalents and substitute awards to directors, officers and employees of the Company. The number of shares available for grant pursuant to awards under the LTIP are as follows:

June 30, 2021
Approved and authorized awards	12,047,866
Awards issued under plan	(9,681,506)
Awards available for future grant	2,366,360

Stock Options. Stock option awards were granted to employees on August 24, 2020. Stock-based compensation expense related to the Company’s stock option awards for the six months ended June 30, 2021 and 2020 was $1.9 million and zero, respectively, and as of June 30, 2021 and December 31, 2020 there was $1.9 million and $3.8 million, respectively, of unrecognized stock-based compensation expense related to unvested stock option awards. The unrecognized compensation expense will be recognized on a straight-line basis over the remaining vesting periods of the awards, which is a period of less than two years.

The Company estimates the fair values of stock options granted on the grant date using a Black-Scholes option valuation model, which requires the Company to make several assumptions. The expected term of options granted was determined based on the simplified method of the midpoint between the vesting dates and the contractual term of the options. The risk-free interest rate is based on the U.S. treasury yield curve rate for the expected term of the option at the date of grant and the volatility was based on the volatility of a peer group of companies with similar characteristics of the Company on the date of grant since the Company did not have any trading history. More detailed stock options activity and details are as follows:

	Stock Options	Exercise Price	Remaining Term in Years	Intrinsic Value (in thousands)
Outstanding at August 22, 2020	-
Awards granted	9,705,495	$10.00
Outstanding at December 31, 2020	9,705,495	$10.00	9.7	$57,942
Exercised	(154,268)	$10.00
Outstanding at June 30, 2021	9,551,227	$10.00	9.2	$-

Vested at December 31, 2020	7,204,163	$10.00	9.7	$43,009
Exercisable at December 31, 2020	7,204,163	$10.00	9.7	$43,009

Vested at June 30, 2021	7,049,895	$10.00	9.2	$2,232
Exercisable at June 30, 2021	7,049,895	$10.00	9.2	$2,232

Stock Issued to Directors. A total of 67,779 shares of restricted stock was approved by the board of directors to be granted to the outside directors of the Company on June 1, 2021, which vest on the one-year anniversary of such grant assuming the director remains in his or her position as of the anniversary date. Out of the 67,779 shares of restricted stock granted, 52,883 were issued during June 2021 and 14,896 shares were issued in July 2021. Therefore, stock-based compensation expense of $57,000 was recognized during the six months ended June 30, 2021, and the remaining $626,000 will be recognized over the remaining restricted period, which was based upon the closing price of the stock on the date of the restricted stock issuance.

Stock was issued to the outside directors of the Company in November 2020 in the amount of 12,500 shares for each outside director, totaling 62,500 shares. There were no restrictions of these shares. Therefore stock-based compensation expense was recognized immediately upon the issuance of these shares in the amount of $302,000 which was based upon the closing price of the stock on the date the stock issuance was approved by the board of directors of the Company.

NOTE 10. Commitments and Contingencies

Leases. The Company adopted ASC Topic 842, “Leases” electing the transition method which permits entities to change the date of initial application to the beginning of the year of adoption and to recognize the effects of applying the new standard as a cumulative-effect adjustment to the opening balance of retained earnings. The Company elected this transition approach, however the cumulative impact of adoption in the opening balance of retained earnings as of January 1, 2020 was zero. Therefore, as of June 30, 2021 the Company had right-of-use assets totaling $236,000 included in other noncurrent assets and operating lease liabilities totaling $239,000, $213,000 of which are included in other current liabilities and $26,000 of which are included in other noncurrent liabilities, and as of December 31, 2020 the Company had right-of-use assets totaling $506,000 included in other noncurrent assets and operating lease liabilities totaling $508,000, $430,000 of which are included in other current liabilities and $78,000 of which are included in other noncurrent liabilities on the accompanying condensed consolidated balance sheets. The Company does not currently have any finance right-of-use leases. Maturities of the operating lease obligations are as follows (in thousands):

June 30, 2021
Remainder of 2021	$164
2022	79
Total lease payments	243
Less present value discount	(4)
Present value of lease liabilities	$239

Legal actions. From time to time, the Company may be a party to various proceedings and claims incidental to its business. While many of these matters involve inherent uncertainty, the Company believes that the amount of the liability, if any, ultimately incurred with respect to these proceedings and claims will not have a material adverse effect on the Company's consolidated financial position as a whole or on its liquidity, capital resources or future annual results of operations. The Company records reserves for contingencies when information available indicates that a loss is probable, and the amount of the loss can be reasonably estimated.

Indemnifications. The Company has agreed to indemnify its directors, officers and certain employees and agents with respect to claims and damages arising from acts or omissions taken in such capacity, as well as with respect to certain litigation.

Environmental. Environmental expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Environmental expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities for expenditures that will not qualify for capitalization are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are undiscounted unless the timing of cash payments for the liability is fixed or reliably determinable. Environmental liabilities normally involve estimates that are subject to revision until settlement or remediation occurs.

Salt-Water Disposal Commitments. The Company has committed to deliver a total of 3.0 MMBbl of produced water for disposal with a third-party salt-water disposal company between July 24, 2020 and July 24, 2022. As of June 30, 2021, the Company has delivered approximately 1.7 MMBbl under the agreement. The agreement requires a payment for any volumes not delivered should the Company not perform under the agreement, indicating a remaining monetary commitment of approximately $603,000 as of June 30, 2021.

Crude Oil Delivery Commitments. In May 2021, the Company entered into a crude oil marketing contract with Lion as the purchaser and DKL Permian Gathering, LLC (“DKL”) as the gatherer and transporter. The contract includes the Company’s current and future crude oil production from its horizontal wells in Flat Top where DKL will construct an oil gathering system and custody transfer meters to all the Company’s central tank batteries. The contract contains a minimum volume commitment commencing October 2021 based on the gross barrels delivered at the Company’s central tank battery facilities and is 5,000 Bopd for the first year, 7,500 Bopd for the second year and 10,000 Bopd for the remaining eight years of the contract. However, the Company has the ability under the contract to cumulatively bank excess volumes delivered to offset future minimum volume commitments. The monetary commitment as of June 30, 2021, if the Company never delivers any volumes under the agreement, is approximately $25.4 million.

Natural gas purchasing replacement contract. In May 2021, the Company entered into a replacement natural gas purchase contract with WTG Gas Processing, L.P. (“WTG”) as the gatherer, processor and purchaser of the Company’s current and future gross natural gas production in Flat Top. The replacement contract provides the Company with improved natural gas and NGL pricing and requires WTG to expand its current low-pressure gathering system, which eliminates the need for in-field compression in Flat Top to accommodate the Company’s increased natural gas production volumes based on the current plan of development. In exchange for the improved pricing terms and expansion of the gathering system, the Company will provide WTG with certain aid-in-construction payments. The replacement contract does not contain any minimum volume commitments.

Power contracts. In June 2021, the Company entered into a contract with Priority Power Management, LLC (“Priority Power”) whereby Priority Power will develop an electric high-voltage (“EHV”) substation, medium voltage distribution systems and a 13-megawatt direct current solar photovoltaic facility located on approximately 80 acres of land owned by the Company north of Big Spring, Texas in Howard County to provide for the Company’s electrical power needs in its Flat Top operating area including powering drilling rigs and day-to-day operations. The EHV substation will be interconnected with the ERCOT transmission grid via the local electric utility, have an initial capacity of up to 50 megavolt amperes and be designed for future expansion capability. The solar generation facility will be interconnected with the medium voltage distribution system that will be energized from the new EHV substation. Priority Power will develop, finance, engineer, construct, operate and maintain the project facilities.

Also in June 2021, the Company entered into a contract with Oncor Electric Delivery Company, LLC (“Oncor”) to construct certain facilities to deliver electricity to the aforementioned substation. In conjunction with this contract, the Company issued a $1.9 million letter of credit to Oncor until such time as the Company’s load meets or exceeds 12 megawatts as measured during any fifteen (15) minute interval on or before May 20, 2023.

NOTE 11. Related Party Transactions

General and Administrative Expenses. The general partner of HPK LP utilized HighPeak Energy Management, LLC (the “Management Company”) to provide services and assistance to conduct, direct and exercise full control over the activities of HPK LP per its Partnership Agreement. However, the Management Company is funded via payments from the parent companies of HighPeak I and HighPeak II pursuant to their respective Limited Partnership Agreements, as amended. Therefore, HPK LP reimbursed the parent companies of HighPeak I and HighPeak II for actual costs incurred by the Management Company. During the six months ended June 30, 2020, HPK LP paid $3.8 million each to the parent companies of HighPeak I and HighPeak II of which $4.1 million is included in general and administrative expenses in the accompanying results of operations for the six months ended June 30, 2020. Effective upon closing of the HighPeak business combination, the Management Company is no longer being paid by the Company as all costs directly attributable to the Company are paid by the Company going forward.

NOTE 12. Major Customers

Lion Oil Trading and Transportation, LLC (“Lion”) accounted for approximately 95% of the Company’s revenues during the six months ended June 30, 2021. Enlink Crude Purchasing, LLC and Lion accounted for approximately 76% and 16%, respectively, of the Company’s revenues during the six months ended June 30, 2020. Based on the current demand for oil and natural gas and the availability of other purchasers, management believes the loss of these major purchasers would not have a material adverse effect on our financial condition and results of operations because crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

NOTE 13. Income Taxes

The Company’s income tax expense attributable to income from operations consisted of the following (in thousands):

Six Months Ended June 30, 2021
Current tax expense	$-
Deferred tax expense	2,535
Income tax expense	$2,535

The reconciliation between the income tax expense computed by multiplying pre-tax income by the U.S. federal statutory rate and the reported amounts of income tax expense is as follows (in thousands, except rate):

Six Months Ended June 30, 2021
Income tax expense at U.S. federal statutory rate	$2,735
Limited tax benefit due to stock-based compensation	(81)
Other	(119)
Income tax expense	$2,535
Effective income tax rate	19.5%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021	December 31, 2020
Deferred tax assets:
Net operating loss carryforwards	$16,770	$9,725
Stock-based compensation	3,419	3,124
Unrecognized derivative losses	2,637	-
Other	107	31
Less: Valuation allowance	-	-
Net deferred tax assets	22,933	12,880
Deferred tax liabilities:
Oil and natural gas properties, principally due to differences in basis and depreciation and the deduction of intangible drilling costs for tax purposes	(64,365)	(51,778)
Net deferred tax liabilities	$(41,432)	$(38,898)

The effective income tax rate differs from the U.S. statutory rate of 21 percent primarily due to permanent differences between GAAP income and taxable income. Periods prior to August 22, 2020 are not shown because the Predecessors were treated as partnerships for U.S. federal income tax purposes and therefore do not record a provision for U.S. federal income tax because the partners of the Predecessors report their share of the Predecessors’ income or loss on their respective income tax returns. The Predecessors are required to file tax returns on Form 1065 with the IRS. The 2017 through 2020 tax years remain open to examination.

As required by ASC Topic 740, “Income Taxes,” (“ASC 740”) the Company uses reasonable judgments and makes estimates and assumptions related to evaluating the probability of uncertain tax positions. The Company bases its estimates and assumptions on the potential liability related to an assessment of whether the income tax position will “more likely than not” be sustained in an income tax audit. Based on that analysis, the Company believes the Company has not taken any material uncertain tax positions, and therefore has not recorded an income tax liability related to uncertain tax positions. However, if actual results materially differ, the Company’s effective income tax rate and cash flows could be affected in the period of discovery or resolution. The Company also reviews the estimates and assumptions used in evaluating the probability of realizing the future benefits of the Company’s deferred tax assets and records a valuation allowance when the Company believes that a portion or all the deferred tax assets may not be realized. If the Company is unable to realize the expected future benefits of its deferred tax assets, the Company is required to provide a valuation allowance. The Company uses its history and experience, overall profitability, future management plans, tax planning strategies, and current economic information to evaluate the amount of valuation allowance to record. As of June 30, 2021 and December 31, 2020, the Company has not recorded a valuation allowance for deferred tax assets arising from its operations because the Company believes they meet the “more likely than not” criteria as defined by the recognition and measurement provisions of ASC 740. However, the Company may not realize the $22.9 million and $12.9 million in deferred tax assets it has as of June 30, 2021 and December 31, 2020, respectively, if the estimates and assumptions used in evaluating the probability of realizing the future benefits of the Company's deferred tax assets change, which would affect the Company’s effective income tax rate and cash flows in the period of discovery or resolution.

The Company is also subject to Texas Margin Tax. The Company realized no Texas Margin Tax in the accompanying condensed consolidated and combined financial statements as we do not anticipate owing any Texas Margin Tax for any 2021.

NOTE 14. Earnings Per Share

The Company uses the two-class method of calculating earnings per share because certain of the Company’s stock-based awards qualify as participating securities.

The Company’s basic earnings per share attributable to common stockholders is computed as (i) net income as reported, (ii) less participating basic earnings (iii) divided by weighted average basic common shares outstanding. The Company’s diluted earnings per share attributable to common stockholders is computed as (i) basic earnings attributable to common stockholders, (ii) plus reallocation of participating earnings (iii) divided by weighted average diluted common shares outstanding.

The following table reconciles the Company’s earnings from operations and earnings attributable to common stockholders to the basic and diluted earnings used to determine the Company’s earnings per share amounts for the three and six months ended June 30, 2021 under the two-class method (in thousands):

	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2021	2021
Net income as reported	$5,743	$10,487
Participating basic earnings (a)	(407)	(743)
Basic earnings attributable to common stockholders	5,336	9,744
Reallocation of participating earnings	-	1
Diluted net income attributable to common stockholders	$5,336	$9,745

Basic weighted average shares outstanding	92,676	92,634
Dilutive warrants and unvested stock options	-	196
Diluted weighted average shares outstanding	92,676	92,830

(a)

Unvested restricted stock awards represent participating securities because they participate in nonforfeitable dividends with the common equity holders of the Company. Vested stock options represent participating securities because they participate in dividend equivalents with the common equity holders of the Company. Participating earnings represent the distributed and undistributed earnings of the Company attributable to the participating securities. Unvested stock options do not represent participating securities because, while they participate in dividend equivalents with the common equity holders of the Company, the dividend equivalents associated with unvested stock options are forfeitable in connection with the forfeitability of the underlying stock options.

The calculation for weighted average shares reflects shares outstanding over the reporting period based on the actual number of days the shares were outstanding.

NOTE 15. Stockholders’ Equity (Successor)

At June 30, 2021 and December 31, 2020, the Company had 92,728,781 and 91,967,565 shares of common stock outstanding, respectively, 9,500,174 and 10,225,472 warrants outstanding, respectively, with an exercise price of $11.50 per share that expire on August 21, 2025 and 10,209,300 and 10,209,300 CVRs outstanding, respectively that give the holders a right to receive up to 2.125 shares of HighPeak Energy common stock per CVR to satisfy the Preferred Returns (with an equivalent number of shares of Company common stock held by HighPeak I and HighPeak II being collectively forfeited in connection therewith).  As such, HighPeak I and HighPeak II have placed a total of 21,694,763 shares of common stock of the Company in escrow.

NOTE 16. Partners’ Capital (Predecessor)

Allocation of partner’s net profits and losses. Net income or loss and net gain or loss on investments of the Predecessor for the period are allocated among its partners in proportion to the relative capital contributions made to the Predecessor. The Predecessor realized a net loss of $85.0 million for the six months ended June 30, 2020.

Partner’s distributions. The proceeds distributable by the Predecessor (which shall include all proceeds attributable to the disposition of investments, net of expenses) is distributable in accordance with their respective Partnership Agreements.

NOTE 17. Subsequent Events

WTG aid-in-construction. In July 2021, the Company paid $3.9 million to WTG related to an aid-in-construction payment pursuant to the aforementioned replacement natural gas purchase contract for WTG to construct a low-pressure natural gas gathering system throughout the Company’s Flat Top area.

Acquisitions. In July 2021, the Company signed multiple unrelated purchase and sale agreements to effect certain bolt-on acquisitions from various third parties. In the aggregate, the assets being acquired represent approximately 6,200 net acres and working interests in producing properties and salt-water disposal wells. The Company expects to close these acquisitions later in the third quarter of 2021.

Dividends and dividend equivalents. In July 2021, the board of directors of the Company approved a quarterly dividend of $0.025 and a special dividend of $0.075 per share of common stock outstanding which resulted in a total of $9.3 million in dividends being paid on July 26, 2021. In addition, under the terms of the LTIP, the Company paid a dividend equivalent per share to all vested stock option holders of $705,000 in July 2021 and will accrue a dividend equivalent per share to all unvested stock option holders which is payable upon vesting of up to an additional $125,000 in each of August 2021 and August 2022, assuming no forfeitures.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of HighPeak Energy, Inc.

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated balance sheets of HighPeak Energy, Inc. and its subsidiaries (the Company) as of December 31, 2020 (Successor Company) and 2019 (Predecessor Company), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from August 22, 2020 through December 31, 2020 (Successor Company) and the consolidated statements of operations, partners’ capital, and cash flows for the period from January 1, 2020 through August 21, 2020 and for the year ended December 31, 2019 (Predecessor Company), and the related notes (collectively, the consolidated and combined financial statements).  In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the period from August 22, 2020 through December 31, 2020 (Successor Company) and the period from January 1, 2020 through August 21, 2020 and for the year ended December 31, 2019 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2020.

Fort Worth, Texas

March 15, 2021

HighPeak Energy, Inc.

Consolidated Balance Sheets

	Successor	Predecessors
(in thousands, except share and per share amounts)	December 31, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$19,552	$22,711
Accounts receivable	7,722	3,363
Subscription receivable	3,596	-
Prepaid expenses	2,254	25
Inventory	121	184
Deposits	50	61,550
Notes receivable	-	4,193
Total current assets	33,295	92,026
Oil and natural gas properties, using the successful efforts method of accounting:
Proved properties	367,372	178,835
Unproved properties	152,741	227,525
Accumulated depletion, depreciation and amortization	(17,477)	(1,566)
Total oil and natural gas properties, net	502,636	404,794
Other property and equipment, net	1,092	1,088
Other noncurrent assets	907	-
Total assets	$537,930	$497,908
LIABILITIES AND STOCKHOLDERS' EQUITY / PARTNERS' CAPITAL
Current liabilities:
Accounts payable - trade	$7,581	$11,118
Accrued liabilities	12,374	19,678
Other current liabilities	2,480	184
Total current liabilities	22,435	30,980
Noncurrent liabilities:
Deferred income taxes	38,898	-
Asset retirement obligations	2,293	2,212
Other	78	-
Commitments and contingencies (Note 9)
Stockholders' equity / partners' capital:
Partners' capital	-	458,970
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding at December 31, 2020	-	-
Common stock, $0.0001 par value, 600,000,000 shares authorized, 91,967,565 shares issued and outstanding at December 31, 2020	9	-
Additional paid-in capital	581,426	-
Accumulated deficit	(107,209)	(5,746)
Total stockholders' equity / partners' capital	474,226	464,716
Total liabilities and stockholders' equity / partners' capital	$537,930	$497,908

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.

Consolidated and Combined Statements of Operations

	Year Ended December 31, 2020
	Successor	Predecessors
(in thousands, except per share amounts)	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019
Operating Revenues:
Crude oil sales	$15,988	$8,069	$7,849
Natural gas and NGL sales	412	154	266
Total operating revenues	16,400	8,223	8,115
Operating Costs and Expenses:
Oil and natural gas production	2,653	4,870	3,372
Production and ad valorem taxes	886	566	449
Exploration and abandonments	5,032	4	2,850
Depletion, depreciation and amortization	9,877	6,385	4,269
Accretion of discount on asset retirement obligations	51	89	72
General and administrative	2,775	4,840	8,682
Stock based compensation	15,776	-	-
Total operating costs and expenses	37,050	16,754	19,694
Loss from operations	(20,650)	(8,531)	(11,579)
Interest income	6	-	-
Interest expense	(8)	-	-
Other expense	-	(76,503)	-
Loss before income taxes	(20,652)	(85,034)	(11,579)
Income tax benefit	(4,223)	-	-
Net loss	$(16,429)	$(85,034)	$(11,579)
Earnings per share:
Basic net loss	$(0.18)
Diluted net loss	$(0.18)

Weighted average shares outstanding:
Basic	91,629
Diluted	91,629

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.

Consolidated and Combined Statements of Changes in Partners' Capital (Predecessors)

(in thousands)

From January 1, 2020 through August 21, 2020
	General Partner Capital	Limited Partners' Capital	Total Partners' Capital
Balance, December 31, 2019	$-	$464,716	$464,716
Cash capital contributions	-	54,000	54,000
Distribution to partners	-	(2,780)	(2,780)
Net loss	-	(85,034)	(85,034)
Balance, August 21, 2020	$-	$430,902	$430,902

Year Ended December 31, 2019
	General Partner Capital	Limited Partners' Capital	Total Partners' Capital
Balance, December 31, 2018	$-	$84,057	$84,057
Cash capital contributions	-	73,543	73,543
Noncash capital contributions	-	232,394	232,394
Step up in basis from contributions	-	86,301	86,301
Net loss	-	(11,579)	(11,579)
Balance, December 31, 2019	$-	$464,716	$464,716

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.

Consolidated Statement of Changes in Stockholders' Equity

(in thousands)

From August 22, 2020 through December 31, 2020
	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance, August 21, 2020	-	$-	$-	$-	$-
HighPeak business combination with HPK LP	81,383	8	521,674	(90,780)	430,902
Conversion of Pure Common Stock	1,232	-	12,324	-	12,324
Forward Purchases	8,977	1	89,768	-	89,769
Offering costs (including costs incurred at Pure prior to HighPeak business combination)	-	-	(21,766)	-	(21,766)
Deferred income tax liability at HighPeak business combination	-	-	(39,946)	-	(39,946)
Exercise of warrants	313	-	3,596	-	3,596
Stock-based compensation costs:
Shares issued upon options being exercised	-	-	-	-	-
Compensation costs included in net loss	63	-	15,776	-	15,776
Net loss	-	-	-	(16,429)	(16,429)
Balance, December 31, 2020	91,968	$9	$581,426	$(107,209)	$474,226

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HighPeak Energy, Inc.

Consolidated and Combined Statements of Cash Flows

	Year Ended December 31, 2020
	Successor	Predecessors
(in thousands)	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,429)	$(85,034)	$(11,579)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Exploration and abandonment expense	4,854	4	2,850
Depletion, depreciation and amortization expense	9,877	6,385	4,269
Accretion expense	51	89	72
Stock based compensation expense	15,776	-	-
Amortization of debt issuance costs	4	-	-
Loss on terminated acquisition	-	76,500	-
Deferred income taxes	(1,047)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(5,177)	844	70
Inventory and other current assets	(506)	(196)	(209)
Accounts payable and accrued liabilities	(1,990)	(2,694)	3,755
Net cash provided by (used in) operating activities	5,413	(4,102)	(772)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to oil and natural gas properties	(64,947)	(49,364)	(60,998)
Changes in working capital associated with oil and natural gas property additions	(5,666)	7,348	24,682
Acquisitions of oil and natural gas properties	(1,181)	(3,338)	(10,918)
Issuance of notes receivable	-	(7,482)	(4,193)
Other property additions	(145)	(50)	(7)
Extension payment on acquisition	-	(15,000)	-
Net cash used in investing activities	(71,939)	(67,886)	(51,434)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock offering	92,554	-	-
Stock offering costs	(8,114)	-	-
Cash acquired from non-successors in HighPeak business combination	100	-	-
Debt issuance costs	(405)	-	-
Contributions from partners	-	54,000	74,023
Distributions to partners	-	(2,780)	-
Net cash provided by financing activities	84,135	51,220	74,023
Net increase (decrease) in cash and cash equivalents	17,609	(20,768)	21,817
Cash and cash equivalents, beginning of period	1,943	22,711	894
Cash and cash equivalents, end of period	$19,552	$1,943	$22,711

Supplemental disclosure of non-cash transactions:
Subscription receivable from exercise of warrants	$3,596	$-	$-
Noncash contributions from Limited Partners (see Note 9 for more detail)	-	-	232,394
Step up in basis of oil and gas properties	-	-	86,301
Additions (reductions) to asset retirement obligations	(142)	112	312
Stock offering costs of accounting acquiree	(13,652)	-	-

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

HIGHPEAK ENERGY, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

December 31, 2020

NOTE 1. Organization and Nature of Operations

HighPeak Energy, Inc. ("HighPeak Energy" the "Company," or the “Successor”) is a Delaware corporation, initially formed in October 2019 as a wholly owned subsidiary of Pure Acquisition Corp (“Pure”), a Delaware corporation, formed in November 2017, which was a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Pure and one or more businesses. See Note 10 regarding the business combination which resulted in the Company becoming the parent company and Pure to become a wholly owned subsidiary along with the businesses acquired.

HighPeak Energy’s common stock and warrants are listed and traded on the Nasdaq Global Market (the "Nasdaq") under the ticker symbols “HPK” and “HPKEW,” respectively. HighPeak Energy’s Contingent Value Rights (“CVRs”) are currently traded on the Over-The-Counter market, although the Company has applied for listing on the Nasdaq as well. The Company is an independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and natural gas in the Permian Basin in West Texas.

NOTE 2. Basis of Presentation and Summary of Significant Accounting Policies

Presentation. The accompanying consolidated and combined financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments, consisting of normal and recurring accruals considered necessary for a fair presentation, have been included. Certain prior period amounts have been reclassified to conform to the current presentation on the accompanying consolidated and combined financial statements. In connection with the preparation of the consolidated and combined financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2020, through the date of this report.

The accompanying consolidated and combined statement of operations and the consolidated and combined statement of cash flows for the period from January 1, 2020 through August 21, 2020 are those of HPK Energy, LP, a Delaware limited partnership ("HPK LP") which is the predecessor to HighPeak Energy prior to the HighPeak business combination between the Company, Pure and HPK LP that closed on August 21, 2020 (the “HighPeak business combination”). The accompanying consolidated and combined statement of operations and consolidated and combined statement of cash flows for the year ended December 31, 2019 are those of HighPeak Energy, LP, a Delaware limited partnership ("HighPeak I") which is the predecessor to HPK LP prior to the HPK LP business combination that closed on October 1, 2019 (the “HPK LP business combination”) and those of HPK LP from October 1, 2019 through December 31, 2019. HPK LP and HighPeak I are individually and collectively referred to as the "Predecessors" herein. However, if we refer to the "Company" for a date or activity prior to August 21, 2020, we are also referring to the Predecessors. See Note 10 for further information regarding the two aforementioned business combinations. The following table details the year ended December 31, 2019 and its components of individual line items and how they were combined for presentation on the face of the accompanying financial statements.

	Predecessors for the Year Ended December 31, 2019
(in thousands)	HPK LP from August 28, 2019 (Inception) through December 31, 2019	HighPeak I for the Year Ended December 31, 2019	Eliminations	Combined Year Ended December 31, 2019
Operating Revenues:
Crude oil sales	$3,695	$4,154		$7,849
Natural gas and NGL sales	163	103		266
Total operating revenues	3,858	4,257		8,115
Operating Costs and Expenses:
Oil and natural gas production	1,578	1,794		3,372
Production and ad valorem taxes	188	261		449
Exploration and abandonments	33	2,817		2,850
Depletion, depreciation and amortization	1,612	2,657		4,269
Accretion of discount on asset retirement obligations	34	38		72
General and administrative	6,159	2,523		8,682
Total operating costs and expenses	9,604	10,090		19,694
Loss from operations	(5,746)	(5,833)		(11,579)
Equity in losses of affiliate	-	(3,175)	3,175	-
Net loss	$(5,746)	$(9,008)	$3,175	$(11,579)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,746)	$(9,008)	$3,175	$(11,579)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Exploration and abandonment expense	33	2,817	-	2,850
Depletion, depreciation and amortization expense	1,612	2,657	-	4,269
Accretion expense	34	38	-	72
Equity in loss off affiliate	-	3,175	(3,175)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,355)	1,425	-	70
Inventory and other current assets	(88)	(121)	-	(209)
Accounts payable and accrued liabilities	3,010	745	-	3,755
Net cash provided by (used in) operating activities	(2,500)	1,728	-	(772)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to oil and natural gas properties	(45,318)	(15,687)	-	(61,005)
Changes in working capital associated with oil and natural gas property additions	19,097	5,585	-	24,682
Acquisitions of oil and natural gas properties	(2,456)	(8,462)	-	(10,918)
Investment in affiliate	-	(7,796)	7,796	-
Issuance of notes receivable	(4,193)	-	-	(4,193)
Net cash used in investing activities	(32,870)	(26,360)	7,796	(51,434)
CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from partners	58,081	23,738	(7,796)	74,023
Net cash provided by financing activities	58,081	23,738	(7,796)	74,023
Net increase (decrease) in cash and cash equivalents	22,711	(894)	-	21,817
Cash and cash equivalents, beginning of period	-	894	-	894
Cash and cash equivalents, end of period	$22,711	$-	$-	$22,711

See Note 10 for information regarding the HighPeak business combination and the HPK LP business combination and how they were accounted for in the accompanying financial statements.

Principles of consolidation. The condensed consolidated and combined financial statements include the accounts of the Company and its wholly owned subsidiaries since August 22, 2020, and its Predecessors and their wholly owned subsidiaries since their acquisition or formation for all periods prior to August 21, 2020. All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior period amounts to conform to the current period’s presentation.

Use of estimates in the preparation of financial statements. Preparation of the Company's consolidated and combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Depletion of oil and gas properties and evaluations for impairment of proved and unproved oil and gas properties, in part, is determined using estimates of proved, probable and possible oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved, probable and possible reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and natural gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves, commodity price outlooks and future undiscounted and discounted net cash flows. Other items subject to such estimates and assumptions include, but are not limited to, the carrying value of oil and natural gas properties, asset retirement obligations, equity-based compensation and estimates of income taxes. Actual results could differ from the estimates and assumptions utilized.

Cash and cash equivalents. The Company’s cash and cash equivalents include depository accounts held by banks with original issuance maturities of 90 days or less.  The Company’s cash and cash equivalents are generally held in financial institutions in amounts that may exceed the insurance limits of the Federal Deposit Insurance Corporation.  However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected.

Accounts receivable. The Company’s accounts receivable are primarily comprised of oil and gas sales receivables, a current U.S. federal income tax receivable, joint interest receivables and other receivables for which the Company does not require collateral security. The Company’s share of oil and gas production is sold to various purchasers who must be prequalified under the Company’s credit risk policies and procedures. The Company records allowances for doubtful accounts based on the age of accounts receivables and the financial condition of its purchasers. The Company’s credit risk related to collecting accounts receivables is mitigated by using credit and other financial criteria to evaluate the credit standing of the entity obligated to make payment on the accounts receivable, and where appropriate, the Company obtains assurances of payment, such as a guarantee by the parent company of the counterparty or other credit support.

As of December 31, 2020 and 2019, the Company’s accounts receivables primarily consist of amounts due from the sale of crude oil, natural gas and natural gas liquids of $4.2 million and $2.9 million, respectively, and are based on estimates of sales volumes and realized prices the Company anticipates it will receive, a current U.S. federal income tax receivable of $3.2 million and zero, respectively, related to U.S. federal income taxes paid prior to the HighPeak business combination that will be received by carrying back and utilizing the net operating losses generated from August 22, 2020 through December 31, 2020, and joint interest receivables of $345,000 and $440,000, respectively. The Company routinely reviews outstanding balances and establishes allowances for bad debts equal to the estimable portions of accounts receivable for which failure to collect is considered probable. As of December 31, 2020 and 2019, the Company had no allowance for doubtful accounts recorded.

Subscription receivable.  In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) 505-10-45-2, “Receivables for Issuance of Equity,” the Company recorded a subscription receivable as of December 31, 2020 related to the exercise of warrants prior to December 31, 2020 as the cash was collected before the financial statements are issued or available to be issued.  Prior to December 31, 2020, 312,711 warrants were exercised for cash proceeds of $3.6 million.  Due to the timing of the exercises, the shares underlying the warrants were issued in December 2020 and the proceeds were received subsequent to December 31, 2020.  The outstanding proceeds were recorded as a subscription receivable in the accompanying balance sheets as of December 31, 2020.

Notes receivable. Pursuant to an agreement between HPK LP and Pure, whereby Pure obtained extensions to complete its initial business combination to August 21, 2020, HPK LP made loans to Pure totaling $11.7 million and $4.2 million as of August 21, 2020 and December 31, 2019, respectively. The Company routinely reviews outstanding balances and establishes allowances for bad debts equal to the estimable portions of notes receivable for which failure to collect is considered probable. As of December 31, 2019, the Company had no allowance for doubtful accounts recorded. See additional information regarding Pure and the notes receivable cancellations in relations to the HighPeak business combination in Note 10.

Deposits. During 2019, HPK LP paid $61.5 million to Grenadier Energy Partners II, LLC (“Grenadier”) as a non-refundable deposit for an acquisition (the “Grenadier Acquisition”) and an additional $15.0 million extension payment was paid in 2020 that was to be accounted for as additional consideration for the Grenadier Acquisition upon closing. The Grenadier Acquisition was terminated in April 2020 and the $76.5 million in deposits and extension payments were charged to expense. In addition, the Company has paid the Texas Railroad Commission $50,000 in lieu of a plugging bond as statutorily required.

Inventory. Inventory is comprised primarily of oil and gas drilling or repair items such as tubing, casing, proppant used to fracture-stimulate oil and gas wells, water, chemicals, operating supplies and ordinary maintenance materials and parts. The materials and supplies inventory is primarily acquired for use in future drilling operations or repair operations and is carried at the lower of cost or net realizable value, on a weighted average cost basis. Valuation allowances for materials and supplies inventories are recorded as reductions to the carrying values of the materials and supplies inventories in the Company’s condensed consolidated balance sheet and as charges to other expense in the condensed consolidated statements of operations. The Company’s materials and supplies inventory as of December 31, 2020 and 2019 is $120,000 and $184,000, respectively, and the Company has not recognized any valuation allowance to date.

Oil and gas properties. The Company utilizes the successful efforts method of accounting for its oil and gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized while nonproductive exploration costs and geological and geophysical expenditures are expensed.

The Company does not carry the costs of drilling an exploratory well as an asset in its consolidated balance sheet following the completion of drilling unless both of the following conditions are met: (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (ii) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

Due to the capital-intensive nature and the geographical location of certain projects, it may take an extended period of time to evaluate the future potential of an exploration project and the economics associated with making a determination on its commercial viability. In these instances, the project’s feasibility is not contingent upon price improvements or advances in technology, but rather the Company’s ongoing efforts and expenditures related to accurately predict the hydrocarbon recoverability based on well information, gaining access to other companies’ production data in the area, transportation or processing facilities and/or getting partner approval to drill additional appraisal wells. These activities are ongoing and are being pursued constantly. Consequently, the Company’s assessment of suspended exploratory well costs is continuous until a decision can be made that the project has found sufficient proved reserves to sanction the project or is noncommercial and is charged to exploration and abandonment expense. See Note 5 for additional information.

The capitalized costs of proved properties are depleted using the unit-of-production method based on proved reserves for leasehold costs and proved reserves for drilling, completion and other oil and natural gas property costs. Costs of unproved leasehold costs are excluded from depletion until proved reserves are established or, if unsuccessful, impairment is determined.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion, depreciation and amortization, if doing so does not materially impact the depletion rate of an amortization base. Generally, no gain or loss is recorded until an entire amortization base is sold. However, gain or loss is recorded from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

The Company performs assessments of its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In these circumstances, the Company recognizes an impairment charge for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Unproved oil and gas properties are periodically assessed for impairment on a project-by-project basis. These impairment assessments are affected by the results of exploration activities, commodity price outlooks, planned future sales or expirations of all or a portion of such projects. If the estimated future net cash flows attributable to such projects are not expected to be sufficient to fully recover the costs invested in each project, the Company will recognize an impairment charge at that time. During the period from August 22, 2020 to December 31, 2020, the Company recognized an impairment of $4.8 million related to various leasehold costs that the Company was not successful in obtaining extensions on that is included in exploration and abandonment expenses in the accompanying consolidated and combined financial statements.

Other property and equipment, net. Other property and equipment is recorded at cost. The carrying values of other property and equipment, net of accumulated depreciation of $237,000 and $46,000 as of December 31, 2020 and 2019, respectively, are as follows:

	Successor	Predecessors
	December 31, 2020	December 31, 2019
	(in thousands)
Land	$725	$580
Information technology	292	459
Transportation equipment	41	-
Leasehold improvements	24	37
Field equipment	10	12
Total other property and equipment, net	$1,092	$1,088

Other property and equipment is depreciated over its estimated useful life on a straight-line basis. Land is not depreciated. Information technology is generally depreciated over three years, transportation equipment is generally depreciated over five years and field equipment is generally depreciated over seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the underlying terms of the associated leases.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recorded is measured by the amount by which the carrying amount of the asset exceeds its estimated fair value. The estimated fair value is determined using either a discounted future cash flow model or another appropriate fair value method.

Debt issuance costs. In December 2020, the Company paid $405,000 in debt issuance costs related to its new revolving credit facility. Amortization of $4,000 based on the straight-line method over the term of the credit facility which approximates the interest rate method was recognized in 2020 and included in interest expense on the accompanying statement of operations. As of December 31, 2020, the net debt issuance costs are included in noncurrent assets on the accompanying consolidated balance sheet due to the fact that the credit facility was undrawn at the time. In the future, these net costs will be included with long-term debt, if any, in accordance with GAAP. See Note 6 for additional information regarding the Company’s new revolving credit facility.

Leases. The Company enters into leases for drilling rigs, storage tanks, equipment and buildings and recognizes lease expense on a straight-line basis over the lease term. Lease right-of-use assets and liabilities are initially recorded on the lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s lease contracts do not provide an implicit discount rate, the Company uses its incremental borrowing rate, which is determined based on information available at the commencement date of a lease. Leases may include renewal, purchase or termination options that can extend or shorten the term of a lease. The exercise of those options is at the Company’s sole discretion and is evaluated at inception and throughout the contract to determine if a modification of the lease term is required. Leases with an initial term of 12 months or less are not recorded as lease right-of-use assets and liability. See Note 9 for additional information.

Accounts payable and accrued liabilities. Accounts payable and accrued liabilities as of December 31, 2020 and 2019 totaled approximately $22.4 million and $31.0 million, respectively, including trade accounts payable, revenues payable and accruals for capital expenditures, operating and general and administrative expenses, operating leases and other miscellaneous items.

Asset retirement obligations. The Company records a liability for the fair value of an asset retirement obligation in the period in which the associated asset is acquired or placed into service, if a reasonable estimate of fair value can be made. Asset retirement obligations are generally capitalized as part of the carrying value of the long-lived asset to which it relates. Conditional asset retirement obligations meet the definition of liabilities and are recorded when incurred and when fair value can be reasonably estimated. See Note 7 for additional information.

Revenue recognition. The Company follows FASB ASC 606, “Revenue from Contracts with Customers,” (“ASC 606”) whereby the Company recognizes revenues from the sales of oil and natural gas to its purchasers and presents them disaggregated on the Company’s condensed consolidated and combined statements of operations.

The Company enters into contracts with purchasers to sell its oil and natural gas production. Revenue on these contracts is recognized in accordance with the five-step revenue recognition model prescribed in ASC 606. Specifically, revenue is recognized when the Company’s performance obligations under these contracts are satisfied, which generally occurs with the transfer of control of the oil and natural gas to the purchaser. Control is generally considered transferred when the following criteria are met: (i) transfer of physical custody, (ii) transfer of title, (iii) transfer of risk of loss and (iv) relinquishment of any repurchase rights or other similar rights. Given the nature of the products sold, revenue is recognized at a point in time based on the amount of consideration the Company expects to receive in accordance with the price specified in the contract. Consideration under the oil and natural gas marketing contracts is typically received from the purchaser one to two months after production. At December 31, 2020 and 2019, the Company had receivables related to contracts with purchasers of approximately $4.2 million and $2.9 million, respectively.

Oil Contracts. The Company’s oil marketing contracts transfer physical custody and title at or near the wellhead, which is generally when control of the oil has been transferred to the purchaser. The oil produced is sold under contracts using market-based pricing which is then adjusted for the differentials based upon delivery location and oil quality. Since the differentials are incurred after the transfer of control of the oil, the differentials are included in oil sales on the consolidated and combined statements of operations as they represent part of the transaction price of the contract.

Natural Gas Contracts. The majority of the Company’s natural gas is sold at the lease location, which is generally when control of the natural gas has been transferred to the purchaser. The natural gas is sold under (i) percentage of proceeds processing contracts or (ii) a hybrid of percentage of proceeds and fee-based contracts. Under the majority of the Company’s contracts, the purchaser gathers the natural gas in the field where it is produced and transports it to natural gas processing plants where natural gas liquid products are extracted. The natural gas liquid products and remaining residue gas are then sold by the purchaser. Under percentage of proceeds and hybrid percentage of proceeds and fee-based contracts, the Company receives a percentage of the value for the extracted liquids and the residue gas. Since control of the natural gas transfers upstream of the transportation and processing activities, revenue is recognized as the net amount received from the purchaser.

The Company does not disclose the value of unsatisfied performance obligations under its contracts with customers as it applies the practical exemption in accordance with ASC 606. The exemption, as described in ASC 606-10-50-14(a), applies to variable consideration that is recognized as control of the product is transferred to the customer. Since each unit of product represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Income taxes. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on projected future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not (likelihood of greater than 50 percent) that some portion or all the deferred tax assets will not be realized. The Company has not established a valuation allowance as of December 31, 2020.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. If all or a portion of the unrecognized tax benefit is sustained upon examination by the taxing authorities, the tax benefit will be recognized as a reduction to the Company’s deferred tax liability and will affect the Company’s effective tax rate in the period it is recognized. See Note 12 for addition information.

The Company records any tax-related interest charges as interest expense and any tax-related penalties as other expense in the condensed consolidated and combined statements of operations of which there have been none to date.

Prior to August 21, 2020, the Predecessors did not record a provision for U.S. federal income tax because the Predecessors were treated as partnerships for U.S. federal income tax purposes and, as such, the partners of the Predecessors reported their share of the Company’s income or loss on their respective income tax returns. The Predecessors were required to file tax returns on Form 1065 with the Internal Revenue Service (“IRS”). The 2017 to 2019 tax years remain open to examination.

The Predecessors recognize in their condensed consolidated and combined financial statements the effect of a tax position, if that position is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Tax positions taken related to the Predecessors’ status as limited partnerships, and state filing requirements have been reviewed, and management is of the opinion that they would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax benefits for periods prior to August 21, 2020. Under the new centralized partnership audit rules effective for tax years beginning after 2017, the IRS assesses and collects underpayments of tax from the partnership instead of from each partner. The partnership may be able to pass the adjustments through to its partners by making a push-out election or, if eligible, by electing out of the centralized partnership audit rules. The collection of tax from the partnership is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on partnership income, regardless of who pays the tax or when the tax is paid, is attributed to the partners. Any payment made by the Company as a result of an IRS examination will be treated as an expense from the Company in the condensed consolidated and combined financial statements.

The Company is also subject to Texas Margin Tax. The Company realized no Texas Margin Tax in the accompanying condensed consolidated and combined financial statements as we do not anticipate owing any Texas Margin Tax for the periods presented.

Stock-based compensation. Stock-based compensation expense for stock options (“Equity Awards”) is measured at the grant date or modification date, as applicable, using the fair value of the award, and is recorded, net of forfeitures, on a straight-line basis over the requisite service period of the respective award. The fair value of Equity Awards is determined on the grant date or modification date, as applicable, using a Black-Scholes option valuation model with the following inputs; (i) the grant date’s closing stock price, (ii) the exercise price of the stock options, (iii) the expected term of the stock option, (iv) the estimated risk-free adjusted interest rate for the duration of the option’s expected term, (v) the expected annual dividend yield on the underlying stock and (vi) the expected volatility over the option’s expected term.

Stock-based compensation for HighPeak Energy common stock issued to directors with no restrictions thereon, as was the case with the 62,500 shares issued in November 2020 to the non-management directors, is measured at the grant date using the fair value of the award and is recorded as stock-based compensation in the accompanying financial statements immediately. If restricted stock is awarded to employees or directors in the future, as the case may be, stock-based compensation will be recognized on a straight-line basis over the requisite service period of the respective award.

Segments. Based on the Company’s organizational structure, the Company has one operating segment, which is oil and natural gas development, exploration and production. In addition, the Company has a single, company-wide management team that allocates capital resources to maximize profitability and measures financial performance as a single enterprise.

Impact of the COVID-19 Pandemic. A novel strain of the coronavirus disease 2019 ("COVID-19") surfaced in late 2019 and spread around the world, including to the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic significantly affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. In addition, the COVID-19 pandemic resulted in travel restrictions, business closures and other restrictions that have disrupted the demand for oil throughout the world and when combined with pressures on the global supply-demand balance for oil and related products, resulted in significant volatility in oil prices beginning late February 2020. The length of this demand disruption is unknown, and there is significant uncertainty regarding the long-term impact of the effects of the COVID-19 pandemic to global oil demand, which negatively impacted the Company's results of operations and led to a significant reduction in the Company's 2020 capital activities.

Adoption of new accounting standards. In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)" ("ASC 842"), which supersedes the lease recognition requirements in ASC 840, "Leases" ("ASC 840"), and requires lessees to recognize lease assets and lease liabilities for those leases previously classified as operating leases. The Company adopted ASC 842 as of August 22, 2020 using the modified retrospective transition method. The Company elected to apply the transition guidance under ASU 2018-11, "Leases (Topic 842) Targeted Improvements," in which ASC 842 is applied at the adoption date, while the comparative periods will continue to be reported in accordance with historic accounting under ASC 840. This standard does not apply to leases to explore for or use minerals, oil or natural gas resources, including the right to explore for those natural resources and rights to use the land in which those natural resources are contained.

ASC 842 allowed for the election of certain practical expedients at adoption to ease the burden of implementation. At implementation, the Company elected to (i) maintain the historical lease classification for leases prior to August 22, 2020, (ii) maintain the historical accounting treatment for land easements that existed at adoption, (iii) use historical practices in assessing the lease term of existing contracts at adoption, (iv) combine lease and non-lease components of a contract as a single lease and (v) not record short-term leases in the consolidated balance sheet, all in accordance with ASC 842.

The adoption of ASC 842 did not have a material impact on the consolidated statements of operations and had no impact on the Company's cash flows. The Company did not record a change to its opening retained earnings as of August 22, 2020, as there was no material change to the timing or pattern of recognition of lease costs due to the adoption of ASC 842.

New accounting pronouncements. In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments, including trade receivables. The amendment requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due, which were not considered under the previous accounting guidance. The Company has evaluated the ASU 2016-03 and does not believe its adoption will have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”).  The amendments in this update remove certain exceptions of Topic 740 including: exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or gain from other items; exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.  There are also additional areas of guidance in regards to franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU are effective for years beginning after December 15, 2020.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”).  This ASU provides temporary optional expedients and exceptions to GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the SOFR.  Entities can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met.  An entity that makes this election would not have to remeasure the contracts at the modification rate date or reassess a previous accounting determination.  Entities can also elect various optional expedients that would allow them to continue applying hedge accounting relationships affected by reference rate reform if certain criteria are met.

In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848): Scope” (“ASU 2021-01”).  This ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment (“The Discounting Transition”) are in the scope of ASC 848 and therefore qualify for the available temporary optional expedients and exceptions.  As such, entities that employ derivatives that are the designated hedged item in a hedge relationship where perfect effectiveness is assumed can continue to apply hedge accounting without de-designating the hedging relationship to the extent such derivatives are impacted by the Discounting Transition.

The Company has evaluated recently issued, but not yet adopted, accounting pronouncements and does not believe they would have a material effect on the Company’s condensed consolidated and combined financial statements.

NOTE 3. Acquisitions

During the period from August 22, 2020 to December 31, 2020 and the period from January 1, 2020 to August 21, 2020, the Company spent a total of $1.2 million and $3.3 million, respectively, to acquire primarily undeveloped acreage, three vertical producing properties and two salt-water disposal wells in and around the Company’s existing properties for future exploration activities in the Midland Basin.

Grenadier Acquisition. In June 2019, HighPeak Energy Assets II, LLC (“HighPeak Assets II”) signed a purchase and sale agreement with Grenadier to acquire substantially all the oil and gas assets of Grenadier, effective June 1, 2019, subject to certain customary closing adjustments for a total purchase price of $615.0 million. Since HighPeak Assets II was contributed to the Predecessors in the HPK LP business combination discussed in Note 10, this purchase and sale agreement became part of the Predecessors effective October 1, 2019. The Grenadier Acquisition was originally scheduled to close no later than October 2019 but was extended twice to May 2020. In consideration for the initial extension, HPK LP: (i) released the then existing $30.75 million deposit from escrow and (ii) paid directly to Grenadier an additional $30.75 million and (iii) agreed to treat the collective sum as a nonrefundable deposit to Grenadier. In consideration for the second extension, HPK LP agreed to pay Grenadier an additional $15.0 million that was also nonrefundable but, unlike the $61.5 million deposit, was not to be credited toward the purchase price. The Grenadier Acquisition was terminated in April 2020 and was not consummated and therefore a charge to expense of $76.5 million was recognized.

NOTE 4. Fair Value Measurements

The Company determines fair value based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The three input levels of the fair value hierarchy are as follows:

●	Level 1 – quoted prices for identical assets or liabilities in active markets.
●

Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.

●

Level 3 – unobservable inputs for the asset or liability, typically reflecting management’s estimate of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore, determined using model-based techniques, including discounted cash flow models.

Assets and liabilities measured at fair value on a recurring basis. The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level of input that is significant to the measurement in its entirety.

The Company did not have any assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2020 or 2019.

Assets and liabilities measured at fair value on a nonrecurring basis. Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. Specifically, (i) stock-based compensation is measured at fair value on the date of grant based on Level 2 inputs based upon market data, (ii) the oil and gas properties of HighPeak Assets II that were contributed to one of the Predecessors discussed further and in more detail in Note 10 were measured at current estimated fair value using Level 3 inputs based upon market conditions in the area, and (iii) the estimates and fair value measurements used for the evaluation of proved property for potential impairment using Level 3 inputs based upon market conditions in the area. The Company assesses the recoverability of the carrying amount of certain assets and liabilities whenever events or changes in circumstances indicate the carrying amount of an asset or liability may not be recoverable. These assets and liabilities can include inventories, proved and unproved oil and gas properties and other long-lived assets that are written down to fair value when they are impaired or held for sale. The Company did not record any impairments to proved or unproved oil and gas properties for the periods presented in the accompanying condensed consolidated and combined financial statements.

The Company has other financial instruments consisting primarily of cash equivalents, accounts receivable, accounts payable, long-term debt and other current assets and liabilities that approximate fair value due to the nature of the instrument and their relatively short maturities.

Concentrations of credit risk. As of December 31, 2020 and 2019, management concluded there are no concentrations of credit risk, based on the nature of the assets held by the Company.

Impact of the COVID-19 pandemic on certain assets and liabilities measured at fair value on a nonrecurring basis.

Proved Properties. The Company performs assessments of its proved oil and gas properties accounted for under the successful efforts method of accounting whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In these circumstances, the Company recognizes an impairment charge for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Due to the decrease in management's commodity price outlooks ("Management's Price Outlooks"), the Company performed an impairment assessment of its proved oil and gas properties as of December 31, 2020 and determined that its proved oil and gas properties were not impaired. The primary factors that may affect estimates of future cash flows for the Company's proved oil and gas properties are (i) future reserve adjustments, both positive and negative, to proved reserves and risk-adjusted probable and possible reserves, (ii) results of future drilling activities, (iii) management's price outlooks and (iv) increases or decreases in production and capital costs.

There is significant uncertainty surrounding the long-term impact to global oil demand due to the effects of the COVID-19 pandemic. These conditions negatively impacted the Company's 2020 capital activities and production levels. It is reasonably possible that the carrying value of the Company's proved oil and gas properties could exceed their estimated fair value resulting in the need to impair their carrying values in the future. If incurred, an impairment of the Company's proved oil and gas properties could have a material adverse effect on the Company's financial condition and results of operations.

NOTE 5. Exploratory Well Costs

The Company capitalizes exploratory well and project costs until a determination is made that the well or project has either found proved reserves, is impaired or is sold. The Company's capitalized exploratory well and project costs are included in proved properties in the condensed consolidated balance sheets. If the exploratory well or project is determined to be impaired, the impaired costs are charged to exploration and abandonments expense.

The changes in capitalized exploratory well costs are as follows (in thousands):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, through December 31, 2020	January 1, through August 21, 2020	Year Ended December 31, 2019

Beginning capitalized exploratory well costs	$41,524	$11,427	$-
Additions to exploratory well costs pending the determination of proved reserves	53,462	48,169	58,435
Reclassification due to determination of proved reserves	(62,394)	(18,072)	(47,008)
Exploratory well costs charged to exploration and abandonment expense	-	-	-
Ending capitalized exploratory well costs	$32,592	$41,524	$11,427

All capitalized exploratory well costs have been capitalized for less than one year based on the date of drilling.

Note 6. Long-Term Debt

Revolving Credit Facility. In December 2020, the Company entered into a revolving credit facility with Fifth Third Bank, National Association (“Fifth Third”) as the administrative agent and sole lender (“Revolving Credit Facility”) that matures on June 17, 2024. The Revolving Credit Facility has an initial borrowing base of $40 million. The Company elected to reduce the aggregate elected commitments under the Revolving Credit Facility to $20 million. The borrowing capacity under the Revolving Credit Facility is equal to the lowest of (i) the borrowing base (which currently stands at $40.0 million), (ii) the aggregate elected commitments (which currently stand at $20.0 million) and (iii) $500.0 million. As of December 31, 2020, the Company had no outstanding borrowings under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, based on (a) a rate per annum equal to the higher of (i) the prime rate announced from time to time by Fifth Third, (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System during the last preceding business day plus 0.5 percent or (iii) the Adjusted LIBOR Rate, plus a margin (the “Applicable Margin”), which is currently 3.25 percent and is also determined by the Borrowing Base Utilization Percentage as defined in the Revolving Credit Facility. Letters of credit outstanding under the Revolving Credit Facility are subject to a per annum fee, representing the Applicable Margin plus 0.125 percent. The Company also pays commitment fees on undrawn amounts under the Revolving Credit Facility equal to 0.50 percent. Borrowings under the Revolving Credit Facility are secured by a first lien security interest on substantially all assets of the Company and its restricted subsidiaries, including mortgages on the Company’s and its restricted subsidiaries’ oil and gas properties.  The Revolving Credit Facility is scheduled to have the borrowing base redetermined semiannually in April and October. Additionally, the Company and Fifth Third each have the option for a wild card evaluation between redeterminations.

The Revolving Credit Facility requires the maintenance of a ratio of total debt to EBITDAX, subject to certain adjustments, not to exceed 3.00 to 1.00 as of the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2021) and a current ratio, subject to certain adjustments of at least 1.00 to 1.00 as of the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2021).

The Company has limited equity cure rights for a breach of the above-listed financial covenants. Additionally, the Revolving Credit Agreement contains additional restrictive covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, incur additional liens, make investments and loans, enter into mergers and acquisitions, make or declare dividends and other payments, enter into certain hedging transactions, sell assets and engage in transactions with affiliates. The Revolving Credit Facility contains customary mandatory prepayments, including a monthly mandatory prepayment if the Consolidated Cash Balance (as defined in the Revolving Credit Agreement) is in excess of $20.0 million. In addition, the Revolving Credit Agreement is subject to customary events of default, including a change in control. If an event of default occurs and is continuing, the administrative agent or the majority may accelerate any amounts outstanding and terminate lender commitments.

Note 7. Asset Retirement Obligations

The Company’s asset retirement obligations primarily relate to the future plugging and abandonment of wells and related facilities. Market risk premiums associated with asset retirement obligations are estimated to represent a component of the Company’s credit-adjusted risk-free rate that is utilized in the calculations of asset retirement obligations.

Asset retirement obligations activity is as follows (in thousands):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019
Beginning asset retirement obligations	$2,398	$2,212	$520
Liabilities incurred from new wells	84	97	1,511
Liabilities settled upon plugging and abandoning wells	(29)	-	(51)
Revision of estimates (a)	(211)	-	160
Accretion of discount	51	89	72
Ending asset retirement obligations	$2,293	$2,398	$2,212

(a) The revisions to the Company’s asset retirement obligation estimates are primarily due to changes in estimated costs based on experience with the properties.

As of December 31, 2020 and 2019, all asset retirement obligations are considered noncurrent and classified as such in the accompanying consolidated balance sheet.

NOTE 8. Incentive Plans

401(k) Plan. The HighPeak Energy Employees, Inc 401(k) Plan (the “401(k) Plan”) is a defined contribution plan established under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). As of October 1, 2020, all regular full-time and part-time employees of the Company are eligible to participate in the 401(k) Plan after three continuous months of employment with the Company. Participants may contribute up to 80 percent of their annual base salary into the 401(k) Plan. Matching contributions are made to the 401(k) Plan in cash by the Company in amounts equal to 100 percent of a participant’s contributions to the 401(k) Plan that are not in excess of four percent of the participant’s annual base salary (the “Matching Contribution”). Each participant’s account is credited with the participant’s contributions, Matching Contributions and allocations of the 401(k) Plan’s earnings. Participants are fully vested in their account balances at their eligibility date. During the period from August 24, 2020 through December 31, 2020, the Company contributed $49,000 to the 401(k) Plan.

Long-Term Incentive Plan. The Company’s 2020 Long-Term Incentive Plan (“LTIP”) provides for the granting of stock awards, stock options, dividend equivalents and substitute awards to directors, officers and employees of the Company. The number of shares available for grant pursuant to awards under the LTIP are as follows:

December 31, 2020
Approved and authorized awards	11,907,006
Awards granted under plan	(9,767,995)
Awards available for future grant	2,139,011

Stock Options. Stock options were granted to employees on August 24, 2020. Stock-based compensation expense related to stock options for the period from August 22, 2020 to December 31, 2020 for the Company was $15.5 million, and as of December 31, 2020 there was $3.8 million of unrecognized stock-based compensation expense related to unvested stock-based compensation awards. The unrecognized compensation expense will be recognized on a straight-line basis over the remaining vesting periods of the awards, which is a period of less than two years.

The Company estimates the fair values of stock options granted using a Black-Scholes option valuation model, which requires the Company to make several assumptions. The expected term of options granted was determined based on the simplified method of the midpoint between the vesting dates and the contractual term of the options. The risk-free interest rate is based on the U.S. treasury yield curve rate for the expected term of the option at the date of grant and the volatility was based on the volatility of a peer group of companies with similar characteristics of the Company on the date of grant since the Company did not have any trading history. More detailed stock options activity and details are as follows:

	Stock Options	Exercise Price	Remaining Term in Years	Intrinsic Value (in thousands)
Outstanding at August 22, 2020	-
Awards granted	9,705,495	$10.00
Awards forfeited	-
Exercised	-
Outstanding at December 31, 2020	9,705,495	$10.00	9.7	$57,942

Vested at December 31, 2020	7,204,163	$10.00	9.7	$43,009
Exercisable at December 31, 2020	7,204,163	$10.00	9.7	$43,009

Stock Issued to Directors. Stock was issued to the outside directors of the Company in November 2020 in the amount of 12,500 shares each totaling 62,500 shares in total. There were no restrictions of these shares. Therefore stock-based compensation expense was recognized immediately upon the issuance of these shares in the amount of $302,000 which was based upon the closing price of the stock on the date the stock issuance was approved by the board of directors of the Company.

NOTE 9. Commitments and Contingencies

Leases. The Company adopted ASC Topic 842, “Leases” electing the transition method which permits entities to change the date of initial application to the beginning of the year of adoption and to recognize the effects of applying the new standard as a cumulative-effect adjustment to the opening balance of retained earnings. The Company elected this transition approach, however the cumulative impact of adoption in the opening balance of retained earnings as of January 1, 2020 was zero. Therefore, as of December 31, 2020 the Company had operating right-of-use assets totaling $506,000 included in other noncurrent assets and operating lease liabilities totaling $508,000, $430,000 of which is included in other current liabilities and $78,000 is included in other noncurrent liabilities on the accompanying consolidated balance sheet. The Company does not currently have any finance right-of-use leases. Maturities of the operating lease obligations are as follows (in thousands):

Successor
December 31, 2020
2021	$439
2022	79
Total lease payments	518
Less present value discount	(10)
Present value of lease liabilities	$508

Legal actions. From time to time, the Company may be a party to various proceedings and claims incidental to its business. While many of these matters involve inherent uncertainty, the Company believes that the amount of the liability, if any, ultimately incurred with respect to these proceedings and claims will not have a material adverse effect on the Company's consolidated financial position as a whole or on its liquidity, capital resources or future annual results of operations. The Company records reserves for contingencies when information available indicates that a loss is probable, and the amount of the loss can be reasonably estimated.

Indemnifications. The Company has agreed to indemnify its directors and certain of its officers, employees and agents with respect to claims and damages arising from acts or omissions taken in such capacity, as well as with respect to certain litigation.

Environmental. Environmental expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Environmental expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities for expenditures that will not qualify for capitalization are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are undiscounted unless the timing of cash payments for the liability is fixed or reliably determinable. Environmental liabilities normally involve estimates that are subject to revision until settlement or remediation occurs.

Salt-Water Disposal Commitments. The Company has committed to deliver a total of 5.5 MMBbl of produced water for disposal with two different third-party salt-water disposal companies, including 2.5 MMBbl between September 30, 2020 and September 30, 2021 and 3.0 MMBbl between July 24, 2020 and July 24, 2022. As of December 31, 2020, the Company delivered approximately 0.7 MMBbl and 0.7 MMBbl, respectively under the two agreements. Both agreements require a payment for any volumes not delivered should the Company not perform under the agreements, indicating a monetary commitment of approximately $1.8 million as of December 31, 2020. Given the current production levels coupled with the wells planned to come on production in 2021, the Company expects to meet the volume commitments under these agreements.

NOTE 10. Related Party Transactions

HPK LP Business Combination. Effective October 1, 2019, HighPeak I and HighPeak Energy II, LP (“HighPeak II”) contributed cash and wholly owned subsidiaries, HighPeak Energy Assets, LLC, HighPeak Assets II, LLC and HighPeak Energy Holdings, LLC to HPK LP in return for limited partnership interest in HPK LP. Subsequent to the HPK LP business combination referenced in the preceding sentence and in 2019, HighPeak I contributed an additional $805,000 and HighPeak II contributed an additional $25.8 million in cash to HPK LP. During the period from January 1, 2020 through August 21, 2020, HighPeak II contributed an additional $54.0 million in cash to HPK LP. Also, during the period from January 1, 2020 through August 21, 2020, HPK LP made distributions to HighPeak I and HighPeak II of $2.8 million in total. Therefore, just prior to the HighPeak business combination which closed on August 21, 2020, HighPeak I and HighPeak II owned approximately 51.9% and 48.1% of HPK LP, respectively.

Since HighPeak I is the predecessor to HPK LP, its consolidated statement of operations and consolidated statement of cash flows for the nine months ended September 30, 2019 have been included in the accompanying financial statements for comparative purposes. However, HighPeak II’s results of operations are significant and as such HighPeak II’s consolidated statement of operations is shown below for additional comparative and informational purposes (in thousands).

Nine Months Ended September 30, 2019
Operating Revenues:
Crude oil sales	$719
Natural gas and natural gas liquid sales	223
Total operating revenues	942
Operating costs and expenses:
Oil and natural gas production	1,190
Production and ad valorem taxes	59
Exploration and abandonment	756
Depletion, depreciation and amortization	650
Accretion of discount on asset retirement obligations	86
General and administrative	2,891
Abandoned project	1,122
Total operating costs and expenses	6,754
Loss from operations	(5,812)
Interest income	107
Net loss	$(5,705)

HighPeak Business Combination. On August 21, 2020, the Company completed the HighPeak business combination between the Company, Pure, HPK LP, HighPeak I, and HighPeak II. HighPeak I and HighPeak II contributed their partnership interests in HPK LP to the Company in return for 76,383,054 shares of publicly traded common stock of the Company. The table below shows the construction of the beginning balance sheet of the Company on August 22, 2020 upon the closing of the HighPeak business combination (in thousands).

	(a)	(b)	(c)	(d)	(e)	(f)
	HPK LP	Pure	HighPeak Employees, Inc.	Issuance of HighPeak Energy Common Stock	Cash Offering Costs	Deferred Tax Liability	Beginning Balance Sheet on August 22, 2020
Cash and cash equivalents	$1,943	$1	$99	$92,554	$(8,114)	$-	$86,483
Accounts receivable	3,001	-	26	-	-	-	3,027
Total current assets	4,944	1	125	92,554	(8,114)	-	89,510
Total oil and gas properties, net	452,039	-	-	-	-	-	452,039
Other property and equipment, net	436	-	-	-	-	-	436
Total assets	$457,419	$1	$125	$92,554	$(8,114)	$-	$541,985
Current liabilities	$35,794	$2,025	$77	$(9,538)	$-	$-	$28,358
Deferred income tax liability	-	-	-	-	-	39,946	39,946
Notes payable (receivable)	(11,675)	11,675	-	-	-	-	-
Asset retirement obligations	2,398	-	-	-	-	-	2,398
Partners' capital	521,682	-	-	(521,682)	-	-	-
Common stock	-	-	-	9	-	-	9
Additional paid-in capital	-	(13,699)	48	623,765	(8,114)	(39,946)	562,054
Accumulated deficit	(90,780)	-	-	-	-	-	(90,780)
Total stockholders' equity/partner's capital	430,902	(13,699)	48	102,092	(8,114)	(39,946)	471,283
Total liabilities and stockholders' equity/partners' capital	$457,419	$1	$125	$92,554	$(8,114)	$-	$541,985

(a)	Represents HPK LP’s condensed consolidated balance sheet estimated as of August 21, 2020.
(b)

Represents Pure’s condensed consolidated balance sheet estimated as of August 21, 2020 after taking into account: (i) the closing of its trust account, (ii) the redemption of Pure’s Class A Common Stock by the former public stockholders of Pure that elected to redeem, (iii) paying out the cash consideration to those former public stockholders of Pure who elected to remain and (iv) the conversion of the remaining shares of Pure’s Class A Common Stock to HighPeak Energy common stock upon the closing of the HighPeak business combination.  The $13.7 million reduction to equity is considered noncash offering costs on the condensed consolidated statement of changes in stockholders’ equity.

(c)	Represents the balance sheet of HighPeak Energy Employees, Inc which was acquired by the Company for $10.00 upon the closing of the HighPeak business combination.
(d)

Represents the issuance by the Company of 91,592,354 shares of common stock, 10,538,183 warrants and 10,209,300 Contingent Value Rights upon the closing of the HighPeak business combination. The reduction to accounts payable of $9.5 million represents those vendors of HPK LP that purchased shares under the Forward Purchase Agreement Amendment in the HighPeak business combination in lieu of being paid cash for the majority of their outstanding balances.

(e)	Represents the cash costs paid for the offering of the aforementioned shares in addition to the cash costs that had previously been incurred by Pure of $13.7 million in column (b).
(f)

Represents the beginning deferred tax liability of the Company given the combination of all the entities, most of which originated from HPK LP which was a partnership for U.S. federal income tax purposes and therefore did not record a deferred tax liability.

Pursuant to the Business Combination Agreement, among other things, (a) MergerSub merged with and into Pure, with Pure surviving as a wholly owned subsidiary of the Company, (b) each outstanding share of Pure’s Class A Common Stock and Pure’s Class B Common Stock (other than certain shares of Pure’s Class B Common Stock that were surrendered for cancellation by Pure’s Sponsor) were converted into the right to receive (A) one share of HighPeak Energy common stock (and cash in lieu of fractional shares), and (B) solely with respect to each outstanding share of Pure’s Class A Common Stock, (i) a cash amount, without interest, equal to $0.62, which represented the amount by which the per-share redemption value of Pure’s Class A Common Stock that exceeded $10.00 per share at the closing, without interest, in each case, totaling approximately $767,902, (ii) one CVR for each one whole share of HighPeak Energy common stock (excluding fractional shares) issued to holders of Pure’s Class A Common Stock pursuant to clause (A), representing the right to receive additional shares of HighPeak Energy common stock (or such other specified consideration as is specified with respect to certain events) under certain circumstances, if necessary, to satisfy a 10% preferred simple annual return, subject to a floor downside per-share price of $4.00, as measured at the applicable maturity, which will occur on a date to be specified and which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or in certain circumstances after the occurrence of certain change of control events with respect to the Company’s business, including certain mergers, consolidations and asset sales (with an equivalent number of shares of HighPeak Energy common stock held by HighPeak I and HighPeak II being collectively forfeited) and (iii) one warrant to purchase HighPeak Energy common stock for each one whole share of HighPeak Energy common stock (excluding fractional shares) issued to holders of Pure’s Class A Common Stock pursuant to clause (A), (c) the HPK Contributors (A) contributed their limited partner interests in HPK LP to the Company in exchange for HighPeak Energy common stock and the general partner interests in HPK LP to a wholly owned subsidiary of the Company in exchange for no consideration, and (B) contributed the outstanding Sponsor Loans (as defined in the Business Combination Agreement) in exchange for HighPeak Energy common stock and such Sponsor Loans were cancelled in connection with the closing of the HighPeak business combination and (d) following the consummation of the foregoing transactions, the Company caused HPK LP to merge with and into the Surviving Corporation (as successor to Pure) and all interests in HPK LP were cancelled in exchange for no consideration.

HighPeak I and HighPeak II collectively received 76,383,054 shares of HighPeak Energy common stock pursuant to the Business Combination Agreement. Further, certain of the Company’s executive officers and directors received the consideration provided by the HighPeak business combination through their ownership of Pure’s Class A Common Stock. Steven W. Tholen, the Company’s Chief Financial Officer received 5,000 shares of HighPeak Energy common stock, 5,000 CVRs and 5,000 warrants in exchange for shares of Pure’s Class A Common Stock owned by him prior to the HighPeak business combination. Michael L. Hollis, the Company’s President and member of the Company’s board of directors (the “Board”), received 16,802 shares of HighPeak Energy common stock, 16,802 CVRs and 20,382 warrants in exchange for shares of Pure’s Class A Common Stock and Pure’s warrants, respectively, owned by him prior to the HighPeak business combination. Further, Rodney L. Woodard, the Chief Operating Officer of the Company, received 14,000 shares of HighPeak Energy common stock, 14,000 CVRs and 14,000 warrants in exchange for shares of Pure’s Class A Common Stock and Pure’s warrants, respectively, owned by him prior to the HighPeak business combination.

Unaudited Pro Forma Operating Results. The following unaudited pro forma combined financial information has been prepared as if the HighPeak business combination and the HPK LP business combination had taken place on January 1, 2019. The unaudited pro forma consolidated financial information has been prepared using the reverse merger business combination method of accounting in accordance with GAAP. The information reflects pro forma adjustments based on available information and certain assumptions that the Company believes are reasonable and the estimated tax impacts of the pro forma adjustments.

The pro forma condensed combined financial information has been included for comparative purposes and is not necessarily indicative of the results that might have actually occurred had the business combinations taken place on January 1, 2019; furthermore, the financial information is not intended to be a projection of future results (in thousands, except per share amounts).

	(Unaudited Pro Forma) Year Ended December 31,
	2020	2019
Total revenues	$24,623	$9,057
Net income attributable to Common Stock	(23,310)	(8,838)
Basic and diluted net loss per share	(0.25)	(0.10)

Contingent Value Rights. At the closing of the HighPeak business combination, the Company entered into the Contingent Value Rights Agreement (the “CVR Agreement”) by and among, the Company, Pure’s Sponsor, HighPeak I, HighPeak II (together with HighPeak I, the “CVR Sponsors”) and Continental Stock Transfer & Trust Company, in its capacity as Rights Agent (the “Rights Agent”) whereby it issued 10,209,300 CVRs. The CVR Agreement provides for, among other things, the CVRs, which represent contractual rights to receive a contingent payment (in the form of additional shares of HighPeak Energy common stock, or as otherwise specified in the CVR Agreement) in certain circumstances that were issued to the holders of shares of Pure’s Class A Common Stock that participated in the HighPeak business combination and certain qualified institutional buyers and accredited investors, including certain affiliates and officers of the Company, that purchased forward purchase units of the Company pursuant to the Forward Purchase Agreement Amendment (as defined below). Pursuant to the CVR Agreement, holders of CVRs in whose name a CVR is registered in the CVR registrar maintained by the Rights Agent at any date of determination are being provided with a significant valuation protection through the opportunity to obtain additional contingent consideration in the form of additional shares of HighPeak Energy common stock if the trading price of HighPeak Energy’s common stock is below the price that would provide the holders of CVRs with a 10% preferred simple annual return on their shares of common stock held at Closing (based on a $10.00 per share price at the closing of the HighPeak business combination), subject to a floor downside per-share price of $4.00 (the “Preferred Returns”), either at (i) the date to be specified by the CVR Sponsors, which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or (ii) in certain circumstances, the occurrence of certain change of control events with respect to the Company’s business, including certain mergers, consolidation and asset sales. If any additional shares of HighPeak Energy common stock are issued to Qualifying CVR Holders (as defined in the CVR Agreement) pursuant to the CVR Agreement, the CVR Sponsors will collectively forfeit an equivalent number of shares they own that are currently in escrow to the Company for cancellation. The Preferred Returns could entitle a Qualifying CVR Holder to receive up to 2.125 shares of HighPeak Energy common stock per CVR.  Following the closing, the CVR Sponsors collectively placed 21,694,763 shares in escrow, which equaled the maximum number of additional shares of HighPeak Energy common stock issuable pursuant to the CVR Agreement, which such shares will be released either to the Company for cancellation in connection with the satisfaction of any Preferred Returns or back to the CVR Sponsors, collectively, as applicable, following the maturity date under the CVR Agreement.

Stockholders’ Agreement. At the closing of the HighPeak business combination, Pure’s Sponsor, HighPeak I, HighPeak II, HighPeak III and Jack Hightower (collectively, with each of their respective affiliates and permitted transferees, the “Principal Stockholder Group”), on the one hand, and the Company, on the other hand, entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which governs certain rights and obligations following the HighPeak business combination. Under the Stockholders’ Agreement, the Principal Stockholder Group will be entitled, based on its percentage ownership of the total amount of HighPeak Energy common stock issued and outstanding immediately following the closing (the “Original Shares”) and provided that the Original Shares constitute not less than the percentage of the then outstanding total voting securities of the Company set forth below, to nominate a number of directors for appointment to the Board as follows:

●

for so long as (i) the Principal Stockholder Group beneficially owns at least 35% of the Original Shares and (ii) the Original Shares constitute at least 30% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate up to four (4) nominees, and if the Principal Stockholder Group owns less than 50% of the total outstanding voting securities, at least one nominee shall be independent as defined by applicable listing standards;

●

for so long as (i) the Principal Stockholder Group beneficially owns less than 35% but at least 25% of the Original Shares and (ii) the Original Shares constitute at least 25% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate up to three (3) nominees;

●

for so long as (i) the Principal Stockholder Group beneficially owns less than 25% but at least 15% of the Original Shares and (ii) the Original Shares constitute at least 15% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate up to two (2) nominees; and

●

if (i) the Principal Stockholder Group beneficially owns less than 15% but at least 5% of the Original Shares and (ii) the Original Shares constitute at least 7.5% of the Company’s then-outstanding voting securities, the Principal Stockholder Group can designate one (1) nominee.

If at any time the Principal Stockholder Group owns less than 5% of the Original Shares or the Original Shares constitute less than 7.5% of the Company’s then-outstanding voting securities, it will cease to have any rights to designate individuals for nomination to the Board.

For so long as the Principal Stockholder Group has the right to designate at least one director for nomination under the Stockholders’ Agreement, the Company will take all Necessary Action (as defined therein) to ensure that the number of directors serving on the Board shall not exceed seven (7). For so long as the Principal Stockholder Group owns a number of shares of HighPeak Energy common stock equal to at least (i) 20% of the Original Shares and (ii) 7.5% of the then-outstanding voting securities of the Company, the Company and the Principal Stockholder Group shall have the right to have a representative appointed to serve on each committee of the Board (other than the audit committee) for which any such representative is eligible pursuant to applicable laws and the Nasdaq. For so long as the Principal Stockholder Group has the right to designate one or more individuals for nomination to the Board, the Principal Stockholder Group shall have the right to appoint one (1) non-voting observer to the Board.

The Stockholders’ Agreement also includes customary restrictions on the transfer of equity securities to certain persons acquiring beneficial ownership. Pursuant to the Stockholders’ Agreement, the Principal Stockholder Group will agree not to transfer, directly or indirectly, any equity securities of the Company for a period of 180 days after the Closing, subject to certain customary exceptions. The Stockholders’ Agreement will terminate as to each stockholder upon the time at which the Principal Stockholder Group no longer has the right to designate an individual for nomination to the Board under the Stockholders’ Agreement and as to a member of the Principal Stockholder Group that no longer owns any of the Original Shares.

Registration Rights Agreement. At the closing of the HighPeak business combination, the Company entered into the Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Principal Stockholder Group and certain other security holders named therein, pursuant to which the Company will be obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) all or any portion of the shares of HighPeak Energy common stock that the holders named thereto hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”). The Company has agreed to file and cause to become effective a registration statement covering the Registrable Securities held by such holder making a demand for registration, provided that no fewer than the amount of Registrable Securities representing the lesser of (i) $25 million or (ii) all Registrable Securities owned by such holder, as applicable, are covered under the holder’s demand for registration. The holders can submit a request beginning immediately after the HighPeak business combination. Under the Registration Rights Agreement, the holders also have “piggyback” registration rights exercisable at any time that allow them to include the shares of HighPeak Energy common stock that they own in certain registrations initiated by the Company, provided that such holder elects to include its Registrable Securities in an amount not less than $5 million. Subject to customary exceptions, holders will also have the right to request one or more underwritten offerings of Registrable Securities, provided, that, they hold at least $5 million in Registrable Securities and each such offering include a number of Registrable Securities equal to the lesser of (i) $25 million and (ii) all of the Registrable Securities owned by such holders as of the date of the request. In the event that the sale of registered securities under a registration statement would require disclosure of certain material non-public information not otherwise required to be disclosed, the Company may postpone the effectiveness of the applicable registration statement or require the suspension of sales thereunder. The Company may not delay or suspend a registration statement on more than two (2) occasions for more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days, in each case, during any twelve (12) month period.

Forward Purchases. In connection with the closing of the HighPeak business combination, the Company also issued shares of HighPeak Energy common stock, warrants and CVRs (the “Forward Purchases”) to certain qualified institutional buyers and accredited investors (the “Forward Purchase Investors”) pursuant to that certain Amended & Restated Forward Purchase Agreement, dated as of July 24, 2020 (the “Forward Purchase Agreement Amendment”), by and among the Company, each party designated as a purchaser therein (including purchasers that subsequently joined prior to the closing of the HighPeak business combination as parties thereto), HighPeak Energy Partners, LP, and, solely for the limited purposes specified therein, Pure.

Prior to the closing of the HighPeak business combination, and subsequent to the Company’s entry into the Forward Purchase Agreement Amendment, an aggregate of 8,976,875 forward purchase units (with each forward purchase unit consisting of one share of HighPeak Energy common stock, one warrant and one CVR), for aggregate consideration of approximately $89.8 million in a private placement pursuant to the Assignment and Joinder agreements under and pursuant to the Forward Purchase Agreement Amendment. The proceeds from the Forward Purchases were used to fund a portion of the minimum equity consideration condition to closing required to effect the HighPeak business combination pursuant to the Business Combination Agreement.

General and Administrative Expenses. The general partner of HPK LP utilized HighPeak Energy Management, LLC (the “Management Company”) to provide services and assistance to conduct, direct and exercise full control over the activities of HPK LP per its Partnership Agreement. However, the Management Company is funded via payments from the parent companies of HighPeak I and HighPeak II pursuant to their respective Limited Partnership Agreements, as amended. Therefore, HPK LP reimbursed the parent companies of HighPeak I and HighPeak II for actual costs incurred by the Management Company. During the period from January 1, 2020 through August 21, 2020, HPK LP paid $2.4 million each to the parent companies of HighPeak I and HighPeak II of which $4.7 million is included in general and administrative expenses in the accompanying results of operations for the period from January 1, 2020 through August 21, 2020. Effective upon closing of the HighPeak business combination, the Management Company will no longer be paid by the Company as all costs directly attributable to the Company will be paid by the Company going forward.

In October 2020, the Company paid G4 Companies, LLC, a company wholly owned by a director of the Company, $1.5 million for the design of a full-scale model for a water recycle and purification treatment facility that the Company plans to construct in our development area to handle produced water in an environmentally friendly manner. Phase I and II water testing has already been completed to ascertain the viability of such a system. The timing of the construction of the facility is still under review and consideration.

NOTE 11. Major Customers

Lion Oil Trading and Transportation, LLC purchased approximately 98% of the Company’s crude oil, natural gas and natural gas liquids during the period from August 22, 2020 through December 31, 2020. Lion Oil Trading and Transportation, LLC and Enlink Crude Purchasing, LLC purchased approximately 49% and 44%, respectively, of the Company’s crude oil, natural gas and natural gas liquids during the period from January 1, 2020 through August 21, 2020. Based on the current demand for oil and natural gas and the availability of other purchasers, management believes the loss of these major purchasers would not have a material adverse effect on our financial condition and results of operations because crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

NOTE 12. Income Taxes

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine how the CARES Act may impact its business, results of operations, financial condition and liquidity.

The Company’s income tax expense (benefit) attributable to income (loss) from operations consisted of the following(in thousands):

August 22, 2020 through December 31, 2020
Current tax benefit	$(3,176)
Deferred tax benefit	(1,047)
Income tax benefit	$(4,223)

The reconciliation between the income tax expense (benefit) computed by multiplying pre-tax income (loss) by the U.S. federal statutory rate and the reported amounts of income tax expense (benefit) is as follows (in thousands, except rate):

August 22, 2020 through December 31, 2020
Income tax expense (benefit) at U.S. federal statutory rate	$(4,337)
Limited tax benefit due to stock-based compensation	127
Other	(13)
Income tax expense (benefit)	$(4,223)
Effective income tax rate	20.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows as of December 31, 2020 (in thousands):

December 31, 2020
Deferred tax assets:
Net operating loss carryforwards	$9,725
Stock-based compensation	3,124
Other	31
Less: Valuation allowance	-
Net deferred tax assets	12,880

Deferred tax liabilities:
Oil and natural gas properties, principally due to differences in basis and depreciation and the deduction of intangible drilling costs for tax purposes	(51,778)
Net deferred tax liabilities	$(38,898)

The effective income tax rate differs from the U.S. statutory rate of 21 percent primarily due to permanent differences between GAAP income and taxable income. Periods prior to August 22, 2020 are not shown because the Predecessors were treated as partnerships for U.S. federal income tax purposes and therefore do not record a provision for U.S. federal income tax because the partners of the Predecessors report their share of the Predecessors’ income or loss on their respective income tax returns. The Predecessors are required to file tax returns on Form 1065 with the IRS. The 2017 through 2019 tax years remain open to examination.

As required by ASC Topic 740, “Income Taxes,” (“ASC 740”) the Company uses reasonable judgments and makes estimates and assumptions related to evaluating the probability of uncertain tax positions. The Company bases its estimates and assumptions on the potential liability related to an assessment of whether the income tax position will “more likely than not” be sustained in an income tax audit. Based on that analysis, the Company believes the Company has not taken any material uncertain tax positions, and therefore has not recorded an income tax liability related to uncertain tax positions. However, if actual results materially differ, the Company’s effective income tax rate and cash flows could be affected in the period of discovery or resolution. The Company also reviews the estimates and assumptions used in evaluating the probability of realizing the future benefits of the Company’s deferred tax assets and records a valuation allowance when the Company believes that a portion or all the deferred tax assets may not be realized. If the Company is unable to realize the expected future benefits of its deferred tax assets, the Company is required to provide a valuation allowance. The Company uses its history and experience, overall profitability, future management plans, tax planning strategies, and current economic information to evaluate the amount of valuation allowance to record. As of December 31, 2020, the Company has not recorded a valuation allowance for deferred tax assets arising from its operations because the Company believes they meet the “more likely than not” criteria as defined by the recognition and measurement provisions of ASC 740. However, the Company may not realize the $12.9 million in deferred tax assets it has as of December 31, 2020 if the estimates and assumptions used in evaluating the probability of realizing the future benefits of the Company's deferred tax assets change, which would affect the Company’s effective income tax rate and cash flows in the period of discovery or resolution.

On December 27, 2020, President Trump signed into law the Consolidated Appropriations Act, an omnibus spending bill to fund the federal government that also includes an array of COVID-related tax relief for individuals and businesses.  The tax-related measures contained in the Act revise and expand provisions enacted earlier in the year by the Families First Coronavirus Response Act and the CARES Act.  The Act also extends a number of expiring tax provisions. Additionally, the Act provides for a 100% deduction for certain business meals incurred in calendar years 2021 and 2022, which are currently deductible at 50% for years ending December 31, 2020. The Company determined that income tax effects related to the passage of the Consolidated Appropriations Act were not material to the financial statements for the year ended December 31, 2020.

The Company is also subject to Texas Margin Tax. The Company realized no Texas Margin Tax in the accompanying condensed consolidated and combined financial statements as we do not anticipate owing any Texas Margin Tax for any periods.

NOTE 13. Earnings (Loss) Per Share

The Company uses the two-class method of calculating earnings (loss) per share because certain of the Company’s unvested stock-based awards qualify as participating securities.

The Company’s basic earnings (loss) per share attributable to common stockholders is computed as (i) net income (loss) as reported attributable to common stockholders, (ii) less participating basic earnings (iii) divided by weighted average basic common shares outstanding. The Company’s diluted earnings (loss) per share attributable to common stockholders is computed as (i) basic earnings (loss) attributable to common stockholders, (ii) plus reallocation of participating earnings (iii) divided by weighted average diluted shares outstanding. The components of basic and diluted earnings (loss) per share attributable to common stockholders are as follows (in thousands):

Successor
August 22, through December 31, 2020
Net income (loss) attributable to common stockholders	$(16,429)
Participating share-based earnings (a)	-
Basic and diluted net income (loss) attributable to common stockholders	$(16,429)

Basic weighted average shares outstanding	91,629
Dilution attributable to stock-based compensation awards	-
Diluted weighted average shares outstanding	91,629

(a)

Participating earnings represent the distributed and undistributed earnings of the Company attributable to the participating securities. Unexercised stock option awards do not participate in undistributed net losses as they are not contractually obligated to do so.

The calculation for weighted average shares reflects shares outstanding over the reporting period based on the actual number of days the shares were outstanding.  The Company excluded 10,225,472 of weighted average shares of common stock issuable upon the conversion of the warrants for the period from August 22, 2020 through December 31, 2020 as the effect was anti-dilutive.

NOTE 14. Stockholders’ Equity (Successor)

At December 31, 2020, the Company has 91,967,565 shares of common stock outstanding, 10,225,472 warrants outstanding with an exercise price of $11.50 per share that expire on August 21, 2025 and 10,209,300 CVRs outstanding that give the holders a right to receive up to 2.125 shares of HighPeak Energy common stock per CVR in order to satisfy the Preferred Returns (with an equivalent number of shares of Company common stock held by HighPeak I and HighPeak II being collectively forfeited in connection therewith).  As such, HighPeak I and HighPeak II have placed a total of 21,694,763 shares of common stock of the Company in escrow.

NOTE 15. Partners’ Capital (Predecessors)

Allocation of partner’s net profits and losses. Net income or loss and net gain or loss on investments of the Predecessors for the period are allocated among its partners in proportion to the relative capital contributions made to the Predecessors. The Predecessors realized a net loss of $85.0 million for the period from January 1, 2020 through August 21, 2020.

Partner’s distributions. The proceeds distributable by the Predecessors (which shall include all proceeds attributable to the disposition of investments, net of expenses) is distributable in accordance with their respective Partnership Agreements. As of August 21, 2020, the Predecessor had made distributions of $2.8 million prior to closing of the HighPeak business combination.

NOTE 16. Subsequent Events

Exercises of warrants. Subsequent to December 31, 2020, the Company received proceeds of $9.1 million as a result of the exercise of 788,009 warrants, 312,711 of which were exercised prior to and 475,298 that were exercised subsequent to December 31, 2020.  Of the $9.1 million, $3.6 million was the receipt of the subscription receivable recorded as of December 31, 2020.  In addition, there were cashless exercises of 250,000 warrants subsequent to December 31, 2020 whereby, the holder converted their 250,000 warrants into 78,767 shares of common stock in accordance with the terms of the warrant agreement, as amended.  Therefore, as of March 15, 2020, the Company has 92,675,898 common stock, 9,500,174 warrants and 10,209,300 CVRs issued and outstanding.

Revolving Credit Facility commitment.  In March 2021, the Company’s borrowing base and bank commitments under the Revolving Credit Facility were increased to $50 million, subject to finalization of customary documentation.

Note 17 – Supplemental Oil and Gas Disclosures (Unaudited)

Net Capitalized Costs

The following table reflects the capitalized costs of natural gas and oil properties and the related accumulated depletion (in thousands):

	Successor	Predecessors
	December 31, 2020	December 31, 2019
	(in thousands)
Proved properties	$367,372	$178,835
Unproved properties	152,741	227,525
Total capitalized costs	520,113	406,360
Less: accumulated depletion	(17,477)	(1,566)
Net capitalized costs	$502,636	$404,794

Cost Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development

The following table reflects costs incurred in oil, natural gas and NGL property acquisition, development and exploratory activities (in thousands):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019
Acquisition costs:
Proved properties	$-	$585	$4,635
Unproved properties	1,181	2,753	6,288
Total acquisition costs	1,181	3,338	10,923
Exploration costs	52,837	48,801	59,349
Development costs	11,757	863	54
Oil and gas expenditures	65,775	53,002	70,326
Asset retirement obligations, net	(105)	98	316
Total costs incurred	$65,670	$53,100	$70,642

Results of Operations for Oil, Natural Gas and NGL Producing Activities

The following table reflects the Partnership’s results of operations for oil, natural gas and natural gas liquids producing activities (in thousands):

	Year Ended December 31, 2020
	Successor	Predecessors
	August 22, 2020 through December 31, 2020	January 1, 2020 through August 21, 2020	Year Ended December 31, 2019
Oil, NGL and natural gas sales	$16,400	$8,223	$8,115
Lease operating expenses	2,653	4,870	3,372
Production and ad valorem taxes	886	566	449
Exploration and abandonment expense	5,032	4	2,850
Depletion, depreciation and amortization expense	9,877	6,385	4,269
Accretion of discount on asset retirement obligations	51	89	72
Results of operations from oil and gas production activities	$(2,099)	$(3,691)	$(2,897)

Oil, Natural Gas and NGL Reserves

Proved reserves were estimated in accordance with guidelines established by the SEC, which require that reserve estimates be prepared under existing economic and operating conditions based upon the 12-month unweighted average of the first day of the month spot prices prior to the end of the reporting period. These prices as of December 31, 2020 and 2019 were $39.57 and $55.69 per barrel for crude oil and $1.985 and $2.578 per MMBtu for natural gas, respectively. The estimated realized prices used in computing the Company’s reserves as of December 31, 2020 were as follows: (i) oil - $38.08 per barrel, (ii) natural gas - ($1.304) per Mcf, and (iii) NGL - $12.27 per barrel. The estimated realized prices used in computing the Partnership’s reserves as of December 31, 2019 were as follows: (i) oil - $50.57 per barrel, (ii) natural gas - $0.10 per Mcf, and (iii) NGL - $21.17 per barrel. All prices are net of adjustments for regional basis differentials, treating costs, transportation, gas shrinkage, gas heating vale (BTU content) and/or crude quality and gravity adjustments.

The proved reserve estimates as of December 31, 2020 and 2019 were prepared by Cawley, Gillespie & Associates, Inc. (“CG&A”), independent reserve engineers, and reflect the Company’s current development plans. All estimates of proved reserves are determined according to the rules prescribed by the SEC in existence at the time estimates were made. These rules require that the standard of “reasonable certainty” be applied to proved reserve estimates, which is defined as having a high degree of confidence that the quantities will be recovered. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as more technical and economic data becomes available, a positive or upward revision or no revision is much more likely than a negative or downward revision. Estimates are subject to revision based upon a number of factors, including many factors beyond the Company’s control, such as reservoir performance, prices, economic conditions, and government restrictions. In addition, results of drilling, testing, and production subsequent to the date of an estimate may justify revision of that estimate.

Reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. Estimating quantities of proved oil and natural gas reserves is a complex process that involves significant interpretations and assumptions and cannot be measured in an exact manner. It requires interpretations and judgment of available technical data, including the evaluation of available geological, geophysical and engineering data. The accuracy of any reserve estimate is highly dependent on the quality of available data, the accuracy of the assumptions on which they are based upon, economic factors, such as oil and natural gas prices, production costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the assumed effects of governmental regulation. In addition, due to the lack of substantial, if any, production data, there are greater uncertainties in estimating PUD reserves, proved developed non-producing reserves and proved developed reserves that are early in their production life. As a result, the Company’s reserve estimates are inherently imprecise.

The meaningfulness of reserve estimates is highly dependent on the accuracy of the assumptions on which they were based. In general, the volume of production from oil and natural gas properties the Company owns declines as reserves are depleted. Except to the extent the Company conducts successful exploration and development activities or acquires additional properties containing proved reserves, or both, the Company’s proved reserves will decline as reserves are produced.

The following table reflects changes in proved reserves during the periods indicated:

	Crude Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	Total (MBoe)
Predecessors
Proved Reserves at January 1, 2019	2,914	809	222	3,271
Contribution from HighPeak II	973	569	78	1,146
Extensions and discoveries	5,413	2,528	759	6,593
Revisions of previous estimates	217	887	290	655
Production	(145)	(139)	-	(168)
Proved Reserves at December 31, 2019	9,372	4,654	1,349	11,497
Purchase of minerals in place	44	36	-	50
Extensions and discoveries	1,008	252	67	1,117
Revisions of previous estimates	(1,555)	(1,144)	(374)	(2,120)
Production	(236)	(87)	(20)	(270)
Proved Reserves at August 21, 2020	8,633	3,711	1,022	10,274

Successor
Proved Reserves at August 22, 2020	8,633	3,711	1,022	10,274
Extensions and discoveries	11,977	5,215	1,433	14,279
Revisions of previous estimates	(1,180)	(875)	(277)	(1,603)
Production	(398)	(112)	(18)	(435)
Proved Reserves at December 31, 2020	19,032	7,939	2,160	22,515

At December 31, 2020, the Company had approximately 22,515 MBoe of proved reserves. Effective August 21, 2020, the HighPeak business combination included estimated proved reserves totaling 10,274 MBoe. For the period from August 22, 2020 to December 31, 2020, extensions and discoveries increased proved reserves by 14,279 MBoe as a result of: (i) drilling 3 gross (3.0 net) exploratory wells that were on production as of December 31, 2020, (ii) 9 gross (8.9 net) exploratory wells that were in the final stages of completion as of December 31, 2020, and (iii) the addition of 15 gross (12.4 net) PUDs. Downward revisions of previous estimates of 1,603 MBoe for the period from August 22, 2020 to December 31, 2020 were primarily the result of: (i) negative revisions of 1,112 MBoe due to technical revisions attributable to decreased well performance and adjustments to our PUD estimates, (ii) negative revisions of 409 MBoe related to PUDs removed from the development program, (iii) negative revisions of approximately 98 MBoe primarily due to decreases in oil, natural gas and NGL prices and increased price differentials, (iv) partially offset by positive revisions of approximately 16 MBoe related to decreased forecasted operating expenses. The net increase in proved reserves was partially offset by 435 MBoe in production during the period from August 22, 2020 to December 31, 2020. The Company’s current development plan reflects allocation of capital with a focus on efficiencies, recoveries and rates of return.

At August 21, 2020, the Company had approximately 10,274 MBoe of proved reserves. During the period from January 1, 2020 to August 21, 2020, the Company acquired interests in three (3) producing vertical wells near its area of operation which included estimated proved reserves totaling 50 MBoe. For the period from January 1, 2020 to August 21, 2020, extensions and discoveries increased proved reserves by 1,117 MBoe as a result of: (i) drilling 3 gross (3.0 net) exploratory wells that were on production as of August 21, 2020. Revisions of previous estimates of 2,120 MBoe for the period from January 1, 2020 to August 21, 2020 were primarily the result of: (i) negative revisions totaling approximately 1,975 MBoe due to technical revisions attributable to decreased well performance of offset horizontal wells resulting in lessoned projected performance and adjustments to PUD estimates, (ii) negative revisions of approximately 173 MBoe primarily due to decreases in oil, natural gas and NGL prices and increased price differentials, and (iii) partially offset by positive revisions of 28 MBoe due to decreased forecasted operating expenses. Adding to the net decrease in proved reserves was 270 MBoe in production during the period from January 1, 20202 to August 21, 2020.

At December 31, 2019, the Predecessors had approximately 11,497 MBoe of proved reserves. Effective October 1, 2019, the contribution of a subsidiary to the Predecessors by HighPeak II included estimated proved reserves totaling 1,146 MBoe. For the year ended December 31, 2019, extensions and discoveries increased proved reserves by 6,593 MBoe as a result of: (i) drilling or participating in the drilling of 2 gross (1.8 net) exploratory wells that were on production as of December 31, 2019, (ii) 5 gross (5.0 net) exploratory wells that were being drilled or pending completion as of December 31, 2019, and (iii) the addition of 13 gross (4.4 net) PUDs. Revisions of previous estimates of 655 MBoe for the year ended December 31, 2019 were primarily the result of: (i) negative revisions totaling approximately 80 MBoe due to reductions in pricing and increases in pricing differentials, (ii) negative revisions of approximately 54 MBoe primarily due to increased forecasted operating expenses, and (iii) positive revisions of 789 MBoe due to improvements in well performance attributable to improved well performance of offset horizontal wells resulting in improved projected performance of these PUDs. The net increase in proved reserves was offset by 168 MBoe in production during the year ended December 31, 2019.

The following table sets forth the Partnership’s estimated quantities of proved developed and proved undeveloped oil, natural gas and natural gas liquid reserves:

	Successor December 31, 2020	Predecessors December 31, 2019
Proved Developed Reserves (1)
Oil (MBbl)	8,730	4,091
Natural gas (MMcf)	3,572	1,952
Natural gas liquids (MBbl)	957	548
Total (MBoe)	10,282	4,964
Proved Undeveloped Reserves
Oil (MBbl)	10,302	5,281
Natural gas (MMcf)	4,367	2,702
Natural gas liquids (MBbl)	1,203	801
Total (MBoe)	12,233	6,533
Total Proved Reserves
Oil (MBbl)	19,032	9,372
Natural gas (MMcf)	7,939	4,654
Natural gas liquids (MBbl)	2,160	1,349
Total (MBoe)	22,515	11,497

(1)

As of December 31, 2020 and 2019, proved developed reserves includes proved developed non-producing reserves of 4,517 and 3,101 MBbl of crude oil, 1,912 and 1,454 MMcf of natural gas and 517 and 447 MBbl of natural gas liquids, respectively.

Standardized Measure of Discounted Future Net Cash Flows

The following table reflects the Partnership’s standardized measure of discounted future net cash flows relating from its proved crude oil, natural gas and natural gas liquids reserves (in thousands):

	Successor December 31, 2020	Predecessors December 31, 2019
Future cash inflows	$740,859	$502,961
Future production costs	(217,025)	(127,897)
Future development costs	(117,887)	(78,360)
Future income tax expense	(25,824)	(2,640)
Future net cash flows	380,123	294,064
Discount to present value at 10% annual rate	(157,931)	(154,043)
Standardized measure of discounted future net cash flows	$222,192	$140,021

(1)

Effective beginning on August 22, 2020 and as of December 31, 2020, the Company is treated as a corporation for U.S. federal income tax purposes. Accordingly, “future income tax expense” above includes estimates of future federal income taxes and margin / franchise taxes in Texas that may be incurred by the Company. As of December 31, 2019, the Predecessors were each treated as a partnership for U.S. federal income tax purposes. Accordingly, federal taxable income and losses were reported on the income tax returns of the Predecessor’s partners. The Predecessors were subject to margin / franchise taxes in Texas, which is reflected as “Future income tax expense”.

The following table reflects the principal changes in the standardized measure of discounted future net cash flows attributable to the Partnership’s proved reserves (in thousands):

	Year Ended December 31, 2020 (2)	Year Ended December 31, 2019 (2)
Standardized measure of discounted future net cash flows, beginning of year	$140,021	$31,118
Contribution of HighPeak II to Predecessors	-	10,488
Sales of oil and natural gas, net of production costs	(15,648)	(4,294)
Extensions and discoveries, net of future development costs	172,478	85,626
Net changes in prices and production costs	(50,728)	(6,755)
Changes in estimated future development costs	6,466	9,483
Purchases of minerals in place	600	14
Revisions of previous quantity estimates	(41,646)	8,232
Accretion of discount	14,134	3,165
Net changes in income taxes (1)	(10,675)	(857)
Net changes in timing of production and other	7,190	3,801
Standardized measure of discounted future net cash flows, end of year	$222,192	$140,021

(1)

Effective with the HighPeak business combination that closed on August 21, 2020, the oil and gas properties became owned by HighPeak Energy, which is treated as a corporation for U.S. federal income tax purposes. As such, the “Net change in income taxes” in the table above for the year ended December 31, 2020 reflects the change in tax status applicable to the operations of the oil and gas properties. Prior to the HighPeak business combination, the Predecessors were each treated as a partnership for U.S. federal income tax purposes. Accordingly, federal taxable income and losses relating to the operation of the oil and gas properties were reported on the income tax returns of the Predecessors’ partners. The Predecessors were subject to margin / franchise taxes in Texas, which is reflected as “Net change in income taxes” in the table above for the year ended December 31, 2019.

(2)

The year ended December 31, 2020 in the table above reflects the change in standardized measure from that of HPK LP, our Predecessor, as of December 31, 2019 to that of the Company as of December 31, 2020 and amounts are combined for the period from January 1, 2020 to August 21, 2020 of HPK LP and from August 22, 2020 to December 31, 2020 of the Company. There was no third-party reserve report prepared as of August 21, 2020 from which to compute a standardized measure from as of that date. The year ended December 31, 2019 in the table above reflects the change in standardized measure from that of HighPeak I, HPK LP’s Predecessor, as of December 31, 2018 to that of HPK LP as of December 31, 2019 and amounts are combined for the period from January 1, 2019 to September 30, 2019 of HighPeak I and from October 1, 2019 to December 31, 2019 of HPK LP. There was no third-party reserve report prepared for HighPeak I as of October 1, 2019 from which to compute a standardized measure from as of that date. We believe the table above accurately reflects the change in standardized measure for the Predecessors and Successor in a meaningful context.

Annex A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this proxy statement/prospectus, which are commonly used in the oil and natural gas industry:

“3-D seismic.” (Three-Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two-dimensional seismic data.

“Basin.” A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

“Bbl.” One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

“Boe.” One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil and at a ratio of one Bbl of NGL to one Bbl of oil.

“Boe/d.” One Boe per day.

“Bopd” One barrel of oil per day.

“Btu” or “British thermal unit.” The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

“Completion.” The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“Condensate.” A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

“Development costs.” Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and natural gas. For a complete definition of development costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(7).

“Development project.” A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

“Development well.” A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

“Differential.” An adjustment to the price of oil, natural gas or natural gas liquids from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

“Dry hole.” A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

“Economically producible.” The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation.

“EUR” or “Estimated ultimate recovery.” The sum of reserves remaining as of a given date and cumulative production as of that date.

“Exploratory well.” An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well or a stratigraphic test well as those items are defined by the SEC.

“Field.” An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

“Formation.” A layer of rock which has distinct characteristics that differs from nearby rocks.

“Gross wells.” The total wells in which a working interest is owned.

“Held by production.” Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil or natural gas.

“Horizontal drilling.” A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

“Hydraulic fracturing.” The technique of improving a well’s production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or natural gases may more easily flow through the formation.

“Lease operating expenses.” The expenses of lifting oil or natural gas from a producing formation to the surface, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, workover, marketing and transportation costs, ad valorem taxes, insurance and other expenses incidental to production, but excluding lease acquisition or drilling or completion expenses.

“MBbl.” One thousand barrels of crude oil, condensate or natural gas liquids.

“MBoe.” One thousand Boe.

“MBoe/d.” One MBoe per day.

“Mcf.” One thousand cubic feet of natural gas.

“MMBtu.” One million Btus.

“MMcf.” One million cubic feet of natural gas.

“Net acres.” The percentage of total acres an owner has out of a particular number of acres or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

“Net production.” Production that is owned by us, less royalties and production due others.

“NGLs” or “natural gas liquids.” Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

“NYMEX.” The New York Mercantile Exchange.

“Operator.” The individual or company responsible for the exploration and/or production of an oil or natural gas well or lease.

“Pay.” A reservoir or portion of a reservoir that contains economically producible hydrocarbons. The overall interval in which pay sections occur is the gross pay; the smaller portions of the gross pay that meet local criteria for pay (such as a minimum porosity, permeability and hydrocarbon saturation) are net pay.

“Plug.” A downhole tool that is set inside the casing to isolate the lower part of the wellbore.

“Pooling.” The bringing together of small tracts or fractional mineral interests in one or more tracts to form a drilling and production unit for a well under applicable spacing rules.

“Production costs.” Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. For a complete definition of production costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(20).

“Productive well.” A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

“Proration unit.” A unit that can be effectively and efficiently drained by one well, as allocated by a governmental agency having regulatory jurisdiction.

“Prospect.” A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

“Proved developed reserves.” Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and can be expected to be recovered through extraction technology installed and operational at the time of the reserve estimate.

“Proved reserves.” The estimated quantities of oil, NGLs and natural gas that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

“PUD” or “Proved undeveloped reserves.” Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Undrilled locations can be classified as having PUDs only if a development plan has been adopted indicating that such locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time.

“PV-10.” When used with respect to oil and natural gas reserves, PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property related expenses, discounted to a present value using an annual discount rate of 10%. PV-10 is not a financial measure calculated in accordance with GAAP and generally differs from standardized measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. Neither PV-10 nor standardized measure represents an estimate of the fair market value of our oil and natural gas properties. We and others in the industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.

“Realized price.” The cash market price less all expected quality, transportation and demand adjustments.

“Recompletion.” The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

“Reserves.” Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Reservoir.” A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

“Resources.” Quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered unrecoverable. Resources include both discovered and undiscovered accumulations.

“Royalty.” An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof) but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

“Service well.” A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

“Spacing.” The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

“Spot market price.” The cash market price without reduction for expected quality, transportation and demand adjustments.

“Standardized measure.” Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the oil and natural gas properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

“Stratigraphic test well.” A drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

“Undeveloped acreage.” Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

“Unit.” The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

“Wellbore.” The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

“Working interest.” The right granted to the lessee of a property to explore for and to produce and own natural gas or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

“Workover.” Operations on a producing well to restore or increase production.

The terms “condensate,” “development costs,” “development project,” “development well,” “economically producible,” “estimated ultimate recovery (EUR),” “exploratory well,” “production costs,” “reserves,” “reservoir,” “resources,” “service wells” and “stratigraphic test well” are defined by the SEC. Except as noted, the terms defined in this section are not the same as SEC definitions.

1,700,000 Shares

HighPeak Energy, Inc.

Common Stock

Roth Capital Partners

Northland Capital Markets	Seaport Global Securities

                     , 2021

Until            , 2021 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.         Other Expenses of Issuance and Distribution.

The following table sets forth costs and expenses payable by us in connection with the registration of the shares of HighPeak Energy common stock being registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

SEC registration fee	$6,737.48
FINRA filing fee	9,901.25
Accounting fees and expenses	8,000
Legal fees and expenses	200,000
Printing and engraving expenses	50,000
Transfer agent and registrar fees	4,500
Miscellaneous	250,000
Total	529,138.73

Item 14.         Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

HighPeak Energy’s A&R Charter provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and HighPeak Energy’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL. Further, HighPeak Energy’s bylaws permit HighPeak Energy to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions regardless of whether Delaware law would permit indemnification. The Company has purchased a policy of directors’ and officers’ liability insurance that insures the Company’s directors and officers against the cost of defense, settlement or payment of a judgement in some circumstances and insures the Company against the Company’s obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

In addition, HighPeak Energy has entered into indemnification agreements with each of its directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15.         Recent Sales of Unregistered Securities.

The information included in the prospectus under “Certain Relationships and Related Party Transactions” is incorporated by reference herein.

Item 16.         Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 17.         Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement.

2.1+

Business Combination Agreement, dated as of May 4, 2020, by and among Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC, and, solely for limited purposes specified therein, HighPeak Energy Management, LLC (incorporated by reference to Annex A to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

2.2

First Amendment to Business Combination Agreement, dated as of June 12, 2020, by and among Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and HighPeak Energy Management, LLC (incorporated by reference to Annex A-I to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

2.3

Second Amendment to Business Combination Agreement, dated as of July 1, 2020, by and among Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and HighPeak Energy Management, LLC (incorporated by reference to Annex A-II to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

2.4

Third Amendment to Business Combination Agreement, dated as of July 24, 2020, by and among, Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and HighPeak Energy Management, LLC (incorporated by reference to Annex A-III to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

3.1

Amended and Restated Certificate of Incorporation of HighPeak Energy, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

3.2	Amended and Restated Bylaws of HighPeak Energy, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on November 9, 2020).

4.1

Registration Rights Agreement, dated as of August 21, 2020, by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP and certain other security holders named therein (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

4.2

Stockholders’ Agreement, dated as of August 21, 2020, by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, Jack Hightower and certain directors of Pure Acquisition Corp. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

4.3

Warrant Agreement, dated April 12, 2018, by and among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

Exhibit No.	Description
4.4

Amendment and Assignment to Warrant Agreement, dated as of August 21, 2020, by and among Pure Acquisition Corp., Continental Stock Transfer & Trust Company and HighPeak Energy, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

5.1**	Opinion of Vinson & Elkins L.L.P. as to the validity of the securities being registered.

10.1

Contingent Value Rights Agreement, dated as of August 21, 2020, by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy, LP, HighPeak Energy II, LP and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

10.2

Amended and Restated Forward Purchase Agreement, dated as July 24, 2020, by and among HighPeak Energy, Inc., the Purchasers therein, HighPeak Energy Partners, LP and, solely for the purposes specified therein, Pure Acquisition Corp. (incorporated by reference to Annex F to the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-235313) filed with the SEC on August 5, 2020).

10.3

HighPeak Energy, Inc. Amended and Restated Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

10.4	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

10.5

Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on November 9, 2020).

10.6

Credit Agreement, dated as of December 17, 2020, by and among HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on December 18, 2020).

10.7

First Amendment to Credit Agreement, dated as of June 23, 2021, by and among HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, the Guarantors, the Existing Lender and the New Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on June 24, 2021).

10.8	Second Amendment to Credit Agreement, dated as of October 1, 2021, by and among HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, the Guarantors, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on October 4, 2021).

10.9**	Form of Dividend Equivalent Award Agreement.

21.1	List of Subsidiaries of HighPeak Energy, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 27, 2020).

23.1*	Consent of Weaver and Tidwell, L.L.P., independent registered public accounting firm for HighPeak Energy, Inc.

23.2*	Consent of Cawley, Gillespie & Associates, Inc.

23.3**	Consent of Vinson & Elkins L.L.P. (included as part of its opinion filed as Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page to the initial filing of this Registration Statement on Form S-1).

99.1	Reserve Report of HPK LP as of December 31, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K (File No. 001-39464) filed with the SEC on March 15, 2021).

99.2**	Audit Letter Relating to Reserves of HPK LP as of December 31, 2020

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+

Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. HighPeak Energy agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	Filed herewith.
**	Filed previously.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on October 18, 2021.

HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Jack Hightower
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on October 18, 2021.

Signatures	Title

/s/ *	Chief Executive Officer and Chairman
Jack Hightower	(Principal Executive Officer)

/s/ Steven W. Tholen	Chief Financial Officer
Steven W. Tholen	(Principal Financial Officer)

/s/ *	Chief Accounting Officer
Keith Forbes	(Principal Accounting Officer)

/s/ *	Director
Jay M. Chernosky

/s/ *	Director
Keith A. Covington

/s/ *	Director
Sharon F. Fulgham

/s/ *	Director
Michael H. Gustin

/s/ *	President and Director
Michael L. Hollis

/s/ *	Director
Larry C. Oldham

*

The undersigned, by signing his name thereto, signs and executes this Registration Statement pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on August 16, 2021.

/s/ Steve W. Tholen
Steve W. Tholen
Attorney-in-Fact